Leggett & Platt®

2024 ANNUAL REPORT
AND 2025 PROXY STATEMENT

LEGGETT & PLATT AT A GLANCE

Leggett & Platt (NYSE: LEG) is a diversified manufacturer that designs and produces a broad variety of engineered components and products.

40% BEDDING PRODUCTS

Steel Rod

Drawn Wire

U.S. Spring
- Innersprings
- Static foundations
- Semi-finished mattresses

Specialty Foam
- Private label finished mattresses
- Mattress toppers and pillows
- Specialty foam

Adjustable Bed

International Bedding
- Innersprings
- Finished mattresses
- Specialty foam
- Wire-coiling machines

Machinery
- Sewing and quilting machines
- Mattress packaging and glue-drying equipment

28% SPECIALIZED PRODUCTS

Automotive
- Auto seat support and lumbar systems
- Motors, actuators, and cables

Aerospace Products
- Welded and seamless tubing
- Formed tube and tube assemblies
- Flexible joint components

Hydraulic Cylinders
- Engineered hydraulic cylinders primarily for material handling and heavy construction equipment

32% FURNITURE, FLOORING & TEXTILE PRODUCTS

Home Furniture
- Steel mechanisms and motion hardware for reclining and lift chairs, sofas, and sleeper sofas

Work Furniture
- Components and private label finished goods for collaborative soft seating
- Controls, bases, and frames for office chairs

Flooring Products
- Carpet cushion
- Hard surface flooring underlayment

Fabric Converting
- Structural fabrics for bedding, upholstered furniture, home furnishing accessories, and industrial uses

Geo Components
- Synthetic fabrics and other products used in ground stabilization, drainage protection, and erosion control

Percentage of 2024 net trade sales

Quick Facts



Strong competitive positions



Broad customer base; mainly manufacturers



Solid operating cash flow



Financial stability, healthy balance sheet



Engaged management team

Fellow Shareholders,

Leggett & Platt was established as a partnership, where the spirit of teamwork turned a good idea into a real product and, ultimately, a lasting business. Our employees around the world continue to uphold this tradition, driving the company forward. In 2024, widespread collaboration and dedication to continuous improvement were evident as our teams undertook efforts to reinforce our financial foundation, execute a large, complex restructuring plan, improve profitability, and position us for long-term profitable growth. We made significant progress in these areas, underscoring our commitment to preserve the core strengths of our business while evolving to maintain our competitive edge.

2024 Financial Performance

Persistently weak demand impacted our residential businesses throughout 2024, and in the second half of the year, we experienced demand softening in our Automotive and Hydraulic Cylinders businesses. Lower volume and raw material-related selling price decreases reduced sales 7% compared to 2023.

EBIT was a loss of $430 million, primarily from $676 million of goodwill impairment charges.

Adjusted[1] EBIT was $267 million, a decrease of $67 million versus 2023 adjusted[1] EBIT. The decline was largely due to lower volume and unfavorable sales mix, raw material-related pricing adjustments, and metal margin compression, but was partially offset by operational efficiency improvements and restructuring benefit as our teams have intently focused on managing factors within our control.

We generated $306 million of cash from operations during 2024, a decrease of $191 million from 2023, reflecting lower earnings and less benefit from working capital.

Consistent with our near-term priorities of managing cash and reducing debt, we did not complete any acquisitions and had minimal share repurchases in 2024. Major uses of cash were: $136 million for dividend payments, $126 million to reduce debt, and $82 million for capital expenditures. We ended the year with net debt to trailing 12-month adjusted EBITDA[1] of 3.76x.



Sales

$4.4 billion
down 7% vs. 2023



Margins

EBIT: (9.8%)
Adj. EBIT: 6.1%

EBITDA: (6.7%)
Adj. EBITDA: 9.2%



Earnings

EPS: ($3.73)
Adj. EPS: $1.05



Cash from Operations

$306 million
down 39% vs. 2023

[1] For non-GAAP reconciliations, please refer to page 6..

This letter contains forward-looking statements, please refer to "Forward-Looking Statements" in our 2024 Form 10-K, which is part of this document.

Pivotal Progress in 2024

Strengthening Our Balance Sheet

We remain committed to maintaining our long-held financial strength and investment grade credit rating. In the near term, we are prioritizing debt reduction while continuing to fund organic growth. To accelerate our deleveraging efforts, last year our Board of Directors made the decision to reduce our quarterly dividend to $.05 per share, beginning with the second quarter dividend. In 2025, excess cash flow generated from operations and cash proceeds from real estate sales and any divestitures are also expected to be used primarily to repay debt as we advance toward our long-term leverage target of 2.0x.

Longer term, our priorities for uses of cash are funding organic growth, funding strategic acquisitions, and returning cash to shareholders through both dividends and share repurchases.



Near-Term Capital Allocation Priorities
- Organic growth
- Debt reduction

Long-Term Capital Allocation Priorities
- Organic growth
- Strategic acquisitions
- Shareholder returns

Improving Profit Margins: Restructuring Plan

Early in the year, we initiated a restructuring plan designed to improve our profitability through optimization of our Bedding Products manufacturing and distribution footprint. We also undertook smaller restructuring actions within our Home Furniture and Flooring operations to align capacity with regional demand and improve operating efficiencies. Later, we expanded the plan to include actions to increase manufacturing efficiency in Hydraulic Cylinders and improve our general and administrative cost structure.

Outstanding work by our employees throughout 2024 led to solid execution of our restructuring plan, which consistently met or exceeded our expectations. As part of our restructuring activities for the year, we realized $22 million in EBIT benefit, generated $20 million in cash proceeds from real estate sales, minimized sales attrition, and kept costs on target, with no disruptions in product quality or delivery. Progress will continue in 2025, and we still anticipate all restructuring activity will be complete by year end and will drive incremental EBIT benefit this year.



2024 Progress

BEDDING PRODUCTS
- Reduced footprint by 14 locations (10 in U.S. Spring, 3 in Specialty Foam, 1 in Adjustable Bed)
    - Consolidated all domestic innerspring production into 4 remaining locations
    - Exited Mexican innerspring operation
- Downsized Chinese innerspring operation
- Sold 2 properties

FURNITURE, FLOORING & TEXTILE PRODUCTS
- Closed 1 facility in Home Furniture
- Closed 1 facility in Flooring Products and substantially completed Phase 1 of Flooring Products restructuring

SPECIALIZED PRODUCTS
- Initiated Hydraulic Cylinders restructuring

CORPORATE
- Reduced G&A cost structure

2025 Actions

BEDDING PRODUCTS
- Complete Bedding restructuring, primarily Specialty Foam consolidations

FURNITURE, FLOORING & TEXTILE PRODUCTS
- Launch and complete Phase 2 of Flooring Products restructuring

SPECIALIZED PRODUCTS
- Complete Hydraulic Cylinders restructuring

Improving Profit Margins: Beyond Restructuring

Beyond the restructuring plan, we identified additional opportunities to increase operating efficiencies and prioritized actions to improve profitability across our businesses.

In Bedding Products, we continued to improve Specialty Foam operations through the implementation of best-in-class processes that optimize demand planning, minimize material waste, and utilize continuous improvement techniques. We are focused on increasing our addressable market share by growing higher-value content in semi-finished products and capturing profitable volume opportunities. Further integration of our innerspring and foam capabilities, already evident in products like CombiCore™, is expected to spur product innovation and create a competitive advantage in private label finished mattress production.

In Automotive, we drove margin improvement by successfully pursuing inflationary cost recovery efforts, taking targeted cost reduction measures in response to global demand volatility, and implementing additional automation in our manufacturing processes. We are focused on continued product innovation and strengthening our long-standing relationships with existing OEM customers, while also building stronger connections with Chinese manufacturers.

Preparing for Long-Term Profitable Growth

We are evaluating the market attractiveness and competitive position of all our businesses and assessing opportunities for profitable, long-term growth in areas including Bedding, Automotive, and Textiles. We are also determining which businesses are the best long-term fit for the company and began exploring the potential sale of the Aerospace business. Our strategic business review will continue in 2025 as we work toward a more focused and more profitable future.

Empowering Our People

Our executive leadership team has continued to evolve with the recent promotions of two long-tenured employees. In April 2024, Sam Smith was promoted to President of the Furniture, Flooring & Textile Products segment, and in February 2025, Sam assumed the additional role of President of the Specialized Products segment. In January 2025, Lindsey Odaffer was appointed as Chief Human Resources Officer. Our management team has extensive Leggett & Platt experience, deep market knowledge, and the capabilities to further advance our strategic initiatives. With effective succession planning and talent development, we have successfully promoted additional high-performing leaders at deeper levels within the organization. This approach is providing stability, continuity, and strong alignment with our company culture and strategy.

Profitability improvement activities have highlighted the importance of empowering our employees to identify and implement projects within their areas of expertise. By encouraging an ownership mentality and enabling decision-making at lower levels of the organization, we are building a more responsive and agile business. We are also setting clear expectations and holding our teams accountable for driving results, which ensures a sharp focus on achieving our shared goals.

Maintaining Momentum

We are confident that the fundamental improvements executed and underway across our businesses are the right actions to drive improved earnings and position us for long-term success. We are also encouraged that these efforts are consistently delivering results in line with our expectations, despite the dynamic macro environment and demand challenges in many of our end markets. We are committed to creating shareholder value through execution of our ongoing strategic initiatives.

To all our shareholders – thank you for your support as we navigate the current challenges and prepare for the opportunities ahead.

Karl Glassman
President and CEO
February 26, 2025

(Dollar amounts in millions, except per share data)	2024	2023	2022	2021	2020	2019
Financial Results [1]						
Trade sales	**$4,384**	$4,725	$5,147	$5,073	$4,280	$4,753
EBIT (earnings before interest and taxes)	**(430)**	(90)	485	596	408	487
Adjusted EBIT [2]	**267**	334	485	568	453	498
EBIT margin	**(9.8%)**	(1.9%)	9.4%	11.7%	9.5%	10.2%
Adjusted EBIT margin [2]	**6.1%**	7.1%	9.4%	11.2%	10.6%	10.5%
Earnings [1]						
Net earnings	**(511)**	(137)	310	403	253	314
Net earnings attributable to L&P	**(512)**	(137)	310	403	253	314
EPS (earnings per diluted share)	**(3.73)**	(1.00)	2.27	2.94	1.86	2.32
Adjusted EPS [2]	**1.05**	1.39	2.27	2.78	2.16	2.39
Common Stock Data						
Cash dividends declared per share	**0.61**	1.82	1.74	1.66	1.60	1.58
Dividend yield (based on stock price at start of year)	**2.3%**	5.6%	4.2%	3.7%	3.1%	4.4%
End-of-year shares outstanding (millions)	**134.4**	133.4	132.6	133.4	132.6	131.8
Average diluted shares outstanding (millions)	**137.3**	136.3	136.5	136.7	135.9	135.4
Year-End Financial Position [1]						
Cash and cash equivalents	**$350**	$365	$317	$362	$349	$248
Total assets	**3,662**	4,635	5,186	5,307	4,800	4,855
Long-term debt + current debt maturities	**1,864**	1,988	2,084	2,090	1,900	2,118
Equity	**690**	1,334	1,641	1,649	1,425	1,342
Net debt to adjusted EBITDA [2]	**3.8x**	3.2x	2.7x	2.3x	2.4x	2.7x
Return on invested capital [2]	**7.4%**	7.4%	10.4%	13.1%	11.0%	14.2%
Cash Flow Components						
Net cash provided by operating activities	**$306**	$497	$441	$271	$603	$668
Dividends paid	**136**	239	229	218	212	205
Capital expenditures	**82**	114	100	107	66	143
Acquisitions, net of cash acquired	**-**	-	83	153	-	1,265
Stock repurchases, net	**5**	6	60	6	9	7

[1] Effective January 1, 2021, domestic steel-related inventory valuation methodology changed from LIFO to FIFO; all prior years have been retrospectively adjusted to apply the effects of the change.

[2] For non-GAAP reconciliations, please refer to page 6.

Reconciliation of Reported (GAAP) to Adjusted (non-GAAP) Financial Measures [1][2] (Dollar amounts in millions, except per share data)	2024	2023	2022	2021	2020	2019
Non-GAAP adjustments						
Goodwill impairment	$676	$-	$-	$-	$25	$-
Restructuring-related charges	50	-	-	-	8	10
CEO transition compensation costs	4	-	-	-	-	-
Gain from sale of real estate	(31)	(11)	-	(28)	-	-
Gain from net insurance proceeds	(2)	(9)	-	-	-	-
Long-lived asset impairment	-	444	-	-	-	-
Note impairment	-	-	-	-	8	-
Stock write-off for prior year divestiture	-	-	-	-	4	-
ECS transaction costs	-	-	-	-	-	1
Non-GAAP adjustments, pre-tax	696	424	-	(28)	45	11
Income tax impact	(46)	(98)	-	7	(4)	(1)
Special tax items	5	-	-	-	-	-
Non-GAAP adjustments, after tax	$656	$326	$-	$(21)	$41	$10
Diluted shares outstanding	137.3	136.3	136.5	136.7	135.9	135.4
EPS impact of non-GAAP adjustments	$4.78	$2.39	$-	$(0.16)	$0.30	$0.07
Adjusted EBIT, EBITDA, Margin, and EPS						
Trade sales	$4,384	$4,725	$5,147	$5,073	$4,280	$4,753
EBIT (earnings before interest and taxes)	$(430)	$(90)	$485	$596	$408	$487
Non-GAAP adjustments, pre-tax	696	424	-	(28)	45	11
Adjusted EBIT	$267	$334	$485	$568	$453	$498
EBIT margin	(9.8%)	(1.9%)	9.4%	11.7%	9.5%	10.2%
Adjusted EBIT margin	6.1%	7.1%	9.4%	11.2%	10.6%	10.5%
EBIT	$(430)	$(90)	$485	$596	$408	$487
Depreciation	112	109	110	117	119	118
Amortization	24	71	70	71	70	74
EBITDA	(294)	90	665	783	597	679
Non-GAAP adjustments, pre-tax	696	424	-	(28)	45	11
Adjusted EBITDA	$403	$513	$665	$755	$642	$690
EBITDA margin	(6.7%)	1.9%	12.9%	15.4%	13.9%	14.3%
Adjusted EBITDA margin	9.2%	10.9%	12.9%	14.9%	15.0%	14.5%

[1] Calculations impacted by rounding.

[2] Effective January 1, 2021, domestic steel-related inventory valuation methodology changed from LIFO to FIFO; all prior years have been retrospectively adjusted to apply the effects of the change.

Reconciliation of Reported (GAAP) to Adjusted (non-GAAP) Financial Measures [1][2] (Dollar amounts in millions, except per share data)	2024	2023	2022	2021	2020	2019
Diluted EPS	$(3.73)	$(1.00)	$2.27	$2.94	$1.86	$2.32
EPS impact of non-GAAP adjustments	4.78	2.39	-	(0.16)	0.30	0.07
Adjusted EPS	$1.05	$1.39	$2.27	$2.78	$2.16	$2.39
Net Debt to Adjusted EBITDA						
Current maturities of long-term debt	$1	$308	$9	$301	$51	$51
Long-term debt	1,863	1,680	2,074	1,790	1,849	2,067
Total debt	1,864	1,988	2,084	2,090	1,900	2,118
Less: cash and cash equivalents	(350)	(365)	(317)	(362)	(349)	(248)
Net debt	$1,514	$1,622	$1,767	$1,729	$1,551	$1,870
Adjusted EBITDA	$403	$513	$665	$755	$642	$690
Net debt to adjusted EBITDA	3.8x	3.2x	2.7x	2.3x	2.4x	2.7x
Return on Invested Capital						
EBIT	$(430)	$(90)	$485	$596	$408	$487
Non-GAAP adjustments, pre-tax	696	424	-	(28)	45	11
Adjusted EBIT	267	334	485	568	453	498
Less: taxes	(61)	(82)	(113)	(129)	(96)	(109)
NOPAT (net operating profit after tax)	$205	$252	$372	$438	$357	$389
Total debt	$1,864	$1,988	$2,084	$2,090	$1,900	$2,118
Operating lease liabilities	185	208	203	198	165	161
Equity	690	1,334	1,641	1,649	1,425	1,342
Less: cash and cash equivalents	(350)	(365)	(317)	(362)	(349)	(248)
Invested capital	$2,389	$3,164	$3,612	$3,575	$3,141	$3,373
Average invested capital	$2,776	$3,388	$3,593	$3,358	$3,257	$2,740
ROIC (return on invested capital), adjusted	7.4%	7.4%	10.4%	13.1%	11.0%	14.2%

[1] Calculations impacted by rounding.

[2] Effective January 1, 2021, domestic steel-related inventory valuation methodology changed from LIFO to FIFO; all prior years have been retrospectively adjusted to apply the effects of the change.

CORPORATE INFORMATION

Mailing Address:

Leggett & Platt, Incorporated
P.O. Box 757
Carthage, MO 64836
(417) 358-8131

Website:

www.leggett.com

Transfer Agent and Registrar:

EQ Shareowner Services
Attn: Leggett & Platt, Inc.
P.O. Box 64854
St. Paul, MN 55164
Phone: (800) 468-9716
www.shareowneronline.com

Independent Registered Public Accounting Firm:

PricewaterhouseCoopers LLP
St. Louis, Missouri

Form 10-K

The Company's Form 10-K is part of this document. The exhibits to the Form 10-K are listed in this document and available on Leggett & Platt's website or may be obtained from Investor Relations for a reasonable fee.

Annual Meeting:

May 7, 2025, at 10:00 a.m. (local time)
The event will be virtual.

Contacting Investor Relations:

Cassie J. Branscum, Vice President
Katelyn J. Pierce, Analyst
Janna M. Fields, Specialist
Email: invest@leggett.com
Phone: (417) 358-8131

Contacting the Board of Directors:

Email: leaddirector@leggett.com
Write: Lead Director
         P.O. Box 637
         Carthage, MO 64836

Contacting the Audit Committee:

Email: auditcommittee@leggett.com
Write: L&P Audit Committee
         Attn: Rachel Krenz
         P.O. Box 757
         Carthage, MO 64836
Phone: (888) 401-0536

Notice of 2025 Annual Meeting of Shareholders

Virtual Meeting Only – No Physical Meeting Location

Wednesday, May 7, 2025 | 10:00 a.m. Central Time

Dear Shareholders:

The annual meeting of shareholders of Leggett & Platt, Incorporated (the "*Company*") will be held on Wednesday, May 7, 2025 at 10:00 a.m. Central Time in a virtual meeting format only, via a live webcast.

You will be able to attend and participate in the annual meeting online by registering in advance at *register.proxypush.com/LEG* no later than 5:00 p.m. Central Time on May 6, 2025. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you access to the meeting and to submit questions during the meeting. The virtual annual meeting has been designed to provide substantially the same rights to participate as you would have at an in-person meeting.

The annual meeting is being held for the following purposes:

1. To elect eight directors;
2. To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025;
3. To provide an advisory vote to approve Named Executive Officer compensation;
4. To approve the amendment and restatement of the Company's Flexible Stock Plan; and
5. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

You are entitled to vote only if you were a Leggett & Platt shareholder at the close of business on March 5, 2025. The Company's notice of internet availability of proxy materials was first sent to our shareholders on March 26, 2025.

By Order of the Board of Directors,

S. Scott Luton

S. Scott Luton

Secretary

Carthage, Missouri
March 26, 2025

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 7, 2025

The proxy materials and access to the proxy voting site are available to you on the Internet.

You are encouraged to review all of the information contained in the proxy materials before voting.

The Company's Proxy Statement and Annual Report to Shareholders are available at:
www.leggett.com/proxymaterials

The Company's proxy voting site can be found at:
www.proxypush.com/leg

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. It does not contain all the information that you should consider—please read the entire proxy statement before voting. Our principal executive offices are located at 1 Leggett Road, Carthage, Missouri 64836.

2025 Annual Meeting of Shareholders

Wednesday, May 7, 2025
10:00 a.m. Central Time

Virtual Meeting Only – advance registration required to attend.
Visit *register.proxypush.com/LEG*

Record Date: March 5, 2025

Proposal	Recommendation	Page
1 – Election of Eight Directors	FOR	14
2 – Ratification of PWC as Independent Registered Public Accounting Firm	FOR	19
3 – Advisory Vote to Approve Named Executive Officer Compensation	FOR	22
4 – Approve Amendment and Restatement of the Flexible Stock Plan	FOR	22

Board Nominees

All of Leggett's directors are elected for a one-year term by a majority of shares present and entitled to vote at the 2025 Annual Meeting of Shareholders (the "*Annual Meeting*"). The 2025 director nominees are:



Angela Barbee
Independent

Former SVP —Technology and Global R&D
Weber Inc.



Robert E. Brunner
Independent
Lead Director

Retired Executive VP
Illinois Tool Works



Mary Campbell
Independent

Retired President — vCommerce Ventures, Qurate Retail, Inc.



Karl G. Glassman

Board Chairman, President and CEO Leggett & Platt, Incorporated



Joseph W. McClanathan
Independent

Retired President & CEO — Household Products Division
Energizer Holdings, Inc.



Srikanth Padmanabhan
Independent

Executive Vice President and President, Operations
Cummins, Inc.



Jai Shah
Independent

Group President
Masco Corporation



Phoebe A. Wood
Independent

Retired Vice Chair & CFO
Brown-Forman Corp.

2025 DIRECTOR NOMINEES								
	Angela Barbee	**Robert Brunner**	**Mary Campbell**	**Karl Glassman**	**Joseph McClanathan**	**Srikanth Padmanabhan**	**Jai Shah**	**Phoebe Wood**
Independent Director	✓	✓	✓		✓	✓	✓	✓
L&P Director since	2022	2009	2019	2002	2005	2018	2019	2005
Age	59	67	57	66	72	60	58	71
L&P Board Committees								
Audit	✓		✓			✓	✓	Chair
Human Resources and Compensation	✓	✓			✓		Chair	
Nominating, Governance and Sustainability		✓	✓		Chair	✓		✓
Other Public Company Boards	0	1	1	0	1	0	0	2

EXPERIENCE AND QUALIFICATIONS								
Financial/Accounting	✓	✓	✓	✓	✓	✓	✓	✓
Global Business	✓	✓	✓	✓	✓	✓	✓	✓
R&D/Innovation/Tech	✓	✓	✓	✓	✓	✓	✓	✓
Manufacturing/Operations	✓	✓	✓	✓	✓	✓	✓	
Governance/Sustainability	✓	✓		✓	✓			✓
Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓
HR/Compensation	✓	✓	✓	✓	✓		✓	✓
Risk Management				✓		✓	✓	✓
IT/Cybersecurity	✓		✓			✓		✓
L&P Industry Experience	✓	✓	✓	✓		✓		

Tenure – We nominate directors for election based upon merit, experience, and background relevant to the Board's current and anticipated needs, as well as the Company's businesses. We aim to achieve balance between directors whose years of service has given them historical insight into the Company and its operations, and those who provide a new, fresh perspective to the boardroom. In recent years, we have prioritized Board refreshment, which is reflected by the addition of four of our seven independent director nominees since 2018. The Board believes that its current composition reflects the right mix of experience and new voices to function effectively.

Diversity – Our Nominating, Governance and Sustainability Committee (NGS Committee) recognizes the value of cultivating a Board with a diverse mix of opinions, perspectives, skills, experiences, and backgrounds. A diverse board enables more balanced, wide-ranging discussion in the boardroom, which, we believe, enhances the decision-making processes. In addition, five of our seven independent director nominees are diverse, with three women and three nominees who self-identify as racial or ethnic minorities.

Executive Compensation

We seek to align our executives' and shareholders' interests through pay-for-performance. In 2024, 88% of the target pay of our CEO, Mr. Glassman, was allocated to variable compensation and 72% was allocated to equity-based awards.

Our compensation structure strives to strike an appropriate balance between short-term and long-term compensation that reflects the short- and longer-term interests of the business. We believe this structure helps us attract, retain and motivate high-performing executives who will achieve outstanding results for our shareholders.

Key Components of Our Executive Officers' 2024 Compensation Program

Base Salary: Our executives' salaries reflect their responsibilities, performance and experience while taking into account market data, peer benchmarking and internal equity.

Annual Incentive: Short-term cash incentive with payouts ranging from 0% to 200% based on adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) and cash flow targets based on the Company's earnings guidance for the year.

Long-Term Incentive – 60% allocated to PSUs: Three-year Performance Stock Units (PSUs) with payouts ranging from 0% to 200%, with 50% based on total EBITDA and 50% based on return on invested capital (ROIC), subject to a payout multiplier of 0.75 to 1.25 based upon relative total shareholder return (TSR) measured against the industrial, materials and consumer discretionary sectors of the S&P 500 and S&P MidCap 400.

Long-Term Incentive – 40% allocated to RSUs: The Restricted Stock Units (RSUs) vest in 1/3 increments on the first, second and third anniversaries of the grant date, further tying our executives' pay to the Company's performance.



CEO 2024 Compensation Mix at Target

BASE SALARY 12%
ANNUAL INCENTIVE 16%
RSUs 25%
PSUs 47%
88% Variable Compensation

CEO Transition and 2024 Compensation

On May 20, 2024, Mitch Dolloff resigned as the Company's Chief Executive Officer, after serving as Leggett's Chief Executive Officer since 2022. At the same time, our Board Chairman, Karl Glassman, became the Company's Chief Executive Officer, after previously serving as Leggett's Executive Chairman of the Board from 2022 until his retirement in May 2023, as the Company's Chief Executive Officer from 2016 to 2021, and in various other capacities since 1982.

In connection with Mr. Glassman's appointment as CEO, the Human Resources and Compensation Committee (HRC Committee) of the Board and the independent directors of the Board set his 2024 base salary at $1,275,000, his target annual incentive percentage at 135% of base salary (with such award to be prorated from the date of his appointment), and his long-term incentive percentage at 570% (allocated between PSUs and RSUs as described above). At these target levels, 88% of Mr. Glassman's 2024 pay package is variable and 72% is equity-based.

Key Features of Our Executive Officer Compensation Program

What We Do

✓ **Pay for Performance** – A significant majority of our Named Executive Officers' (NEOs) compensation is at-risk variable compensation.

✓ **Multiple Performance Metrics** – Variable compensation is based on more than one measure to encourage balanced incentives.

✓ **Incentive Award Caps** – All of our variable compensation plans have maximum payout limits.

✓ **Benchmarking** – We compare our compensation package to market surveys and a customized peer group, and the HRC Committee engages an independent consultant.

✓ **Stock Ownership Requirements** – All NEOs are subject to robust stock ownership requirements.

✓ **Confidentiality & Non-Competition** – All NEOs are subject to contractual confidentiality and non-compete obligations.

✓ **Clawbacks** – Mandatory recoupment of excess compensation following a financial restatement and the ability to cancel awards and recoup compensation due to fraud, dishonesty, or violations of Company policies or laws.

✓ **Minimum Vesting Period** – Awards under our Flexible Stock Plan are subject to a mandatory one-year minimum vesting period (subject to a 5% carve-out for vesting in certain circumstances).

✓ **Annual Say-on-Pay Vote** – Our Board has adopted a policy to hold an advisory vote to approve the Company's executive compensation on an annual basis.

What We Don't Do

✘ **No Single-Trigger Change in Control** – Our CIC-related cash severance and equity awards have a double trigger (unless the acquirer requires outstanding awards be terminated).

✘ **No Hedging or Pledging** – We do not permit our executive officers to engage in either hedging or pledging activities with respect to Leggett shares.

✘ **No Excessive Perquisites** – Perquisites represent less than 1% of our NEOs' combined compensation.

✘ **No Employment Agreements** – All of our NEOs are or were employed at-will.

✘ **No Repricing of Options or Cash Buyouts**

✘ **No Liberal Share Recycling**

✘ **No Dividends Paid on Equity Awards Prior to Vesting**

✘ **No Tax Gross-Ups**

Board Oversight of Sustainability and Related Matters

Leggett's Board of Directors and its Committees regularly review the oversight structure for certain sustainability matters. The NGS Committee's charter responsibilities include oversight of the Company's corporate responsibility and sustainability policies and programs, including environmental and climate change, social and governance matters, reviewing the Company's sustainability report and any sustainability targets, and annually reviewing the Company's political and charitable contributions. The HRC Committee's charter responsibilities include, among other items, overseeing the Company's human resources policies and programs, executive succession planning, and senior management leadership development.

Although the Board has delegated direct oversight of certain sustainability matters to its committees, the Board has retained primary oversight responsibility of the Company's cybersecurity programs.

Corporate Governance and Board Matters

Leggett & Platt has a long-standing commitment to sound corporate governance principles and practices. The Board of Directors has adopted Corporate Governance Guidelines that establish the roles and responsibilities of the Board and management. The Board has also adopted a Code of Business Conduct and Ethics applicable to all Company employees, officers and directors, as well as a separate Financial Code of Ethics applicable to the Company's CEO, CFO, and Chief Accounting Officer. These documents can be found at *www.leggett.com/governance*. Information on our website does not constitute part of this proxy statement.

Director Independence and Board Service

The Board reviews director independence annually and during the year upon learning of any change in circumstances that may affect a director's independence. The Company has adopted director independence standards (the *"Independence Standards"*) that satisfy the NYSE listing requirements and can be found at *www.leggett.com/governance*. A director who meets all the Independence Standards will be presumed to be independent.

While the Independence Standards help the Board to determine director independence, they are not the only criteria. The Board also reviews the relevant facts and circumstances of any material relationships between the Company and its directors during the independence assessment. Based on its review, the Board has determined that all director nominees and directors who served during any part of 2024 are, or were during their service, independent, with the exceptions of Mitch Dolloff, our former President and CEO, and Karl Glassman, our President and CEO. The director biographies accompanying Proposal One: Election of Directors identify our independent directors on the ballot.

The independent directors meet the additional independence standards for audit committee service under NYSE and SEC rules and are financially literate, as defined by NYSE rules. In addition, Audit Committee members Mark Blinn, Srikanth Padmanabhan, Jai Shah, and Phoebe Wood meet the SEC's definition of an "audit committee financial expert." No Audit Committee member serves on the audit committee of more than three public companies.

The independent directors satisfy the enhanced independence standards required by the NYSE listing standards and SEC rules for service on the HRC Committee.

As provided in our Corporate Governance Guidelines, non-employee directors can sit on no more than four public company boards (including our own) and our executive officers can sit on no more than one other public company board without Board approval. The NGS Committee conducts an annual review of director commitment levels and affirmed that all the nominees for the 2025 Annual Meeting were compliant.

Board Leadership Structure

Our Corporate Governance Guidelines allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. This approach allows the Board flexibility to determine whether the two roles should be separate or combined based upon the Company's needs and the Board's assessment of the Company's leadership from time to time.

Mr. Glassman has served as the Board Chairman since 2020, and Mr. Brunner has served as independent Lead Director since 2023. With the Board having appointed Mr. Glassman as Chief Executive Officer effective May 20, 2024, the Board believes this leadership structure best serves the Board, the Company and our shareholders.

The Lead Director's responsibilities include:

- Serving as the liaison between the independent directors and the Chairman.

- Acting as the principal representative of the independent directors in communicating with shareholders.

- Working with the Chairman to set the schedule and agenda for Board meetings, and overseeing delivery of materials to the directors.

- Calling special executive sessions of the independent directors upon notice to the full Board.

- Presiding over meetings of the independent directors and over Board meetings in the Chairman's absence.

Our independent directors regularly hold executive sessions without management present. At least one executive session per year is attended by only independent, non-management directors, and such executive sessions were held at each quarterly Board meeting in 2024.

Communication with the Board

Shareholders and all other interested parties who wish to contact our Board of Directors may email our Lead Director, Mr. Brunner, at *leaddirector@leggett.com*. They can also write to Leggett & Platt Lead Director, P.O. Box 637, Carthage, MO 64836. The Corporate Secretary's office reviews this correspondence and periodically provides the Lead Director all communications except items unrelated to Board functions. The Lead Director may forward communications to the full Board or to any of the other independent directors for further consideration.

Board and Committee Composition and Meetings

Leggett's Board of Directors held seven meetings in 2024, and its committees met the number of times listed below. All directors attended at least 75% of the Board meetings and their respective committee meetings. Directors are expected to attend the Company's Annual Meeting, and all of them attended the virtual 2024 Annual Meeting.

The Board has a standing Audit Committee, HRC Committee, and NGS Committee. These committees consist entirely of independent directors, and each operates under a written charter adopted by the Board. The Audit, HRC, and NGS Committee charters are posted on our website at *www.leggett.com/governance*.

Proxy Statement

Audit Committee Phoebe A. Wood (Chair) Angela Barbee Mark A. Blinn Mary Campbell Srikanth Padmanabhan Jai Shah Meetings in 2024: 4	The Audit Committee assists the Board in the oversight of: • Independent registered public accounting firm's qualifications, independence, appointment, compensation, retention and performance. • Internal control over financial reporting. • Guidelines and policies to govern risk assessment and management. • Performance of the Company's internal audit function. • Integrity of the financial statements and external financial reporting. • Legal and regulatory compliance. • Complaints and investigations of any questionable accounting, internal control or auditing matters.
Human Resources and Compensation Committee Jai Shah (Chair) Angela Barbee Mark A. Blinn Robert E. Brunner Manuel A. Fernandez Joseph W. McClanathan Meetings in 2024: 5	The HRC Committee assists the Board in the oversight and administration of: • The Company's human resources policies and programs. • CEO, executive officer, and director compensation. • Incentive compensation and equity-based plans. • Executive succession planning. • Senior management leadership development. • Employment agreements, change-in-control agreements, and severance benefit agreements with the CEO and executive officers, as applicable. • Related person transactions of a compensatory nature.

Nominating, Governance and Sustainability Committee	The NGS Committee assists the Board in the oversight of:
Joseph W. McClanathan (Chair) Robert E. Brunner Mary Campbell Manuel A. Fernandez Srikanth Padmanabhan Phoebe A. Wood Meetings in 2024: 5	• Corporate governance principles, policies and procedures. • Identifying qualified candidates for Board membership and recommending director nominees. • Recommending committee members and Board leadership positions. • The Company's policies and programs relating to corporate responsibility and sustainability matters. • The Company's political and charitable contributions. • Director independence and related person transactions.

Board and Committee Evaluations

The Board and each of its Committees conduct an annual self-evaluation of their practices and charter responsibilities. In addition, the Board periodically retains an outside consultant to assist in the evaluations and solicit survey responses from individual directors on Board and Committee effectiveness, and conduct reviews of the qualifications and contributions of its members.

Board's Oversight of Risk Management

The Company's CEO and other senior managers are responsible for assessing and managing various risk exposures on a day-to-day basis. Our Enterprise Risk Management Committee (the "ERM Committee"), comprised of a broad group of executives and chaired by our CFO, adopted guidelines by which the Company identifies, assesses, monitors and reports financial and non-financial risks material to the Company.

The ERM Committee meets at least quarterly. Identified risks, including emerging risks, are assigned to a team of subject matter experts who meet regularly throughout the year and provide an updated assessment report to the ERM Committee twice each year (or as circumstances require) for their respective risk areas. On a semi-annual basis, these reports are compiled into a risk summary report which is further reviewed and discussed with the ERM Committee to determine if any actions need to be taken. A summary is provided to senior management and the Audit Committee concerning (i) the likelihood, significance, and impact velocity of each risk, (ii) management's actions to monitor and control risks, and (iii) identified emerging risks. The Audit Committee also performs an annual review of the guidelines and policies that govern the process by which risk assessment and management is undertaken, as well as reviews and discusses major risks on a semi-annual basis. In addition, a designated Board member receives a copy of all reports received through the Company's ethics hotline.

Our Board has oversight of all cybersecurity threats and incidents. On a quarterly basis, and more often if warranted, the Company's Chief Information Officer ("CIO"), or the CFO in coordination with the CIO, each after consultation with the Company's Chief Information Security Officer ("CISO"), reports to the full Board any potentially material cybersecurity threat or incident and our activities regarding the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents. Cybersecurity risk is evaluated as part of our overall ERM process by a cross-functional group of leaders, led by our CISO. Based on the ERM analysis, we adjust, if necessary, our process for the identification, assessment, and monitoring of cybersecurity threats and incidents.

The HRC Committee's oversight of executive officer compensation, including the assessment of compensation risk for executive officers, is detailed in the Compensation Discussion & Analysis section on page 32. The Committee also assesses our compensation structure for employees generally and has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. The following factors contributed to this determination:

• We use a combination of short-term and long-term incentive rewards that are tied to varied and complementary measures of performance and have overlapping performance periods.

- We use common annual incentive plans across all business units.

- Our annual incentive plan and our omnibus equity plan contain clawback provisions that enable the Committee to recoup incentive payments, when triggered.

- Our employees below key management levels have a small percentage of their total pay in variable compensation.

- We promote an employee ownership culture to better align employees with shareholders, with approximately 2,400 employees contributing their own funds to purchase Company stock under various stock purchase plans in 2024.

Consideration of Director Nominees and Diversity

The NGS Committee is responsible for identifying and evaluating the best available qualified candidates for election to the Board of Directors. The Committee's procedure and the Company's bylaws can be found at *www.leggett.com/governance*. Following its evaluation, the NGS Committee recommends to the full Board a slate of director candidates to be nominated for election by the Company's shareholders on an annual basis.

Incumbent Directors. In the case of incumbent directors, the NGS Committee reviews each director's overall service during his or her current term, including the number of meetings attended, level of participation, quality of performance and any transactions between the director and the Company.

New Director Candidates. In the case of new director candidates, the NGS Committee first determines whether the nominee will be independent under NYSE rules, then identifies any special needs of the Board. The NGS Committee will consider individuals recommended by Board members, Company management, shareholders and, if it deems appropriate, a professional search firm.

The NGS Committee believes director candidates should meet and demonstrate the following criteria:

- Character and integrity.

- A commitment to the long-term growth and profitability of the Company.

- A willingness and ability to make a sufficient time commitment to the affairs of the Company to effectively perform the duties of a director, including regular attendance at Board and committee meetings.

- Significant business or public experience relevant and beneficial to the Board and the Company.

Board Diversity. The NGS Committee recognizes the value of cultivating a Board with a diverse mix of opinions, perspectives, skills, experiences, and backgrounds. A diverse board enables more balanced, wide-ranging discussion in the boardroom, which, we believe, enhances the decision-making processes. Having diverse representation and a variety of viewpoints is also important to our shareholders and other stakeholders.

As such, the NGS Committee actively seeks director candidates from a wide variety of backgrounds, without discrimination based on race, ethnicity, color, ancestry, national origin, religion, sex, sexual orientation, gender identity, age, disability, or any other status protected by law. In furtherance of this non-discrimination policy, for each search, the Committee will ensure that it obtains a broad pool of candidates, including qualified female and racial or ethnic minority candidates.

All nominations to the Board will be based upon merit, experience and background relevant to the Board's current and anticipated needs, as well as Leggett's businesses.

Director Recommendations from Shareholders. The NGS Committee does not intend to alter its evaluation process, including the minimum criteria set forth above, for candidates recommended by a shareholder. Shareholders who wish to recommend candidates for the NGS Committee's consideration must submit a written recommendation to the Secretary of the Company at 1 Leggett Road, Carthage, MO 64836. Recommendations (other than director nominations by shareholders in accordance with the Company's bylaws, as described below) must be sent by certified or registered mail and received by December 15th for the NGS Committee's consideration for the following year's Annual Meeting. Recommendations must include the following:

- Shareholder's name, number of shares owned, length of period held and proof of ownership.

Proxy Statement

- Candidate's name, address, phone number and age.

- A resume describing, at a minimum, the candidate's educational background, occupation, employment history and material outside commitments (memberships on other boards and committees, charitable foundations, etc.).

- A supporting statement which describes the shareholder's and candidate's reasons for nomination to the Board of Directors and documents the candidate's ability to satisfy the director qualifications described above.

- The candidate's consent to a background investigation and to stand for election if nominated by the Board and to serve if elected by the shareholders.

- Any other information that will assist the NGS Committee in evaluating the candidate in accordance with this procedure.

Director Nominations for Inclusion in Leggett's Proxy Materials (Proxy Access). The Board has approved a proxy access bylaw, which permits a shareholder, or group of up to 20 shareholders, owning at least 3% of our outstanding shares continuously for at least three years, to nominate and include in Leggett's proxy materials up to the greater of two nominees or 20% of the Board, provided the shareholders and nominees satisfy the requirements specified in our bylaws. Notice of proxy access nominees for the 2026 Annual Meeting must be received no earlier than January 7, 2026 and no later than February 6, 2026.

Notice of Other Director Nominees. For shareholders intending to nominate a director candidate for election at the 2026 Annual Meeting outside of the Company's nomination process, our bylaws require that the Company receive notice of the nomination no earlier than January 7, 2026 and no later than February 6, 2026. This notice must provide the information specified in Section 2.2 of the bylaws, including the information required by Rule 14a-19 under the Securities Exchange Act of 1934.

Transactions with Related Persons

According to our Corporate Governance Guidelines, the NGS Committee reviews transactions in which a related person has a direct or indirect material interest, the Company or a subsidiary is a participant, and the amount involved exceeds $120,000. If the transaction with a related person concerns compensation, the HRC Committee conducts the review.

The Company's executive officers and directors are expected to notify the Company's Corporate Secretary of any current or proposed transaction that may be a related person transaction. The Corporate Secretary will determine if it is a related person transaction and, if so, will include it for consideration at the next meeting of the appropriate Committee. The appropriate Committee will conduct a reasonable prior review and oversight of any related person transaction for potential conflicts of interest and will prohibit any such transaction if the Committee determines it to be inconsistent with the interests of the Company and its shareholders. If it becomes necessary to review a related person transaction between meetings, the Chair of the appropriate Committee is authorized to act on behalf of the Committee. The Chair will provide a report on the matter to the full Committee at its next meeting.

The full policy for reviewing transactions with related persons, including categories of pre-approved transactions, is found in our Corporate Governance Guidelines available on our website at *www.leggett.com/governance*.

The Company employs certain relatives of its executive officers, but only one had total compensation (consisting of salary and annual incentive earned in 2024, as well as the grant date fair value of equity awards issued in 2024) in excess of the $120,000 related person transaction threshold: Ashley Hiatt, Staff VP—Business Accounting Support, the sister-in-law of Benjamin M. Burns, Executive VP and Chief Financial Officer, had total 2024 compensation of $205,154.

Director Compensation

For 2024, our non-management directors received an annual retainer, consisting of a mix of cash and equity, as set forth in the table below. Prior to Mr. Glassman's appointment as President and CEO on May 20, 2024, he received compensation for his service on the Board. Following his appointment, Mr. Glassman does not receive additional compensation for his Board service. Prior to Mr. Dolloff's resignation as President and CEO on May 20, 2024, he received no additional compensation for his service on the Board. Information about compensation paid to Mr. Glassman, and Mr. Dolloff as former CEO, can be found in "Executive Compensation and Related Matters— Compensation Discussion and Analysis" beginning on page 32.

Cash Compensation	
Director Retainer	$100,000
Audit Committee Retainer	
Chair	25,000
Member	10,000
HRC Committee Retainer	
Chair	20,000
Member	8,000
NGS Committee Retainer	
Chair	15,000
Member	7,000
Equity Compensation – Restricted Stock or RSUs	
Director Retainer	160,000
Lead Director Additional Retainer	30,000
Board Chairman Additional Retainer	150,000

The HRC Committee reviews director compensation annually and recommends any changes to the full Board for consideration at its November meeting and at other meetings as appropriate. The Committee considers national survey data and trends, as well as peer company benchmarking data (see discussion of the executive compensation peer group at page 44) but does not target director compensation to any specific percentage of the median. The directors' annual cash and equity retainers were not increased in 2024.

Directors may elect to receive the equity retainer in restricted stock or RSUs. Electing RSUs enables directors to defer receipt of the shares for two to ten years while accruing dividend equivalent shares at a 20% discount to market price over the deferral period. Both restricted stock and RSUs vest on the day prior to the next year's Annual Meeting.

Directors may elect to defer their cash retainer into Leggett stock units at a 20% discount, stock options

(ending in 2024), or an interest-bearing cash deferral under the Company's Deferred Compensation Program, described on page 41.

As of March 5, 2025, our non-management directors currently comply with the stock ownership guidelines requiring them to hold Leggett stock with a value of five times their annual cash retainer within five years of joining the Board other than Messrs. Blinn, Padmanabhan and Shah and Ms. Campbell, whose calculated ownership values were below the designated level due to a decline in our stock price. However, each of the foregoing directors remain in compliance with the guidelines' requirement to retain Company shares and any net shares acquired upon the exercise of stock options or vesting of restricted stock and stock units unless or until the ownership threshold is met.

The Company pays for all travel expenses the directors incur to attend Board meetings, and reasonable costs related to director education.

Director Compensation in 2024

Our directors received the following compensation in 2024.

Director	Fees Earned or Paid in Cash[1][2]	Stock Awards[3]	Non-Qualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
Angela Barbee	$ 118,000	$ 160,000	$ 2,391	$ 9,564	$289,955
Mark A. Blinn	118,000	160,000		8,700	286,700
Robert E. Brunner	115,000	190,000	15,549	62,198	382,747
Mary Campbell	117,000	160,000	5,562	26,666	309,228
Manuel A. Fernandez	115,000	160,000	4,454	17,816	297,270
Karl G. Glassman	50,000	310,000		16,857	376,857
Joseph W. McClanathan	123,000	160,000	5,815	58,294	347,109
Srikanth Padmanabhan	117,000	160,000		8,700	285,700
Jai Shah	130,000	160,000	15,264	31,545	336,809
Phoebe A. Wood	132,000	160,000	4,160	16,641	312,801

[1] These amounts include cash compensation deferred under our Deferred Compensation Program, described at page 41. Mr. McClanathan deferred $123,000 into stock units. Mr. Fernandez deferred $115,000 to acquire stock options. Mr. Shah deferred $130,000 into an interest-bearing cash deferral.

[2] The amount shown for Mr. Glassman reflects the quarterly cash payments for a partial year of service as a non-management director prior to his appointment as CEO on May 20, 2024.

[3] These amounts reflect the grant date fair value of the annual restricted stock or RSU awards, which was $160,000 for each director, plus an additional $150,000 retainer for Mr. Glassman's service as Board Chairman and $30,000 retainer for Mr. Brunner's service as Lead Director. The grant date value of these awards is determined by the stock price on the day of the award.

[4] These amounts include the 20% discount on stock unit dividends acquired under our Deferred Compensation Program and RSUs.

[5] Items in excess of $10,000 that are reported in this column consist of (i) dividends paid on the annual restricted stock or dividend equivalents on annual RSU awards, and dividend equivalents paid on stock units acquired under our Deferred Compensation Program: Brunner—$62,198, Campbell—$26,666, Fernandez—$17,816, Glassman—$16,857, McClanathan—$27,544, Shah—$30,895, and Wood—$16,641; and (ii) the 20% discount on stock units and above-market interest paid on contributions under our Deferred Compensation Program: McClanathan—$30,750.

All directors held unvested stock or stock units as of December 31, 2024 as set forth below. The restricted stock and RSUs will vest on May 6, 2025.

Director	Restricted Stock	Restricted Stock Units
Angela Barbee		8,225
Mark A. Blinn	7,887	
Robert E. Brunner		9,768
Mary Campbell	7,887	
Manuel A. Fernandez		8,225
Karl G. Glassman	15,281	
Joseph W. McClanathan		8,225
Srikanth Padmanabhan	7,887	
Jai Shah		8,225
Phoebe A. Wood		8,225

In addition to Mr. Glassman's restricted stock reported above in connection with his service as a non-management director, he also held 332,431 unvested PSUs and 246,839 unvested RSUs on December 31, 2024 from awards received as an executive officer of the Company.

Four directors held outstanding stock options as of December 31, 2024 which were granted in lieu of prior years' cash compensation under our Deferred Compensation Program: Ms. Campbell—4,274 options, Mr. Fernandez—21,822 options, Mr. Glassman—95,968 options, and Mr. Shah—25,886 options. Mr. Glassman also held 80,449 options from a 2016 award as part of his compensation as the Company's then-CEO.

Proposals to be Voted on at the Annual Meeting

PROPOSAL ONE: Election of Directors

At the 2025 Annual Meeting, eight directors are nominated to hold office until the 2026 Annual Meeting of Shareholders, or until their successors are elected and qualified. All nominees have been previously elected by our shareholders. On February 25, 2025, Mark A. Blinn and Manuel A. Fernandez notified the Company that they each will retire from the Board, effective immediately prior to the beginning of the Annual Meeting and, as such, neither has been nominated for re-election. If any nominee named below is unable to serve as a director (an event the Board does not anticipate), proxies will be voted for a substitute nominee, if any, designated by the Board.

In recommending the slate of director nominees, our Board has chosen individuals of character and integrity, with a commitment to the long-term growth and profitability of the Company. We believe each of the nominees brings significant business or public experience relevant and beneficial to the Board and the Company, as well as a work ethic and disposition that foster the collegiality necessary for the Board and its committees to function efficiently and best represent the interests of our shareholders.

Additional information concerning the directors is found in the Proxy Summary at page 1.

Angela Barbee



Independent Director

Director Since: 2022
Age: 59

Committees:
Audit
HRC

Professional Experience:

Ms. Barbee was Senior Vice President—Technology and Global R&D of Weber Inc., a manufacturer of charcoal, gas, pellet, and electric outdoor grills and accessories, from 2021 to 2022. She previously served as Vice President—Advance Development, Global Kitchen & Bath Group of Kohler Company, a global leader in the design, innovation and manufacture of kitchen and bath products, engines and power systems, and luxury cabinetry and tile, from 2020 to 2021, and as Vice President—New Product Development and Engineering, Global Faucets from 2018 to 2020. Ms. Barbee served as Director—Global Creative Design Operations of General Motors, a global company that designs, builds, and sells trucks, crossovers, cars, and automobile parts and accessories, from 2013 to 2017, and in various other capacities since 1994.

Education:

Ms. Barbee holds a bachelor's degree in mechanical engineering from Wayne State University, a master's degree in mechanical engineering from Purdue University, and has completed the Executive Education Program in the Ross Business School at the University of Michigan.

Director Qualifications:

Through her positions at Weber, Kohler and General Motors, Ms. Barbee has a wide-ranging knowledge of manufacturing, engineering and innovation, management, and operations in the consumer products and automotive industries. She also has extensive international experience in leading engineering, development and innovation efforts.

Robert E. Brunner



Lead Independent Director

Director Since: 2009
Age: 67

Committees:
HRC
NGS

Professional Experience:

Mr. Brunner was the Executive Vice President of Illinois Tool Works (ITW), a Fortune 250 global, multi-industrial manufacturer of advanced industrial technology, from 2006 until his retirement in 2012. He previously served ITW as President—Global Auto beginning in 2005 and President—North American Auto from 2003.

Education:

Mr. Brunner holds a degree in finance from the University of Illinois and an MBA from Baldwin-Wallace University.

Public Company Boards:

Mr. Brunner currently serves as the independent Board Chair of Lindsay Corporation, a global manufacturer of irrigation equipment and road safety products, and previously served as a director of NN, Inc., a diversified industrial company that designs and manufactures high-precision components and assemblies on a global basis.

Director Qualifications:

Mr. Brunner's experience and leadership with ITW, a diversified manufacturer with a global footprint, provides valuable insight to our Board on the automotive strategy, business development, mergers and acquisitions, operations, and international issues.

Mary Campbell



Independent Director

Director Since: 2019
Age: 57

Committees:
Audit
NGS

Professional Experience:

Ms. Campbell served as President, vCommerce Ventures of Qurate Retail, Inc., from 2022 until her retirement at the end of 2023. Qurate Retail is comprised of a select group of retail brands including QVC, HSN, Ballard Designs, Frontgate, Garnet Hill, and Grandin Road and is a leader in video commerce, and a leader in mobile and social commerce. During her more than 20 years with the company, Ms. Campbell held various leadership positions across the Merchandising, Planning and Commerce Platforms functions. Most recently, and prior to her most recent position, she served as Chief Merchandising Officer of Qurate Retail Group and Chief Commerce Officer of QVC from 2018 to 2022, as Chief Merchandising and Interactive Officer in 2018, as Chief Interactive Experience Officer from 2017 to 2018, and as Executive Vice President, Commerce Platforms for QVC from 2014 to 2017.

Education:

Ms. Campbell holds a bachelor's degree in psychology from Central Connecticut State University.

Public Company Boards:

Ms. Campbell currently serves as a director of Kontoor Brands, Inc., a global lifestyle apparel company.

Director Qualifications:

Through her positions at Qurate Retail Group and QVC, Ms. Campbell has extensive knowledge in consumer driven product innovation, marketing and brand building, and traditional and new media platforms, as well as leading teams for long term growth and evolution.

Proxy Statement

Karl G. Glassman



Board Chairman

Director Since: 2002
Chairman Since: 2020
Age: 66

Committees:
None

Professional Experience:

Mr. Glassman has served as the Company's President and Chief Executive Officer since May 2024, and served as segment manager of Specialized Products on a temporary basis until February 2025. Mr. Glassman previously served as the Company's Executive Chairman of the Board from 2022 until his retirement in May 2023 and was first appointed Chairman of the Board in 2020. Mr. Glassman also served as the Company's Chief Executive Officer from 2016 to 2021, as President from 2013 to 2019, Chief Operating Officer from 2006 to 2015, Executive Vice President from 2002 to 2013, President of the former Residential Furnishings segment from 1999 to 2006, Senior Vice President from 1999 to 2002, and in various capacities since 1982.

Education:

Mr. Glassman holds a degree in business management and finance from California State University—Long Beach.

Director Qualifications:

As the Company's President and CEO with decades of experience in Leggett's senior management team, Mr. Glassman offers exceptional knowledge of the Company's operations, strategy, and governance, as well as its customers and end markets. Mr. Glassman also served on the Board of Directors of the National Association of Manufacturers through the end of 2022.

Joseph W. McClanathan



Independent Director

Director Since: 2005
Age: 72

Committees:
HRC
NGS, Chair

Professional Experience:

Mr. McClanathan served as President and Chief Executive Officer of the Household Products Division of Energizer Holdings, Inc., a manufacturer of portable power solutions, from 2007 through his retirement in 2012. Previously, he served Energizer as President and Chief Executive Officer of the Energizer Battery Division from 2004 to 2007, as President—North America from 2002 to 2004, and as Vice President—North America from 2000 to 2002.

Education:

Mr. McClanathan holds a degree in management from Arizona State University.

Public Company Boards:

Mr. McClanathan currently serves as a director of Brunswick Corporation, a market leader in the marine industry.

Director Qualifications:

Through his leadership experience at Energizer and as a former director of the Retail Industry Leaders Association, Mr. McClanathan offers an exceptional perspective to the Board on manufacturing operations, marketing and development of international capabilities.

Srikanth Padmanabhan



Independent Director

Director Since: 2018
Age: 60

Committees:
Audit
NGS

Professional Experience:

Mr. Padmanabhan was appointed Executive Vice President and President, Operations Cummins Inc., a global manufacturer of engines and power solutions, in 2024. Cummins announced that Mr. Padmanabhan would retire from this role effective April 4, 2025. He previously served as President of its Engine Business segment from 2016 to 2023, as Vice President—Engine Business from 2014 to 2016, Vice President and General Manager of Emission Solutions from 2008 to 2014, and in various other capacities since 1991.

Education:

Mr. Padmanabhan holds a bachelor's degree in mechanical engineering from the National Institute of Technology in Trichy, India, a Ph.D. in mechanical engineering from Iowa State University, and has completed the Advanced Management Program at Harvard Business School.

Director Qualifications:

With over 30 years at Cummins in a variety of leadership roles, Mr. Padmanabhan offers considerable knowledge of the automotive industry and the industrial sector. He brings extensive experience in managing operations, technology and innovation across a multi-billion-dollar global business. He has lived and worked in India, the United States, Mexico, and the United Kingdom.

Jai Shah



Independent Director

Director Since: 2019
Age: 58

Committees:
Audit
HRC, Chair

Professional Experience:

Mr. Shah serves as a Group President of Masco Corporation, a Fortune 500 global leader in the design, manufacture and distribution of branded home improvement and building products. In this position since 2018, Mr. Shah currently has responsibility for operating companies with leading brands in global decorative and rough plumbing in North America and previously headed Masco's platform of decorative architectural and wellness businesses. Mr. Shah is also responsible for Masco's Corporate Strategic Planning activities. He previously served as President of Delta Faucet Company, a Masco business unit, from 2014 to 2018, as Vice President and Chief Human Resources Officer for Masco from 2012 to 2014, and in various capacities since 2003. Prior to Masco, Mr. Shah held a number of senior management positions at Diversey Corporation and served as Senior Auditor for KPMG Peat Marwick Chartered Accountants.

Education:

Mr. Shah is a Certified Public Accountant and Chartered Professional Accountant (Canada) and holds an MBA from the University of Michigan, as well as bachelor's and master's degrees in accounting from the University of Waterloo in Ontario, Canada.

Director Qualifications:

Mr. Shah's range of experience at Masco in a variety of operational, financial and corporate roles offers the Board a broad perspective on relevant issues facing global corporations, including growth strategy development and implementation, talent management, and adapting to e-business and market innovations.

Proxy Statement

Phoebe A. Wood



Independent Director

Director Since: 2005
Age: 71

Committees:
Audit, Chair
NGS

Professional Experience:

Ms. Wood has been a principal in CompaniesWood, a consulting firm specializing in early stage investments, since her 2008 retirement as Vice Chairman and Chief Financial Officer of Brown-Forman Corporation, a diversified consumer products manufacturer, where she had served since 2001. Ms. Wood previously held various positions at Atlantic Richfield Company, an oil and gas company, from 1976 to 2000. Ms. Wood has also served as Chief Executive Officer of KirtleyWood LLC, a board advisory firm, since January 2025.

Education:

Ms. Wood holds a degree in psychology from Smith College and an MBA from UCLA.

Public Company Boards:

Ms. Wood is a director of Invesco, Ltd., an independent global investment manager, and PPL Corporation, a utility and energy services company. Ms. Wood previously served as a director of Pioneer Natural Resources, an independent oil and gas company, from 2013 to 2024.

Director Qualifications:

From her career in business and various directorships, Ms. Wood provides the Board with a wealth of understanding of the strategic, financial and accounting issues the Board addresses in its oversight role.

The Board recommends that you vote FOR the election of each of the director nominees.

PROPOSAL TWO: Ratification of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment of the Company's independent registered public accounting firm and has selected PricewaterhouseCoopers LLP ("PwC") for the fiscal year ending December 31, 2025. PwC has been our independent registered public accounting firm continuously since 1991.

The Audit Committee regularly evaluates activities to assure continuing auditor independence, including whether there should be a regular rotation of the independent registered public accounting firm. As with all matters, the members of the Audit Committee and the Board perform assessments in the best interests of the Company and our investors and believe that the continued retention of PwC meets this standard.

Although shareholder ratification of the Audit Committee's selection of PwC is not required by the Company's bylaws or otherwise, the Board is requesting ratification as a matter of good corporate practice. If our shareholders fail to ratify the selection, it will be considered a direction to the Audit Committee to consider a different firm. Even if this selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change is in the best interest of the Company and our shareholders.

PwC representatives are expected to be available at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate shareholder questions.


The Board recommends that you vote FOR the ratification of PwC
as the independent registered public accounting firm.


Audit and Non-Audit Fees

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent external audit firm, directly involved in the selection of the lead engagement partner, and responsible for the audit fee negotiations associated with retaining PwC. The fees billed or expected to be billed by PwC for professional services rendered in fiscal years 2024 and 2023 are shown below.

Type of Service	2024	2023
Audit Fees[1]	$3,095,800	$ 2,504,123
Audit-Related Fees[2]	176,689	515,340
Tax Fees[3]	459,598	201,742
All Other Fees[4]	5,246	9,160
Total	$ 3,737,333	$3,230,365

[1] Includes rendering an opinion on the Company's consolidated financial statements and the effectiveness of internal control over financial reporting; quarterly reviews of the Company's financial statements; statutory audits, where appropriate; comfort and debt covenant letters; and services in connection with regulatory filings.

[2] Includes audits of employee benefit plans and other attest services and system pre-implementation reviews.

[3] Includes preparation and review of tax returns and tax filings; tax consulting and advice related to compliance with tax laws; tax planning strategies; and tax due diligence related to acquisitions and joint ventures.

[4] Includes use of an international tax reporting software and subscription fees to access accounting and financial reporting content.

Proxy Statement

Pre-Approval Procedures for Audit and Non-Audit Services

The Audit Committee has established a procedure for pre-approving the services performed by the Company's auditors. All services provided by PwC in 2024 were approved in accordance with the adopted procedures. There were no services provided or fees paid in 2024 for which the pre-approval requirement was waived.

The procedure provides standing pre-approval for:

Audit Services: quarterly reviews of the Company's financial statements; statutory audits, where appropriate; services related to SEC registration statements (including comfort and debt covenant letters); consents and assistance in responding to SEC comment letters; consultations as to accounting or disclosure treatment of transactions or events; and services in connection with regulatory filings.

Audit-Related Services: consultation on new or proposed transactions, statutory requirements, or accounting principles; reports related to contracts, agreements, arbitration, or government filings; continuing professional education; financial statement audits of employee benefit plans; due diligence and audits related to acquisitions, dispositions and joint ventures; and other attest services.

Tax Services: preparation and review of Company and related entity income, sales, payroll, property, and other tax returns and tax filings and permissible tax audit assistance; preparation and review of expatriate and similar employee tax returns and tax filings; tax consulting and advice related to compliance with applicable tax laws; tax planning strategies and implementation; and tax due diligence related to acquisitions, dispositions and joint ventures.

Any other audit, audit-related, or tax services provided by the Company's auditors require specific Audit Committee pre-approval. The procedure requires the Audit Committee to specifically pre-approve the terms of the annual audit services engagement letter with the Company's auditor, including all audit procedures required to render an opinion on the Company's annual financial statements and on the effectiveness of the Company's internal control over financial reporting. The Audit Committee must specifically approve, if necessary, any changes in terms of the annual audit engagement resulting from changes in audit scope, Company structure or other matters. The Audit Committee must also specifically approve in advance all other permissible Non-Audit Services to be performed by the Company's auditors. The procedure prohibits certain non-audit services from being provided by the independent auditor under SEC rules.

Management provides quarterly reports to the Audit Committee regarding the nature and scope of any non-audit services performed and any fees paid to the auditors for all services. The Audit Committee has determined that the provision of the approved Non-Audit Services by PwC in 2024 is compatible with maintaining PwC's independence.

Audit Committee Report

The current Audit Committee is composed of six non-management directors who are independent as required by SEC and NYSE rules. The Audit Committee operates under a written charter adopted by the Board which is posted on the Company's website at *www.leggett.com/governance*.

Management is responsible for the Company's financial statements and financial reporting process, including the system of internal controls. PwC, our independent registered public accounting firm, is responsible for expressing an opinion on the conformity of the audited consolidated financial statements with accounting principles generally accepted in the United States.

The Audit Committee is responsible for monitoring, overseeing, and evaluating these processes, providing recommendations to the Board regarding the independence of and risk assessment procedures used by our independent registered public accounting firm, selecting and retaining our independent registered public accounting firm, and overseeing compliance with various laws and regulations.

At its meetings, the Audit Committee reviewed and discussed the Company's audited financial statements with management and PwC. The Audit Committee also discussed with PwC all items required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

The Audit Committee received the written disclosures and letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence and has discussed PwC's independence with them.

The Audit Committee has relied on management's representation that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States and on the opinion of PwC included in their report on the Company's financial statements.

Based on review and discussions with management and PwC referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 2024 Annual Report on Form 10-K.

Phoebe A. Wood (Chair)	Mark A. Blinn	Srikanth Padmanabhan
Angela Barbee	Mary Campbell	Jai Shah

PROPOSAL THREE: Advisory Vote to Approve Named Executive Officer Compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, Leggett's shareholders have the opportunity to vote on an advisory resolution, commonly known as "Say-on-Pay," to approve the compensation of Leggett's Named Executive Officers (NEOs), as described in the Executive Compensation and Related Matters section beginning on page 32.

Since Say-on-Pay was implemented in 2011, our shareholders have supported the compensation of our NEOs with over 90% or more of the vote (with 94% support in 2024). Our Board has adopted a policy providing for an annual Say-on-Pay vote.

Our HRC Committee is committed to creating an executive compensation program that enables us to attract and retain a superior management team that has targeted incentives to build long-term value for our shareholders. The Company's compensation package uses a mix of cash and equity-based awards to align executive compensation with our annual and long-term performance. These programs reflect the Committee's philosophy that executive compensation should provide greater rewards for superior performance, as well as accountability for underperformance. At the same time, we believe our programs do not encourage excessive risk-taking by management. The Board believes that our philosophy and practices have resulted in executive compensation decisions that are appropriate and that have benefited the Company over time.

For these reasons, the Board requests our shareholders approve the compensation paid to the Company's NEOs as described in this proxy statement, including the Compensation Discussion and Analysis, the executive compensation tables and the related footnotes and narrative accompanying the tables.

Because your vote is advisory, it will not be binding upon the Board; however, the HRC Committee and the Board have considered and will continue to consider the outcome of the vote when making decisions for future executive compensation arrangements.

> The Board recommends that you vote FOR the Company's Named Executive Officer compensation package.

PROPOSAL FOUR: Approval of the Amendment and Restatement of the Flexible Stock Plan

We are asking shareholders to approve the amended and restated Flexible Stock Plan (the *"Plan"*), last approved by our shareholders in 2024 (the *"2024 Plan"*). The Plan provides for the award of stock-based benefits to attract and retain valuable employees, directors and other key individuals, align the interests of participants with shareholders, and reward outstanding performance. At its meeting on February 25, 2025, the Board of Directors recommended our shareholders approve the amended and restated Plan set forth in full in the Appendix (the *"2025 Restatement"*). If approved by the Company's shareholders, the 2025 Restatement will become effective as of May 7, 2025 (the *"Effective Date"*) and will continue in effect until the tenth anniversary of the Effective Date.

Under the 2024 Plan, each share granted under any type of award (including full value awards, options, and stock appreciation rights) count as one share against the shares available under the Plan. The Company has largely discontinued granting options (although previously granted options remain outstanding primarily under the Deferred Compensation Program).

As of March 7, 2025, there were approximately 3.9 million shares potentially issuable from prior awards under the 2024 Plan (3.5 million full value awards and 0.4 million options), while approximately 1.5 million shares remained available under the 2024 Plan for future grants. If shareholders approve the 2025 Restatement, the shares available will be increased by 5.0 million shares for a total of approximately 6.5 million shares available for future grants under the Plan (excluding forfeitures of existing awards that again become available for issuance under the Plan).

In addition to increasing the number of shares available under the Plan, the 2025 Restatement also (i) extends the term of the Plan by one year, (ii) allows for the crediting of dividends or dividend equivalents on unvested awards, but prohibits the payment of such dividends (or additional awards resulting from dividend equivalents) until such time the underlying awards become vested, (iii) clarifies that the HRC Committee has the right to "clawback" or require a participant to forfeit and repay cash and equity time-based and performance awards under certain circumstances, and (iv) clarifies that the HRC Committee is prohibited from engaging in a cash buyout of an underwater option or stock appreciation right (SAR) without shareholder approval. Shareholder approval of the 2025 Restatement will constitute approval of the material terms of the Plan. If our shareholders fail to approve the 2025 Restatement, the 2024 Plan will continue as currently in effect.

While we have tax-qualified stock purchase plans for employees generally, the Flexible Stock Plan is our only vehicle for granting non-qualified equity benefits. The Plan's flexible design permits equity-based awards to be tailored to the needs of the Company and to comply with changing business, tax and regulatory environments.

Key Features of the Plan

Double-Trigger Vesting of Awards upon a Change in Control. The Plan does not permit awards to vest solely upon the occurrence of a change in control (unless the acquirer requires that outstanding awards be terminated as a result of the change in control), but awards vest in connection with certain terminations of employment following a change in control.

Minimum Vesting. For Awards issued after May 8, 2024, the Plan requires a mandatory minimum vesting period of at least one year for at least 95% of the shares, except in the case of disability, death or in certain circumstances following a change in control.

Clawback. The Committee is authorized to cancel cash and equity time-based and performance awards and require repayment to the Company under the circumstances described below at page 29.

No Repricing. The Plan prohibits the cancellation of an outstanding, underwater option or SAR for the purpose of reissuing to the participant at a lower exercise price or granting a replacement award of a different type. Unless following a change in our capital stock, the exercise price of an option or SAR may not be reduced without shareholder approval.

No Cash Buyouts. The Plan prohibits the cash buyout of an underwater option or SAR.

No Discounted Options or SARs. Options and SARs may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date.

No Evergreen Provision. There is no "evergreen" feature pursuant to which the shares authorized for issuance under the Plan can be automatically increased.

No Tax Gross-ups. The Plan does not provide for any tax gross-ups.

No Dividend or Dividend Equivalents on Unvested Awards. The Plan allows for dividend and dividend equivalents, based on dividends declared on Common Stock, to be credited as of the applicable dividend payment date, during the period between the date of grant and the date the award vests, but prohibits the payment of dividend or dividend equivalents unless the underlying award becomes vested.

Ten Year Term. The Plan will terminate on May 7, 2035, the tenth anniversary of the date of shareholder approval, provided that if our shareholders fail to approve the 2025 Restatement, the 2024 Plan will continue as currently in effect, including that the Plan will terminate on May 8, 2034.

Independent Administration. The HRC Committee, an independent committee of the Board of Directors, currently administers the Plan.

How We Use Stock Compensation

We have encouraged and promoted employee stock ownership at all levels of the Company for many years. In 2024, approximately 2,400 employees contributed their own funds to purchase Company stock under various stock purchase plans. The HRC Committee has weighted our executives' compensation toward Leggett equity granted and administered through the Plan.

Performance Stock Units. Leggett's long-term focus emphasizes sustained, profitable growth and shareholder alignment. We grant PSUs as a primary component of our senior executives' compensation to drive and reward those results, with 60% of the long-term incentive granted as PSUs. The PSUs granted in 2024 and 2025 support our operational goals by allocating 50% of the payout to total adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) generated over the three-year performance period and 50% of the payout to return on invested capital (ROIC). These results are subject to a payout multiplier of 0.75 to 1.25 based on our relative total shareholder return (TSR). Fifty percent of the PSUs are settled in shares of common stock, while fifty percent are settled in cash, although the Company reserves the right, except for distributions to persons subject to Section 16 of the Securities and Exchange Act of 1934, to settle all PSUs in cash. The PSUs, including the calculation of adjusted EBITDA, ROIC and relative TSR, are described on page 39.

Restricted Stock Units. The remaining 40% of our senior executives' long-term incentive is granted as RSUs, along with RSU grants to a broad base of managers and key employees. These RSUs vest in one-third increments at 12, 24 and 36 months after the grant date. RSUs are also awarded intermittently to select new hires and existing employees for retention, motivation or recognition.

Deferred Compensation. Leggett had 96 managers and directors eligible for the Deferred Compensation Program in 2024, and they collectively deferred approximately $3.0 million of their cash compensation into stock units and stock options. Stock units and reinvested dividend equivalent accruals are acquired at a 20% discount to the market price of Company stock. Prior to 2025, participants could also choose at-market stock options with the underlying shares of common stock having an initial market value five times the amount of compensation forgone, with an exercise price equal to the closing market price of our common stock on the grant date. Effective in 2025, stock options were eliminated as an investment alternative in the Deferred Compensation Program. However, previously granted stock options remain outstanding.

Retirement. We also use shares from the Plan for our executives' primary retirement plan, the Executive Stock Unit Program (the "ESU Program"). Executives contribute up to 10% of their cash compensation above a certain threshold into diversified investments in their accounts, which are held until they retire or terminate employment. The Company matches 50% of the executives' contributions with stock units acquired at a 15% discount to the market price of Company stock and provides an additional match of up to 50% if the Company meets certain performance targets.

Directors. Our non-employee directors receive a portion of their annual compensation in restricted stock, or RSUs consisting of an award with a grant date value of $160,000, and an additional value of $30,000 for the Lead Director. Prior to Mr. Glassman's appointment as CEO, his award included an additional value of $150,000 for his service as Board Chairman. The restricted stock or RSUs vest the day before the following year's annual shareholder meeting. Electing RSUs enables directors to defer receipt of the shares for two to ten years while accruing dividend equivalent shares at a 20% discount to market price over the deferral period. Directors may also participate in the Deferred Compensation Program described above by deferring some or all of their cash retainers for board and committee service.

Stock Options. Non-qualified stock options ("*NQSOs*") are occasionally granted to senior executives in connection with promotions or for retention purposes. These options are granted with an exercise price equal to the closing price of the Company's common stock on the grant date. Options vest and become exercisable in three annual installments beginning 18 months after the grant date and have a maximum 10-year term.

Company Stock Price. The closing market price for our common stock on March 7, 2025 was $8.62.

Burn Rate and Overhang

We believe we have been judicious in our use of shares previously authorized by shareholders under the Plan, and we are committed to closely monitoring share usage. Two common measures of a stock plan's cost are known as "burn rate" and "overhang."

Burn rate refers to the rate at which shares issued under the Plan increase the number of shares outstanding. Over the last three years, we have maintained an average burn rate of 0.81% per year. We calculate burn rate as the sum of options granted during each year plus full value awards granted or vested during each year (as detailed below), as a percentage of the weighted average common shares outstanding.

Burn Rate

Year	Options[1]	Full Value Awards[2]	Total Awards	Weighted Average Shares Outstanding	Burn Rate
2024	17,160	1,506,873	1,524,033	134,300,605	1.13%
2023	24,953	898,264	923,217	133,319,071	0.69%
2022	21,869	797,388	819,257	132,593,713	0.62%
				3-year average	0.81%

[1] The Company no longer grants broad-based option awards on a regular basis, although options remained available under our Deferred Compensation Program through 2024.

[2] Full value awards included stock units issued under the Deferred Compensation Program and the ESU Program during the year, restricted stock and RSU awards granted during the year, and 2,503 PSUs vested during the year. The details for the last three years' PSU grants, vesting and forfeitures are in the chart below. The numbers reflect the stock settled PSUs at a 200% maximum payout.

Performance-Based Awards	Shares
Non-vested at 12/31/2021	484,178
Granted	263,248
Vested	0
Forfeited	220,822
Non-vested at 12/31/2022	526,604
Granted	295,514
Vested	3,196
Forfeited	260,160
Non-vested at 12/31/2023	558,762
Granted	797,278
Vested	2,503
Forfeited	260,745
Non-vested at 12/31/2024	1,092,792

Proxy Statement

Overhang measures the degree to which our shareholders' ownership may be diluted by stock-based compensation awarded under the Plan. Our overhang as of March 7, 2025, was determined by dividing the stock awards outstanding by the common shares outstanding.

Overhang

	398,002	Options Outstanding:
		Weighted Average Exercise Price: $39.14
		Weighted Average Term: 3.89
	3,546,359	Full-Value Awards Outstanding
	3,944,361	Total Awards Outstanding
Divided by	134,952,808	Common Shares Outstanding on March 7, 2025
	2.9%	Overhang as of March 7, 2025

The 3,546,359 full-value awards outstanding consist of 1,585,651 unvested, time-based awards, 1,936,460 unvested, stock-settled performance-based awards at 200% maximum payout, and 24,248 unvested awards under the ESU Program, but excludes 3,663,111 vested stock units in the ESU Program, the Deferred Compensation Program, and the Plan, and 1,936,166 unvested, cash-settled performance-based awards at 200% maximum payout. The 1,455,954 shares available for grant under the 2024 Plan as of March 7, 2025 are not included in the above calculation. Adding those shares to the total awards outstanding would increase the overhang percentage to 4.00%. Adding the new 5,000,000 shares to be available for grant under the 2025 Restatement would increase the overhang percentage to 7.71%.

We are strongly committed to a culture of employee stock ownership. Accordingly, we believe the approval of the 2025 Restatement is critical to our ability to attract, retain and reward the caliber of employees necessary to achieve superior performance.

Description of the Plan

The following description of the Plan is qualified in its entirety by the full 2025 Restatement, which is attached as an Appendix. If approved by the Company's shareholders, the 2025 Restatement will become effective as of the Effective Date and will continue in effect until the tenth anniversary of the Effective Date.

The Plan provides for awards to eligible participants in the form of stock options, SARs, restricted stock, stock units, performance awards, other stock-based awards and other awards, which may include cash awards.

Awards may be granted to (i) employees, (ii) non-employee directors, and (iii) individuals or entities providing services to the Company or an affiliate of the Company, to attract and retain valuable employees, directors and other key individuals, align the interests of participants with shareholders, and reward outstanding performance. As of March 7, 2025, a total of approximately 280 employees, and nine non-employee directors were eligible and participating in the Plan, and there were no other individuals or entities providing services to the Company or an affiliate of the Company participating in the Plan. The number of awards that may be granted to a participant under the Plan is in the discretion of the HRC Committee and therefore cannot be determined in advance. See the Grants of Plan-Based Awards in 2024 table at page 51 for information regarding equity-based awards granted to our named executive officers. Awards settled in cash do not reduce the number of shares available for grant. If an award expires or is terminated, cancelled or forfeited, the shares covered by that award will again be available for issuance under the Plan. The following shares will not become available for reissuance under the Plan:

- Shares tendered by participants or withheld as full or partial payment to the Company upon exercise of options granted under the Plan;

- Shares subject to a SAR or an option that are not issued upon net settlement or exercise of the SAR or the option;

- Shares withheld by, or otherwise remitted to, the Company to satisfy a participant's tax withholding obligations on awards granted under the Plan; and

- Shares that have been repurchased by the Company using cash proceeds received by the Company from the exercise of options granted under the Plan.

Under the 2025 Restatement, all awards (including full-value awards, options and SARs) will count as one share against the shares available under the Plan. All shares available under the Plan may be granted as any type of award. Up to one hundred percent of the shares available under the Plan may be granted as incentive stock options ("ISOs").

Outstanding awards, as well as the number of shares reserved under the Plan and the maximum number of shares issuable to participants, will be appropriately adjusted to reflect any stock dividend, stock split, spin-off or similar change to the Company's capital stock.

The Committee administering the Plan consists of at least two directors who are intended to qualify as "non-employee directors" as defined in Rule 16b-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). Members of the Committee are appointed by the Board. Currently, the HRC Committee of the Board serves as the Committee administering the Plan. The HRC Committee has full authority and discretion to (i) select participants, (ii) determine the type, size, and conditions applicable to awards, (iii) determine to what extent awards may be settled in cash, shares, or other property, or may be cancelled or suspended, (iv) determine to what extent amounts payable from an award under the Plan may be deferred, either automatically or at the election of the participant, (v) interpret and administer the Plan and any agreement issued thereunder, and (vi) establish rules, appoint agents, and take any other action it deems necessary or desirable for the administration of the Plan. To the extent permitted by law, the HRC Committee may delegate all or any part of its authority under the Plan, except for grants to individuals who are subject to Section 16 of the Exchange Act.

The Board has the sole right and power to amend or terminate the Plan at any time, except that it may not amend the Plan, without approval of Company shareholders, in a manner that would cause ISOs to fail to qualify as such, increase the number of shares available under the Plan (other than in connection with a stock split or similar change to the Company's capital stock), expand the classes of individuals eligible to receive awards, otherwise require shareholder approval under the rules of the applicable exchange, or violate applicable law. The amendment or termination of the Plan will not adversely affect a participant's right to any outstanding awards without such participant's consent.

Vesting upon a Change in Control. The Plan provides for double-trigger vesting in the event of a change in control of the Company (as defined in the Plan). If, following a change in control, the participant's employment is terminated by the Company for reasons other than disability or cause (as defined in the applicable award agreement), or the participant terminates employment for good reason (as defined in the applicable award agreement), then awards that are subject to time-based vesting conditions shall immediately vest and performance awards shall be deemed earned at the maximum payout level and immediately vest. However, if the acquirer in the change in control requires that outstanding awards be terminated as a result of the change in control, then awards that are subject to time-based vesting conditions shall immediately vest and performance awards shall be deemed earned at the maximum payout level and immediately vest. To the extent consistent with the foregoing, in the event of a Change in Control, the HRC Committee may, among other things: (i) accelerate any time periods relating to the exercise or realization of awards; (ii) purchase an award, upon the participant's request, for the amount which could have been attained upon the exercise or realization of the award had it been currently exercisable or payable; (iii) adjust outstanding awards as it deems appropriate to reflect such transaction, and (iv) cause outstanding awards to be assumed or substituted by the surviving corporation.

Description of Awards

Restricted Stock. These are awards of common stock, the grant, vesting, issuance, or retention of which is subject to certain conditions expressed in the award agreement. Shares of restricted stock have full voting rights, and accrue dividends during the restriction period; provided, however, dividends accrued during the restricted period shall be paid only if, and when, the underlying restricted stock vests. The HRC Committee will determine the price, if any, at which restricted stock is sold or awarded.

Stock Units. These represent the right to receive the value of a number of shares of common stock, the grant, vesting, issuance, or retention of which is subject to certain conditions expressed in the award agreement. Stock units may be settled in cash or in stock, as determined by the HRC Committee, and as specified in the award agreement. Stock units represent an unfunded and unsecured obligation of the Company. Stock units have no voting or dividend rights, but may accrue dividend equivalents, as determined by the HRC Committee. Dividend equivalents may be accrued on unvested stock units entitling the holder to acquire additional stock units, but such additional stock units shall be converted into common stock and distributed only if, and when, the underlying stock units become vested. The HRC Committee will determine the price, if any, at which stock units are sold or awarded to participants.

Performance Awards. A performance award entitles a participant to receive a specified number of shares of common stock (or cash equal to the fair market value of such shares) at the end of a performance period, as specified in the award agreement. The ultimate number of shares distributed (or cash paid) depends upon the extent to which pre-established performance objectives are met during the applicable performance period.

Stock Options. A stock option is the right to acquire shares of common stock at a fixed exercise price for a fixed period of time not to exceed ten years. The option price per share cannot be less than the fair market value of the Company's common stock on the grant date. Options cannot be exercised until they are vested. All option terms and conditions will be determined by the HRC Committee.

The HRC Committee may grant options intended to qualify as ISOs pursuant to Section 422 of the Internal Revenue Code, as well as NQSOs under the Plan. We currently do not grant ISOs and do not have any outstanding ISOs. As previously referenced, the Company no longer grants broad-based option awards on a regular basis, although options remained available under our Deferred Compensation Program in 2024. In 2025, options were removed as an investment alternative in the Deferred Compensation Program.

Stock Appreciation Rights. This award gives a participant the right to receive, for each SAR exercised, an amount equal to the excess of the fair market value of a share of common stock on the date the SAR is exercised over the fair market value of a share on the date the SAR was granted. SARs may have terms up to ten years, may be settled in cash or in stock, as determined by the HRC Committee, and are subject to the terms and conditions of the award agreement. We currently do not grant SARs.

Other Stock-Based Awards. The HRC Committee may grant other stock-based awards which may include, without limitation, the grant of shares of common stock and the grant of securities convertible into shares of common stock. Other stock-based awards may be settled in stock or in cash.

Other Awards. The HRC Committee may provide types of awards under the Plan in addition to those specifically listed, such as cash awards, if the HRC Committee believes that such awards would further the purposes for which the Plan was established.

Award Conditions and Administration

Awards are typically evidenced by an agreement describing the award's terms and conditions. Such an agreement may include: description of the type of award; the award's duration; if an option, the exercise price, the exercise period and the person or persons who may exercise the option; the effect of the participant's disability, death or termination of employment on the award; the award's conditions, vesting or performance criteria; when, if, and how it may be forfeited, converted into another award, modified, exchanged for another award, or replaced; and the restrictions on any shares purchased or granted under the Plan.

The HRC Committee may require the satisfaction of certain performance criteria as a condition to the grant or vesting of any award.

The HRC Committee may allow the exercise price of an option or payment price of an award to be paid in cash, with shares owned by the participant, or a combination of both. Options also may be exercised in a broker-assisted, cashless exercise or other cashless exercise, as permitted by the HRC Committee.

The Company may withhold from option exercises or other awards any amount necessary to satisfy tax withholding requirements arising from the option exercise or award. The HRC Committee may, at any time, require a participant to pay in cash the amount necessary to comply with withholding requirements.

An award may be granted in tandem with another award, except that only SARs may be granted in tandem with an ISO.

Subject to the requirements of Code Section 409A, and upon the terms established by the HRC Committee, participants may defer receipt of awards, interest may be earned on cash deferrals, and dividends or dividend equivalents may accrue on deferrals denominated in stock units but will be payable only to the extent that the deferrals vest.

Unless the HRC Committee provides otherwise (except with respect to ISOs), awards may not be pledged, encumbered or charged and are not transferrable or assignable except by will or the laws of descent and distribution.

Modifications to Awards

Any award may be converted, modified, forfeited or cancelled, in whole or in part, by the HRC Committee to the extent permitted in the Plan or applicable award agreement, or with the participant's consent.

The HRC Committee may permit a participant to surrender an award in exchange for a new award to the extent such surrender would not result in adverse tax consequences under Code Section 409A; provided however, the HRC Committee may not cancel an outstanding option or SAR that is underwater for the purpose of reissuing the option to the participant at a lower exercise price, provide the participant a cash buyout of the underwater option or SAR, or grant a replacement award of a different type for the underwater option or SAR, without shareholder approval. Unless following a change in the Company's capital stock, the exercise price of an option or SAR may not be reduced without shareholder approval.

If an award is subject to Code Section 409A, an award may be modified, replaced or terminated in the discretion of the HRC Committee to the extent necessary to comply with such provision. In addition, in the event that a participant is determined to be a specified employee under Code Section 409A, any payment upon separation from service will be made or begin, as applicable, six months following the date of separation from service to the extent necessary to avoid adverse tax consequences under Code Section 409A.

Clawbacks

The HRC Committee may, in its discretion, cancel all or any portion of a cash or equity time-based or performance award if the recipient (i) violates any confidentiality, non-solicitation or non-compete obligations or terms in an award agreement, employment agreement, confidentiality agreement, separation agreement, and/or any other similar agreement, (ii) engages in improper conduct contributing to the need to restate any external Company financial statement, (iii) commits an act of fraud or significant dishonesty, or (iv) commits a significant violation of any of the Company's written policies or applicable laws.

The HRC Committee may require an award recipient to forfeit and repay to the Company any or all of the income or other benefit received on the vesting, exercise, or payment of a cash or equity time-based or performance award (i) in the preceding three years if, in its discretion, the HRC Committee determines that the recipient engaged in any of the foregoing activities and that such activity resulted in a significant financial or reputational loss to the Company, (ii) to the extent required under applicable law or securities exchange listing standards, or (iii) to the extent required or permitted under any written policy of the Company dealing with recoupment of compensation, subject to any limits of applicable law.

New Plan Benefits

The HRC Committee has discretion to select the individuals who will receive awards under the Plan and the amount of any such awards. As a result, the future recipients of awards (and the amounts of those awards) under the Plan are not presently determinable. In addition, since our directors and executive officers are eligible to receive awards under the Plan, they have an interest in this proposal.

Federal Income Tax Consequences

The following is a summary of the current general federal income tax consequences of awards granted under the Plan to U.S. taxpayers. Tax consequences for any particular individual or transaction may be different and are subject to change.

Non-Qualified Stock Options and Stock Appreciation Rights. A recipient recognizes no taxable income upon the grant of NQSOs or SARs. Upon exercise of either, the recipient will recognize taxable ordinary income equal to the difference between the fair market value of Company stock on the exercise date and the exercise price. Any additional gain or loss recognized upon the subsequent sale or exchange of the stock will be taxed as a short-term or long-term capital gain or loss, as the case may be.

Incentive Stock Options. A recipient recognizes no taxable income upon the grant or exercise of an ISO (except for purposes of the Alternative Minimum Tax, in which case income recognition is the same as for NQSOs). If a recipient exercises an option and sells the shares more than two years after the grant date and more than one year after the exercise date, they will recognize a long-term capital gain or loss equal to the difference between the sale price and the exercise price. If a recipient exercises an option and sells the shares before the end of either of the two-year or one-year holding periods, they will generally recognize: (1) taxable ordinary income equal to the excess of (i) the fair market value of the shares at exercise (or at sale, if less) over (ii) the exercise price of the option, plus (2) if the sale price exceeds the sum of the exercise price and the amount of the ordinary income recognized as a result of the sale, short-term or long-term capital gain, as the case may be, equal to such difference.

Restricted Stock, Stock Units and Performance Awards. A recipient of restricted stock, stock units, performance awards or other awards that are subject to forfeiture prior to vesting generally will recognize no taxable income at the time of grant. As to restricted stock, when the restrictions have lapsed or the performance criteria have been met (upon vesting), the recipient will recognize taxable ordinary income equal to the excess of the fair market value of the Company's stock on the vesting date over the amount paid, if any, for the shares; however, the recipient may elect to be taxed based on the fair market value of the award at the time of grant. As to stock units or performance awards, when vested shares are issued, the recipient will recognize taxable ordinary income equal to the excess of the fair market value of the Company's stock on the issuance date over the amount paid, if any, for the shares, or, if the units or awards are settled in cash, equal to the cash paid.

Deferred Compensation. Participants may defer receipt of certain compensation by electing a future distribution date under the terms of an award or program under the Plan. Generally, such deferred compensation becomes taxable when the amounts are distributed. Code Section 409A significantly restricts the ability to defer taxation of compensation, including the deferral of income related to awards granted under the Plan. Any deferral of compensation under the Plan or the terms of an award that does not meet the requirements of Section 409A may cause the recipient to be subject to additional taxation and penalties.

Change in Control. If there is an acceleration of the vesting or payment of benefits or an acceleration of the exercisability of options upon a change in control of the Company, all or a portion of the accelerated benefits may constitute "excess parachute payments" under Section 280G of the Code. The recipient of an excess parachute payment generally incurs an excise tax of 20% of the amount of the payment in excess of their average annual compensation over the five calendar years preceding the year of the change in control. The Company is not entitled to a deduction for excess parachute payments. The Company does not make gross-up payments to employees in the event Section 280G excise taxes are triggered.

Tax Effect to the Company. The Company will generally receive a tax deduction equal to the taxable ordinary income recognized by a recipient from an award granted under the Plan, subject to certain limitations. The Company's deduction will be taken in the same year the recipient recognizes taxable income.

Vote Required to Approve the Amendment

The adoption of this proposal requires the affirmative vote of (i) a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting and (ii) a majority of the votes cast on this proposal.

The Board recommends that you vote FOR the amendment of the Flexible Stock Plan.

Discretionary Vote on Other Matters

We are not aware of any business to be acted upon at the Annual Meeting other than the four items described in this proxy statement. Your signed proxy, however, will entitle the persons named as proxy holders to vote in their discretion if another matter is properly presented at the meeting. If one of the director nominees is not available as a candidate for director, the proxy holders will vote your proxy for such other candidate as the Board may nominate.

Executive Compensation and Related Matters

Compensation Discussion & Analysis

Our HRC Committee, consisting solely of independent directors, is committed to creating and overseeing an executive compensation program that enables Leggett & Platt to attract and retain a superior management team that receives targeted incentives to build long-term value for our shareholders. To meet these objectives, the HRC Committee has implemented a compensation package that:

- Emphasizes performance-based equity programs.
- Sets incentive compensation targets intended to drive performance and shareholder value.
- Balances rewards between short-term and long-term performance to foster sustained excellence.
- Motivates our executive officers to take appropriate business risks.

This Compensation Discussion and Analysis describes our executive compensation program and the decisions affecting the compensation of our Named Executive Officers (NEOs):

Name	Title
Karl G. Glassman	President and Chief Executive Officer, beginning May 20, 2024 (CEO)
J. Mitchell Dolloff	President and Chief Executive Officer, through May 20, 2024 (Former CEO)
Benjamin M. Burns	Executive Vice President and Chief Financial Officer
J. Tyson Hagale	Executive Vice President, President—Bedding Products
Jennifer J. Davis	Executive Vice President and General Counsel
R. Samuel Smith, Jr.	Executive Vice President, President—Specialized Products and Furniture, Flooring & Textile (FF&T) Products

Executive Summary

This section provides an overview of our NEOs' compensation structure, Leggett's pay practices, and the HRC Committee's compensation risk management. Additional details regarding the NEOs' pay packages, the HRC Committee's annual review of the executive officers' compensation, and our equity pay practices are covered in the sections that follow.

The charts below highlight the overall at-risk mix of the target compensation for our NEOs for 2024. For our CEO, Mr. Glassman, the chart reflects the pay mix of his compensation package as disclosed when he was appointed CEO in May 2024. For the other NEOs, the chart reflects percentages based on average compensation of all currently-serving NEOs.


CEO 2024 Compensation
Mix at Target
BASE SALARY
12%
ANNUAL
INCENTIVE
16%
RSUs
25%
PSUs
47%
88%
Variable
Compensation


All Other NEOs
2024 Compensation
Mix at Target
PSUs
25%
BASE SALARY
32%
RSUs
19%
ANNUAL
INCENTIVE
24%
68%
Variable
Compensation

Structuring the Mix of Compensation

The HRC Committee uses its judgment to determine the appropriate percentage of fixed and variable compensation, the use of short-term and long-term performance periods, and the split between cash and equity-based compensation. The value of the variable elements depends on the Company's performance and stock prices, aligning our executives' pay with our shareholders' interests. The following table shows the key attributes of our 2024 executive compensation structure used to drive performance and build long-term shareholder value.

Compensation Type	Fixed or Variable	Cash or Equity-Based	Term	Basis for Payment
Base Salary	Fixed	Cash	1 year	Individual responsibilities, performance and experience with reference to external benchmarking
Annual Incentive	Variable	Cash	1 year	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) (65% weighting) and cash flow or free cash flow (35% weighting)
Long-Term Incentive – 60% allocated to Performance Stock Units	Variable	Equity-Based	3 years	50% based upon total EBITDA and 50% based upon return on invested capital (ROIC), subject to a payout multiplier of ±25% based upon total shareholder return (TSR)[1] relative to peer group
Long-Term Incentive – 40% allocated to Restricted Stock Units	Variable	Equity-Based	3 years	1/3 of the award vests each year following the grant date, with the value of the awards depending upon the Company's share price at the time of vesting

[1]   TSR is the change in stock price over the performance period plus reinvested dividends, divided by the beginning stock price. Leggett's three-year TSR is measured relative to approximately 320 peer companies making up the industrial, materials and consumer discretionary sectors of the S&P 500 and S&P MidCap 400.

Incentive Payouts in 2024

Our executives' 2024 annual incentive payouts under the Key Officers Incentive Plan (KOIP) tracked the Company's operational results in 2024, in which the adjusted EBITDA was $402.2 million (versus a target of $441.0 million, which was below the payout threshold and resulted in a 0% payout) and cash flow was $428.6 million (versus a target of $350.0 million, resulting in a 189.6% payout). The KOIP, including the calculations and targets for adjusted EBITDA and cash flow, is described on page 36.

The PSUs granted in 2022 vested on December 31, 2024, with payouts based 50% on the Company's relative TSR and 50% on the compound annual growth rate of earnings before interest and taxes (EBIT CAGR). Leggett's cumulative TSR from 2022 to 2024 was -69.2%, which placed us in the 2nd percentile of the peer group which was below the payout threshold. The Company's -22.3% EBIT CAGR over the three-year performance period was below the 2% payout threshold. The Company's PSUs, including the calculation of relative TSR and EBIT CAGR, as well as the vesting schedules, are described on page 40.

CEO Transition and 2024 Compensation

On May 20, 2024, Mitch Dolloff resigned as the Company's Chief Executive Officer, after serving as Leggett's Chief Executive Officer since 2022. At the same time, our Board Chairman, Karl Glassman, became the Company's Chief Executive Officer, after previously serving as Leggett's Executive Chairman of the Board from 2022 until his retirement in May 2023, as the Company's Chief Executive Officer from 2016 to 2021, and in various other capacities since 1982.

In connection with Mr. Glassman's appointment as CEO, the HRC Committee of the Board and the independent directors of the Board set his 2024 base salary at $1,275,000, his target annual incentive percentage at 135% of base salary (with such award to be prorated from the date of his appointment), and his long-term incentive percentage at 570% (allocated between PSUs and RSUs as described above). At these target levels, 88% of Mr. Glassman's 2024 pay package was variable and 72% was equity-based. Mr. Glassman's pay package was set based upon benchmarking compensation data, his experience and prior compensation levels, internal pay equity, and the Company's past practice with respect to CEO compensation. Mr. Glassman was previously granted 15,281 shares of restricted stock and received $50,000 in fees for his service as a non-employee director in 2024.

Sound Pay Practices

The Company is committed to executive compensation practices that align the interests of our executives with our shareholders:

What We Do

- ✓ **Pay for Performance** – A significant majority of our NEOs' compensation is at-risk variable compensation.

- ✓ **Multiple Performance Metrics** – Variable compensation is based on more than one measure to encourage balanced incentives.

- ✓ **Incentive Award Caps** – All of our variable compensation plans have maximum payout limits.

- ✓ **Benchmarking** – We compare our compensation package to market surveys and a customized peer group, and the HRC Committee engages an independent consultant.

- ✓ **Stock Ownership Requirements** – All NEOs are subject to robust stock ownership requirements.

- ✓ **Confidentiality & Non-Competition** – All NEOs are subject to contractual confidentiality and non-compete obligations.

- ✓ **Clawbacks** – Mandatory recoupment of excess compensation following a financial restatement and the ability to cancel awards and recoup compensation due to fraud, dishonesty, or violations of Company policies or laws.

- ✓ **Minimum Vesting Period** – Awards under our Flexible Stock Plan are subject to a mandatory one-year minimum vesting period (subject to a 5% carve-out for vesting in certain circumstances).

- ✓ **Annual Say-on-Pay Vote** – Our Board has adopted a policy to hold an advisory vote to approve the Company's executive compensation on an annual basis.

What We Don't Do

- ✗ **No Single-Trigger Change in Control** – Our CIC-related cash severance and equity awards have a double trigger (unless the acquirer requires outstanding awards be terminated).

- ✗ **No Hedging or Pledging** – We do not permit our executive officers to engage in either hedging or pledging activities with respect to Leggett shares.

- ✗ **No Excessive Perquisites** – Perquisites represent less than 1% of our NEOs' combined compensation.

- ✗ **No Employment Agreements** – All of our NEOs are or were employed at-will.

- ✗ **No Repricing of Options or Cash Buyouts**

- ✗ **No Liberal Share Recycling**

- ✗ **No Dividends Paid on Equity Awards Prior to Vesting**

- ✗ **No Tax Gross-Ups**

Additional Investment in Leggett Stock

In addition to pay packages that are heavily weighted towards equity-based awards, for many years our NEOs have voluntarily deferred substantial portions of their cash compensation into Company stock through the ESU Program and the Deferred Compensation Program. Through participation in these programs, particularly the ESU Program, in which Company equity is held until the executive leaves the Company, our NEOs are further invested in the long-term success of the Company.

Managing Compensation Risk

The HRC Committee regularly reviews whether our executive compensation policies and practices (as well as those that apply to our employees generally) are appropriate and whether they create risks or misalignments that are reasonably likely to have a material adverse effect on the Company.

We believe that our compensation programs align our executives' incentives for risk taking with the long-term best interests of our shareholders. We mitigate risk by allocating incentive compensation across multiple components. This structure is designed to reduce the incentive to take excessive risk because it:

- Rewards achievement on a balanced array of performance measures, minimizing undue focus on any single target.

- Stresses long-term performance, discouraging short-term actions that might endanger long-term value.

- Combines absolute and relative performance measures.

- Uses multiple long-term incentive vehicles, including PSUs and RSUs with 3-year vesting schedules.

Additional safeguards against undue compensation risk include stock ownership guidelines, caps on all incentive payouts, and clawbacks for performance-based compensation.

Impact of 2024 Say-on-Pay Vote

Since Say-on-Pay was implemented in 2011, our shareholders have supported the compensation of our NEOs with over 90% or more of the vote. At our 2024 Annual Meeting, 94% of the votes cast on the Say-on-Pay proposal approved the compensation of our NEOs. The HRC Committee believes that this shareholder vote strongly endorses the Company's compensation philosophy and programs. The HRC Committee took this support into account as one of many factors considered in connection with the discharge of its responsibilities (as described in this Compensation Discussion and Analysis) and in exercising its judgment to establish and oversee our executive compensation arrangements throughout the year.

Our Compensation Components and Programs

Base Salary

Base salary is the only fixed portion of our NEOs' compensation package. Salary levels are intended to reflect specific responsibilities, performance and experience, while taking into account market compensation levels for comparable positions. Although base salary makes up less than one-fourth of our NEOs' aggregate target compensation, it's the foundation for the total package with the variable compensation components set as percentages of base salary:

Name	2024 Base Salary	Annual Incentive: Target Percentage of Base Salary	LTI Awards: Target Percentage of Base Salary
Karl G. Glassman, CEO[1]	$1,275,000	135%	570%
J. Mitchell Dolloff, Former CEO[2]	1,120,000	135%	460%
Benjamin M. Burns, CFO	550,000	80%	200%
J. Tyson Hagale, EVP	580,000	80%	200%
Jennifer J. Davis, EVP	470,000	70%	170%
R. Samuel Smith, Jr., EVP[3]	500,000	75%	150%

[1] The base salary, Annual Incentive target percentage and LTI target percentages for Mr. Glassman reflect his compensation package following his May 20, 2024 appointment as CEO.

[2] The base salary, Annual Incentive target percentage and LTI target percentages for Mr. Dolloff reflect his annual compensation package prior to leaving the Company in May 2024.

[3] The base salary and Annual Incentive target percentage for Mr. Smith reflect his adjusted 2024 compensation package following his August 6, 2024 promotion to EVP, President—FF&T Products.

The HRC Committee reviews and determines the NEOs' base salaries (along with the rest of their compensation packages) during the annual review, which is discussed on page 43.

Annual Incentive

Our NEOs earn their annual incentive, a cash bonus paid under the Key Officers Incentive Plan, based on achieving certain performance targets for the year.

Our executive officers are divided into two groups under the KOIP for 2024, depending upon their areas of responsibility: (i) corporate participants (Glassman, Dolloff, Burns and Davis), whose performance criteria and payouts are based on the Company's overall results, and (ii) profit center participants (Hagale and Smith), whose performance targets are set for the operations for which they are responsible.

Each NEO has a target incentive amount—the amount received for achieving exactly 100% of all performance goals. The target incentive amount is the officer's base salary multiplied by his target incentive percentage. At the end of the year, the target incentive amount is multiplied by the payout percentages for the various performance metrics (each with its own weighting) to determine the annual incentive payout.

Performance Metrics. For the 2024 KOIP, the HRC Committee chose adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) as the primary incentive target with a 65% weighting to focus on profitable operating performance while accounting for acquisition growth. The other 35% of the annual incentive

Proxy Statement

is based upon cash flow[1], which is critical to fund the Company's ongoing operations, capital expenditures, and dividends. Profit center participants are also subject to a formula-based adjustment ranging from a potential 5% increase for exceptional safety performance to a 20% deduction for their operations' failure to achieve safety, audit and environmental standards.

---

[1] For corporate participants: Cash Flow = Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) +/- Change in Working Capital (excluding cash and current maturities of long-term debt) + Non-Cash Impairments – Capital Expenditures.

For profit center participants: Free Cash Flow (FCF) uses the same formula, except (i) EBITDA is adjusted for currency effects and (ii) change in working capital excludes balance sheet items not directly related to ongoing activities.

The EBITDA and cash flow calculations are adjusted for all items of gain, loss or expense (i) from non-cash impairments; (ii) related to loss contingencies identified in the Company's 10-K relating to the fiscal year immediately preceding the performance period; (iii) related to the disposal of a segment of a business; or (iv) related to a change in accounting principle. Financial results from acquisitions are excluded from calculations in the year of acquisition. Financial results from businesses divested during the year are included, but targets relating to the divested businesses will be prorated to reflect only that portion of the year prior to the divestiture. Financial results from businesses classified as discontinued operations are included in the calculations. Financial results are adjusted to exclude (i) certain currency and hedging-related gains and losses, (ii) gains and losses from asset disposals, and (iii) items that are outside the scope of the Company's core, on-going business activities, including changes to the Company's capital allocation priorities and related uses of cash. For profit center participants, financial results also exclude the impact of corporate allocations.

Targets and Payout Schedules. Upon selecting the metrics, the HRC Committee established performance targets and payout schedules. In setting the payout schedules, the Company evaluated various payout scenarios before selecting one that struck a balance between accountability to shareholders and motivation for participants. In 2024, the payout for each portion of the annual incentive was capped at 200%.

2024 Corporate Payout Schedule

EBITDA (millions)[1]		Cash Flow (millions)[1]	
Achievement	Payout	Achievement	Payout
<$413.00	0%	<$325.00	0%
413.00	50%	325.00	50%
441.00	100%	350.00	100%
551.25	200%	437.50	200%

2024 Profit Center Payout Schedule

EBITDA[2] (Relative to Target)		Free Cash Flow[2] (Relative to Target)	
Achievement	Payout	Achievement	Payout
<93.7%	0%	<92.8%	0%
93.7%	50%	92.8%	50%
100%	100%	100%	100%
125%	200%	125%	200%

[1] The 2024 results for corporate participants (Glassman, Dolloff, Burns, and Davis) were $402.2 million of EBITDA (which was below the payout threshold and resulted in a 0% payout) and $428.6 million of cash flow (resulting in a 189.6% payout).

[2] As a profit center participant, Mr. Hagale's target for a 100% payout was $176.8 million of EBITDA ($136.0 million actual, which was below the payout threshold and resulted in a 0% payout) and $140.9 million of free cash flow ($160.0 million actual resulting in a 154.4% payout) for the Bedding Products Segment. Mr. Smith's target for a 100% payout was $132.6 million of EBITDA ($136.4 million actual resulting in a 111.6% payout) and $117.6 million of free cash flow ($163.5 million actual resulting in a 200% payout) for the FF&T Products Segment.

The 2024 targets noted above were lower than the Company's actual performance for 2023, which was $506.2 million and $538.2 million for adjusted EBITDA and adjusted cash flow, respectively. In 2023, adjusted EBITDA and adjusted free cash flow were $208.3 million and $253.7 million, respectively, for the Bedding Products Segment and were $145.2 million and $189.8 million, respectively, for the FF&T Products Segment. The 2024 targets were consistent with the mid-point of the Company's annual guidance issued in February 2024, which represented a decline from prior-year performance. The HRC Committee believes that these targets were appropriately rigorous because of soft residential end market demand and the restructuring plan adopted by the Company in the first quarter of 2024.

The following table provides the details of the 2024 annual incentive payouts for our NEOs:

Name	Target Incentive Amount		Weighted Payout Percentage				Annual Incentive Payout
Karl G. Glassman	$1,062,848[1]	x	66.4%			=	$705,731
	Salary x *Target %*		*Metric*	*Payout %* x *Weight*			
	$1,275,000 135%		EBITDA	0.0%	65%		
			Cash Flow	189.6%	35%		
J. Mitchell Dolloff	$582,492[2]	x	66.4%			=	$386,775
	Salary x *Target %*		*Metric*	*Payout %* x *Weight*			
	$1,120,000 135%		EBITDA	0.0%	65%		
			Cash Flow	189.6%	35%		
Benjamin M. Burns	$440,000	x	66.4%			=	$292,160
	Salary x *Target %*		*Metric*	*Payout %* x *Weight*			
	$550,000 80%		EBITDA	0.0%	65%		
			Cash Flow	189.6%	35%		
J. Tyson Hagale	$464,000	x	55.0%			=	$255,200
	Salary x *Target %*		*Metric*	*Payout %* x *Weight*			
	$580,000 80%		EBITDA	0.0%	65%		
			FCF	154.4%	35%		
			+1% Compliance Adjustment				
Jennifer J. Davis	$329,000	x	66.4%			=	$218,456
	Salary x *Target %*		*Metric*	*Payout %* x *Weight*			
	$470,000 70%		EBITDA	0.0%	65%		
			Cash Flow	189.6%	35%		
R. Samuel Smith, Jr.	$345,000	x	142.5%			=	$491,625
	Salary x *Target %*		*Metric*	*Payout %* x *Weight*			
	$500,000 69%[3]		EBITDA	111.6%	65%		
			FCF	200.0%	35%		
			0% Compliance Adjustment				

[1] Mr. Glassman's KOIP target incentive amount reflects the proration for the number of days remaining in the 2024 calendar year performance period following the effective date of his appointment as CEO.

[2] Mr. Dolloff's KOIP target incentive amount reflects the proration for the number of days Mr. Dolloff was employed during the applicable performance period through the date of his resignation as CEO.

[3] Mr. Smith's KOIP target percentage reflects the proration for the mid-year increase from 65% to 75% in connection with his promotion to EVP, President—FF&T Products on August 6, 2024.

Long-Term Incentive, Equity-Based Awards

In 2024, the long-term incentive (LTI) awards for our executive officers were allocated as follows:

- 60% of the target award value is granted as PSUs having a three-year performance period with payouts ranging from 0% to 200%, with 50% based on total EBITDA and 50% based on return on invested capital (ROIC), subject to a payout multiplier of 0.75 to 1.25 based on relative total shareholder return (TSR).
- 40% of the target award value is granted as RSUs vesting in one-third increments over three years.

The PSUs and RSUs are granted under the Company's Flexible Stock Plan, and are subject to the provisions of that plan, in addition to the terms and conditions of the PSU and RSU award agreements.

Performance Stock Units. We grant PSUs to our NEOs and other senior managers to tie their pay to the Company's performance and shareholder returns. The payouts from these equity-based awards reflect our philosophy that executive compensation should provide greater rewards for superior performance, as well as accountability for underperformance. Fifty percent of the PSUs are settled in shares of common stock, while fifty percent are settled in cash.

2024 Performance Stock Units. Leggett's long-term focus emphasizes sustained, profitable growth and shareholder alignment. The 2024 PSU awards support our operational goals by allocating 50% of payout to total EBITDA generated over the three-year performance period and 50% of the payout to ROIC. These results are subject to a payout multiplier of 0.75 to 1.25 based on our relative TSR performance. The vesting schedules for the 2024 PSU awards are as follows, with payouts interpolated for results falling between the levels shown:

EBITDA[1] (in millions)		EBITDA Vesting %
$1,320.00	Threshold	70%
$1,485.00	Target	100%
$1,650.00	Maximum	200%

ROIC[2]		ROIC Vesting %
7.9%	Threshold	50%
9.3%	Target	100%
10.7%	Maximum	200%

Relative TSR[3] Percentile		Relative TSR Multiplier
25th	Threshold	0.75
50th	Target	1.00
75th	Maximum	1.25

[1] EBITDA is the Company's total earnings before interest, taxes, depreciation and amortization (EBITDA), as adjusted, during the three-year performance period. The calculation of EBITDA includes results from businesses acquired during the performance period and excludes results for any businesses divested during the performance period. EBITDA also excludes (i) certain currency and hedging-related gains and losses, (ii) gains and losses from asset disposals, and (iii) items that are outside the scope of the Company's core, on-going business activities, including changes to the Company's capital allocation priorities and related uses of cash. EBITDA is adjusted to eliminate gain, loss or expense, as determined in accordance with standards established under accounting principles generally accepted in the United States of America, (i) from non-cash impairments, (ii) related to loss contingencies identified in footnotes to the financial statements in the Company's 10-K relating to the fiscal year immediately preceding the performance period, (iii) related to the disposal of a segment of a business, or (iv) related to a change in accounting principle.

[2] ROIC is (i) the Company's average net operating profit after tax in the first, second and third years of the performance period divided by (ii) the Company's average Invested Capital on the last day of the fiscal year immediately preceding the performance period and the last day of the first, second and third years of the performance period. "Invested Capital" is the sum of shareholder equity, long-term debt and short-term debt, less cash and cash equivalents. The calculation of ROIC is subject to the same adjustments described above for EBITDA.

[3] Relative TSR is the Company's Total Shareholder Return compared to a peer group consisting of all the companies in the industrial, materials and consumer discretionary sectors of the S&P 500 and S&P MidCap 400 (approximately 320 companies).

The three-year 2024-2026 targets noted above were lower than the Company's actual performance for the three-year performance period ending in 2023, which was $1,928.0 million for adjusted EBITDA and 11.1% for adjusted ROIC. The 2024-2026 targets start with 2024 adjusted EBITDA at the mid-point of the Company's annual guidance issued in February 2024, and represent a decline from prior-year performance. The HRC Committee believes that the adjusted EBITDA target was appropriately rigorous because at the time the target was set, it assumed modest annual revenue growth with a contribution margin consistent with historical results, along with full realization of annual restructuring savings by 2026 (on an incremental basis). The HRC Committee believes that the adjusted ROIC target was appropriately rigorous because it is consistent with the earnings produced by the adjusted EBITDA target and higher than the Company's cost of capital. In addition, the HRC Committee believes the 70% payout percentage for the adjusted EBITDA threshold was appropriately set because it is dependent on a higher achievement rate of approximately 89% as compared to 75% achievement in 2023.

In connection with Mr. Glassman's appointment as CEO on May 20, 2024, Mr. Glassman was granted an award of PSUs pursuant to terms substantially identical to those applicable to the Company's 2024 PSU awards, except that vesting of the award, in the event of retirement prior to the end of the performance period, was modified to clarify that Mr. Glassman, because he is retirement eligible, will receive a prorated award based on the number of days in the performance period beginning on January 1, 2024 and ending on his retirement date.

Performance Stock Units Prior to 2024. The 2023 PSU awards were substantially similar to the 2024 PSU awards as noted above, except for the vesting, the schedules for which are as follows, with payouts interpolated for results falling between the levels shown:

EBITDA (in millions)		EBITDA Vesting %
$1,415.25	Threshold	50%
$1,887.00	Target	100%
$2,358.75	Maximum	200%

ROIC		ROIC Vesting %
8.5%	Threshold	50%
10.0%	Target	100%
11.5%	Maximum	200%

Prior to 2023, the three-year PSUs were based 50% on EBIT CAGR and 50% on the Company's relative TSR, according to the following vesting schedules with payouts interpolated for results falling between the levels shown:

Relative TSR Percentile	Relative TSR Vesting %
25%	25%
30%	35%
35%	45%
40%	55%
45%	65%
50%	75%
55%	100%
60%	125%
65%	150%
70%	175%
75%	200%

EBIT CAGR[1] %	EBIT CAGR Vesting %
2%	75%
4%	100%
6%	125%
8%	150%
10%	175%
12%	200%

[1] EBIT CAGR is the Company's, or applicable profit centers', compound annual growth rate of earnings before interest and taxes (EBIT) in the third fiscal year of the performance period compared to the Company's (or applicable profit centers') EBIT in the fiscal year immediately preceding the performance period. The calculation of EBIT CAGR is subject to the same adjustments described above in calculating EBITDA under the 2024 PSUs, and also excludes results from non-operating branches.

Three-Year Restricted Stock Units. The remainder of our executives' LTI awards are granted as RSUs vesting in one-third increments over three years. Dividends or dividend equivalents are not accrued or paid on RSUs granted under the executive LTI awards. The value of the RSUs is based on the Company's stock price at the time of vesting which ties the executives' compensation to the Company's performance, but the time-based vesting offers an appropriate level of stability to their equity-based compensation.

Other Compensation Programs

The NEOs voluntarily defer substantial portions of their cash compensation into Leggett equity through the ESU Program and the Deferred Compensation Program to build an additional long-term stake in the Company. The Company also provides 401(k) and a non-qualified excess plan in which some of our executives participate.

Executive Stock Unit Program. All our NEOs who were eligible participated in the ESU Program, our primary executive retirement plan. These accounts are held until the executive's employment is terminated.

The ESU Program is a non-qualified retirement program that allows executives to make pre-tax deferrals of up to 10% of their cash compensation into diversified investments. The Company makes an additional 17.65% contribution to the diversified investments acquired with executive contributions. We match 50% of the executive's contribution in Company stock units, purchased at a 15% discount, which may increase up to a 100% match if the Company meets annual adjusted EBITDA targets linked to the KOIP. Stock units credited to a participant's account resulting from Company contributions generally vest once the participant has reached five years of service.

Leggett stock units held in the ESU Program accrue dividend equivalents, which are used to acquire additional stock units at a 15% discount. At distribution, the balance of the diversified investments is paid in cash, and the stock units are settled in shares of the Company's common stock, less required tax withholdings. However, the additional stock units acquired pursuant to dividend equivalents are not converted into common stock unless the underlying stock units become vested.

Deferred Compensation Program. The Deferred Compensation Program allows our executives and key managers to defer up to 100% of salary, incentive awards and other cash compensation in exchange for any combination of the following:

- Stock units with dividend equivalents, acquired at a 20% discount to the fair market value of our common stock on the dates the compensation or dividends otherwise would have been paid.

- At-market stock options with the underlying shares of common stock having an initial market value five times the amount of compensation forgone, with an exercise price equal to the closing market price of our common stock on the grant date (December 15 of the year in which the deferral election is made). This investment alternative was removed for 2025.

- Cash deferrals accruing interest at a rate intended to be slightly higher than otherwise available for comparable investments.

Participants who elect a cash or stock unit deferral can receive distributions in a lump sum or in annual installments. Distribution payouts must begin no more than 10 years from the effective date of the deferral and all amounts subject to the deferral must be distributed within 10 years of the first installment. Although the Company intends to settle the stock units in shares of the Company's common stock, it reserves the right to distribute the balance in cash, subject to HRC Committee approval, if sufficient shares are not available under the Flexible Stock Plan. Participants who elected at-market stock options, which have a 10-year term, may exercise them approximately 15 months after the start of the year in which the deferral was made.

Proxy Statement

Retirement K and Excess Plan. Effective December 31, 2024, the Company terminated its defined benefit Retirement Plan, which had been frozen since 2006 (see description on page 53). Employees who had previously participated in the Retirement Plan prior to the freeze were offered a replacement benefit: a tax-qualified defined contribution Section 401(k) Plan (Retirement K). The Retirement K includes an age-weighted Company matching contribution designed to offset the benefits lost by the Retirement Plan freeze. Employees who did not participate in the Retirement Plan when it was frozen in 2006 are eligible to contribute to the Company's 401(k) plan with an alternate matching contribution schedule.

Many of our officers cannot fully participate in the Retirement K due to limitations imposed by the Internal Revenue Code or the Employee Retirement Income Security Act, or due to their participation in the Executive Stock Unit Program or Deferred Compensation Program. Consequently, we maintain a non-qualified Retirement K Excess Plan which permits affected executives to receive the full matching benefit they would otherwise have been entitled to under the Retirement K. Amounts earned in the Retirement K Excess Plan are paid out in cash no later than March 15 of the following year and are eligible for the Deferred Compensation Program.

Perquisites and Personal Benefits. The HRC Committee believes perquisites should not be a significant part of our executive compensation program. In 2024, perquisites were less than 1% of our NEOs' combined compensation.

Given the location of the Company's headquarters away from any major metropolitan area, the HRC Committee wished to facilitate Mr. Glassman's and Mr. Dolloff's schedules and allow them to more efficiently attend to Company business by offering them limited personal use of corporate aircraft. Mr. Glassman may use the Company aircraft for personal travel for him and his guests, subject to his reimbursing the Company for the aggregate incremental cost of such flights, including the costs of any deadhead flights necessitated by such personal use (subject to any applicable reimbursement limits imposed by the Federal Aviation Administration). The Company does not provide tax reimbursements to Mr. Glassman for any taxes arising from imputed income relating to his use of the corporate aircraft for personal travel by him or his guests. During his service as CEO in 2024, Mr. Dolloff's personal use of corporate aircraft was also subject to these terms. Mr. Dolloff did not use the Company aircraft for personal travel in 2024.

We believe these benefits are appropriate when viewed in the overall context of our executive compensation program.

How Compensation Decisions Are Made

The HRC Committee uses its judgment to determine the appropriate type and mix of compensation elements; to select performance measures, target levels and payout schedules for incentive compensation; and to determine the level of salary and incentive awards for each executive officer. The HRC Committee may delegate its duties and responsibilities to one or more HRC Committee members or Company officers, as it deems appropriate, but may not delegate authority to non-members for any action involving executive officers. The full Board of Directors must review and approve certain actions, including any employment agreements, severance benefit agreements, and amendments to stock plans.

The HRC Committee has the authority to engage its own external compensation consultant as needed and engaged Meridian Compensation Partners, LLC as its independent consultant for 2024. The Company conducts an annual conflict of interest assessment, which the HRC Committee reviews to verify Meridian's independence and that no conflicts of interest exist. Meridian does not provide any other services to the Company and works with the Company's management only on matters for which the HRC Committee is responsible.

In 2024, Meridian advised on selecting a peer group of companies for executive compensation benchmarking, consulted on incentive plan design and performance metrics, provided comparative data for the annual executive compensation review described below, and assisted with other compensation matters as requested. Representatives from Meridian also attend Committee meetings on request.

The Company's Human Resources and Legal Departments also provide compensation data, research and analysis that the HRC Committee may request, and personnel from those departments along with our CEO attend HRC Committee meetings. However, the HRC Committee regularly meets in executive session without management present to discuss CEO performance and compensation, as well as any other matters deemed appropriate by the HRC Committee.

The CEO recommends to the HRC Committee compensation levels for the other executive officers, including salary levels, annual incentive targets and long-term incentive award values, based on external benchmarking and his assessment of each executive's performance and level of responsibility. The HRC Committee evaluates those recommendations and accepts or makes adjustments as it deems appropriate.

The Annual Review and Use of Compensation Data

The HRC Committee conducted the annual review of executive compensation at its February 2024 meeting to set the executive officers' compensation for the year. The HRC Committee conducted a review of Mr. Glassman's compensation upon his appointment as CEO in May 2024. In addition, the HRC Committee conducted a mid-year review of Mr. Smith's compensation in connection with his promotion to Executive Vice President, President—FF&T Products, effective August 6, 2024.

During the annual and mid-year reviews, the HRC Committee evaluates the three primary elements of the annual compensation package for executive officers: base salary, annual incentive, and long-term incentive awards. As discussed above, increases to base salary affect the other elements of the compensation package because the variable compensation elements (annual incentive and long-term incentive awards) are each set as a percentage of base salary. The HRC Committee also reviews the secondary compensation elements, such as voluntary equity plans and retirement plans, as well as potential payments upon termination or change in control. Decisions about secondary and post-termination compensation elements are made as the plans or agreements giving rise to the compensation are reviewed.

In connection with the annual review, the HRC Committee evaluates the following data presented by the Company and Meridian to consider each executive's compensation package in the context of past decisions, internal pay relationships and the external market:

- Compensation data available from proxy filings of the executive compensation peer group, and two general industry surveys published by national consulting firms (described more fully below).

- Current annual compensation for each executive officer.

- The potential value of each executive officer's compensation package under three Company performance scenarios (threshold, target and maximum payout).

- The cash-to-equity ratio and fixed-to-variable pay ratio of each executive officer's compensation package.

- Compliance with our stock ownership requirements and a summary of outstanding equity awards.

Among the factors the HRC Committee considers when making compensation decisions is the compensation of our NEOs relative to the compensation paid to similarly-situated executives. We believe, however, that a benchmark should be just that—a point of reference for measurement, not the determinative factor for our executives' compensation. Because the comparative compensation information is just one of several analytic tools used in setting executive compensation, the HRC Committee has discretion in determining the nature and extent of its use.

Benchmarking Against Peer Companies. In the annual review, the HRC Committee used a peer group to provide additional insight into company-specific pay levels and practices. The HRC Committee evaluates market data provided by compensation surveys and views the use of a peer group as an additional reference point when reviewing the competitiveness of NEO pay levels.

In developing the peer group, the HRC Committee directed Meridian to focus on companies in comparable industries with a similar size and scope of business operations as Leggett. The HRC Committee periodically reviews the composition of the peer group to ensure these companies remain relevant for comparative purposes.

Prior to the annual review to set 2024 compensation, the HRC Committee approved the following peer group of 16 publicly traded manufacturing companies, most of which are U.S. based, to place Leggett near the group's median revenue.

A. O. Smith Corporation	Mohawk Industries
American Axle & Manufacturing Holdings, Inc.	Owens Corning
Carlisle Companies Incorporated	Pentair plc
Dana Incorporated	Snap-on Incorporated
Dover Corporation	Steelcase Inc.
Fortune Brands Innovations, Inc.	Somnigroup International Inc. (formerly Tempur Sealy
Lennox International Inc.	International, Inc.)
Masco Corporation	The Timken Company
MillerKnoll, Inc.	

Compensation Survey Data. The HRC Committee used broad-based compensation surveys published by Willis Towers Watson (General Industry Executive Compensation Survey, revenue ranging from $3 to $6 billion) and Aon Hewitt (Total Compensation Measurement, revenue ranging from $3 to $5 billion) to develop a balanced picture of the compensation market. The HRC Committee referenced market benchmarks that most closely match the NEOs' job descriptions; however, the HRC Committee was not made aware of the specific companies in the applicable survey groups.

The HRC Committee used the peer group and compensation surveys to get a general sense of the competitive market. These sources generally showed our executive officers' compensation was in line with median total compensation and average percentage of at-risk, performance-based pay. Individual pay levels may vary relative to the market median for a number of reasons, including, but not limited to, tenure, responsibilities, and performance.

Additional Considerations. Although the HRC Committee views benchmarking data as a useful guide, it gives significant weight to (i) the mix of fixed to variable pay, (ii) the ratio of cash to equity-based compensation, (iii) internal pay equity, and (iv) individual responsibilities, experience and merit when establishing base salaries, annual incentive percentages, and long-term incentive award percentages. While the HRC Committee monitors these pay relationships, it does not target any specific pay ratios.

The HRC Committee also considers the Company's merit increase budget for all salaried U.S. employees in determining salary increases for executive officers.

Changes to the NEOs' 2024 Compensation. In connection with the 2024 executive officers' compensation review:

- In connection with Mr. Glassman's appointment as CEO in May 2024, his base salary was set at $1,275,000, along with a 135% Annual Incentive percentage (to be prorated from the date of his appointment), and a 570% LTI award percentage.

- Mr. Dolloff's base salary of $1,120,000 and LTI award percentage of 460% were unchanged, and his Annual Incentive percentage was increased from 125% to 135%.

- Mr. Burns' base salary was increased from $500,000 to $550,000 to more closely align his target total compensation with the competitive range of market median, and his LTI award percentage (which was previously approved in connection with his June 2023 promotion to CFO) and Annual Incentive percentage were unchanged.

- Mr. Hagale's base salary was increased from $560,000 to $580,000 to more closely align his target total compensation with the competitive range of market median, and his Annual Incentive and LTI award percentages were unchanged.

- In connection with Ms. Davis' promotion to Executive Vice President and General Counsel effective January 1, 2024, her base salary was set at $470,000, along with a 70% Annual Incentive percentage and a 170% LTI award percentage.

- In connection with Mr. Smith's promotion to Senior Vice President, President—FF&T Products effective April 2, 2024, his base salary was set at $400,000, along with a 65% Annual Incentive percentage and a 150% LTI award percentage. In connection with Mr. Smith's promotion to Executive Vice President, President—FF&T Products effective August 6, 2024, his 2024 base salary was increased from $400,000 to $500,000 and his 2024 Annual Incentive percentage was increased from 65% to 75% (to be prorated from the date of his appointment).

Equity Grant Practices

The HRC Committee discussed the 2024 LTI awards in connection with its annual review of executive officer compensation and approved the 2024 RSU and PSU awards at its February 2024 meeting, except for Mr. Glassman's 2024 RSU and PSU awards, which were discussed and approved in May 2024 in connection with his appointment as CEO. The Company has adopted a policy that it may not grant or issue Company securities tied to the current market price of such securities if the Company is aware of material non-public information. As such, the HRC Committee and Board take this policy into consideration when granting awards. Finally, the Company does not time the disclosure of material non-public information for the purpose of affecting the value of any equity grant.

Performance of Past Equity-Based Awards. The HRC Committee monitors the value of past equity-based awards to gain an overall assessment of how current compensation decisions fit with past practices and to determine the executives' accumulated variable compensation. However, the HRC Committee does not increase current-year equity-based awards, or any other aspect of the NEOs' compensation, to adjust for below-expected performance of past equity-based awards.

Clawback Provisions. In November 2023, the Board approved the Company's Incentive Compensation Recovery Policy in compliance with NYSE listing requirements. Under this policy, following an accounting restatement, the Company will recover erroneously awarded incentive-based compensation paid to current and former executive officers during the three-year recovery period.

In addition, all equity-based awards (including time-based and performance awards) are subject to the clawback provisions included in our Flexible Stock Plan, which allows the HRC Committee to cancel all or any portion of an award if the recipient (i) violates any confidentiality, non-solicitation or non-compete obligations or terms in an award, employment agreement, confidentiality agreement, separation agreement, or any other similar agreement, (ii) engages in improper conduct contributing to the need to restate any external Company financial statement, (iii) commits an act of fraud or significant dishonesty, or (iv) commits a significant violation of any of the Company's written policies or applicable laws.

Under the Flexible Stock Plan, the HRC Committee may require an award recipient to forfeit and repay to the Company any or all of the income or other benefit received on the vesting, exercise, or payment of an award (i) in the preceding three years if, in its discretion, the HRC Committee determines that the recipient engaged in any of the foregoing activities and that such activity resulted in a significant financial or reputational loss to the Company, (ii) to the extent required under applicable law or securities exchange listing standards, or (iii) to the extent required or permitted under any written policy of the Company dealing with recoupment of compensation, subject to any limits of applicable law.

In addition, our PSU awards provide that the HRC Committee may require repayment of the entire award from any award recipients determined to be personally responsible for gross misconduct or fraud that caused the need for the restatement.

Executive Stock Ownership Guidelines. The HRC Committee believes executive officers should maintain a meaningful ownership stake in the Company to align their interests with those of our shareholders. We expect executive officers to attain the following levels of stock ownership within five years of appointment and to maintain those levels throughout their employment.

Position	Ownership Requirement
CEO	5X base salary
CFO, COO and EVP	3X base salary
All Other Executive Officers	2X base salary

Shares of the Company's stock owned outright, restricted stock, and stock units count toward satisfying the ownership totals. A decline in the stock price can cause an executive officer who previously met the threshold to fall below it temporarily. After five years from appointment, an executive officer who has not met the ownership requirement or falls below it due to a stock price decline, may not sell Company shares and must hold any net shares acquired upon the exercise of stock options or vesting of restricted stock and stock units unless or until the ownership threshold is met. As of March 5, 2025, all of our currently employed NEOs were in compliance with their applicable stock ownership requirements.

Hedging and Pledging Policy. The Company's insider trading policy prohibits its directors, officers and employees from transactions related to Company securities involving short sales, having put equivalent positions, buying or selling exchange-traded options and hedging transactions, which include purchase and sale of options, zero cost collars and forward sale contracts. The policy also prohibits all directors and Section 16 officers from pledging Company securities as collateral for a loan, including in a margin account.

Insider Trading Policy and Procedures. The Company has adopted an insider trading policy and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees, and the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE listing standards. The Company's Insider Trading Policy is attached as Exhibit 19 to its Form 10-K filed February 26, 2025.

Change in Control Agreements

Our current NEOs do not have employment agreements and are all considered, or were considered during their time as an employee, at-will employees.

Each of our current NEOs has a severance benefit agreement which is designed to protect both the executive officer's and the Company's interests in the event of a change in control of the Company, as described on page 59.

The benefits provided under the severance benefit agreements do not impact the HRC Committee's decisions regarding other elements of the executive officers' compensation. Because these agreements provide contingent compensation, not regular compensation, they are evaluated separately in view of their intended purpose.

Tax Considerations

For tax years prior to 2018, Section 162(m) of the Internal Revenue Code generally disallowed an income tax deduction to public companies for compensation over $1 million paid to certain executive officers; however, qualifying performance-based compensation was not subject to the deduction limit if certain requirements were met. As a result of the Tax Cuts and Jobs Act eliminating the performance-based compensation exception under Section 162(m), the Company currently expects that, with respect to 2018 and beyond, any compensation amounts over $1 million paid to any NEO will no longer be tax deductible.

Human Resources and Compensation Committee Report

The HRC Committee has reviewed and discussed the Compensation Discussion & Analysis with management, and, based on that review and discussion, the HRC Committee has recommended to the Board of Directors that this Compensation Discussion & Analysis be included in this proxy statement.

Jai Shah (Chair)	Robert E. Brunner
Angela Barbee	Manuel A. Fernandez
Mark A. Blinn	Joseph W. McClanathan

Summary Compensation Table

The following table reports the total 2024 compensation of the two Chief Executive Officers serving the Company in 2024, our Chief Financial Officer, and our three other most highly compensated executive officers as of December 31, 2024. Collectively, we refer to these six executives as the *"Named Executive Officers"* or *"NEOs."*

Name and Principal Position	Year	Salary[1]	Stock Awards[2]	Non-Equity Incentive Plan Compensation[1]	Change in Pension Value; Nonqualified Deferred Compensation Earnings[3]	All Other Compensation [1][4]	Total
Karl G. Glassman[5] President and Chief Executive Officer since May 20, 2024	2024	$784,615	$7,823,942	$705,731	$79,615	$479,017	$9,872,920
	2023	256,731	522,307	239,190	149,547	73,841	1,241,616
	2022	750,000	1,319,676	535,500	139,197	338,648	3,083,021
J. Mitchell Dolloff President and Chief Executive Officer through May 20, 2024	2024	435,077	4,043,282	386,775	41,888	816,633	5,723,655
	2023	1,120,000	4,344,981	1,313,200	59,498	509,515	7,347,194
	2022	1,120,000	5,039,319	999,600	46,446	442,453	7,647,818
Benjamin M. Burns[5] Executive VP and Chief Financial Officer	2024	538,462	863,286	292,160	4,443	85,825	1,784,176
	2023	416,346	236,146	309,540	5,977	117,571	1,085,580
J. Tyson Hagale Executive VP, President—Bedding Products	2024	575,385	910,363	255,200	4,332	76,807	1,822,087
	2023	551,923	944,581	120,064	7,170	97,190	1,720,928
	2022	510,577	981,202	267,120	5,155	126,059	1,890,113
Jennifer J. Davis[5] Executive VP and General Counsel	2024	470,000	627,059	218,456	1,976	57,337	1,374,828
R. Samuel Smith, Jr.[5] Executive VP, President—Specialized Products and FF&T Products	2024	404,295	470,879	491,625	5,150	85,324	1,457,273

[1] Amounts reported in these columns include cash compensation (base salary, non-equity incentive plan compensation and certain other cash items) that was deferred into the ESU Program (to acquire diversified investments) and/or the Deferred Compensation Program (to acquire, at the NEO's election, an interest-bearing cash deferral, Leggett stock units, or an option to purchase Leggett stock), as follows:

Name	Year	Total Cash Compensation Deferred ($)	ESU ($)	Deferred Compensation Program		
				Cash Deferral ($)	Stock Options (#)	Stock Units (#)
Karl G. Glassman	2024					
	2023	$ 24,579	$ 24,579			
	2022	122,701	122,701			
J. Mitchell Dolloff	2024	344,186	42,146			35,629
	2023	1,177,095	240,215			52,582
	2022	988,981	208,901			27,850
Benjamin M. Burns	2024	133,672	79,826			4,931
	2023	206,809	69,415			3,934
J. Tyson Hagale	2024	137,398	79,859			5,246
	2023	119,225	64,033			2,458
	2022	227,828	74,655			5,408
Jennifer J. Davis	2024	89,114	65,614			2,137
R. Samuel Smith, Jr.	2024	149,164	86,418			7,674

See the Grants of Plan-Based Awards Table on page 51 for further information on Leggett equity-based awards received in lieu of cash compensation in 2024.

(2) Amounts reported in this column reflect the grant date fair value of the PSU awards and RSU awards as detailed in the table below. For a description of the assumptions used in calculating the grant date fair value, see Note L to Consolidated Financial Statements to our Annual Report on Form 10-K for the year ended December 31, 2024. The potential maximum value of the PSU awards on the grant date are also included in the table below.

Name	Year	PSU Awards: Grant Date Fair Value	PSU Awards: Potential Maximum Value at Grant Date	RSU Awards: Grant Date Fair Value
Karl G. Glassman	2024	$5,086,194	$10,172,389	$2,737,748
	2023	—	—	522,307
	2022	—	—	1,319,676
J. Mitchell Dolloff	2024	2,331,429	4,662,859	1,711,853
	2023	2,636,493	5,272,986	1,708,488
	2022	2,872,550	5,745,100	2,166,769
Benjamin M. Burns	2024	497,786	995,571	365,500
	2023	143,297	286,593	92,849
J. Tyson Hagale	2024	524,928	1,049,855	385,435
	2023	573,157	1,146,314	371,424
	2022	673,269	1,346,538	307,933
Jennifer J. Davis	2024	361,570	723,139	265,489
R. Samuel Smith, Jr.	2024	271,514	543,028	199,365

(3) Amounts reported in this column for 2024 are set forth below.

Name	Change in Pension Value[a]	ESU Program[b]	Deferred Stock Units[c]	Total[d]
Karl G. Glassman		$38,271	$ 41,344	$79,615
J. Mitchell Dolloff		12,524	29,364	41,888
Benjamin M. Burns	$(570)	2,253	2,190	4,443
J. Tyson Hagale		2,901	1,431	4,332
Jennifer J. Davis		1,651	325	1,976
R. Samuel Smith, Jr.		1,159	3,991	5,150

(a) Change in the present value of the NEO's accumulated benefits under the defined benefit Retirement Plan, as described on page 53.

(b) 15% discount on dividend equivalents for stock units held in the ESU Program, as described on page 41.

(c) 20% discount on dividend equivalents for stock units held in the Deferred Compensation Program, as described on page 41.

(d) The total excludes negative amounts from Change in Pension Value.

(4)   Amounts reported in this column for 2024 are set forth below:

Name	ESU Program[a]	Deferred Stock Units[b]	401(k) Matching Contributions[c]	Retirement K Excess Payments[c]	Life and Disability Insurance Benefits	Perks[d]	Termination Payments[e]	Director Compensation[f]	Total
Karl G. Glassman	$41,489		$12,420	$41,217	$7,034			$376,857	$479,017
J. Mitchell Dolloff	32,231	$75,510			1,637		$707,255		816,633
Benjamin M. Burns	61,047	13,462	3,980	5,986	1,350				85,825
J. Tyson Hagale	61,072	14,385			1,350				76,807
Jennifer J. Davis	50,178	5,875			1,284				57,337
R. Samuel Smith, Jr.	66,088	15,686			3,550				85,324

(a)   This amount represents the Company's matching contributions under the ESU Program, the additional 17.65% contribution for diversified investments acquired with employee contributions, and the 15% discount on Leggett stock units acquired with Company matching contributions.

(b)   This amount represents the 20% discount on stock units acquired with employee contributions to the Deferred Compensation Program.

(c)   The Company's 401(k) and Retirement K Excess Plan are described on page 42.

(d)   None of the NEOs received perquisites or other personal benefits with an aggregate value of $10,000 or more in 2024. For disclosure purposes, perquisites are valued at the Company's aggregate incremental cost. Pursuant to an aircraft time sharing agreement, Mr. Glassman may lease certain Company aircraft with flight crew on a non-exclusive basis for personal travel for him and his guests subject to him reimbursing the Company for the aggregate incremental cost of such flights (provided such amount does not exceed the maximum allowed under applicable Federal Aviation Regulations), including the costs of any "deadhead" flights necessitated by such personal use. Aggregate incremental cost is calculated based upon the variable costs of the flight, including but not limited to fuel, landing fees, and ground transportation. Because the Company is reimbursed by Mr. Glassman for such personal use, there is no aggregate incremental cost to the Company.

(e)   Payments made to Mr. Dolloff in connection with his resignation on May 20, 2024 and pursuant to the Transition and Consulting Agreement or otherwise provided pursuant to his retirement benefits, consisting of $689,231 for consulting fees and $18,025 for 12 months of COBRA continuation benefits. The prorated amount of Mr. Dolloff's 2024 KOIP payment is reflected under Non-Equity Incentive Plan Compensation for 2024. For additional information regarding payments to Mr. Dolloff in connection with his resignation, see Payments in Connection with Former CEO Resignation at page 61.

(f)   Reflects Mr. Glassman's compensation for a partial year of service as a non-management director prior to his appointment as CEO on May 20, 2024. For director compensation information, see the Director Compensation Table on page 11.

(5)   Mr. Glassman was an NEO in 2022 and 2024, but not in 2023; however, his 2023 compensation is reported as well. Mr. Burns became an NEO of the Company for the first time in 2023, and Ms. Davis and Mr. Smith each became an NEO for the first time in 2024.

Grants of Plan-Based Awards in 2024

The following table sets forth, for the year ended December 31, 2024, information concerning each grant of an award made to the NEOs in 2024 under the Company's Flexible Stock Plan and the Key Officers Incentive Plan.

Name	Grant Date	Award Type[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Shares of Stock or Units[4] (#)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Karl G. Glassman	2/26/24	RS							15,281[5]	$ 310,000
	5/20/24	AI	$ 531,424	$1,062,848	$2,125,697					
	5/20/24	PSU				199,459	332,431	664,862		5,086,194
	5/20/24	RSU							221,621	2,737,748
	—	DSU								
J. Mitchell Dolloff	2/26/24	AI	291,246	582,492	1,164,984					
	2/26/24	PSU				91,429	152,381	304,762		2,331,429
	2/26/24	RSU							101,587	1,711,853
	—	DSU							35,629	377,550
Benjamin M. Burns	2/26/24	AI	220,000	440,000	880,000					
	2/26/24	PSU				19,521	32,535	65,070		497,786
	2/26/24	RSU							21,690	365,500
	—	DSU							4,931	67,308
J. Tyson Hagale	2/26/24	AI	232,000	464,000	928,000					
	2/26/24	PSU				20,585	34,309	68,618		524,928
	2/26/24	RSU							22,873	385,435
	—	DSU							5,246	71,924
Jennifer J. Davis	2/26/24	AI	164,500	329,000	658,000					
	2/26/24	PSU				14,179	23,632	47,264		361,570
	2/26/24	RSU							15,755	265,489
	—	DSU							2,137	29,375
R. Samuel Smith, Jr.	2/26/24	AI	172,500	345,000	690,000					
	2/26/24	PSU				10,648	17,746	35,492		271,514
	2/26/24	RSU							11,831	199,365
	—	DSU							7,674	78,432

[1] Award Type:
RS—Restricted Stock
AI—Annual Incentive
PSU—Performance Stock Units
RSU—Restricted Stock Units
DSU—Deferred Stock Units

[2] The performance metrics, payout schedules and other details of the NEOs' annual incentive are described on page 36.

[3] The 2024 PSU awards vest at the end of a three-year performance period with 50% based on total EBITDA and 50% based upon ROIC, subject to a payout multiplier of 0.75 to 1.25 based on our TSR as measured relative to a peer group. If EBITDA and ROIC are achieved at their respective thresholds, and the Relative TSR Multiplier is 1.00, the payout percentage would be 60%. The 2024 PSU awards are described on page 39.

[4] DSU amounts (from the Deferred Compensation Program described on page 41) reported in this column represent stock units acquired in lieu of cash compensation. Stock units are purchased on a bi-weekly basis or as compensation otherwise is earned, so there is no grant date for these awards. DSUs are acquired at a 20% discount to the market price of our common stock on the acquisition date. We recognize compensation expense for this discount, which is reported in the All Other Compensation column of the Summary Compensation Table on page 48.

[5] Represents the equity portion of director compensation for the Director Retainer and the Board Chairman Additional Retainer that Mr. Glassman elected to receive in restricted stock. Director compensation is described on page 11.

Proxy Statement

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table reports the outstanding stock options, PSUs, and RSUs held by each NEO as of December 31, 2024.

Name	Option Awards				Stock Awards					
						Unvested Stock Units		Equity Incentive Plan Awards—Unearned Shares, Units or Other Unvested Rights		
	Grant Date[1]	Exercisable Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiration Date	Grant Date	Number of Units[2] (#)	Market Value[3] ($)	Performance Period[4]	Number of Units[5] (#)	Market or Payout Value[3] ($)
Karl G. Glassman	1/4/2016	80,449	41.02	1/3/2026	RSU Awards[6]			PSU Awards[7]		
	12/30/2016*	40,917	48.88	12/29/2026	2/22/22	12,996	124,762	2023–2025	—	—
	12/17/2018*	55,051	36.33	12/16/2028	3/10/23	12,222	117,331	2024–2026	332,431	3,191,338
					5/20/24	221,621	2,127,562			
Total		**176,417**				**246,839**	**2,369,654**		**332,431**	**3,191,338**
J. Mitchell Dolloff					RSU Awards			PSU Awards[8]		
					1/1/22	7,585	72,816			
					2/22/22	12,938	124,205	2023–2025	44,976	431,770
					3/10/23	39,979	383,798	2024–2026	152,381	1,462,858
					2/26/24	101,587	975,235			
Total						**162,089**	**1,556,054**		**197,357**	**1,894,628**
Benjamin M. Burns					RSU Awards			PSU Awards		
					2/22/22	650	6,240	2023–2025	2,445	23,472
					3/10/23	2,173	20,861	2024–2026	32,535	312,336
					2/26/24	21,690	208,224			
Total						**24,513**	**235,325**		**34,980**	**335,808**
J. Tyson Hagale					RSU Awards			PSU Awards		
					2/22/22	3,033	29,117	2023–2025	9,778	93,869
					3/10/23	8,692	83,443	2024–2026	34,309	329,366
					2/26/24	22,873	219,581			
Total						**34,598**	**332,141**		**44,087**	**423,235**
Jennifer J. Davis					RSU Awards			PSU Awards		
					2/22/22	450	4,320	2023–2025	1,960	18,816
					3/10/23	1,742	16,723	2024–2026	23,632	226,867
					2/26/24	15,755	151,248			
Total						**17,947**	**172,291**		**25,592**	**245,683**
R. Samuel Smith, Jr.					RSU Awards			PSU Awards		
					2/22/22	456	4,378	2023–2025	1,460	14,016
					3/10/23	1,298	12,461	2024–2026	17,746	170,362
					2/26/24	11,831	113,578			
Total						**13,585**	**130,416**		**19,206**	**184,378**

[1] No portion of the unexercised option awards reported above were unexercisable on December 31, 2024. These option grants were issued subject to our standard vesting terms, become exercisable in one-third increments at 18 months, 30 months and 42 months following the grant date, and have a 10-year term.

* Option grant under the Deferred Compensation Program which becomes exercisable on March 15, approximately 15 months following the grant date, and has a 10-year term.

[2] These amounts represent the unvested RSUs relating to each of the listed grants. One-third of each RSU award vests on the first, second, and third anniversaries of the grant date.

[3] Values shown in these columns were calculated by multiplying the number of units shown in the prior column by the per share value of $9.60, the closing market price of our common stock on December 31, 2024.

[4] PSU awards were granted in connection with our HRC Committee's first quarter meeting and have a three-year performance period ending on December 31.

[5] The 2023-2025 PSU awards are disclosed at the threshold payout level (50% of the base award) because our projected EBITDA and ROIC for each performance period placed the anticipated payouts below the threshold level. The 2024-2026 PSU awards are disclosed at the target level (100% of the base award) because those awards are projected to vest between the threshold level and the target level. The PSUs are described at page 39.

[6] Mr. Glassman also held 15,291 unvested shares of restricted stock that he was awarded in connection with his service as a director prior to his appointment as CEO on May 20, 2024, with such shares having a market value of $146,698.

[7] Pursuant to Mr. Glassman's 2024 Interim PSU Award Agreement, in the event of retirement prior to the end of the performance period, because Mr. Glassman is retirement eligible, he will receive a prorated award based on the number of days in the performance period beginning on January 1, 2024 and ending on his retirement date.

[8] All of Mr. Dolloff's PSU awards outstanding at the time of his resignation on May 20, 2024 will be prorated to reflect the number of days he was employed during the applicable performance period through his resignation date.

Option Exercises and Stock Vested in 2024

The following table reports the stock awards vested in 2024 and the value realized by the NEOs upon such vesting. The stock award amounts represent the payout of certain RSU awards that vested during the year. In 2024, no stock options were exercised by the NEOs and no PSU awards vested.

	Stock Awards	
Name	**Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Karl G. Glassman[1]	43,469	$ 827,365
J. Mitchell Dolloff	46,777	1,007,722
Benjamin M. Burns	2,155	44,402
J. Tyson Hagale	8,284	165,957
Jennifer J. Davis	1,699	35,015
R. Samuel Smith, Jr.	1,482	30,526

[1] The amounts shown for Mr. Glassman include 9,021 shares of restricted stock previously granted for his service as a director prior to his appointment as CEO on May 20, 2024.

Dollar amounts shown above are calculated based upon the closing price of the Company's stock on the vesting date. For those shares distributed to the NEOs upon the RSUs vesting, they may continue to hold the shares or sell them in accordance with applicable laws and Company policies. The RSU awards were settled entirely in shares of Leggett stock.

Pension Benefits in 2024

We had a voluntary, tax-qualified, defined benefit pension plan (the *"Retirement Plan"*), which was frozen December 31, 2006. Benefits accrued under the Retirement Plan were fixed as of that date, and the Retirement Plan was closed to new participants. Of our current NEOs, only Mr. Glassman and Mr. Burns participated in the Retirement Plan before it was frozen. Participants no longer accrue additional benefits under the Retirement Plan, however, the present value of the benefits may increase or decrease each year based on the assumptions used to calculate the benefit for financial reporting purposes.

The Retirement Plan required a contribution from participating employees of 2% of base salary. The normal monthly retirement benefit is the total of 1% of the employee's average monthly salary for each year of participation in the Retirement Plan. Benefits are calculated based on actual years of participation in the Retirement Plan, and benefits become payable when a participant reaches age 65 (normal retirement age). Mr. Glassman received payments under the Retirement Plan in 2024 following his retirement as an executive officer of the Company in 2023. None of our other NEOs are eligible for early retirement benefits under the Retirement Plan (minimum age 55 and at least 15 years of service), under which he or she would receive a monthly benefit reduced by 1/180th for the first 60 months and a monthly benefit reduced by 1/360th for any additional months before reaching normal retirement age.

The following table lists the present value of accumulated benefits payable to the NEOs under the Retirement Plan:

Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Karl G. Glassman	41		$13,579
J. Mitchell Dolloff	N/A		
Benjamin M. Burns	22	$5,839	
J. Tyson Hagale	N/A		
Jennifer J. Davis	N/A		
R. Samuel Smith, Jr.	N/A		

To calculate the present value of the accumulated Retirement Plan benefit, we took the annual accrued benefit through December 31, 2024 that would be payable at normal retirement age, assuming no future contributions. We converted that amount to a lump sum using an annuity factor from the PRI2012 mortality table and discounted that amount back to December 31, 2024 using a 5.30% discount rate. These assumptions are the same as those used for financial reporting purposes found in Note M to Consolidated Financial Statements to our Annual Report on Form 10-K for the year ended December 31, 2024, except those are reported on a weighted average basis for all plans.

Non-Qualified Deferred Compensation in 2024

The following table provides the aggregate 2024 contributions, earnings, withdrawals, and ending balances for each NEO's deferred compensation accounts. The year-end balances are based on the $9.60 closing market price of our common stock on December 31, 2024.

Name	Deferral Type or Program[1]	Executive Contributions in 2024[2]	Company Contributions in 2024[2]	Aggregate Earnings In 2024[3]	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/2024[4]
Karl G. Glassman	ESU		$ 41,489	$ (2,946,757)	$ 1,000,801	$ 5,759,125
	DSU			(2,455,970)	459,349	1,545,169
	EDSP			2,238	186,326	
Total			41,489	(5,400,489)	1,646,476	7,304,294
J. Mitchell Dolloff	ESU	$ 42,146	32,231	(4,074,605)		25,334
	DSU	302,040	75,510	(1,985,505)	675,044	1,531,409
Total		344,186	107,741	(6,060,110)	675,044	1,556,743
Benjamin M. Burns	ESU	79,826	61,047	(124,500)		947,238
	DSU	53,846	13,462	(130,431)	99,610	111,031
Total		133,672	74,509	(254,931)	99,610	1,058,269
J. Tyson Hagale	ESU	79,859	61,072	(232,523)		713,991
	DSU	57,539	14,385	(76,121)	136,933	75,505
Total		137,398	75,457	(308,644)	136,933	789,496
Jennifer J. Davis	ESU	65,614	50,178	(108,355)		676,720
	DSU	23,500	5,875	(24,509)	5,499	30,167
Total		89,114	56,053	(132,864)	5,499	706,887
R. Samuel Smith, Jr.	ESU	86,418	66,088	(116,404)		493,756
	DSU	62,746	15,686	(250,976)		231,697
Total		149,164	81,774	(367,380)		725,453

[1] Deferral Type or Program:
ESU—Executive Stock Unit Program (see description at page 41)
DSU—Deferred Compensation Program—Stock Units (see description at page 41)

EDSP—Executive Deferred Stock Program. This is a frozen program under which executives deferred the gain from their stock option exercises from 1 to 15 years. Upon deferral, the participant was credited with stock units representing the net option shares deferred, and the units accumulate dividend equivalents during the deferral period.

(2) Amounts reported in these columns are also included in the totals reported in the Summary Compensation Table.

(3) Aggregate earnings include interest, dividends and the appreciation (or depreciation) of the investments in which the accounts are held. The following amounts, representing preferential earnings relating to interest and dividends paid in 2024 on the ESU and Deferred Compensation Programs, are reported in the Change in Pension Value and Non-Qualified Deferred Compensation Earnings column of the Summary Compensation Table: Glassman—$79,615; Dolloff—$41,888; Burns—$4,443; Hagale—$4,332; Davis—$1,976; and Smith—$5,150.

(4) Of the balances reported in this column (which are net of distributions from prior years' deferrals), the following aggregate amounts were included in the totals reported in the Summary Compensation Table as executive contributions, company contributions, or preferential earnings in 2022, 2023 and 2024: Glassman—$780,277; Dolloff—$3,693,690; Burns—$532,330 (2023 and 2024 only); Hagale—$797,114; Davis—$147,143 (2024 only); and Smith—$236,088 (2024 only).

Pay Versus Performance

The following table reports the compensation of our current and former CEO and the average compensation of the other non-CEO Named Executive Officers (the "Other NEOs") as reported in the Summary Compensation Table for the past five fiscal years, as well as their "Compensation Actually Paid" as calculated pursuant to SEC rules and certain performance measures required by SEC rules.

Year	Summary Compensation Table Total for Mr. Glassman[1]	Compensation Actually Paid to Mr. Glassman[2]	Summary Compensation Table Total for Mr. Dolloff[1]	Compensation Actually Paid to Mr. Dolloff[2]	Average Summary Compensation Table Total for Other NEOs[1]	Average Compensation Actually Paid to Other NEOs[2]	Value of Initial Fixed $100 Investment Based on:		Net Income (in millions)	Company-Selected Measure: Adjusted EBITDA[4][5] (in millions)
							Leggett's Total Shareholder Return	Peer Group Total Shareholder Return[3]		
2024	$9,872,920	$4,537,359	$5,723,655	$ 920,477	$ 1,609,591	$ 923,762	$24	$154	$ (511.4)	$402.2
2023	—	—	7,347,194	3,415,881	1,900,393	972,427	62	145	(136.8)	506.2
2022	—	—	7,647,818	3,585,036	2,453,626	(18,148)	72	111	309.9	656.6
2021	9,210,966	7,022,205	—	—	2,716,052	1,955,550	88	147	402.6	747.8
2020	8,742,815	4,830,970	—	—	2,486,174	1,904,185	91	117	253.1	654.3

[1] In 2024, Mr. Dolloff was the CEO until his resignation on May 20, 2024, at which time Mr. Glassman was appointed CEO. The 2024 Summary Compensation Total for Mr. Glassman includes $376,857 as compensation for a partial year of service as a non-management director prior to his appointment as CEO on May 20, 2024. The Other NEOs in 2024 were Mr. Burns, Mr. Hagale, Ms. Davis, and Mr. Smith. In 2023, Mr. Dolloff was the CEO, and the Other NEOs were Mr. Burns, Mr. Jeffrey L. Tate, Mr. Steven K. Henderson, Mr. Hagale and Mr. Scott S. Douglas. In 2022, Mr. Dolloff was the CEO, and the Other NEOs were Mr. Glassman (Executive Chairman), Mr. Tate, Mr. Henderson and Mr. Hagale. In 2021 and 2020, Mr. Glassman was the CEO, and the Other NEOs were Mr. Dolloff, Mr. Tate, Mr. Henderson and Mr. Douglas.

[2] The Summary Compensation Table totals reported for the CEO and the Other NEOs for 2024 were subject to the following adjustments per Item 402(v)(2)(iii) of Regulation S-K to calculate "Compensation Actually Paid":

	2024		
	Glassman	Dolloff	Other NEOs
Summary Compensation Table Total	$9,872,920	$5,723,655	$1,609,591
Adjustments			
Deduction for the change in actuarial present values reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table	0	0	0
Increase for service cost for pension plans[a]	0	0	0
Deduction for amounts reported under the "Stock Awards" column of the Summary Compensation Table[b]	(7,513,942)	(4,043,282)	(717,897)
Increase for the fair value of awards granted during the year that remain outstanding and unvested at the end of the year[c]	2,906,462	1,265,027	224,611
Increase/deduction for the change in fair value of awards granted in a prior year that remain outstanding and unvested at the end of the year	(417,862)	(1,515,807)	(124,853)
Increase/deduction for the change in fair value of awards granted in a prior year that vested during the year	(310,219)	(509,116)	(67,690)
Compensation Actually Paid	4,537,359	920,477	923,762

[a] Following the Company's Retirement Plan (described at page 53) being frozen in 2006, participants no longer earn additional benefits, resulting in no annual increase in service costs.

[b] The Company had no option awards to report in the Summary Compensation Table, no outstanding and unvested option awards, and no option awards that vested during the applicable years. The deduction amount reported for Mr. Glassman includes $310,000 attributable to a stock award he was granted as a director prior to his appointment as CEO on May 20, 2024.

[c] The amount reported for Mr. Glassman includes $146,698 attributable to 15,281 shares of restricted stock he was granted as a director prior to his appointment as CEO on May 20, 2024.

[3] The peer group consists of the companies used for the stock performance graph in the Company's Annual Report to Shareholders for the year listed. For 2020 through 2023, the peer group consisted of: Carlisle Companies Incorporated, Danaher Corporation, Dover Corporation, Eaton Corporation plc, Emerson Electric Co., Illinois Tool Works Inc., Ingersoll Rand Inc., Masco Corporation, Pentair plc, and PPG Industries, Inc. We updated our peer group for 2024 to include companies that better reflect our end market exposure, macroeconomic sensitivity, and capital discipline. For 2024, the peer group consisted of: AMETEK, Inc., Core & Main, Inc., Fortune Brands Innovations, Inc., Gentherm Incorporated, La-Z-Boy Incorporated, Lear Corporation, Masco Corporation, MillerKnoll, Inc., Mohawk Industries, Inc., and Somnigroup International Inc. (formerly known as Tempur Sealy International, Inc.). The cumulative 5-year total shareholder returns through December 31, 2024 of the former peer group, the current peer group, and the Company were $194, $154 and $24, respectively.

(4)   The Company has identified Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) as the company-selected measure for this pay versus performance disclosure, as it represents the most important financial performance measure used to link compensation actually paid to each CEO and Other NEOs in 2024 to the Company's performance.

Adjusted EBITDA is the primary metric (weighted 65%) in the Company's Key Officers Incentive Plan (KOIP) for 2024 described at page 36, and total adjusted EBITDA over the three year performance period accounts for 50% of the payout of the 2024 Performance Stock Units, described at page 39. Adjusted EBITDA is a component of cash flow, a metric weighted at 35% of the KOIP and also described at page 37.

Adjusted EBITDA is derived from earnings before interest and income taxes as reported in the Company's Consolidated Statements of Operations, plus depreciation and amortization reported in the Company's Consolidated Statements of Cash Flows and subject to the adjustments applied to the KOIP's EBITDA calculation, including all items of gain, loss or expense (i) from non-cash impairments; (ii) related to loss contingencies identified in the Company's 10-K relating to the fiscal year immediately preceding the performance period; (iii) related to the disposal of a segment of a business; and (iv) related to a change in accounting principle. Financial results from acquisitions are excluded in the year of acquisition, and financial results from businesses classified as discontinued operations and businesses divested during the year are included. Adjusted EBITDA also excludes (i) certain currency and hedging-related gains and losses, (ii) gains and losses from asset disposals, and (iii) items that are outside the scope of the Company's core, on-going business activities, including changes to the Company's capital allocation priorities and related uses of cash.

(5)   Adjusted EBITDA was chosen from the following five most important financial performance measures used by the Company to link compensation actually paid to each CEO and Other NEOs in 2024 to the Company's performance:

Performance Metrics
Adjusted EBITDA
Cash Flow (as defined in the KOIP, described at page 37)
ROIC (as defined in the 2024 Performance Stock Unit Awards, described at page 39)
EBIT CAGR (as defined in the 2022 Performance Stock Unit Awards, described at page 40)
Relative Total Shareholder Return (as defined in the 2024 Performance Stock Unit Awards, described at page 39)

Compensation Actually Paid versus Leggett Total Shareholder Return. The chart below reflects the Compensation Actually Paid to our CEOs and the average of the Other NEOs in 2020, 2021, 2022, 2023 and 2024 and the Company's cumulative TSR over that same period, based upon the value of an initial $100 investment in Leggett stock on December 31, 2019. See the tables and related footnotes beginning on page 56 for the specific dollar amounts and additional details.



Compensation Actually Paid Versus Leggett TSR

As shown in the pay versus performance table on page 56, the cumulative TSR of the peer group appreciably outperformed the Company's TSR in the years reported.

Compensation Actually Paid versus Adjusted EBITDA. The chart below reflects the Compensation Actually Paid to our CEOs and the average of the Other NEOs in 2020, 2021, 2022, 2023 and 2024 and the Company's Adjusted EBITDA over that same period. See the tables and related footnotes beginning on page 56 for the specific dollar amounts and additional details.



Compensation Actually Paid Versus Adjusted EBITDA

Compensation Actually Paid versus Net Income. The chart below reflects the Compensation Actually Paid to our CEOs and the average of the Other NEOs in 2020, 2021, 2022, 2023 and 2024 and the Company's Net Income over that same period. See the tables and related footnotes beginning on page 56 for the specific dollar amounts and additional details.



Compensation Actually Paid Versus Net Income

Potential Payments upon Termination or Change in Control

This section describes the payments and benefits that may be received by our NEOs upon termination of employment, in excess of the amounts generally paid to our salaried employees upon termination of employment. None of our current NEOs have employment agreements and all are considered, or were considered during their time as an employee, at-will employees.

Severance Benefit Agreements*.* Each of our currently employed NEOs has a severance benefit agreement which provides for specific payments and benefits over 24 months (Protected Period) upon certain termination events following a change in control of the Company.

In general, a change in control is deemed to occur when: (i) a shareholder acquires shares giving it ownership of 40% or more of our common stock, (ii) the current directors or their "successors" no longer constitute a majority of the Board of Directors, (iii) after a merger or consolidation with another corporation, less than 65% of the voting securities of the surviving corporation are owned by our former shareholders, (iv) the Company is liquidated or sells substantially all of its assets to an unrelated third party, or (v) the Company enters into an agreement or publicly announces an intent to take actions which would result in a change in control.

The payments and benefits payable under the severance agreements are subject to a "double trigger"; that is, they become payable only after both (i) a change in control of the Company and (ii) the executive officer's employment is terminated by the Company (except for cause or upon disability) or the executive officer terminates his or her employment for "good reason." In general, the executive officer would have good reason to terminate his or her employment if he or she were required to relocate or experienced a reduction in job responsibilities, compensation or benefits, or if the successor company did not assume the obligations under the agreement. The Company may cure the "good reason" for termination within 30 days of receiving notice of such from the executive.

If the Company terminates the executive for cause, the severance benefits do not become payable. Events triggering a termination for cause include (i) conviction of a felony or any crime involving Company property, (ii) willful breach of the Code of Conduct or Financial Code of Ethics that causes significant injury to the Company, (iii) willful act or omission of fraud, misappropriation or dishonesty that causes significant injury to the Company or results in material enrichment of the executive at the Company's expense, (iv) willful violation of specific written directions of the Board following notice of such violation, or (v) continuing, repeated, willful failure to substantially perform duties after written notice from the Board.

Once the double trigger conditions are satisfied, the executive becomes entitled to receive the following payments and benefits:

- Base salary through the date of termination.
- Pro-rata annual incentive award based upon the actual results under the Key Officers Incentive Plan for the year of termination.
- Severance payments equal to 200% of base salary and target annual incentive paid in bi-weekly installments over 24 months following the date of termination.
- Continuation of health insurance, life insurance and fringe benefits for 24 months following the date of termination, as permitted by the Internal Revenue Code, or an equivalent bi-weekly cash payment.
- Lump sum additional retirement benefit based upon the actuarial equivalent of an additional 24 months of continuous service following the date of termination.

The executive is not required to mitigate the amount of any termination payment or benefit provided under his or her severance benefit agreement, but any health insurance or fringe benefits he or she may receive from a new job will reduce any benefits provided under the agreement.

Proxy Statement

Accelerated Vesting of PSUs and RSUs. The terms and conditions of the PSU and the RSU awards provide for "double trigger" vesting (a qualifying termination of employment following a change in control, unless the acquirer requires the outstanding awards to be terminated as a result of the change in control), such that all outstanding PSUs will vest at the maximum 200% payout and all unvested RSUs become vested. The acceleration of equity-based award vesting upon a change in control is designed to ensure that ongoing employees receive the benefit of the transaction by having the opportunity to realize value from their equity-based awards at the time of the transaction.

The tables below provide the estimated potential payments and benefits that the NEOs would receive in the event of any termination of employment. We have used the following assumptions and methodology to calculate these amounts:

- Each termination of employment is deemed to have occurred on December 31, 2024. Potential payments reflect the benefits and arrangements in effect on that date.

- The tables reflect only the additional payments and benefits the NEOs would be entitled to receive as a result of the termination of employment. Fully vested benefits described elsewhere in this proxy statement (such as deferred compensation accounts and pension benefits) and payments generally available to U.S. employees upon termination of employment (such as accrued vacation) are not included in the tables.

- To project the value of stock plan benefits, we used the December 31, 2024 closing market price of our common stock of $9.60 per share and a dividend yield of 2.08%.

The potential payments and benefits presented in the following tables are only estimates provided solely for disclosure purposes and may vary from the amounts that are ultimately paid in connection with an actual termination of employment.

Potential Payments upon Termination Following a Change in Control

Name	Severance Payments[1]	Vesting of PSU Awards[2]	Vesting of RSU Awards[3]	Retirement Benefits[4]	Health and Life Insurance Benefits[5]	Total
Karl G. Glassman	$5,992,500	$4,276,392	$2,369,654	$208,075	$ 38,371	$12,884,992
Benjamin M. Burns	1,980,000	449,507	235,325	233,644	57,866	2,956,342
J. Tyson Hagale	2,088,000	565,251	332,141	227,218	57,866	3,270,476
Jennifer J. Davis	1,598,000	328,839	172,291	170,593	57,866	2,327,589
R. Samuel Smith, Jr.	1,750,000	246,779	130,416	185,504	52,794	2,365,493

[1] This amount represents the total bi-weekly cash severance payments made during the Protected Period pursuant to the severance agreements. The severance agreements for each NEO also provide for a pro-rata annual incentive payment for the year in which the termination occurs; however, this amount vests under the KOIP on December 31 of each year, so no incremental compensation would have been payable as of December 31, 2024.

[2] Upon a termination of employment following a change in control, the PSU awards provide for payout at the maximum 200%. These amounts represent the incremental portion of the award attributable to the additional vesting beyond December 31, 2024: 33% of the 2023-2025 PSU awards and 67% of the 2024-2026 PSU awards.

[3] Upon a termination of employment following a change in control, the RSU awards provide for vesting of all outstanding RSUs. This amount represents the value of the NEOs' unvested RSUs on December 31, 2024.

[4] This amount represents the additional retirement benefit due under the severance agreements based upon additional Company contributions for the length of the Protected Period under the Executive Stock Unit Program and, for Mr. Glassman and Mr. Burns, the Retirement K and Retirement K Excess Plan.

[5] This amount represents the value of continued health insurance and life insurance premiums which continue through the Protected Period under the severance agreements.

Potential Payments Following Death or Disability

Name	Vesting of PSU Awards[1]	Vesting of RSU Awards[2]	Total
Karl G. Glassman	$2,138,196	$2,369,654	$4,507,850
Benjamin M. Burns	224,753	235,325	460,078
J. Tyson Hagale	282,626	332,141	614,767
Jennifer J. Davis	164,420	172,291	336,711
R. Samuel Smith, Jr.	123,390	130,416	253,806

[1] Upon a termination of employment following death or disability, the PSU awards provide for immediate vesting at 100% of the base award. Pursuant to Mr. Glassman's 2024 Interim PSU Award Agreement, in the event of retirement prior to the end of the performance period, because Mr. Glassman is retirement eligible, he will receive a prorated award based on the number of days in the performance period beginning on January 1, 2024 and ending on his retirement date. All of Mr. Dolloff's PSU awards outstanding at the time of his resignation on May 20, 2024 will be prorated to reflect the number of days he was employed during the applicable performance period through his resignation date. These amounts represent the incremental portion of the award attributable to the additional vesting beyond December 31, 2024: 33% of the 2023-2025 PSU awards and 67% of the 2024-2026 PSU awards.

[2] Upon a termination of employment following death or disability, the RSU awards provide any outstanding portion of the award will vest immediately.

In the event of a termination of employment due to a NEO's death, the standard salaried employee's life insurance benefit is payable at two times base salary (up to a maximum $800,000), which doubles in the event of death due to an accident.

Potential Payments Following Retirement

Name	Vesting of RSU Awards[1]
Karl G. Glassman	$2,369,654
Benjamin M. Burns	
J. Tyson Hagale	332,141
Jennifer J. Davis	
R. Samuel Smith, Jr.	

[1] Following a qualifying retirement, the RSU awards provide any outstanding portion of the award will continue to vest on each future vesting date. Mr. Burns, Ms. Davis, and Mr. Smith do not yet meet the age and service requirements for retirement eligibility under the RSU awards.

Payments in Connection with Former CEO Resignation. On May 20, 2024, Mr. Dolloff resigned as the Company's President and Chief Executive Officer. In connection with Mr. Dolloff's resignation, the Company and Mr. Dolloff entered into a Transition and Consulting Agreement (the "Consulting Agreement"), pursuant to which Mr. Dolloff agreed to serve as a senior advisor to the Chief Executive Officer for a 12 month period. Below is a general summary of benefits to be provided to Mr. Dolloff in exchange for his consulting services, or otherwise provided pursuant to his retirement benefits:

- consulting fees of $1,120,000 paid in bi-weekly installments during the term of the Consulting Agreement;

- $386,775, which represents the bonus Mr. Dolloff otherwise would have received under the Company's KOIP, had he remained employed through December 31, 2024, which was dependent upon the final 2024 KOIP performance results, and which was pro-rated to reflect his partial year of employment with the Company during 2024, and is subject to the terms and conditions of the KOIP;

- all outstanding RSU awards will continue to vest as if Mr. Dolloff had remained employed by the Company on the vesting dates, as set forth in and subject to the terms of the applicable award agreements;

Proxy Statement

- all outstanding PSU awards will remain outstanding and be eligible to vest at the end of the respective performance period based on the achievement of applicable performance goals, but will be prorated to reflect the number of days Mr. Dolloff was employed during the applicable performance period through his resignation date, as set forth in and subject to the terms of the applicable PSU award agreements;

- $18,024.60, which represents the value of COBRA continuation benefits for a 12 month period, less withholdings and taxes;

- $86,153.84, less applicable tax withholdings and other required payroll deductions, which represents the value of four weeks of accrued, but unused, vacation time; and

- the reimbursement of reasonable expenses.

CEO Pay Ratio

The following pay ratio disclosure is the Company's reasonable, good faith estimate based upon the methodology described below, pursuant to SEC rules.

The annual compensation of Leggett's CEO for 2024 (as described below) was $14,521,026, and the annual compensation for our median employee (including employer-provided health benefits) was $54,682 resulting in a ratio of 266 to 1.

As permitted by, and in accordance with, Instruction 10 to Item 402(u) of Regulation S-K, for 2024, we used the total compensation for Mr. Dolloff, our former President and Chief Executive Officer (our "*Prior CEO*"), from January 1, 2024 through May 20, 2024, during which time he served as President and Chief Executive Officer, plus the total compensation for our CEO who is currently serving in such capacity, Mr. Glassman from May 20, 2024 through December 31, 2024. The total compensation for Mr. Dolloff during this time period was $5,017,902, which includes total compensation as set forth in the Summary Compensation Table plus the value of employer-provided health benefits, less $689,231 for consulting fees and $18,025 for 12 months of COBRA continuation benefits, which are both listed under "All Other Compensation" in the Summary Compensation Table, as such payments are not considered (and were not paid as) compensation provided to our Prior CEO during the time in which he served as President and Chief Executive Officer. The total compensation for Mr. Glassman during this time period was $9,503,124, which includes total compensation as set forth in the Summary Compensation Table plus the value of employer-provided health benefits, less $376,857 for compensation for a partial year of service as a non-management director prior to his appointment as CEO. Adding these two amounts, we arrive at a value of $14,521,026, used for the ratio of annual total compensation for our CEO to the annual total compensation for our median employee.

As a multi-national manufacturing company, a majority of Leggett's workforce is employed outside the United States. In addition, approximately two-thirds of Leggett's employees are hourly-paid production workers. Leggett operates approximately 120 manufacturing facilities in 18 countries, and we offer competitive compensation and benefits in line with local labor markets and in accordance with applicable laws.

There have been no significant changes in our employee population or compensation arrangements for 2024 that we reasonably believe would result in a significant change to our pay ratio disclosure since identifying the median employee in 2023. Therefore, the same individual identified as the median employee for 2023 has been used for the 2024 pay ratio. In identifying the median employee for 2023, we followed the methodology used in 2020. As of October 1, 2023, we had a total of 19,448 employees worldwide. In establishing the population from which to identify our median employee, we excluded all employees located in Brazil (259), Croatia (393) and India (308) under the 5% de minimis exception of the applicable rule, based upon the 19,448 total. We gathered compensation data for a statistically relevant, randomized sample of 400 employees from across our entire, worldwide employee base (less the de minimis exclusion described above and excluding the CEO). We used cash compensation paid during fiscal year 2023 as the consistently applied compensation measure, which consisted of wages, overtime, salary and bonuses. Compensation of non-U.S. employees was converted from local currency to U.S. dollars using exchange rates in effect on December 31, 2023. For those employees hired and/or separated from service in 2023, their cash compensation paid in 2023 was annualized.

Security Ownership

Security Ownership of Directors and Executive Officers

The following table reports the beneficial ownership of our common stock on March 5, 2025, by the Company's directors, the Named Executive Officers, as well as all directors and executive officers as a group.

Directors and Executive Officers	Number of Shares or Units Beneficially Owned				
	Common Stock	Stock Units[1]	Options Exercisable within 60 Days	Total	% of Class[2]
Angela Barbee, Director	20,431	13,573		34,004	
Mark A. Blinn, Director	32,302			32,302	
Robert E. Brunner, Director	24,004	85,241		109,245	
Benjamin M. Burns, Executive VP and Chief Financial Officer	45,766	88,746		134,512	0.1%
Mary Campbell, Director	9,276	39,563	4,274	53,113	
Jennifer J. Davis, Executive VP and General Counsel	16,489	61,525		78,014	
J. Mitchell Dolloff, Former President and Chief Executive Officer, Former Director	261,926	220,720		482,646	0.35%
Manuel A. Fernandez, Director	48,950	22,653	21,822	93,425	
Karl G. Glassman, President and Chief Executive Officer, Board Chairman, Director	609,531	862,724	176,417	1,648,672	1.21%
J. Tyson Hagale, Executive VP, President—Bedding Products	33,656	100,412		134,068	0.1%
Joseph W. McClanathan, Director	54,170	36,619		90,789	
Srikanth Padmanabhan, Director	38,623	16,532		55,155	
Jai Shah, Director	3,820	52,186	25,886	81,892	
R. Samuel Smith, Jr., Executive VP, President—Specialized Products and FF&T Products	3,911	81,800		85,711	
Phoebe A. Wood, Director	46,459	33,575		80,034	
All executive officers and directors as a group (17 persons)	1,054,866	1,644,731	228,399	2,927,996	2.14%

[1] Stock units include shares under the Company's Executive Stock Unit and Deferred Compensation Programs and RSU grants. Participants have no voting rights with respect to stock units. In each program, stock units are converted to shares of common stock upon distribution, which occurs at a specified date or upon termination of employment. Certain RSUs were distributed on March 10, 2025 as follows: Glassman—6,111; Dolloff—19,989; Burns—1,086; Hagale—4,346; Davis—871; Smith—3,944; remaining executive officers as a group—2,829.

[2] Beneficial ownership of less than .1% of the class is not shown. All stock units, and options exercisable within 60 days are considered as stock outstanding for the purpose of calculating the ownership percentages.

Security Ownership of Certain Beneficial Owners

The Company knows of no beneficial owner of more than 5% of its common stock as of March 5, 2025, except as set out below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
BlackRock, Inc.[1] 50 Hudson Yards New York, NY 10001	18,027,068	13.5%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	14,933,395	11.14%

[1] BlackRock, Inc. ("BlackRock") is deemed to have sole voting power with respect to 17,014,340 shares and sole dispositive power with respect to 18,027,068 shares. This information is based on Schedule 13G/A of BlackRock filed January 23, 2024, which reported beneficial ownership as of December 31, 2023.

[2] The Vanguard Group ("Vanguard") is deemed to have shared voting power with respect to 104,374 shares, sole dispositive power with respect to 14,678,109 shares, and shared dispositive power with respect to 255,286 shares. This information is based on Schedule 13G/A of Vanguard filed July 10, 2024, which reported beneficial ownership as of June 28, 2024.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors to file reports of ownership and changes in ownership of common stock with the SEC. We must identify in this proxy statement those persons for whom reports were not filed on a timely basis. Based solely on a review of the forms that have been filed and written representations from the reporting persons, we believe that all Section 16 filing requirements applicable to such persons were complied with during 2024.

Equity Compensation Plan Information

The following table reports the number of outstanding options, warrants and rights, and shares available for future issuance under all the Company's equity compensation plans as of December 31, 2024. All of our current equity compensation plans have been approved by our shareholders.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by shareholders	5,677,542[1]	$39.14	6,652,387[2]
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	5,677,542	$39.14	6,652,387

[1] This number represents the stock issuable under the Flexible Stock Plan:

Options	398,002
Vested Stock Units	3,896,135
Unvested Stock Units	1,383,405

This includes 398,002 options outstanding and 5,279,540 stock units convertible to common stock. The stock units include grants of RSUs and PSUs (at the maximum 200% payout) covering 1,370,499 shares that are still subject to forfeiture if vesting conditions are not satisfied. The remaining stock units are held in our ESU Program (described at page 41), and Deferred Compensation Program (described at page 41), and only 12,905 of those stock units are unvested.

[2] Shares available for future issuance include: 3,964,577 shares under the Flexible Stock Plan and 2,687,810 shares under the Discount Stock Plan, a Section 423 employee stock purchase plan. Columns (a) and (b) are not applicable to stock purchase plans.

Q&A – Proxy Materials and Annual Meeting

Why did I receive these materials?

Our Board of Directors is soliciting proxies for the Company's Annual Meeting on May 7, 2025. As a Leggett shareholder, you are entitled and encouraged to vote on the proposals presented in these proxy materials. We invite you to attend the virtual Annual Meeting, but you do not have to attend to be able to vote.

How are these materials being distributed?

On or about March 26, 2025, we began mailing a Notice of Internet Availability of Proxy Materials (the "Notice") to certain shareholders of record as of March 5, 2025, and posted our proxy materials for shareholder access at www.leggett.com/proxymaterials. As more fully described in the Notice, shareholders may also request printed proxy materials. The Notice also provides information regarding how you may request proxy materials in printed or electronic form on an ongoing basis.

Where can I obtain financial information about Leggett?

Our Annual Report to Shareholders, including our Form 10-K with financial statements for 2024, is available at *www.leggett.com/proxymaterials,* along with this proxy statement. Information on our website does not constitute part of this proxy statement.

How do I register for and attend the virtual Annual Meeting?

To register for the virtual Annual Meeting:

- No later than 5:00 p.m. Central Time on May 6, 2025 visit *register.proxypush.com/LEG* on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox.

- You will then be required to enter your shareholder control number located on your proxy card or voter instruction card.

After completing the registration process, you will receive a confirmation email. Then, approximately one hour prior to the start of the Annual Meeting, you will receive an email at the address you provided during registration with a unique link to access the virtual Annual Meeting via a live webcast.

The live webcast of the Annual Meeting will begin promptly at 10:00 a.m. Central Time. Online access to the audio webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your device's settings. We encourage you to access the meeting in advance of the designated start time. If you have difficulties logging into the Annual Meeting, refer to the technical resources provided in the meeting access email.

The virtual Annual Meeting has been designed to provide substantially the same rights to participate as you would have at an in-person meeting.

How can I ask questions?

During the registration process, you will be able to submit a question to be addressed at the Annual Meeting, subject to the rules and procedures established for the meeting. Shareholder attendees will also be able to submit questions during the Annual Meeting. We intend to answer questions pertinent to Company matters as time allows during the Annual Meeting. Questions may be summarized, and questions that are substantially similar may be grouped and answered once to avoid repetition. Guidelines for submitting written questions will be available in the rules of conduct for the Annual Meeting. In the event we are unable to respond to all of the appropriate shareholder questions during the time allotted at the Annual Meeting, those questions and the Company's responses will subsequently be posted to the Investor Relations section of our website.

What shares can I vote?

The only class of outstanding voting securities is the Company's common stock. Each share of common stock issued and outstanding at the close of business on March 5, 2025 (the *"Record Date"*) is entitled to one vote on each matter submitted to a vote at the Annual Meeting. On the Record Date, we had 134,952,808 shares of common stock issued and outstanding.

You may vote all shares of Leggett common stock you owned on the Record Date. This includes shares held directly in your name as the *shareholder of record* and shares held for you as the *beneficial owner* through a broker, trustee or other nominee, sometimes referred to as shares held in "street name."

> *Shareholder of Record:* If your shares are registered directly in your name with our transfer agent, Equiniti, you are the shareholder of record, and these proxy materials were sent to you directly. As the shareholder of record, you have the right to grant your proxy vote directly or to vote at the virtual Annual Meeting.

> *Beneficial Owner:* If you hold shares in a brokerage account or through some other nominee, you are the beneficial owner of the shares, and these proxy materials were delivered by the broker, trustee or nominee, together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote your shares by proxy. Although you are invited to attend the virtual Annual Meeting, you may not vote these shares at the virtual Annual Meeting unless (i) you obtain a legal proxy from the broker, trustee or nominee and (ii) send a copy of your legal proxy to *EQSS-ProxyTabulation@equiniti.com* in advance of the meeting.

How do I submit my vote?

You may vote your shares (i) online at *www.proxypush.com/leg*, (ii) by signing and returning the proxy or voting instruction card, or (iii) by registering in advance to attend the virtual Annual Meeting and following the voting instructions provided in the virtual meeting platform. If you vote online, you do not need to return your proxy or voting instruction card, but you will need to have it in hand when you access the voting website. Specific voting instructions are found on the proxy card or voting instruction card included with this proxy statement. Even if you plan to attend the virtual Annual Meeting, we encourage you to vote your shares in advance.

The Board recommends you vote FOR each of the director nominees in Proposal One, FOR the ratification of PwC in Proposal Two, FOR the approval of Named Executive Officer compensation in Proposal Three, and FOR the amendment and restatement of the Flexible Stock Plan in Proposal Four. All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting in accordance with your instructions. If you return a signed proxy card without marking one or more proposals, your proxy will be voted in accordance with the Board's recommendations.

Can I change my vote?

> *Shareholder of Record:* If you are a shareholder of record, you may change your vote or revoke your proxy any time before the Annual Meeting by (i) submitting a valid, later-dated proxy, (ii) submitting a valid, subsequent vote online, (iii) notifying the Company's Secretary that you have revoked your proxy, or (iv) by registering in advance to attend the virtual Annual Meeting and following the voting instructions provided in the virtual meeting platform.

> *Beneficial Owner:* If you hold shares as the beneficial owner, you may change your vote by (i) submitting new voting instructions to your broker, trustee or nominee or (ii) voting at the virtual Annual Meeting if you have obtained a legal proxy from your broker, trustee or nominee and sent a copy of your legal proxy to *EQSS-ProxyTabulation@equiniti.com* in advance of the meeting.

How many votes are needed to conduct business at the Annual Meeting?

A majority of the outstanding shares of common stock entitled to vote must be present at the virtual Annual Meeting, or represented by proxy, in order to meet the quorum requirement to transact business. Both abstentions and broker non-votes (described below) are counted in determining a quorum. If a quorum is not present, the Annual Meeting will be adjourned for no more than 90 days to reach a quorum.

What vote is required to elect a director?

A director nominee must receive the affirmative vote of a majority of those shares present (either by virtual attendance at the Annual Meeting or by proxy) and entitled to vote.

As required by our Corporate Governance Guidelines, each nominee has submitted a contingent resignation to the NGS Committee in order to be nominated for election as a director. If a nominee fails to receive an affirmative vote of a majority of the shares, represented in person or by proxy, and entitled to vote at a meeting for the election of directors, the NGS Committee will make a recommendation to the Board of Directors whether to accept or reject the director's resignation and whether any other action should be taken. If a director's resignation is not accepted, that director will continue to serve until the Company's next Annual Meeting or until his or her successor is duly elected and qualified. If the Board accepts the resignation, it may, in its sole discretion, either fill the resulting vacancy or decrease the size of the Board to eliminate the vacancy.

What vote is required to approve the other proposals?

The affirmative vote of the holders of a majority of the shares present virtually at the Annual Meeting or represented by proxy and entitled to vote is required for ratification of PwC as Leggett's independent registered public accounting firm and to approve the amendment and restatement of the Flexible Stock Plan. NYSE rules also require the amendment of the Flexible Stock Plan to be approved by the majority of votes cast on the proposal. Since the vote on Named Executive Officer compensation is advisory, the Board will give due consideration to the outcome; however, the proposal is not approved as such.

What is the effect of an abstention vote on the election of directors and other proposals?

A share voted abstain with respect to any proposal is considered present and entitled to vote with respect to that proposal and a vote cast. For proposals requiring a majority vote in order to pass, an abstention will have the effect of a vote against the proposal.

What is the effect of a broker non-vote?

If you are the beneficial owner of shares held through a broker or other nominee and do not vote your shares or provide voting instructions, your broker may vote for you on routine proposals but not on non-routine proposals. Therefore, if you do not vote on the non-routine proposals or provide voting instructions, your broker will not be allowed to vote your shares—this will result in a *broker non-vote*. Broker non-votes are not counted as shares present and entitled to vote, so they will not affect the outcome of the vote. All proposals on the agenda are non-routine, other than the ratification of PwC as the Company's auditor.

Who pays the cost of soliciting votes at the Annual Meeting?

Leggett is making this solicitation and will pay the full cost of preparing, printing, assembling and mailing these proxy materials. Upon request, we will also reimburse brokers and other nominees for forwarding proxy and solicitation materials to shareholders.

We have hired Alliance Advisors, LLC to assist in the solicitation of proxies by mail, telephone, in person or otherwise. Alliance's solicitation fees are expected to be approximately $10,000, plus expenses. If necessary to ensure sufficient representation at the meeting, Company employees, at no additional compensation, may request the return of proxies from shareholders.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and plan to issue a press release promptly after the meeting. Within four business days after the Annual Meeting, we will file a Form 8-K reporting the vote count.

What should I do if I receive more than one set of proxy materials?

You may receive multiple Notices or sets of proxy materials if you hold shares in more than one brokerage account or if you are a shareholder of record and have shares registered in more than one name. Please vote the shares on each proxy card or voting instruction card you receive.

We have adopted householding which allows us, unless a shareholder withholds consent, to send one set of proxy materials to multiple shareholders sharing the same address. Each shareholder at a given address will receive a separate Notice or proxy card. If you currently receive multiple sets of proxy materials and wish to have your accounts householded, or if you want to opt out of householding, call EQ Shareowner Services at 800-468-9716 or send written instructions to EQ Shareowner Services, Attn: Leggett & Platt, Incorporated, P.O. Box 64854, St. Paul, MN 55164-0854. You will need to provide your Equiniti account number, which can be found on your proxy card.

Many brokerage firms practice householding as well. If you have a householding request for your brokerage account, please contact your broker.

How may I obtain another set of proxy materials?

If you received only one Notice or set of proxy materials for multiple shareholders of record and would like us to send you another set this year, please call 800-888-4569 or write to Leggett & Platt, Incorporated, Attn: Investor Relations, 1 Leggett Road, Carthage, MO 64836, and we will deliver these documents to you promptly upon your request. You can also access a complete set of proxy materials (Notice, Proxy Statement, and Annual Report to Shareholders including Form 10-K) online at *www.leggett.com/proxymaterials.* To ensure that you receive multiple copies in the future, please contact your broker or Equiniti at the number or address in the preceding answer to withhold your consent for householding.

What is the deadline to propose actions for next year's Annual Meeting?

Shareholders may propose actions for consideration at future Annual Meetings either by presenting them for inclusion in the Company's proxy statement or by soliciting votes independent of our proxy statement. To be properly brought before the meeting, all shareholder actions must comply with our bylaws, as well as SEC requirements under Regulation 14A. Leggett's bylaws are posted on our website at *www.leggett.com/governance*. Notices specified for the types of shareholder actions set forth below must be addressed to Leggett & Platt, Incorporated, Attn: Corporate Secretary, 1 Leggett Road, Carthage, MO 64836.

> *Shareholder Proposal Included in Proxy Statement:* If you intend to present a proposal at the 2026 Annual Meeting, SEC rules require that the Corporate Secretary receive the proposal at the address given above by November 26, 2025 for possible inclusion in the proxy statement. We will decide whether to include a proposal in the proxy statement in accordance with SEC rules governing the solicitation of proxies.

Shareholder Proposal Not Included in Proxy Statement: If you intend to present a proposal at the 2026 Annual Meeting by soliciting votes independent of the Company's proxy statement, Section 1.2 of our bylaws requires that the Company receive timely notice of the proposal—no earlier than January 7, 2026 and no later than February 6, 2026. This notice must include a description of the proposed business, your name and address, the number of shares you hold, any of your material interests in the proposal, and other matters specified in the bylaws. The nature of the business also must be appropriate for shareholder action under applicable law. The bylaw requirements also apply in determining whether notice is timely under SEC rules relating to the exercise of discretionary voting authority.

Director Nominees: If you wish to recommend a director candidate for the NGS Committee's consideration, submit a proxy access director nominee, or nominate a director candidate outside of the Company's nomination process, see the requirements described under Consideration of Director Nominees and Diversity on page 9.

Proxy Statement

APPENDIX: Flexible Stock Plan

LEGGETT & PLATT, INCORPORATED
FLEXIBLE STOCK PLAN
Amended and Restated
Effective as of May 7, 2025

1. ESTABLISHMENT OF PLAN

1.1 ***Name***. The name of the Plan is the "Leggett & Platt, Incorporated Flexible Stock Plan."

1.2 ***Purpose.*** The purpose of the Plan is to advance the Company's long-term interests by providing awards that allow the Company to attract and retain valuable employees, align the interests of directors, employees and other key individuals with the interests of shareholders, and reward outstanding performance.

1.3 ***Effective Date and Term***. This amended and restated Plan (the "Plan") is an amendment and restatement of the Leggett & Platt, Incorporated Flexible Stock Plan that was effective May 8, 2024 (the "Prior Plan"), and will become effective as of May 7, 2025 (the "Effective Date"), subject to approval by the Company's shareholders, and shall continue in full force and effect until the tenth anniversary of the Effective Date.

2. DEFINITIONS

Unless otherwise specifically defined or unless the context clearly otherwise requires, the words and phrases used in the Plan are defined as set forth below. In addition to the definitions below, certain words and phrases used in the Plan and any agreement may be defined in other portions of the Plan or agreement.

(a) ***Affiliate***. A Parent, Subsidiary, or any directly or indirectly owned partnership or limited liability company of the Company.

(b) ***Agreement***. The document that evidences the grant of any Award under the Plan and sets forth the terms, conditions, and restrictions relating to, such Award.

(c) ***Award***. Any Option, SAR, Restricted Stock, Stock Unit, Performance Award, Other Stock Based Award or Other Award granted or acquired pursuant to the Plan.

(d) ***Board.*** The Board of Directors of the Company.

(e) ***Change in Control***. Change in Control shall mean the acquisition, without the approval of the Board, by any person or entity, other than the Company or a Related Entity, of more than 20% of the outstanding Shares through a tender offer, exchange offer or otherwise; the liquidation or dissolution of the Company following the sale or other disposition of all or substantially all of its assets; a merger or consolidation involving the Company which results in the Company not being the surviving parent corporation; or any time during any two-year period in which individuals who constituted the Board at the start of such period (or whose election was approved by at least two-thirds of the then members of the Board who were members at the start of the two-year period) do not constitute at least 50% of the Board for any reason. A Related Entity is a Subsidiary or any employee benefit plan (including a trust forming a part of such a plan) maintained by the Company or a Subsidiary. Notwithstanding the foregoing, to the extent necessary to avoid the adverse tax consequences under Code Section 409A, a Change in Control shall mean one of the foregoing events but only to the extent it also meets the requirements of an event qualifying for a distribution of deferred compensation under Section 409A(a)(2)(A)(v) of the Code.

(f) ***Code***. The Internal Revenue Code of 1986, as amended.

(g) ***Company***. Leggett & Platt, Incorporated.

(h) ***Committee***. The Committee described in Section 5.1 or, in the absence of the Committee, the Board.

(i) **Common Stock**. The Company's $.01 par value Common Stock.

(j) **Employee**. Any person employed by the Employer.

(k) **Employer**. The Company or any Affiliate.

(l) **Exchange Act**. The Securities Exchange Act of 1934, as amended.

(m) **Fair Market Value**. The closing price of a Share on the New York Stock Exchange on a given date, or, in the absence of sales on a given date, the closing price on the New York Stock Exchange on the last day on which a sale occurred prior to such date, or such other value as determined in a manner that would not trigger adverse tax consequences under Code Section 409A and in accordance with the terms specified in an Award Agreement.

(n) **Fiscal Year**. The Company's taxable year, which is the calendar year.

(o) **Non-Employee Director**. A non-employee director, as defined in Rule 16b-3 under the Exchange Act, of the Company.

(p) **Parent**. Any entity (other than the Company) in an unbroken chain of entities ending with the Company, if, at the time of the grant of an Option or other Award, each of the entities (other than the Company) owns 50% or more of the total combined voting power of all classes of stock or ownership interests in one of the other entities in such chain.

(q) **Participant**. An individual who is granted an Award under the Plan, and any beneficiary or authorized transferee of such individual.

(r) **SEC**. The Securities and Exchange Commission.

(s) **Share**. A share of Common Stock.

(t) **Subsidiary**. Any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of grant of an Option or other Award, each of the corporations, other than the last corporation in the unbroken chain, owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the corporations in such chain.

3. COMMON STOCK

3.1 **Number of Shares**. The number of Shares available for grant of Awards and reserved for issuance against outstanding Awards under the Plan after the Effective Date shall be the sum of (a) all Shares subject to outstanding Awards previously granted under the Prior Plan as of the Effective Date, (b) all Shares authorized and available for issuance or grant as Awards under the Prior Plan immediately prior to the Effective Date and (c) 5,000,000 Shares. Shares may be authorized but unissued Shares, Shares held in the treasury, or both. Notwithstanding the preceding sentence, only Shares held in the treasury may be used to provide an Award to a Participant if the use of authorized but unissued Shares would violate any applicable law, rule or regulation.

3.2 **Share Usage**. Of the Shares available for grant under the Plan on and after the Effective Date, Shares issued pursuant to all Awards shall reduce the number of Shares available under Section 3.1 by one (1) Share. Awards settled in cash shall not reduce the Shares available for grant under the Plan. If an outstanding Award granted under any Prior Plan or the Plan expires or is terminated, cancelled or forfeited, the Shares associated with the expired, terminated, cancelled or forfeited Awards shall again be available for grant under the Plan.

The following Shares shall not become available for issuance under the Plan:

(a) Shares tendered by Participants or withheld as full or partial payment to the Company upon exercise of Options granted under this Plan;

(b) Shares subject to a SAR or an Option settled in Shares and that are not issued upon net settlement or net exercise of the SAR or the Option;

(c) Shares withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the lapse of restrictions on Restricted Stock or the exercise of Options or SARs granted under the Plan or upon any other payment or issuance of Shares under the Plan; and

(d) Shares that have been repurchased by the Company directly using the cash proceeds received by the Company from the exercise of Options granted under the Plan.

3.3 **Adjustments**.

(a) If there is any change in the Common Stock of the Company by reason of any nonreciprocal transaction between the Company and the holders of capital stock of the Company that causes the per Share value of Shares underlying an Award to change, such as a stock dividend, stock split, or spin-off (each, an "Equity Restructuring"), the total number of Shares reserved for issuance under the Plan, the maximum number of Shares issuable for a given type of Award or to an individual Participant, and any outstanding Awards granted under the Plan and the price thereof, if any, shall be proportionately adjusted by the Committee; provided that the number of Shares subject to an award shall always be a whole number.

(b) In the event of a merger, consolidation, reorganization, extraordinary dividend, sale of substantially all of the Company's assets, or other change in capital structure of the Company, tender offer for shares of Stock or a Change in Control, that in each case does not constitute an Equity Restructuring, the Committee may take any of the actions permitted by Section 15.

(c) The existence of the Plan and the Awards granted pursuant to the Plan shall not affect in any way the right or power of the Company to make or authorize any adjustment, reclassification, reorganization or other change in its capital or business structure, any merger or consolidation of the Company, any issue of debt or equity securities having preferences or priorities as to Common Stock or the rights thereof, the dissolution or liquidation of the Company, any sale or transfer of all or any part of its business or assets, or any other corporate act or proceeding.

3.4 **Awards Granted under Prior Plan.** Awards granted under the Prior Plan before the Effective Date shall be subject to the terms and conditions of the Plan, except (a) if an Award granted under the Prior Plan incorporates a definition by reference to the Prior Plan (other than the definition of Plan), the definition in the Prior Plan shall govern if different from the definition in the Plan or if no such definition appears in the Plan and (b) no termination, amendment, suspension, or modification of the Prior Plan or an Award granted under the Prior Plan shall adversely affect any Award granted under the Prior Plan, without the written consent of the Participant holding such Award.

3.5 **ISO Limit**. Up to one hundred percent (100%) of the Shares available for grant under the Plan after the Effective Date may be available for grants of ISOs.

4. **PARTICIPANTS AND ELIGIBILITY**

4.1 **Participants**. Awards may be granted to:

(a) Employees;

(b) Non-Employee Directors;

(c) individuals who, and entities that, render services to an Employer.

4.2 **Eligibility**. The Participants and the Awards they receive under the Plan shall be determined by the Committee. In making its determinations, the Committee shall consider any factors it deems relevant in selecting Participants and determining the amount and type of their respective Awards. Such factors shall include, but are not limited to, past, present and expected future contributions of Participants and potential Participants to the

Employer. No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants under the Plan. The Committee's grant of an Award to a Participant in any year shall not require the Committee to grant an Award to that Participant in any other year.

5. ADMINISTRATION

5.1 **Committee**. The Plan shall be administered by the Committee. The Committee shall consist of two or more members of the Board who are Non-Employee Directors. The members of the Committee shall be appointed by and shall serve at the pleasure of the Board. The Committee may select one of its members as its Chair and shall hold its meetings at such times and places as it may determine. A majority of its members shall constitute a quorum. At any meeting of the Committee at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the members present. Any action of the Committee may be taken without a meeting if a consent setting forth the action in writing is signed by all the members of the Committee. All determinations of the Committee shall be final and binding on all persons, including the Company, any Participant, any stockholder and any Employee of the Company or any Affiliate. No member of the Board or any of its committees shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under it.

5.2 **Authority**. Subject to the terms of the Plan and such resolutions as may from time to time be adopted by the Board, the Committee shall have full power and discretion to:

(a)   determine the Participants to whom Awards may be granted;

(b)   determine the type of Award to be granted to each Participant;

(c)   determine the number of Shares to be covered by each Award;

(d)   determine the terms and conditions of any Award;

(e)   determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property or cancelled or suspended;

(f)   determine, in accordance with applicable law, whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant;

(g)   interpret and administer the terms of the Plan and any instrument or Agreement entered into under the Plan;

(h)   establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and

(i)   make any other determination and take any other action it deems necessary or desirable for administration of the Plan.

5.3 **Delegation**. To the extent permitted by law, the Committee may delegate all or any part of its authority under the Plan to any Employee or a committee of the Board, except that it may not delegate any action related to grants of Awards to individuals who are subject to Section 16 of the Exchange Act.

6. OPTIONS

6.1 **Description**. An Option is a right to purchase a number of Shares at a price, at such times, and upon such other terms and conditions specified in the documents evidencing the Award. The Committee may grant Options intended to qualify as incentive stock options ("ISOs") pursuant to Section 422 of the Code, as well as non-qualified options ("NQSOs") under the Plan. Except as otherwise provided in Sections 6.2, 6.3, and 12.11 the terms and conditions of all Options shall be determined by the Committee.

6.2 **ISOs**. ISOs can be granted only to Employees of the Company, a Parent, or a Subsidiary. Each ISO must be granted to an Employee for a term not to exceed ten years from the date of grant. The purchase price for Shares under any ISO shall be no less than the Fair Market Value of the Shares on the date the Option is granted. The terms of an ISO shall meet all requirements of Section 422 of the Code.

6.3 **NQSOs**. The purchase price for Shares under any NQSO shall be no less than the Fair Market Value of the Shares on the date the Option is granted. The term of any NQSO shall not exceed ten years from the date of grant.

7. STOCK APPRECIATION RIGHTS

A Stock Appreciation Right ("SAR") gives a Participant the right to receive, for each SAR exercised, an amount equal to the excess of the Fair Market Value of a Share on the date the SAR is exercised and the Fair Market Value of a Share on the date the SAR was granted. The term of any SAR shall not exceed ten years from the date of grant. SARs may be settled in cash or in Shares, as determined by the Committee, and are subject to the terms and conditions expressed in the document evidencing the Award.

8. RESTRICTED STOCK

8.1 **Description.** A Restricted Stock Award is an award of Shares, the grant, vesting, issuance, or retention of which is subject to certain conditions expressed in the document evidencing the Award. Restricted Stock may be issued in certificate form or held in book entry on the records of the Company's transfer agent and registrar. If Restricted Stock is issued in certificate form, the Shares may be held by the Company (or other person designated by the Committee) as escrow agent until the restrictions on such Shares have lapsed or the Company may require the certificate to bear a legend stating that such Shares are non-transferable until all restrictions have been satisfied and the legend has been removed.

8.2 **Voting Rights.** Recipients of Restricted Stock shall have full voting rights with respect to such Shares during the restriction period, unless otherwise determined by the Committee.

8.3 **Dividends.** Subject to the restriction regarding the payment of dividends on unvested Awards contained in Section 12.11 of the Plan, recipients of Restricted Stock shall be entitled to receive dividends and other distributions with respect to such Shares, unless otherwise determined by the Committee. Dividends may be paid in cash or in Shares, at the Committee's discretion. If paid in Shares, the dividend Shares shall be subject to Section 12.11 of this Plan, and the same restrictions as the Shares of Restricted Stock with respect to which they were paid.

8.4 **Price of Restricted Stock.** As permitted under applicable law, the Committee shall determine the price, if any, at which Restricted Stock shall be sold or awarded to Participants.

8.5 **Non-Transferability**. Shares of Restricted Stock shall not be transferable during the restriction period except for transfer by bequest or inheritance or as otherwise permitted by the Committee.

9. STOCK UNITS

9.1 **Description.** A Stock Unit Award is the award of a right to receive the market value of one Share, the grant, vesting, issuance, or retention of which is subject to certain conditions expressed in the document evidencing the Award. Stock Units may be settled in cash or in Shares, as determined by the Committee. Stock Units represent an unfunded and unsecured obligation of the Company. Participants shall have no rights as a shareholder, including dividend rights, with respect to Stock Units until such Stock Units have been converted to Shares and delivered to the Participant.

9.2 **Dividend Equivalents**. Subject to the restriction regarding the payment of dividend equivalents on unvested Awards contained in Section 12.11 of the Plan, Stock Units may accrue dividend equivalents, as determined by the Committee.

9.3 ***Price of Stock Units***. As permitted under applicable law, the Committee shall determine the price, if any, at which Stock Units shall be sold or awarded to Participants.

10. PERFORMANCE AWARDS

A Performance Award entitles a Participant to receive a specified number of Shares or cash equal to the Fair Market Value of such Shares at the end of a performance period, as specified in the document evidencing the Award. The ultimate number of Shares distributed or cash paid depends upon the extent to which pre-established performance objectives are met during the applicable performance period.

11. OTHER STOCK BASED AWARDS AND OTHER AWARDS

11.1 ***Other Stock Based Awards***. The Committee shall have the right to grant Other Stock Based Awards which may include, without limitation, the grant of Shares and the grant of securities convertible into Shares. "Other Stock Based Award" means an Award (other than the types of Awards specified in Sections 6 through 10) that has a value that is derivative of the value of, determined by reference to a number of Shares, or determined by reference to dividends payable on, Shares, and may be settled in Shares or in cash.

11.2 ***Other Awards***. The Committee shall have the right to provide other types of Awards under the Plan (including cash) in addition to those specifically listed, if the Committee believes that such Awards would further the purposes for which the Plan was established.

12. AGREEMENTS AND PROVISIONS OF AWARDS

12.1 ***Grant Evidenced by Agreement***. The grant of any Award under the Plan may be evidenced by an Agreement which shall describe the specific Award granted and the terms and conditions of the Award. If required by the Committee, the granting of any Award may be subject to, and conditioned upon, the recipient's execution of any Agreement. Except as otherwise provided in an Agreement, all capitalized terms used in the Agreement shall have the same meaning as in the Plan, and the Agreement shall be subject to all of the terms of the Plan in effect on the date of the Award, unless otherwise specified in the Agreement or in any amendment to the Plan or the Agreement.

12.2 ***Provisions of Agreement***. Each Agreement shall contain such provisions as the Committee shall determine necessary or appropriate for the Award, which may include: description of the type of Award; the Award's duration; if an Option, the exercise price, the exercise period and the person or persons who may exercise the Option; the effect upon such Award of the Participant's death or termination of employment; the Award's conditions; when, if, and how any Award may be forfeited, converted into another Award, modified, exchanged for another Award, or replaced; and the restrictions on any Shares purchased or granted under the Plan. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant of any Shares issued under an Award, including without limitation: (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by Participants and holders of other Company equity compensation arrangements, (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (d) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

12.3 ***Performance Conditions***. The Committee may require the satisfaction of certain performance goals as a condition to the grant or vesting of any Award provided under the Plan.

12.4 ***Payment***. Upon the exercise of any Option or in the case of any Award that requires a payment to the Company, the amount due the Company is to be paid:

(a) in cash;

(b)   by the tender to the Company of Shares owned by the optionee and registered in his or her name having a Fair Market Value equal to the amount due the Company;

(c)   by any combination of the payment methods specified in (a) and (b) above.

Notwithstanding the foregoing, any method of payment other than cash may be used only with the consent of the Committee or to the extent so provided in an Agreement.

In addition, the Committee may, in its discretion, permit any other manner of exercise and methods by which the exercise may be paid as it determines, which may include broker-assisted cashless exercise arrangements or other cashless exercise arrangements.

The proceeds of the sale of Common Stock purchased pursuant to an Option and any payment to the Company for other Awards shall be added to the general funds of the Company or to the Shares held in treasury, as the case may be, and used for the corporate purposes of the Company as the Board shall determine.

12.5 ***Deferral***. Subject to the requirements of Code Section 409A, the right to receive any Award under the Plan may, at the request of the Participant but subject to approval of the Committee (which may be withheld for any reason), be deferred for such period and upon such terms as the Committee shall determine, which may include crediting of interest on deferrals of cash and crediting of dividends or dividend equivalents on deferrals denominated in Shares.

12.6 ***Withholding***. The Company may, at the time any distribution is made under the Plan, or at the time any Option is exercised, or at any time required by law, withhold from such distribution or Shares issuable upon the exercise of an Option, any amount (but not in excess of the maximum statutory tax rates in the applicable jurisdiction) necessary to satisfy tax withholding requirements with respect to such distribution or exercise of such Option. The Committee may, at any time, require a Participant to tender the Company cash in the amount necessary to comply with any such withholding requirements.

12.7 ***Tandem Awards***. Awards may be granted by the Committee in tandem. However, no Award may be granted in tandem with an ISO except a SAR.

12.8 ***Awards Not Transferable***. Except to the extent that the Committee may provide otherwise as to any Awards other than ISOs, Awards are not transferable or assignable except by will or by the laws of descent and distribution, and are exercisable, during the Participant's lifetime only by the Participant, or in the event of disability of the Participant, by the legal representative of the Participant, or in the event of death of the Participant by the legal representative of the Participant's estate. Other than as provided herein, no benefit under the Plan may be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt to do so shall be void.

12.9 ***Awards to Non-U.S. Participants***. The Committee shall have the power and authority to determine which Affiliates shall be covered by this Plan and which Participants residing outside the United States of America shall be eligible to participate in the Plan. The Committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws, procedures and practices. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on death, disability, retirement or termination of employment; available methods of exercise or settlement of an Award; payment of income, social insurance contributions and payroll taxes; and the withholding procedures and handling of any Share certificates or other indicia of ownership which vary with local requirements. The Committee may also adopt rules, procedures or sub-plans applicable to particular Affiliates or locations.

12.10 ***Mandatory Minimum Vesting Period of at least One Year***. Notwithstanding any provision of the Plan to the contrary, Awards issued after May 8, 2024, with respect to no less than 95% of the Shares subject to such Awards in the aggregate, shall be subject to a mandatory minimum vesting period of at least one year, except in the case of death or "Disability" (as defined in the applicable Award agreement) or in the event that Section 15 of the Plan applies, and no Award may be amended after the date of grant to provide otherwise.

12.11 ***Restriction on Dividends and Dividend Equivalents***. Unless otherwise provided in this Section 12.11, the Committee may grant an Award with dividends or dividend equivalents, as applicable, based on dividends declared on Common Stock, to be credited as of the applicable dividend payment date, during the period between the date of grant and the date the Award vests, and thereafter, as determined by the Committee and as set forth in the Award Agreement. Notwithstanding the foregoing, such dividends or dividend equivalents, whether credited in cash or Shares, on all Awards shall only be paid if, and when, and to the extent the Award becomes vested. No dividends or dividend equivalents shall be credited or paid on Options or SARs.

13. AMENDMENT AND TERMINATION OF PLAN

13.1 ***Amendment and Termination***. The Board shall have the sole right and power to amend or terminate the Plan at any time, except that the Board may not amend the Plan, without approval of the shareholders of the Company, in a manner that would cause Options which are intended to qualify as ISOs to fail to qualify or in a manner which would violate applicable law, and the Board shall obtain shareholder approval for any amendment to the Plan that, (a) except as provided in Section 3.3 of the Plan, increases the number of Shares available under the Plan, (b) expands the classes of individuals eligible to receive Awards, or (c) would otherwise require shareholder approval under the rules of the applicable exchange.

13.2 ***Participants' Right***. The amendment or termination of the Plan shall not adversely affect a Participant's right to any Award granted prior to such amendment or termination, without the consent of the Participant to whom such Award was granted.

14. MODIFICATION OR TERMINATION OF AWARDS

14.1 ***Committee's Right***. Any Award granted may be converted, modified, forfeited or cancelled, in whole or in part, by the Committee if and to the extent (a) not prohibited by the Plan or the applicable Agreement (except to the extent that such action would adversely affect the rights of the Participant in a manner not expressly contemplated by the Plan or Agreement), or (b) with the consent of the Participant to whom such Award was granted. The Committee shall have the right, in its discretion, to cancel all or any portion of an Award (including time-based and Performance Awards) issued to a Participant who (a) violates any confidentiality, non-solicitation or non-compete obligations or terms in his or her Award or Agreement, or an employment agreement, confidentiality agreement, separation agreement, or any other similar agreement (including without limitation the Employee Invention, Confidentiality, Non-solicitation and Non-interference Agreement) with the Company, or (b) engages in improper conduct contributing to the need to restate any external Company financial statement, (c) commits an act of fraud or significant dishonesty, or (d) commits a significant violation of any of the Company's written policies (including without limitation the Business Policies Manual) or applicable laws.

14.2 ***Clawbacks***. Notwithstanding anything to the contrary contained in the Award Agreement, the Committee shall have the right to require a Participant to forfeit and repay to the Company all or part of the income or other benefit received on the vesting, exercise, or payment of an Award (including time-based and Performance Awards) (a) in the preceding three years if, in its discretion, the Committee determines that the Participant engaged in any activity referred to in Section 14.1 and that such activity resulted in a significant financial or reputational loss to the Company, (b) to the extent required under applicable law or securities exchange listing standards, or (c) to the extent required or permitted under any written policy of the Company dealing with recoupment of compensation, subject to any limits of applicable law. For the purposes of the clawback, improper conduct contributing to the need to restate any external Company financial statements will always be deemed to result in a significant loss.

14.3 ***Replacement or Cash Buyout***. The Committee may permit a Participant to elect to surrender an Award in exchange for a new Award to the extent such surrender and exchange would not result in adverse tax consequences under Code Section 409A. However, the Committee may not cancel an outstanding Option or SAR that is underwater for the purpose of reissuing the Option or SAR to the Participant at a lower exercise price, provide the Participant a cash buyout of the underwater Option or SAR, or grant a replacement Award of a different type for the underwater Option or SAR, without shareholder approval.

14.4 ***No Repricing***. Other than as provided in Section 3.3, the exercise price of an Option or SAR may not be reduced without shareholder approval.

14.5 ***Not Exclusive Remedy***. The remedies provided in this Article 14 are not exclusive and are in addition to, and not in lieu of, any other rights or remedies the Company may have at law or in equity.

15. CHANGE IN CONTROL OR CHANGE DESCRIBED IN SECTION 3.3(b)

15.1 ***Modification of Awards***. To the end of preserving the intended economic benefits of Awards to the extent feasible, in the event of a Change in Control or other event described in Section 3.3(b), the Committee may, in any Agreement evidencing an Award, or at any time prior to or simultaneously with or after such event, make such adjustments with respect to Awards as it deems necessary or appropriate, but only to the extent such action would not result in adverse tax consequences under Code Section 409A. Without in any way limiting the generality of the foregoing, subject to Section 15.2, the Committee may:

(a)   provide for the acceleration of any time periods relating to the exercise or realization of such Award so that such Award may be exercised or realized in full on or before a date fixed by the Committee;

(b)   provide for the purchase of such Award, upon the Participant's request, for an amount of cash equal to the amount which could have been attained upon the exercise or realization of such Award had such Award been currently exercisable or payable;

(c)   make such adjustments to the Awards then outstanding as the Committee deems appropriate to reflect such transaction or change; and/or

(d)   cause the Awards then outstanding to be assumed, or new Awards substituted therefore, by the surviving corporation in such change.

15.2 ***Double-Trigger Vesting upon Change in Control***. Notwithstanding Section 15.1 or any other provision of the Plan:

(a) unless the acquirer in the Change in Control requires that outstanding Awards be terminated as a result of the Change in Control, (1) Awards shall not become vested solely upon the occurrence of the Change in Control, and (2) if the Change in Control occurs while the Participant is employed by the Employer and the Participant's employment is terminated (i) by the Employer for reasons other than "Disability" or "Cause" (as such terms are defined in the applicable Award agreement) or (ii) by the Participant for "Good Reason" (as defined in the applicable Award agreement), then (A) Awards that are subject to time-based vesting conditions (other than Performance Awards), shall immediately vest, subject to Section 14, and (B) Performance Awards shall be deemed earned at the maximum payout level and shall immediately vest, subject to Section 14.

(b) if the acquirer in the Change in Control requires that outstanding Awards be terminated as a result of the Change in Control, each time-based Award that remains outstanding immediately before the Change in Control shall upon the Change in Control become vested, and in addition, Performance Awards as to which the performance period has not yet completed shall be become vested and deemed earned at the maximum payout level.

16. MISCELLANEOUS PROVISIONS

16.1 ***Headings and Subheadings***. The headings and subheadings contained in the Plan are included only for convenience and shall not be construed as a part of the Plan or in any respect affecting or modifying its provisions.

16.2 ***Governing Law***. This Plan shall be construed and administered in accordance with the laws of the State of Missouri, without reference to the principles of conflict or choice of laws that might otherwise refer to the laws of another jurisdiction.

16.3 ***Purchase for Investment***. The Committee may require each person purchasing Shares pursuant to an Option or other Award under the Plan to represent to and agree with the Company in writing that such person is acquiring the Shares for investment and without a view to distribution or resale. All certificates for Shares delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under all applicable laws, rules and regulations, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate references to such restrictions.

16.4 ***No Employment Contract***. The adoption of the Plan or grant of an Award under the Plan shall not confer upon any Employee any right to continued employment nor shall it interfere in any way with the right of the Employer to terminate the employment of any of its Employees at any time.

16.5 ***No Effect on Other Benefits***. The receipt of Awards under the Plan shall have no effect on any benefits to which a Participant may be entitled from the Employer, under another plan or otherwise, or preclude a Participant from receiving any such benefits.

16.6 ***Conflicts in Plan***. In the case of any conflict in the terms of the Plan relating to an Award, the provisions in the Section of the Plan which specifically grants such Award shall control those in a different Section.

16.7 ***Code Section 409A Compliance***. Some of the Awards that may be granted pursuant to the Plan may be considered non-qualified deferred compensation subject to Code Section 409A. All Awards under the Plan are intended to either (a) be exempt from Code Section 409A or (b) if subject to Code Section 409A, to meet all of the requirements of Code Section 409A and any applicable guidance issued by the Internal Revenue Service and the Department of Treasury, and the Plan and Award Agreements under the Plan will be construed consistent with this intent. To the extent necessary to comply with Code Section 409A, an Award may be modified, replaced or terminated in the discretion of the Committee. Notwithstanding any provision of this Plan or any Award Agreement to the contrary, in the event that the Committee determines that any Award is or may become subject to Code Section 409A, the Company may adopt such amendments to the Plan and the related Award Agreements, without the consent of the Participant, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effective dates), or take any other action that the Committee determines to be necessary or appropriate to comply with Code Section 409A, exclude or exempt the Plan or any Award from the requirements of Code Section 409A, or mitigate the adverse tax or economic consequences to the Participant. Notwithstanding anything in the Plan or any Award to the contrary, to the extent necessary to avoid the adverse tax consequences under Code Section 409A, in the event that a Participant is determined to be a specified employee in accordance with Code Section 409A, for purposes of any payment upon separation from service hereunder, such payments shall be made or begin, as applicable, six months following the date of separation from service. Notwithstanding any other provision of the Plan, while the Committee intends that all Awards under the Plan will be exempt from or compliant with Code Section 409A, the Company provides no assurances that any Award under the Plan will be exempt from or compliant with Code Section 409A, and each Participant will be solely responsible for the Participant's own taxes.

16.8 ***Compliance with Laws***. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or stock exchanges on which the Company's securities are listed as may be required. The Company shall have no obligation to issue or deliver evidence of title for Shares under the Plan before (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and (b) completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective. The inability of the Company or impracticability to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue such Shares as to which such requisite authority shall not have been obtained.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission File Number 001-07845

LEGGETT & PLATT, INCORPORATED

(Exact name of registrant as specified in its charter)

Missouri	**44-0324630**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Leggett Road

Carthage, Missouri	**64836**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(417) 358-8131**

Securities registered pursuant to Section 12(b) of the Act:

<u>Title of each class</u>	<u>Trading Symbol</u>	<u>Name of each exchange on which registered</u>
Common Stock, $.01 par value	LEG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant (based on the closing price of our common stock on the New York Stock Exchange) on June 28, 2024 was $1,505,582,000.

There were 134,733,672 shares of the registrant's common stock outstanding as of February 20, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of Item 10, and all of Items 11, 12, 13 and 14 of Part III, are incorporated by reference from the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 7, 2025.

LEGGETT & PLATT, INCORPORATED—FORM 10-K
FOR THE YEAR ENDED December 31, 2024
<u>TABLE OF CONTENTS</u>

Forward-Looking Statements

This Annual Report on Form 10-K, as well as the documents, or portion thereof, incorporated by reference herein, may contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to: projections of our revenue, income, earnings, capital expenditures, dividends, product demand, capital structure, cash flows, interest costs, the payment of cash dividends, metal margins, cash repatriation, tax impacts, effective tax rate, maintenance of commercial paper indebtedness, litigation expense, acquisition or disposition activity, collectability of receivables, ability to issue debt, cybersecurity protections and costs, cash expenditures, antidumping determinations, amortization expense, uses of cash, our technological competitiveness, compiling a GHG emissions inventory, hedge accounting treatment, unauthorized use of artificial intelligence, industry demand projections, impact of accounts receivable and payable programs, access to liquidity, compliance with debt covenants, raw material and parts availability and pricing, supply chain disruptions, labor, raw material and part shortages, inventory levels, climate-related targets and costs, goodwill or other asset impairment; possible plans, goals, objectives, prospects, strategies, or trends concerning future operations; statements concerning future economic performance; items related to the restructuring plan (the "2024 Restructuring Plan" or "2024 Plan") such as estimates of the amounts, types, and timing of facility closures, restructuring-related costs (cash and non-cash including write-down of inventories) and impairment charges, sales reduction, proceeds from the sale of facilities, and EBIT benefit; and the underlying assumptions relating to forward-looking statements. These statements are identified either by the context in which they appear or by use of words such as "anticipate," "believe," "estimate," "expect," "guidance," "intend," "may," "plan," "project," "should," or the like. All such forward-looking statements, whether written or oral, and whether made by us or on our behalf, are expressly qualified by the cautionary statements described in this provision.

Any forward-looking statement reflects only the beliefs of Leggett & Platt or its management at the time the statement is made. Because all forward-looking statements deal with the future, they are subject to risks, uncertainties, and developments, which might cause actual events or results to differ materially from those envisioned or reflected in any forward-looking statement. Moreover, we do not have and do not undertake any duty to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement was made. For all of these reasons, forward-looking statements should not be relied upon as a prediction of actual future events, objectives, strategies, trends, or results.

Listed below and discussed elsewhere in further detail in this Annual Report on Form 10-K, including in Item 1A. Risk Factors herein, are some important risks, uncertainties, and contingencies that could cause actual events or results to differ materially from forward-looking statements. It is not possible to anticipate and list all of the risks, uncertainties, and contingencies which could cause actual events or results to differ from forward-looking statements. However, some of these risks and uncertainties include the following:

- potential changes to our 2024 Restructuring Plan, including estimates relating to cash and non-cash costs, EBIT benefit, sales attrition, and the sale of real estate; our ability to implement the 2024 Plan or sell real estate and obtain expected proceeds in a timely manner; the impact on relationships with employees, customers, and suppliers; and other restructuring and impairment costs in addition to the 2024 Plan;
- delays and non-delivery of raw materials, parts, and finished products in our supply chain from fire, explosion, terrorism, geopolitical conflicts, government action, labor strikes, delivery port shutdowns, trade tensions, trucking constraints, pandemics, vendor quality issues, and non-compliance with laws;
- our product demand, growth rates, and reduced opportunities in the industries in which we participate;
- consumer confidence, housing turnover, employment levels, interest rates, and trends in capital spending;
- the loss of business with customers;
- impairment of goodwill and long-lived assets;
- our ability to manage working capital;
- our ability to borrow under our credit facility and comply with restrictive covenants;
- our ability to simplify our portfolio through our strategic review;
- compliance with environmental and climate change laws, including the cost, market, technological, and reputational impacts;
- the direct and indirect physical effects of climate change, including severe weather-related events, natural disasters, and changes in climate patterns, on our markets, operations, supply chains, and results;

- inability to collect receivables due to customer financial difficulties or insolvency;
- inflationary and deflationary impacts on raw materials, wage rates and energy costs, and availability and pricing of steel scrap and rod, chemicals, and semiconductors;
- our market share in goods and services we sell or provide;
- our ability to pass along cost increases through increased selling prices;
- price and product competition from Asian, European, Mexican, and domestic competitors;
- our ability to maintain profit margins if our customers change the quantity and mix of our products;
- our ability to access the commercial paper market and debt markets and increased borrowing costs due to credit rating changes;
- changes in political risk, U.S. or foreign laws, regulations, or legal systems (including tax and trade laws);
- the realization of deferred tax assets and challenges to tax positions pursuant to ongoing or future audits;
- cash repatriation from foreign accounts;
- the enforcement of antidumping and countervailing duties on the import of innersprings, steel wire rod, and finished mattresses;
- tariffs imposed by the U.S. government resulting in increased costs of imported purchases;
- the disruption of the semiconductor industry and our global operations generally from conflict between China and Taiwan;
- the development of commercially viable and innovative products;
- the financial health and stability of domestic mattress manufacturers, along with their ability to purchase mattress components, which could result in a reduction in the overall demand for our products;
- volatility related to growth of Chinese EV manufacturers and potential declines in market share among multinational OEMs, which could result in a reduction in the overall demand for our Automotive products;
- the functioning of our internal business processes and information systems through technology failures;
- cybersecurity incidents on our business, financial results, supplier or customer relationships, cybersecurity protection and remediation costs, legal costs, insurance premiums, competitiveness, and reputation;
- the unauthorized use of artificial intelligence that could expose Company information, infringe intellectual property rights, violate privacy laws, and harm our reputation;
- the costs and risk exposure relating to sustainability matters, including sustainability issues, regulatory or legal requirements, and disparate stakeholder expectations;
- litigation risks including antitrust, intellectual property, personal injury, contract disputes, product liability and warranty, taxation, patent, climate change, environmental, and workers' compensation;
- business disruptions to our steel rod mill or wire mills, including a lack of adequate supply of steel scrap;
- foreign operating risks, including credit, intellectual property rights, exchange rates, labor strikes, customs rates, asset seizure, business licensing, land use requirements, and inconsistent enforcement of laws;
- controls regarding the exportation of semiconductor chips and equipment to China;
- compliance with privacy and data protection regulations; and
- continuation of cash dividends on our common stock.

PART I

Item 1. Business.

Summary

Leggett & Platt, Incorporated ("Leggett & Platt," "Company," "we," "us," or "our"), a pioneer of the steel coil bedspring, is an international diversified manufacturer that conceives, designs, and produces a wide range of engineered components and products found in many homes and automobiles. As discussed below, our operations are organized into 15 business units, which are divided into seven groups under our three segments: Bedding Products; Specialized Products; and Furniture, Flooring & Textile Products.

Overview of Our Segments

Bedding Products Segment

BEDDING GROUP
Steel Rod
Drawn Wire
U.S. Spring
Specialty Foam
Adjustable Bed
International Bedding
Machinery

Our Bedding Products segment has its roots in the Company's founding in 1883 with the manufacture of steel coil bedsprings. Today, we support our customers' product needs from raw materials to components to finished mattresses and foundations and provide distribution and fulfillment capabilities. Our industry-leading innerspring and specialty foam technologies, innovative product development, and vertical integration allow us to create value for our customers at each step, from raw material to end consumer.

We operate a steel rod mill in the United States with annual capacity of approximately 500,000 tons. Approximately half of the rod mill's output is used internally by our wire mills to supply virtually all of the wire consumed by our domestic innerspring operations and other businesses. We also supply steel rod and wire to trade customers that operate in a broad range of markets. Our innerspring operations produce coils and semi-finished mattress products with internally designed and manufactured wire-forming machines.

In Specialty Foam, we blend polyols and chemical additives to enhance foam properties and pour and fabricate foam for use in bedding and furniture applications. We utilize our specialty foam capabilities to produce mattress accessories and private label boxed mattresses, which often also incorporate our innersprings in hybrid mattress designs.

We are a major supplier of adjustable beds, with North American manufacturing and distribution, and global sourcing capabilities. Internationally, primarily in Europe, we produce innersprings, specialty foam, and finished mattresses. We also produce machinery used by bedding manufacturers in the production and assembly of their finished products. Our range of products offers our customers a single source for many of their component and finished product needs.

These innovative proprietary products and our efficient vertical integration have made us one of the largest U.S.-based manufacturers in many of these businesses. We strive to understand what drives consumer purchases in our markets and focus our product development activities on meeting end-consumer needs. We believe we attain a cost advantage from efficient manufacturing methods, internal production of certain raw materials, large-scale production, and purchasing leverage. Sourcing components and finished products from us allows our customers to focus on designing, merchandising, and marketing their products.

Form 10-K

PRODUCTS

<u>Bedding Group</u>

- Steel rod
- Drawn wire
- Innersprings (sets of steel coils, bound together, that form the core of a mattress)
- Specialty foam chemicals and additives
- Specialty foam for use primarily in bedding and furniture
- Semi-finished mattresses (a subassembly including innersprings and foam)
- Private label finished mattresses, often sold compressed and boxed
- Mattress accessories, such as pillows and toppers
- Static foundations
- Adjustable beds
- Machines that we use to produce innersprings; industrial sewing and quilting machines; mattress-packaging and glue-drying equipment

CUSTOMERS

- We used more than 60% of our wire mill output to manufacture our own products in 2024, with the majority going to our U.S. innerspring operations
- Various industrial users of steel rod and wire
- Manufacturers of finished bedding (mattresses and foundations)
- Bedding brands and mattress retailers
- E-commerce retailers
- Big box retailers, department stores, and home improvement centers

Specialized Products Segment

AUTOMOTIVE GROUP
Automotive

AEROSPACE PRODUCTS GROUP
Aerospace Products

HYDRAULIC CYLINDERS GROUP
Hydraulic Cylinders

Our Specialized Products segment designs, manufactures, and sells products including automotive comfort and convenience systems, tubing and fabricated assemblies for the aerospace industry, and hydraulic cylinders for the material handling and heavy construction industries. In our Automotive business, our technical capability and deep customer engagement allows us to compete on critical functionality, such as comfort, size, weight, and noise. We believe our reliable product development and launch capability, coupled with our global footprint, makes us a trusted supplier to our Tier 1 and Original Equipment Manufacturer (OEM) customers.

PRODUCTS

Automotive Group

- Mechanical and pneumatic lumbar support and massage systems for automotive seating
- Seat suspension systems
- Motors and actuators, used in a wide variety of vehicle power features
- Cables

Aerospace Products Group

- Titanium, nickel, and stainless-steel tubing, formed tube, tube assemblies, and flexible joint components, primarily used in fluid conveyance systems

Hydraulic Cylinders Group

- Engineered hydraulic cylinders

CUSTOMERS

- Automobile Tier 1 suppliers and OEMs
- Aerospace OEMs and suppliers
- Mobile equipment OEMs, primarily serving material handling and heavy construction markets

Furniture, Flooring & Textile Products Segment

HOME FURNITURE GROUP
Home Furniture

WORK FURNITURE GROUP
Work Furniture

FLOORING & TEXTILE PRODUCTS GROUP
Flooring Products
Fabric Converting
Geo Components

In our Furniture, Flooring & Textile Products segment, we design, manufacture, and distribute a wide range of components and finished products for residential and commercial markets, and select structural fabric and geo component markets. We supply components used by home and work furniture manufacturers to provide comfort, motion, and style in their finished products and manufacture select lines of private-label finished furniture. We produce carpet cushion and hard surface flooring underlayment for residential and commercial use. We convert fabrics into components used by bedding and furniture manufacturers and in other applications such as filtration, hospitality, automotive, and packaging. We also convert and distribute geo components for erosion control, subgrade stabilization, and storm water management.

Form 10-K

PRODUCTS

Home Furniture Group

- Steel mechanisms and motion hardware (enabling furniture to recline, tilt, swivel, rock, and elevate) for reclining chairs, sofas, sleeper sofas, and lift chairs
- Springs and seat suspensions for chairs, sofas, and loveseats

Work Furniture Group

- Components and private-label finished goods for collaborative soft seating
- Bases, columns, back rests, casters, and frames for office chairs, and control devices that allow chairs to tilt, swivel, and elevate

Flooring & Textile Products Group

- Carpet cushion and hard surface flooring underlayment (made from bonded scrap foam, fiber, rubber, and prime foam)
- Structural fabrics for mattresses, residential furniture, and industrial uses
- Geo components (synthetic fabrics and various other products used in ground stabilization, drainage protection, erosion, and weed control)

CUSTOMERS

- Manufacturers of upholstered and office furniture
- Flooring retailers and distributors, including big box retailers and home improvement centers
- Contractors, landscapers, road construction companies, retailers, and government agencies using or selling geo components
- Mattress and furniture producers
- Manufacturers of draperies, specialty packaging, filtration, and automotive upholstery

2024 Restructuring Plan

In the first quarter of 2024, we committed to a restructuring plan, primarily associated with our Bedding Products segment and, to a lesser extent, our Furniture, Flooring & Textile Products segment (the "2024 Restructuring Plan" or "2024 Plan"), which is expected to be substantially complete by the end of 2025. The 2024 Plan was expanded in the second quarter of 2024 to include a restructuring opportunity within the Specialized Products segment and in the third quarter of 2024 to include general and administrative cost structure initiatives.

For more information about the 2024 Restructuring Plan, please see the discussion under Operational Risk Factors beginning on page 15 in Item 1A. Risk Factors, and in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on page 39.

Strategic Initiatives

We are evaluating the market attractiveness and competitive position of all our businesses and assessing opportunities for profitable, long-term growth. We are also determining which businesses are the best long-term fit for the company and as part of this review, we are currently exploring the potential sale of our Aerospace business. This business has not reached the criteria to be classified as held for sale.

Acquisitions

We did not acquire any businesses in 2024 or 2023.

In August 2022, we acquired two businesses. First, we acquired a small U.S. textiles business that converts and distributes construction fabrics for the furniture and bedding industries for a cash purchase price of $2 million. This acquisition became part of our Furniture, Flooring & Textile Products segment. Second, we acquired a global manufacturer of hydraulic cylinders for heavy construction equipment for a final purchase price of $88 million ($61 million cash plus additional contingent consideration). This business has manufacturing locations in Germany and China and a distribution facility in the United States, and operates within the Specialized Products segment.

In early October and mid-December 2022, we acquired two Canadian distributors of products used for erosion control, stormwater management, and various other applications for a cash purchase price of $7 million and $13 million, respectively. These acquisitions became a part of our Furniture, Flooring & Textile Products segment and expanded the geographic scope of our Geo Components business unit.

For more information regarding our acquisitions, please refer to Note R on page 119 of the Notes to Consolidated Financial Statements.

Divestitures

We did not have any divestitures of businesses in 2024 or 2023.

In February 2022, we sold our South African bedding innerspring operation for a cash purchase price of approximately $2 million. This business was reported in our Bedding Products segment.

Foreign Operations

The percentages of our trade sales related to products manufactured outside the United States were 35%, 39%, and 40% in 2022, 2023, and 2024, respectively. In comparison to our other two segments, our Specialized Products segment has a larger percentage of trade sales manufactured outside the United States, which ranged between 84% and 86% over the last three years.

Our international operations are principally located in Europe, China, Canada, and Mexico. Our products in these foreign locations primarily consist of:

Europe

- Innersprings, specialty foam, and finished mattresses
- Lumbar and seat suspension systems for automotive seating and actuators for automotive applications
- Seamless and welded tubing and fabricated assemblies for aerospace applications
- Select lines of private-label finished furniture
- Hydraulic cylinders for material handling and heavy construction equipment
- Machinery and equipment designed to manufacture innersprings for mattresses

China

- Lumbar and seat suspension systems for automotive seating
- Cables, motors, and actuators for automotive applications
- Recliner mechanisms and bases for upholstered furniture
- Work furniture components, including chair bases and casters
- Innersprings for mattresses
- Hydraulic cylinders for heavy construction equipment

Canada

- Lumbar and seat suspension systems for automotive seating
- Fabricated wire for the furniture and automotive industries
- Work furniture chair controls and bases
- Geo components

Mexico

- Lumbar and seat suspension systems for automotive seating
- Motors and actuators for automotive applications
- Adjustable beds
- Select lines of private-label finished furniture

Geographic Areas of Operation

As of December 31, 2024, we had 119 manufacturing facilities in 18 countries; 71 located in the United States and 48 located in foreign countries, as shown below. We also had various sales, warehouse, and administrative facilities. However, our manufacturing facilities are our most important properties.

	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products
North America			
Canada		■	■
Mexico	■	■	■
United States	■	■	■
Europe			
Austria		■	
Belgium		■	
Croatia	■		
Denmark	■		
France		■	
Germany		■	
Hungary		■	
Ireland	■		
Poland			■
Switzerland	■		
United Kingdom	■	■	
South America			
Brazil	■		
Asia			
China	■	■	■
India		■	
South Korea		■	

Dependence on Market Demand for Key Product Families

The following table shows our approximate percentage of trade sales by product family for the last three years, which indicates the degree of dependence upon market demand:

Product Families	2024	2023	2022
Bedding Group	40 %	42 %	46 %
Flooring & Textile Products Group	20	19	18
Automotive Group	19	19	17
Home Furniture Group	6	6	8
Work Furniture Group	6	6	6
Hydraulic Cylinders Group	5	5	3
Aerospace Products Group	4	3	2

We do not have a material amount of sales derived from government contracts subject to renegotiation of profits or termination at the election of any government. As such, our business is not materially dependent upon governmental customers.

Distribution of Products

We sell and distribute our products primarily through our own personnel. However, many of our businesses have relationships and agreements with outside sales representatives and distributors. We do not believe any of these agreements or relationships would, if terminated, have a material adverse effect on our consolidated financial condition, operating cash flows, or results of operations.

Sources and Availability of Raw Materials

The products we manufacture require a variety of raw materials. We believe that worldwide supply sources are available for all the raw materials we use, as explained below. Among the most important raw materials we use are:

- Various types of steel, including scrap, rod, wire, sheet, and stainless
- Chemicals used in foam production
- Foam scrap
- Woven and nonwoven fabrics
- Titanium and nickel-based alloys and other high strength metals
- Electronic systems (including semiconductors)

We supply our own raw materials for many of the products we make. For example, we produce steel rod that we make into steel wire, which we then use to manufacture innersprings and static foundations for mattresses. Our domestic wire drawing mills purchase nearly all of their steel rod requirements from our rod mill. Our wire drawing mills supply nearly all of our U.S. requirements for steel wire.

Customer Concentration

We serve thousands of customers worldwide, sustaining many long-term business relationships. Our largest customer represented less than 8% of our 2024 consolidated revenue. Our top 10 customers accounted for approximately 32% of these consolidated revenues. The loss of one or more of these customers could have a material adverse effect on the Company and the respective segments in which the customer's sales are reported.

Form 10-K

Patents and Trademarks

As of December 31, 2024, we had 1,281 patents issued, 503 patents in process, 1,007 trademarks registered, and 57 trademarks in process. No single patent or group of patents, or trademark or group of trademarks, is material to our operations as a whole. A significant number of our patents relate to products manufactured in each of our three segments, while over half of our trademarks relate to products manufactured by the Bedding Products segment. The expiration of any single patent would not have a material negative effect on our results of operations or financial condition.

Some of the most significant trademarks used in our businesses include:

- **ComfortCore**®, **Quantum**®, **Eco-Base**®, **CombiCore**™, **Nanocoil**®, **Softech**®, **Active Support Technology**®, **Mira-Coil**®, and **VertiCoil**® (mattress innersprings)
- **Energex**®, **Coolflow**®, **ThermaGel**®, **EcoFlow**™, and **Gorilla Foam**™ (specialty foam products)
- **Semi-Flex**® (box spring components and foundations)
- **Spuhl**® (mattress innerspring manufacturing machines)
- **Wall Hugger**® (recliner chair mechanisms)
- **No-Sag**® (wire forms used in seating)
- **LPSense**® (capacitive sensing)
- **Hanes**® (fabric materials)
- **Schukra**® (automotive seating products)
- **Gribetz**® and **Porter**® (quilting and sewing machines)

Product Development

One of our strongest performing product categories across the Company is ComfortCore®, our fabric-encased innerspring coils used in hybrid mattresses. ComfortCore® represented 70% of our U.S. innerspring units in 2024. Our ComfortCore® innersprings can be further enhanced with Quantum® Edge and Eco-Base® features. Quantum® Edge units are narrow-diameter, fabric-encased coils that form a perimeter around an innerspring set, replacing a rigid foam perimeter in a finished mattress. In 2024, over 40% of our ComfortCore® innersprings in the United States had the Quantum® Edge feature. In 2022, we launched two new products called the Quantum® Edge Enhanced Profile with Eco-Base® and Caliber Edge® Enhanced Profile with Eco-Base®. Our Eco-Base® products feature a robust polyester fabric attached to the bottom of a ComfortCore® unit, eliminating non-value-added base foam in a finished mattress and saving customers time and labor. To maintain mattress profile, innerspring coil height is increased by one inch.

Our Specialty Foam business formulates many of the chemicals and additives used in the production of specialty foams for the bedding and furniture industries. These branded, specialty polyols and additives enhance foam performance by reducing heat retention and improving mobility, support, and durability. Our innovations enable us to produce high-quality, differentiated compressed mattresses.

We are leveraging our innerspring and specialty foam technologies to develop unique products that meet end-consumer needs while streamlining mattress manufacturing for our customers by reducing labor constraints and simplifying supply chain and inventory requirements. In 2023, we launched CombiCore™, a semi-finished mattress featuring fabric-encased perimeter edge innerspring and specialty foam columns that minimize motion disturbance from a sleeping partner and improve airflow. In 2024, we launched our pre-foam encased product, which features foam rails automatically attached to an Eco-Base® innerspring set during the innerspring production process.

Our Automotive business designs and engineers lightweight components that help reduce overall vehicle weight and improve fuel efficiency (and thus reduce noise and greenhouse gas emissions), while maintaining performance, safety, and functionality. These products help auto manufacturers meet emission standards and their environmental goals for both internal combustion engines and electric vehicles.

Across our other businesses, we are engaged in product development activities to improve product quality, increase efficiency, support ongoing growth, and help our customers achieve their goals.

Human Capital Management

Our success depends on our ability to attract and retain talent, foster a culture of inclusion, respect, and equal opportunity, provide a safe and healthy work environment, train and develop our employees, and ensure productive succession planning efforts. The Board's Human Resources and Compensation Committee has oversight of our human resources policies and programs, officer and director compensation, compensation plans, executive succession planning, and senior management leadership development. This oversight is designed to support our business objectives, to attract, retain, and develop high-quality leadership, and to link compensation with business performance.

Our Employees

At year-end 2024, we had approximately 17,700 employees, of which around 11,500 were engaged in production and around 10,200 were international employees. Of these employees, approximately 5,400 were in Bedding Products, 7,000 were in Specialized Products, and 4,500 were in Furniture, Flooring & Textile Products, with the remainder in other roles. Also, at year-end 2024, approximately 14% of our employees were represented by labor unions that collectively bargain for work conditions, wages, or other issues. We did not experience any material work stoppage related to labor contract negotiations during 2024, and we are not aware of circumstances likely to result in a material work stoppage during 2025. At year-end 2023, we had approximately 19,300 employees.

Our Ability to Attract, Recruit, and Retain Employees

We operate in competitive labor markets, and accordingly, we attract, recruit, and retain employees through competitive compensation and benefits, training and development programs that support career growth, and employee engagement initiatives designed to foster a strong, inclusive culture.

Compensation and Benefits. We offer cash compensation and benefits designed to attract and retain the talent needed to achieve our business objectives. Depending on location, we offer health, dental, and vision benefits; flexible spending plans and health savings accounts; retirement savings; disability, life, critical illness, accident, and travel insurance; well-being and employee assistance programs; vacation, personal time, and holidays; and a discount stock purchase plan. We also provide incentive programs for management employees based on performance. Finally, we offer part-time jobs, flexible hours, and remote and hybrid working, where applicable.

Training and Development Programs. Developing our talent continues to be part of our ongoing, long-term strategy, which is focused on growing talent, including technical/skilled positions, supervisory and management levels, and other future leaders. We believe that the first step toward achieving our long-term strategic business goals is to maintain a culture of employee development at all levels of the Company. In 2024, we engaged employees on a monthly basis in learning spotlights which included development programs regarding career growth, change management, collaboration, feedback, gratitude, professional growth, psychological safety, and other topics.

Employee Engagement and Satisfaction. We analyze employee satisfaction to better enhance engagement. At many of our locations, we collect data on employee satisfaction, feedback, and turnover through surveys, employee focus groups, and turnover analysis. From this data, we develop plans designed to improve engagement and reduce turnover.

We rely on a stable workforce to deliver our operating results. In 2024, our turnover rates in the United States were reasonably comparable to average voluntary turnover rates of the manufacturing industry in the United States.

At all locations, we also have an Ethics Hotline where employees can express concerns, confidentially and anonymously, regarding possible violations of ethics, law, or our policies. All reports received are promptly investigated, and appropriate action is taken based on the findings. Our Ethics Hotline helps ensure that the voices of our employees are heard.

Form 10-K

Our Culture of Inclusion, Respect, and Equal Opportunity

We continue to foster a culture of inclusion in which everyone is respected, valued, and has an equal opportunity to contribute, grow, thrive, and advance. We strive to cultivate inclusive team environments that empower all employees to realize their full potential. We believe that it is important to appreciate people's differences and provide equal employment opportunities at all organizational levels, without regard to irrelevant factors such as sex, race, age, etc. Our commitment is to maintain our focus on building a workforce of qualified and talented individuals, who can best contribute to the Company's success. We are taking comprehensive actions to build on our foundational awareness, understanding, engagement, and skills to promote a culture of respect and equal opportunity.

Our Workforce Health and Safety

We are dedicated to the health and safety of our employees through prevention, education, and awareness with the objective of mitigating workplace injuries through accident investigation and process safety. Our dedicated staff of professionals supports health and safety management at our manufacturing facilities, including implementation of a comprehensive program called "SafeGuard." The SafeGuard program develops relevant job hazard analyses, which are undertaken on many processes and used to develop comprehensive job procedures. This allows us to implement job-specific health and safety practices across our business.

Our manufacturing employees receive new hire and annual refresher safety training, weekly "tool box" talks regarding safety and training, job-specific safety training based on the job hazards analysis developed from our SafeGuard program, and safety stand-down training based on real-time identified and emerging risks, when needed.

Succession Development

We are committed to having strong managers and leadership in critical roles across the Company. Our values and culture guide our talent initiatives, which are designed to create a pipeline of strong, high performing leadership candidates to serve in progressively important roles throughout the Company. Our internal promotion rate over the last three years for corporate officer positions was 100%. We are building on our success in these areas and continue to develop our succession processes to allow us to adapt and grow.

Trends in Market Demand and Competition

Market Demand. Market demand (including product mix) is impacted by several economic factors, with housing turnover and consumer confidence being the most significant. Other important factors include disposable income levels, employment levels, and interest rates. All of these factors influence consumer spending on durable goods, and therefore affect demand for our products and components. Some of these factors also influence spending on infrastructure, facilities, and equipment, which has historically impacted approximately 25%-30% of our sales. The dynamic macroeconomic environment has pressured most of our end markets and negatively affected the demand for our products. As a result of these uncertainties, we expect 2025 overall demand to be down modestly from 2024 levels. For more information on our trends in market demand, see Market Demand in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on page 41.

Competition. Many companies offer products that compete with those we manufacture and sell. The number of competing companies varies by product family, but many of the markets for our products are highly competitive. We tend to attract and retain customers through innovation, product quality, competitive pricing, and customer service. Many of our competitors try to win business primarily on price, but, depending upon the particular product, we experience competition based on quality and performance as well. In general, our competitors tend to be smaller, private companies.

Based on certain industry data, we believe we are a leading supplier, in terms of revenue, of the following:

- Bedding components and private label finished goods
- Automotive seat comfort and convenience systems
- Home and work furniture components
- Geo components
- Flooring underlayment
- Hydraulic cylinders for material handling and heavy construction applications
- Aerospace tubing and fabricated assemblies

We continue to face pressure from foreign competitors, as some of our customers source a portion of their components and finished products offshore. In addition to lower labor rates, foreign competitors benefit (at times) from lower raw material costs. They may also benefit from currency factors and more lenient regulatory climates. We typically compete in market segments that value product differentiation. When we do compete on cost, we typically remain price competitive in most of our business units, even versus many foreign manufacturers, as a result of our efficient operations, automation, vertical integration in steel rod and wire, logistics and distribution efficiencies, and large-scale purchasing of raw materials and commodities. To stay competitive with global steel costs, both contract and non-contract innerspring pricing was adjusted in the back half of 2023 and fully realized in 2024. We have also reacted to foreign competition in certain cases by developing new proprietary products that help our customers reduce total costs and by shifting production offshore to take advantage of lower input costs.

For information about antidumping duty orders regarding innerspring, steel wire rod, and mattress imports, please see Competition in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on page 42.

Seasonality

We generally experience some seasonality in our consolidated sales, earnings, and operating cash flows. Both sales and earnings are typically higher in the second and third quarters, primarily driven by our residential bedding and furniture businesses, as well as our geo components business. Also, historically, our operating cash flows have been stronger in the fourth quarter, primarily related to the timing of cash collections from customers and payments to vendors, and lower in the first quarter, when annual cash incentive payments are paid and as inventories typically increase. However, supply chain disruptions, inflation, and other macroeconomic factors have impacted seasonality in prior years.

Governmental Regulations

Our operations are subject to various federal, state, local, and international laws and regulations, including environmental regulations. We have policies intended to ensure that our operations are conducted in compliance with applicable laws and regulations. While we cannot predict policy changes by various regulatory agencies or unexpected operational or other developments, management expects that compliance with these laws and regulations will not have a material adverse effect on our capital expenditures (including those capital expenditures for environmental control facilities), earnings, and competitive position.

Internet Access to Information

We routinely post information for investors under the Investor Relations section of our website (www.leggett.com). Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are made available, free of charge, on our website as soon as reasonably practicable after electronically filed with, or furnished to, the SEC. In addition to these reports, the Company's Financial Code of Ethics, Code of Business Conduct and Ethics, and Corporate Governance Guidelines, as well as charters for the Audit, Human Resources and Compensation, and Nominating, Governance and Sustainability Committees of our Board of Directors, can be found on our website under the Governance section. Information contained on our website does not constitute part of this Annual Report on Form 10-K.

Industry and Market Data

Unless indicated otherwise, the information concerning our industries contained in this Annual Report is based on our general knowledge of and expectations concerning the industries. Our market share is based on estimates using our internal data, information from various industry analyses, internal research, and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness.

Item 1A. Risk Factors.

Investing in our securities involves risk. Set forth below and elsewhere in this report are risk factors that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this report. We may amend or supplement these risk factors from time to time by other reports we file with the SEC.

Operational Risk Factors

Supply chain disruptions and shortages impacting our ability to timely receive competitively priced raw materials and parts used in our products, or impacting our ability to timely deliver our finished products to customers, may adversely affect our manufacturing processes, financial condition, results of operations, and cash flows.

We have manufacturing facilities in 18 countries, primarily located in North America, Europe, and Asia. In our manufacturing processes, we source raw materials and parts from a global supply chain. We sell and deliver our finished products to customers all over the world. We rely on third parties to supply certain raw materials, components, and packaging products and to deliver our finished products. Any interruption or failure by our suppliers to meet their obligations on schedule could adversely affect our business and financial results. In recent years, we have experienced supply chain disruptions related to foam chemical shortages, semiconductor shortages, labor availability, and freight challenges, as well as higher costs associated with each of these issues. We have also experienced delays in delivery of materials, parts, and finished goods because of delivery port disruptions, trucking constraints, and inclement weather. At times, this has resulted in reduced volume and higher costs in many of our businesses, including our Automotive Group and Bedding Products segment.

We also bear the risk of delays or non-delivery from our suppliers or reduced demand from our customers because of natural disasters, fires, explosions, terrorism, pandemics, labor strikes, foreign government action including asset seizure, changed licensing, or land use requirements which restrict operations, or other reasons beyond our control or the control of our suppliers, all of which could impair our ability to timely manufacture and deliver our products.

Labor strikes or shutdowns at delivery ports, loss of or damage to raw materials, parts, or finished products while they are in transit or storage, losses due to tampering, third-party vendor issues with quality, failure by our suppliers to comply with applicable laws and regulations, potential tariffs or other trade restrictions, or similar problems could restrict or delay the supply of raw materials, parts, or finished products, resulting in harm to our business and reputation. Also, in late 2023 and early 2024, the conflict in the Red Sea caused delays with some of our shipments, while other shipments from China to the United States or Europe have been re-routed.

The aforementioned supply chain risks can materially adversely affect our manufacturing processes, financial condition, results of operations, and cash flows.

Our 2024 Restructuring Plan may not achieve its intended outcomes, and we may incur restructuring costs, restructuring-related costs, and impairments in addition to those anticipated to be incurred in connection with our announced 2024 Restructuring Plan.

<u>2024 Restructuring Plan</u>

In the first quarter of 2024, we committed to a restructuring plan (the "2024 Restructuring Plan" or "2024 Plan"). The 2024 Plan is primarily associated with our Bedding Products segment and, to a lesser extent, our Furniture, Flooring & Textile Products segment. The 2024 Plan was expanded in the second quarter of 2024 to include a restructuring opportunity within the Specialized Products segment and in the third quarter of 2024 to include the general and administrative cost structure initiatives. We expect to consolidate between 15 and 20 production and distribution facilities in the Bedding Products segment and a small number of production facilities in the Furniture, Flooring & Textile Products segment.

With respect to Bedding Products, we (i) consolidated 14 production and distribution facilities (ten in U.S. Spring, three in Specialty Foam, one in Adjustable Bed); (ii) consolidated all domestic innerspring production into our four larger remaining spring production facilities; (iii) exited our Mexican innerspring operation; (iv) downsized our Chinese innerspring operation; and (v) sold two properties. With respect to Specialized Products, we launched restructuring activities in our Hydraulic Cylinders business to optimize manufacturing and improve operating efficiencies. With respect to Furniture, Flooring & Textile Products, we closed one facility each in the Home Furniture and Flooring Products business units. Finally, we reduced corporate general and administrative expenses, which are expected to be fully realized in 2025. In 2025, we expect to have further consolidations in Bedding Products (primarily in Specialty Foam), achieve full implementation of manufacturing efficiency improvement activities in Hydraulic Cylinders, and complete restructuring initiatives in Flooring Products.

Below is a table containing the 2024 Restructuring Plan costs, EBIT benefit, sales attrition, and proceeds from the sale of real estate incurred or realized in 2024, and our estimates for 2025 and thereafter:

(Dollar amounts in millions-all pretax)	2024 Actual	Estimates for 2025 [1]	Total Plan Estimate [2,3,4]	Total Plan Prior Estimate [3]
Plan activity:				
Restructuring and restructuring-related costs:				
Cash	$ 30	$15 to $20	$45 to $50	$30 to $40
Non-cash	18	15 to 20	35 to 40	35 to 45
Total costs	$ 48	$30 to $40	$80 to $90	$65 to $85
Pretax net cash from real estate [5]	$ 20	$15 to $40	$60 to $80	$60 to $80
Plan impacts:				
Sales attrition	$ 15	$ 60	$ 80	$ 80
EBIT benefit	$ 22	$55 to $60	$60 to $70	$50 to $60

[1] Estimates for 2025 sales attrition and EBIT benefit include full year impacts of the actions completed in 2024 and additional actions expected to be completed in 2025.

[2] Due to implementation timing of certain restructuring activities, we expect to have a small amount of incremental EBIT benefit and sales attrition in 2026. Additionally, due to the timing of listing properties, we expect the remainder of real estate sales to occur in 2026.

[3] Estimates of annualized sales attrition and EBIT benefit are expected to be realized after the 2024 Plan is fully implemented in late 2025.

[4] Increases in our total plan estimates for both cash costs and EBIT benefit are related to 2024 Plan activities in our Specialized Products segment and our general and administrative initiatives.

[5] Pretax net cash from real estate is only related to the 2024 Plan and does not include the sale of idle real estate. The 2024 sale of real estate resulted in a pretax gain of $17 million. We estimate up to $37 million of pretax gains on the sale of real estate in 2025.

Total restructuring and restructuring-related costs, including 2024 Plan costs and costs to explore the potential sale of our Aerospace business, for the year ending December 31, 2024, were $51 million ($33 million cash and $18 million non-cash).

2024 Plan costs are expected to be substantially complete by the end of 2025.

Because of certain risks and uncertainties, the estimates of the number of facilities to be consolidated, EBIT benefit, sales attrition, proceeds from the sale of real estate, and the cash and non-cash costs and impairments associated with the 2024 Plan may change as our analysis develops and additional information is obtained. Also, we may not be able to implement the 2024 Plan in a timely manner that will positively impact our financial condition and results of operations. Moreover, we may not be able to dispose of real estate pursuant to the 2024 Plan or obtain the expected proceeds in a timely manner. The 2024 Plan may also negatively impact our relationships with employees, customers, and vendors. Any failure to achieve the intended outcomes could materially adversely affect our business, financial condition, results of operations and cash flows, and liquidity. The 2024 Plan may not achieve its intended outcomes.

We continue to evaluate our businesses for further restructuring opportunities in addition to those activities included in the 2024 Plan. The execution of any of these opportunities may result in additional material restructuring costs, restructuring-related costs, or impairments.

Business disruptions to our steel rod mill or wire drawing mills, if coupled with an inability to purchase an adequate and/or timely supply of quality steel rod from alternative sources, could have a material negative impact on our Bedding Products segment and the Company's results of operations.

We purchase steel scrap from third-party suppliers and convert it into steel rod in our mill in Sterling, Illinois. Our steel rod mill has historically had annual output of approximately 500,000 tons, a majority of which has been used internally by our wire mills. Our two wire mills, located in Carthage, Missouri, and Kouts, Indiana, convert steel rod into drawn steel wire, which is used in the production of mattress innersprings and other products.

A disruption to the operation of, or supply of steel scrap to, our steel rod mill could require us to purchase steel rod from alternative supply sources, subject to market availability. Ongoing trade action by the U.S. government, along with the existence of antidumping and countervailing duty orders against multiple countries, could result in reduced market availability and/or higher cost of steel rod.

If we experience a disruption to our ability to produce steel rod in our mill, coupled with a reduction of adequate and/or timely supply from alternative market sources of quality steel rod, we could experience a material negative impact on our Bedding Products segment and the Company's results of operations.

The physical effects of climate change could adversely affect our business, results of operations, and financial condition.

<u>Direct Physical Effects</u>

The acute and chronic physical effects of severe weather-related events, natural disasters, and/or significant changes in climate patterns, could have an increasingly adverse impact on our business and customers. At December 31, 2024, we had 119 manufacturing facilities in 18 countries, primarily located in North America, Europe, and Asia. We serve thousands of customers worldwide. In 2024, our customers were located in approximately 100 countries. Western states, including California and Washington, have historically experienced, and are projected to continue to experience, climate-related events (such as wildfires) at an increasing frequency. In early 2025, there were multiple wildfires in California, including unprecedented wildfires in the Los Angeles County area. We have production facilities located in California and Washington in each of our segments. To date, no facilities have suffered damage from these fires. However, because of lack of rain, higher temperatures, and unpredictable winds, we could experience potential adverse physical effects, including damage to our properties and disruption to our operations. Although our diverse geographical manufacturing footprint and our broad geographical customer base mitigates the potential physical risks of any local or regional severe weather-related event having a material effect on our operations and results, the increased frequency and severity of such weather-related events could result in potential damage to our physical assets, local infrastructure, transportation systems, water delivery systems, our customers' or suppliers' operations, as well as prolonged disruptions in our manufacturing operations (including, but not limited to, our steel rod mill and wire drawing mills), all of which could harm our business, results of operations, and financial condition.

<u>Indirect Physical Effects</u>

The physical effects of climate change could continue to have an adverse impact on our supply chain. In prior years, we experienced (due, in part, to severe weather-related impacts) supply shortages in chemicals, which restricted foam supply and constrained overall mattress production in the bedding industry. This reduced our production levels and increased the cost of chemicals and foam. Severe weather impacts could also reduce supply of other products in our supply chain that could result in higher prices for our products and the resources needed to produce them. If we are unable to secure an adequate and timely supply of products in our supply chain, or the cost of these products materially increases, it could have a negative impact on our business, results of operations, and financial condition.

Form 10-K

In recent years, drought conditions lowered water levels of the Mississippi River and Panama Canal, reducing traffic through these waterways, which impacted some of our shipments. Although these issues did not have a material impact on our results of operations, additional logistical disruptions could result in additional costs and delays in our ability to deliver products timely to certain customers.

In addition, although the cost has not been material to our business, results of operations, and financial condition, severe weather-related incidents have resulted and may, in the future, result in increased costs of property insurance.

The market transition risks related to climate change could adversely affect our business, results of operations, and financial condition.

We are engaged in the manufacture of various automotive components, including lumbar supports and massage systems for seating, seat suspension systems, motors and actuators, and cables. For several decades, automotive manufacturers have sought lightweight components designed to increase fuel efficiency in the automobiles they manufacture. Replacing traditional steel components with lightweight alternative components can directly reduce the weight of a vehicle's body and chassis and therefore reduce a vehicle's fuel consumption. This increased fuel efficiency also indirectly reduces greenhouse gas (GHG) emissions.

These long-standing market transitions have negatively impacted our market share, although not materially because of our technological competitiveness. However, if we are unable to continue to react to changes in technology, successfully develop new and innovative products, or successfully respond to evolving business trends, including continuing to produce comparatively lightweight components, our share in these markets could be materially negatively impacted.

Global economic, political, legal, and business factors could adversely impact our business.

We operate in global markets. Approximately 40% of our sales in 2024 were generated outside the United States. In addition, as of December 31, 2024, 48 manufacturing facilities and approximately one-third of our tangible long-lived assets were located outside the United States. Our reliance on sales and manufacturing facilities outside the United States expose us to a number of risks, including price and currency controls; sanctions, export controls or trade restrictions, including import and export tariffs; extraterritorial effects of U.S. laws; expropriation of assets; war, civil uprisings; political instability; nationalization of private enterprises; hyperinflationary conditions; the necessity of governmental approvals for products and operations, currency conversion, cash repatriation; and laws and regulations that may be arbitrarily applied.

These factors could result in, or could continue to result in, among other things, supply chain or production disruptions, lower consumer demand, compressed profit margins, and unfavorable foreign currency exchange rates, any of which could materially negatively impact our business, results of operations, financial condition, and cash flows.

Geopolitical Risk Factors

Conflict between China and Taiwan could lead to trade sanctions, export controls, technology disputes, or supply chain disruptions, which could, in particular, impact the semiconductor industry, and our operations globally.

Our Automotive Group uses semiconductors in seat comfort products and, to a lesser extent, in motors and actuators. Our OEM and Tier customers also use semiconductors, or components containing semiconductors, in their manufacture of automotive components and/or vehicles. This supply could be challenged by any number of unexpected or unplanned events. According to certain market reports, Taiwan and, to a lesser extent, China are leading manufacturers of the world's semiconductor supply. Conflict between China and Taiwan might lead to trade sanctions, export controls, technology disputes, or supply chain disruptions, which could, in particular, affect the semiconductor industry. If this were to occur, our Automotive Group's ability to source an adequate supply of semiconductors may be reduced, which could adversely harm our business, financial condition, and results of operations. Such a conflict also could negatively impact our OEM and Tier customers' supply chains and production schedules. In addition, any outbreak of hostilities or conflict between China and Taiwan could harm our operations globally and the operations of our customers and suppliers.

Financial Risk Factors

Our borrowing costs and access to liquidity may be impacted by lower credit ratings.

Independent rating agencies evaluate our credit profile and have assigned ratings for our long-term and short-term debt. Recently, our credit ratings have been lowered and could be lowered further. These recent downgrades have resulted in slightly higher interest rates and could impact marketability. Lower credit ratings could adversely affect our sources of borrowing and our financial arrangements, including access to the commercial paper market, our lending agreements, and supply chain financing arrangements. If we are unable to meet our short-term borrowing needs in the commercial paper market, we may need to access our credit facility or other bank debt to fund short-term working capital needs at higher interest costs.

Our inability to collect receivables in accordance with their terms could negatively impact our earnings, liquidity, cash flow, and financial condition.

Some of our customers have suffered financial difficulty. As a result, some of our customers have been unable to pay their debts to us, have exhibited slow payments, have rejected their contractual obligations to us under bankruptcy laws or otherwise, or we have had to negotiate significant discounts and/or extend financing terms with these parties. These collection issues may continue.

We monitor our receivable portfolio closely and make reserve decisions based upon individual customer credit risk reviews, aging of customer accounts, historical loss experience, and general macroeconomic and industry trends that could impact the expected collectability of all customers or pools of customers with similar risks. Our bad debt expense has fluctuated over the last three years: $6 million expense in 2024, $(7) million benefit in 2023, and $3 million expense in 2022. As of December 31, 2024, our allowance for doubtful accounts for trade receivables was $14 million. If we are unable to collect receivables on a timely basis, larger provisions for bad debt may be required and may result in a negative impact on our earnings, liquidity, cash flow, and financial condition.

Our goodwill and other long-lived assets are subject to potential impairment which could negatively impact our earnings.

A significant portion of our assets consists of goodwill and other long-lived assets, the carrying value of which would be reduced if we determine that those assets are impaired. At December 31, 2024, goodwill and other intangible assets represented $935 million, or 26% of our total assets. In addition, net property, plant, and equipment, operating lease right-of-use assets, and sundry assets totaled $1,036 million, or 28% of total assets.

<u>Goodwill Impairment</u>

We test goodwill for impairment at the reporting unit level (the business groups that are one level below the operating segments) when triggering events occur or at least annually. We perform our annual goodwill impairment testing in the second quarter.

The 2024 annual goodwill impairment testing indicated that fair value had fallen below carrying value for three reporting units, and fair value exceeded carrying value by less than 100% for one reporting unit. We had 2024 impairments of $588 million, $44 million, and $44 million in our Bedding, Work Furniture, and Hydraulic Cylinders reporting units, respectively. The fair values of our reporting units in relation to their respective carrying values and significant assumptions used are presented in the tables in Note F to the Consolidated Financial Statements, beginning on page 96.

In general, the fair values for these reporting units decreased versus prior year due to macroeconomic pressures, including low demand, particularly in residential end markets. The fair values of our reporting units were reconciled to our consolidated market capitalization, which decreased due to the significant decline in stock price during the second quarter of 2024. Our closing stock price per share was $26.17 on December 29, 2023, $19.15 on March 28, 2024, and $11.46 on June 28, 2024. We concluded that an impairment existed under generally accepted accounting principles in connection with the preparation and review of our second quarter financial statements filed on August 7, 2024 as part of the quarterly report on Form 10-Q.

While the Aerospace Products reporting unit did not incur impairment charges, fair value exceeded carrying value by 21% in our 2024 testing. Aerospace's long-term forecasts continue to reflect demand improvements as industry recovery continues.

Long-lived Asset Impairment

Late in the fourth quarter of 2023, we had a triggering event to review long-lived assets and test for impairment when certain of our Elite Comfort Solutions (ECS) and Kayfoam customers notified us of efforts to improve their financial position by moving their business to or exploring alternative suppliers, which adversely impacted our future cash flow forecast. In early January 2024, we conducted an evaluation and determined that our sales and earnings forecasts should be reduced, and, as a result, we performed a recoverability test for these asset groups. Because the forecasted undiscounted cash flows had fallen below the carrying value for these asset groups, we tested for impairment by comparing the estimated fair value of long-lived assets to their carrying values. This resulted in a non-cash pretax charge of $444 million for long-lived asset impairments (primarily customer relationships, technology, and trademark intangibles) in the Bedding Products segment during the fourth quarter of 2023. This impairment was unrelated to the 2024 Restructuring Plan.

In evaluating the potential for impairment of goodwill and other long-lived assets, we make assumptions and estimates regarding future operating performance, business trends, and market and economic performance, including future sales, operating margins, growth rates, and discount rates. If actual results or the long-term outlook of any of our reporting units materially differ from the assumptions and estimates used in the goodwill and other long-lived assets valuation calculations, we could incur future non-cash impairment charges, which could have a material negative impact on our earnings.

If we do not comply with the restrictive covenants in our credit facility, we may not be able to borrow in the commercial paper market or under our credit facility and our outstanding debt instruments may default, all of which would adversely impact our liquidity.

Our credit facility is a multi-currency facility maturing in September 2026, providing us the ability, from time to time, to borrow, repay, and re-borrow up to $1.2 billion, subject to certain restrictive covenants and customary conditions. The credit facility serves as back-up for our commercial paper borrowing. Capitalized terms used in this section but not defined herein have the meanings set forth in the Credit Agreement.

To provide additional borrowing capacity and financial flexibility, we amended our credit agreement in March 2024 to increase the Leverage Ratio from 3.50 to 1.00 to 4.00 to 1.00. After the amendment, our credit facility contains restrictive covenants which include (a) an amended Leverage Ratio requiring us to maintain, as of the last day of each fiscal quarter, or when we borrow under the credit facility (i) Consolidated Funded Indebtedness minus the lesser of: (A) Unrestricted Cash, or (B) $750 million to (ii) Consolidated EBITDA for the four consecutive trailing quarters, such ratio not being greater than 4.00 to 1.00 as of March 31, 2024 through June 30, 2025, and not greater than 3.50 to 1.00 beginning September 30, 2025 through maturity, provided however, subject to certain limitations, if we make a Material Acquisition in any fiscal quarter after June 30, 2025, at our election, the maximum Leverage Ratio shall be 4.00 to 1.00 for the fiscal quarter during which such Material Acquisition is consummated and the next three consecutive fiscal quarters; (b) a limitation of the amount of total secured obligations to 15% of our total consolidated assets; and (c) a limitation on our ability to sell, lease, transfer, or dispose of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole (other than accounts receivable sold in a Permitted Securitization Transaction, products sold in the ordinary course of business and our ability to sell, lease, transfer, or dispose of any of our assets or the assets of one of our subsidiaries to us or one of our subsidiaries, as applicable) at any given point in time.

If our earnings are reduced, the covenants in the credit facility will continue to reduce our borrowing capacity, both under the credit facility or through commercial paper issuances. Depending on the degree of earnings reduction, our liquidity could be materially negatively impacted. This covenant may also restrict our current and future operations, including (i) our flexibility to plan for, or react to, changes in our businesses and industries; and (ii) our ability to use our cash flows, or obtain additional financing, for future working capital, capital expenditures, acquisitions, or other general corporate purposes. If we are not in compliance with the restrictive covenants in our credit facility, and are not able to negotiate more lenient terms, we may not be able to access the commercial paper market or borrow under the credit facility.

Also, if we fail to comply with the covenants specified in the credit facility, we may trigger an event of default, in which case the lenders would have the right to: (i) terminate their commitment to provide loans under the credit facility; and (ii) declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. Additionally, our senior notes contain cross-default provisions which could make outstanding amounts under the senior notes immediately payable in the event of an acceleration of amounts due under the credit facility following a material uncured default. If debt under the credit facility or senior notes were to be accelerated, we may not have sufficient cash to repay this debt, which would have an immediate material adverse effect on our business, results of operations, and financial condition.

We may not be able to realize deferred tax assets on our balance sheet, depending upon the amount and source of future taxable income.

Our ability to realize deferred tax assets on our balance sheet is dependent upon the amount and source of future taxable income. As discussed in Note O of the Consolidated Financial Statements, we had $148 million of deferred tax assets (net of a $21 million valuation allowance) as of December 31, 2024. It is possible the amount and source of our taxable income could materially change in the future. This change may impact our underlying assumptions on which valuation allowances are established and negatively affect future period earnings and balance sheets. As a result, we may not be able to realize deferred tax assets on our balance sheet.

There can be no assurance that we will continue to pay cash dividends on our common stock.

We recently reduced our quarterly cash dividend per share. Dividends on shares of common stock are declared at the discretion of the Board of Directors, which may decide to further reduce, suspend or terminate the dividend, based upon general economic conditions, our financial condition, operating results, cash flows, available cash and current and anticipated cash needs, capital requirements, strategic alternatives, compliance with contractual debt leverage ratios, and other factors.

Market Risk Factors

Costs of raw materials have negatively affected, and could continue to negatively affect, our profit margins and earnings.

Raw material cost increases, whether from inflation or otherwise (and our ability to respond to cost increases through selling price increases), can significantly impact our earnings. We typically have short-term commitments from our suppliers; accordingly, our raw material costs generally move with the market. When we experience significant increases in raw material costs, we typically implement price increases to recover the higher costs. Inability to recover cost increases (or a delay in the recovery time) can negatively impact our earnings. Conversely, if raw material costs decrease, we generally pass through reduced selling prices to our customers. The timing of lower selling prices, combined with turnover rate of the higher-cost inventory on hand prior to the cost reduction, may reduce our profit margins and earnings.

Steel is our principal raw material. The global steel markets are cyclical in nature and have been volatile in recent years. This volatility can result in large swings in pricing and margins from year to year. As a producer of steel rod, we are also impacted by volatility in metal margins (the difference between the cost of steel scrap and the market price for steel rod). If market conditions cause scrap costs and rod pricing to change at different rates (both in terms of timing and amount), metal margins could continue to be compressed, and this would negatively impact our results of operations.

We import certain chemicals to supplement domestic supply, but port delays and logistics issues could limit access to those products. We have exposure to the cost of chemicals, including TDI, MDI, and polyol. The cost of these chemicals has fluctuated at times, but we have generally passed the changes through to our customers. If we are unable to obtain the chemicals or pass the cost along to our customers, our results of operations may be negatively impacted.

Higher raw material costs could lead some of our customers to modify their product designs, causing a change in the quantity and mix of our components in their finished goods (replacing higher-cost with lower-cost components). If this were to occur, it could negatively impact our results of operations.

Mattress and innerspring imports from foreign manufacturers have affected, and could continue to adversely affect, our market share, sales, profit margins, and earnings.

We continue to face pressure from foreign competitors, as some of our customers source a portion of their components and finished products offshore. We have experienced some reduced sales and lower earnings related to lower-priced imports of mattresses and innersprings. Continued lower-priced mattress and innerspring imports could further negatively impact market share, sales, profit margins, and earnings.

Form 10-K

Unfair competition could adversely affect our market share, sales, profit margins, and earnings.

We produce innersprings for mattresses that are sold to bedding manufacturers. We produce steel wire rod for consumption by our wire mills (primarily to produce innersprings) and to sell to third parties. We also produce and sell finished mattresses.

In response to petitions filed with the U.S. Department of Commerce (DOC) and the International Trade Commission (ITC) generally alleging that innersprings, steel wire rod, and mattresses were being unfairly sold in the United States by certain foreign manufacturers at less than fair value (dumping) and that certain foreign manufacturers of steel wire rod and mattresses were unfairly benefiting from subsidies, certain antidumping and/or countervailing duties have been imposed on the imports of such products. Some antidumping and countervailing duties orders are subject to ongoing appeal. The ITC is currently examining whether to extend a 2019 order on mattresses from China, following the DOC's determination in February 2025 that revocation of the 2019 duty order would likely lead to the continuation or recurrence of dumping of mattresses from China. If any of the antidumping and countervailing duties are overturned on appeal, or not extended beyond their current terms and dumping and/or subsidization recurs, or manufacturers in the subject countries circumvent the existing duties through transshipment in other jurisdictions or otherwise, our market share, sales, profit margins, and earnings could be adversely affected. For more information on antidumping and/or countervailing duties regarding innersprings, steel wire rod and mattresses, please refer to the Competition section on page 42 in Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, and Item 3. Legal Proceedings on page 30.

We operate in a highly competitive automotive industry and efforts by our competitors, as well as new entrants to the industry, to gain market share could negatively impact our business, results of operations, and financial condition.

The automotive component industry is highly competitive. The evolving automotive market, including the growth of hybrid and electric vehicles, has attracted, and may continue to attract, new OEM entrants to the industry, resulting in market share losses for our existing customers. We have also experienced increased competition from Chinese-based component suppliers who are growing market share in China, particularly with Chinese-based OEMs, which may adversely affect sales and profit margins on our products.

In Europe, economic softness and consumer affordability issues have given Chinese electric vehicle (EV) manufacturers opportunities to supply lower price electric vehicles, leading to production declines and program launch delays for our customers. In North America, consumer affordability issues and uncertainty around EV transition timelines are resulting in program launch delays and our customers replacing higher cost components with lower cost components.

If we are unable to differentiate existing or create new innovative products, adapt to new technologies or evolving customer requirements, maintain a low-cost footprint, or compete effectively, we may lose market share or be forced to reduce prices, thereby lowering our margins. Any such occurrences could adversely affect our business, results of operations, and financial condition.

We are exposed to foreign currency exchange rate risk which may negatively impact our competitiveness, profit margins, and earnings.

In 2024, 40% of our sales were generated by international operations, primarily in Europe, China, Canada, and Mexico. As of December 31, 2024, 48 of our manufacturing facilities were located outside the United States. We are exposed to currency exchange rate fluctuations by our purchase of raw materials and component parts from suppliers in multiple countries. We experience currency-related gains and losses where sales or purchases are denominated in currencies other than the functional currency. We also have balance sheet, cash flow, and net investment risk associated with foreign currency exchange rates. If the applicable foreign currency exchange rates devalue the currency we receive for the sale of our products or the currency we use to purchase raw materials or component parts from our suppliers, it may have a material adverse effect on our competitiveness, profit margins, and earnings. For more information regarding currency exchange rate risk, please refer to Note S on page 120 of the Notes to Consolidated Financial Statements.

Information Technology and Cybersecurity Risk Factors

Information technology failures, cybersecurity incidents, or new technology disruptions could have a material adverse effect on our operations.

We rely on information systems to obtain, process, analyze, and manage data and critical financial activities, as well as to facilitate the manufacture and distribution of inventory to and from our facilities. We receive, process, and ship orders and manage our accounting and financial records, including invoicing and collecting from our customers and paying our vendors. We also manage our production processes with certain industrial control systems. Consequently, we are subject to cybersecurity risk. We face risks associated with network connectivity and systems for consolidated reporting. Technology failures or security breaches of our infrastructure, including our industrial control systems, could impede normal operations, create system disruptions, or create unauthorized disclosure or alteration of confidential information.

From time to time, we have experienced immaterial cybersecurity threats and incidents. When these threats and incidents occur, we have taken appropriate remediation steps and, through investigation, determined that the threats or incidents did not have a material effect on our business, results of operations, or financial results. Although we are not aware of any material cybersecurity incidents, because of past immaterial cybersecurity threats and what we have learned in responding to those threats, we have improved cybersecurity efforts, including stronger protective processes and controls.

Although we have purchased broad form cyber insurance coverage and strive to provide a balanced level of cybersecurity protections, cybersecurity risk has increased due to remote access and increased sophistication of cybersecurity adversaries, as well as the increased frequency of cybersecurity attacks, including malware. As such, information technology failures or cybersecurity breaches could still create system disruptions or unauthorized disclosure or alterations of confidential information and disruptions to the systems of our third-party suppliers and providers. We cannot be certain that the attacker's capabilities will not compromise our technology protecting information systems or bypass our detection capabilities, including those resulting from ransomware attached to our industrial control systems. If these systems are materially interrupted or damaged by any incident or fail for any extended period of time, then our results of operations could be adversely affected. We may incur remediation costs, increased cybersecurity protection costs, ransom payments, lost revenues resulting from unauthorized use of proprietary information, litigation and legal costs, increased insurance premiums, reputational damage, damage to our competitiveness, and negative impact on our stock price and long-term shareholder value. We may also be required to devote significant management resources and expend significant additional resources to address problems created by any such interruption, damage, or failure.

The unauthorized use of artificial intelligence could expose sensitive Company information, infringe intellectual property rights, violate privacy laws, and harm our reputation.

Our business uses artificial intelligence (AI) technologies, including those offered by third parties, on a limited basis, generally to mitigate cybersecurity risks. While we prohibit the use of unauthorized AI technologies, our employees may use AI in an unauthorized manner, which could expose our sensitive data to disclosure, violate third-party intellectual property rights or privacy laws, produce inaccurate responses that could lead to errors in our business activities, and harm our reputation. Our ability to mitigate these risks will depend on our continued effective maintenance, training, monitoring, and enforcement of appropriate policies governing the use of AI technologies, and the results of any such use, by us. The legal and regulatory landscape relating to AI and its use is uncertain and rapidly evolving. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance. If any of these risks are realized, it could adversely impact our results of operations, cash flow, financial condition, and stock price.

Form 10-K

Trade Risk Factors

Tariffs by the U.S. government could result in materially lower margins, lost sales, and an overall adverse effect on our results of operations.

We import and export various raw materials, components, or finished goods across all segments, with our Bedding Products and Furniture, Flooring & Textile Products segments being the most impacted. Our customers also import into the United States various raw materials, components, or finished goods purchased from our Specialized Products and Furniture, Flooring & Textile Products segments. The United States has imposed broad-ranging tariffs on steel and aluminum (each of which we use in our manufacturing processes), a wide assortment of Chinese-made products, and other products on a country-specific basis. Additional tariffs could be imposed. In retaliation, many other countries have imposed, and could impose in the future, counter-tariffs on U.S.-produced items.

Recently, the Trump Administration imposed tariffs on imports from Canada, China, and Mexico, and then subsequently paused tariffs on imports from Canada and Mexico for at least thirty days. We have production facilities in the United States, Canada, China, and Mexico. In addition, new tariffs have been announced that will eliminate certain exclusions to existing steel tariffs and raise tariffs on aluminum imports. These new tariffs have spurred, and could also spur, additional retaliatory moves between the affected countries. Furthermore, the Trump Administration has initiated investigations into nonreciprocal trade arrangements with the goal of implementing a tariff equalization scheme, the threat or implementation of which could spur additional retaliatory moves by other countries.

If we are unable to pass through additional costs created by current or new tariffs, it could result in materially lower margins, lost sales, and an overall adverse effect on our results of operations. Tariffs also could negatively impact our customers' demand for our products, as our customers may face significantly increased costs from importing our products or from selling their foreign-produced products containing our foreign-produced components into the United States.

U.S. export controls against China could contribute to a global semiconductor shortage and negatively impact (i) our ability to manufacture and timely deliver our products, (ii) our OEM and Tier customers' production schedules, and (iii) the demand for our products.

Our Automotive Group uses semiconductors in seat comfort products and, to a lesser extent, in motors and actuators. Our OEM and Tier customers also use semiconductors, or components containing semiconductors, in their manufacture of automotive components and/or vehicles. According to certain market reports, China is a significant manufacturer of semiconductors. The U.S. government has imposed export controls regarding certain advanced semiconductor chips and semiconductor manufacturing equipment which restrict U.S. companies' ability to export these products to China without a license. The Netherlands and Japan have also moved forward with more restrictive export controls related to specific equipment used for the manufacture of semiconductors. The new controls may contribute to a global semiconductor shortage and negatively impact our ability to source an adequate supply of semiconductors used in our manufacturing processes. If so, any resulting shortage could endanger our ability to manufacture and timely deliver our products. It also could negatively impact our OEM and Tier customers' production schedules and the demand for our products. Additionally, China may adopt retaliatory trade restrictions against U.S. companies. If this occurs, our Chinese-based operations may be negatively impacted. Any of these risks, if realized, could negatively impact our business, results of operations, and financial condition.

Regulatory Risk Factors

Privacy and data protection regulations are complex and could harm our business, reputation, financial condition, and operating results.

As a multinational company with personal data and business contact information from individuals in many countries, we are subject to numerous complex and evolving data protection laws. These include the federal and state-specific laws in the United States as well as the laws of other jurisdictions where we operate, such as those in Europe, China, India, and Brazil. If our operations are found to violate these broad-ranging data protection laws, we may incur substantial fines, face reputational harm, and be required to change our business practices, any of which could have an adverse effect on our business.

As a U.S. company, the ability to manage aspects of our operation and workforce centrally and the ability to make decisions based on complete and accurate global data are important and require the ability to transfer and access personal data. The adequacy of the laws of the data-importing country are of increasing importance under various international laws. The validity of data transfer mechanisms remains subject to legal, regulatory, and political developments in many countries and could have an adverse impact on our ability to process and transfer personal data. This may inhibit our ability to transfer our employee personal data from our other operations, such as in Europe, China, and Brazil, to our headquarters in the United States or elsewhere, making it much more difficult to effectively manage our global human capital. These evolving privacy and data protection requirements create uncertainty and add compliance obligations that could harm our business, reputation, financial condition, and operating results.

Environmental regulatory compliance costs, additional potential related liabilities and climate change transition risks, including new treaties, laws, and regulations, could negatively impact our business, capital expenditures, compliance costs, results of operations, financial condition, competitive position, and reputation.

Increased focus by the United States and other governmental authorities on climate change and other environmental matters has led to enhanced regulation in these areas, which is expected to result in increased compliance costs and could subject us to potential liabilities. The extent of these costs and risks is difficult to predict and will depend, in large part, on the extent of final regulations and the ways in which those regulations are enforced.

As of December 31, 2024, we had 119 manufacturing facilities in 18 countries, primarily in North America, Europe, and Asia. Most of our facilities are engaged in manufacturing processes that produce GHG emissions, including carbon dioxide. We also maintain a fleet of over-the-road tractor trailers that emit GHG emissions when providing freight services to many of our U.S.-based manufacturing locations. There are certain transition risks (meaning risks related to the process of reducing our carbon footprint) that could materially affect our business, capital expenditures, results of operations, financial condition, competitive position, and reputation. One of these transition risks is the change in treaties, laws, policies, and regulations that could impose significant operational and compliance burdens. If our customers (who may be subject to climate change regulatory requirements or similarly proposed or newly-enacted laws and regulations) incur additional costs to comply with such laws and regulations, which in turn, impact their ability to operate at similar levels in certain jurisdictions, the demand for our products could be adversely affected.

In addition, overall, there continues to be a lack of consistent climate legislation in the jurisdictions in which we operate, which creates economic and regulatory uncertainty. If these laws or regulations (including the SEC's climate-related disclosure rules, if upheld) impose significant operational restrictions and compliance requirements on us, they could increase costs associated with our operations, including costs for raw materials and transportation. Non-compliance with climate change treaties or legislative and regulatory requirements could also lead to significant fines and penalties and negatively impact our reputation. To date, we have not experienced a material impact from such legislative and regulatory efforts. Further, we currently do not have an estimate of the capital expenditures or operating and administrative costs that may be required to implement our GHG reduction strategy or comply with regulatory requirements, but these items are expected to require capital investment and increase costs. The ultimate impact and associated cost of these legislative and regulatory developments and implementing our GHG reduction strategy cannot be predicted at this time.

Increased scrutiny from stakeholders regarding our sustainability responsibilities could expose us to additional costs or risks and adversely impact our liquidity, results of operations, reputation, employee retention, and stock price.

Investor advocacy groups, certain institutional investors, investment funds, lenders, market participants, shareholders, customers, and other stakeholders have increasingly focused on the sustainability practices of companies. These parties have placed increased importance on the social cost implications of their investments. If our sustainability practices do not meet these stakeholder expectations and standards, which continue to evolve, our access to capital may be negatively impacted based on an assessment of our sustainability practices. These limitations, in both the debt and equity markets, may materially negatively affect our ability to manage our liquidity, refinance existing debt, grow our businesses, and implement our strategies, as well as adversely impact our results of operations and the price of our common stock.

Our Sustainability Report details how we seek to manage our operations responsibly and ethically. It includes our sustainability policies and practices on a variety of matters, including, but not limited to, Board and management sustainability oversight, governance and ethics, environmental sustainability, greenhouse gas emissions reduction, employee health, safety, product stewardship, quality and safety management, and supply chain social standards and compliance. The Board's Nominating, Governance and Sustainability Committee oversees our sustainability programs and related risks. However, it is possible that stakeholders may not be satisfied with our sustainability practices or the speed of their adoption. We could also incur additional costs and require more resources to monitor, report, and comply with various sustainability practices. Furthermore, our failure, or perceived failure, to meet the standards set forth in the Sustainability Report could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us. Our Sustainability Report can be found at www.leggett.com. Our website does not constitute part of this Form 10-K.

Changes in tax laws or challenges to our tax positions pursuant to ongoing tax audits could negatively impact our earnings and cash flows.

We are subject to the tax laws and reporting rules of the United States (federal, state, and local) and several foreign jurisdictions. Current economic and political conditions make these tax rules (and governmental interpretation of these rules) subject to significant change and uncertainty. There are proposals by the Organization for Economic Cooperation and Development, the European Union, and other tax jurisdictions, some of which have already been adopted in various countries, to reform tax laws or change interpretations of existing tax rules. These proposals generally center around global base erosion and profit shifting (BEPS) concepts, and, as they are adopted, could continue to impact how our earnings and transactions are taxed as a multinational corporation. Whether, or in what form, these proposals become law in various countries around the world, or how such laws might be interpreted, could impact our assumptions related to the taxation of certain foreign earnings and have an adverse effect on our earnings and cash flows.

We are subject to audit by taxing authorities in the countries where we operate and are currently in various stages of examination in several jurisdictions. We have established liabilities we believe are appropriate, with such amounts representing what we believe is a reasonable provision for taxes that we ultimately might be required to pay. However, these liabilities could be increased over time as more information becomes known relative to the resolution of these audits, as governmental tax positions may be sustained, or we may agree to certain tax adjustments. We could incur additional tax expense if we have adjustments higher than the liabilities recorded.

We are subject to value-added taxes (VAT) in various foreign jurisdictions. Where we are entitled to a refund of the VAT we have paid, we are required to make a claim for refund from the government authorities. We establish VAT receivables for these claims, but have been experiencing refund delays in Mexico. As of December 31, 2024, we had outstanding VAT refund claims with the Mexican government of $35 million. We received $19 million of the December 31, 2024 balance in January 2025. Although we believe the amounts we claimed are fully collectible, continued government actions in Mexico, including audits of the refund amounts, could either further delay the receipt of our refunds, or cause us to settle for a lesser amount than the recorded VAT receivable. These actions could adversely impact our future cash flows and/or pretax earnings.

Litigation Risk Factors

We are exposed to litigation contingencies that, if realized, could have a material negative impact on our financial condition, results of operations, and cash flows.

Although we deny liability in all currently threatened or pending litigation proceedings, we have recorded an immaterial aggregate litigation contingency accrual at December 31, 2024. Based on current facts and circumstances, aggregate reasonably possible (but not probable) losses in excess of the recorded accruals for litigation contingencies are estimated to be $13 million. If our assumptions or analyses regarding any of our contingencies are incorrect, if facts and circumstances change, or if future litigation arises, we could realize losses in excess of the recorded accruals (and in excess of the $13 million referenced above), which could have a material negative impact on our financial condition, results of operations, and cash flows. For more information regarding our legal contingencies, please see Note T on page 121 of the Notes to Consolidated Financial Statements.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We rely on information systems to obtain, process, analyze, and manage data, as well as to facilitate the manufacture and distribution of inventory to and from our facilities. We receive, process, and ship orders, manage the billing of and collections from our customers, and manage the accounting for and payment to our vendors. We also manage our production processes with certain industrial control systems. Consequently, we are subject to cybersecurity risk.

From time to time, we have experienced immaterial cybersecurity threats and incidents. When these threats and incidents have occurred, we have taken appropriate remediation steps and, through investigation, determined that the threats or incidents did not have a material effect on our business, results of operations, or financial results.

Cybersecurity Risk Management and Strategy

We have processes in place for assessing, identifying, and managing material risks from cybersecurity threats and incidents, which is based on industry-recognized frameworks and takes a multifaceted approach to protecting our network, systems, and data, including personal information. To prevent cybersecurity incidents, we deploy a wide range of protective security technologies and tools, including, but not limited to, encryption, firewalls, endpoint detection and response, security information and event management, multi-factor authentication, and threat intelligence feeds. To maintain the effectiveness of this framework, we conduct periodic real-world simulation exercises to test, educate, promote awareness, and identify any refinements needed.

Cybersecurity threats are identified, assessed, and monitored by our Security Operations Center, which is staffed with cybersecurity professionals who report to the Company's Chief Information Security Officer (CISO), and includes resources provided by external vendors to cover continuous monitoring. When a cybersecurity threat or incident meets certain categorized thresholds, as determined by our Cybersecurity Incident Response Plan, we follow an escalation review process which can result in our CISO forwarding the threat or incident to our cybersecurity crisis response team consisting of our CEO, CFO, CHRO, CIO, and General Counsel (the "Crisis Response Team"). Our CISO and the Crisis Response Team, pursuant to guidance from our CISO, assess and manage our response to cybersecurity threats and incidents. Our CISO follows a risk-based escalation process to notify our General Counsel of certain cybersecurity threats and incidents, and our General Counsel analyzes our obligation to report any incident publicly. If the General Counsel determines disclosure is warranted, she reports this conclusion to the CISO, the Crisis Response Team, and the Company's Public Disclosure Committee for consideration and disclosure.

We have integrated cybersecurity risk into our overall enterprise risk management (ERM) process. Pursuant to the ERM process, cybersecurity risk is evaluated for likelihood, significance, and velocity on a semiannual basis by designated risk owners. The risk owners consist of a cross-functional group of leaders, led by our CISO. Based on the ERM analysis, we adjust, if necessary, our process for the identification, assessment, and monitoring of cybersecurity threats and incidents.

We engage third parties in connection with our cybersecurity identification, assessment, and response processes, including to periodically benchmark our cybersecurity program against the National Institute of Standards and Technology's Cybersecurity Framework. We also maintain active retainers with certain third parties that can be engaged in the event of a cybersecurity threat or incident. We have established a process to oversee and identify risks and cybersecurity threats associated with our third-party service providers, which includes the use of monitoring technology. We also survey certain third-party providers regarding their security controls.

Although we have not experienced any material cybersecurity incidents, because of past immaterial cybersecurity threats and incidents, and what we have learned in responding to those threats, we have increased our cybersecurity program enhancement efforts, including stronger protective controls. As of the date of this report, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected us, including our business strategy, results of operations, or financial condition. However, for a discussion of risks from cybersecurity threats that could materially affect our business strategy, results of operations, or financial condition, see Item 1A. Risk Factors - "Information technology failures, cybersecurity incidents, or new technology disruptions could have a material adverse effect on our operations" on page 23, which is incorporated by reference into this Item 1C.

Cybersecurity Governance

Our Board has oversight of all cybersecurity threats and incidents. On a quarterly basis, and more often if warranted, the Company's CIO, or the CFO in coordination with the CIO, each after consultation with the CISO, reports to the full Board any potentially material cybersecurity threat or incident and our activities monitoring the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents.

Our CISO and the Crisis Response Team, pursuant to guidance from our CISO, assess, identify, and manage material risks from cybersecurity threats and incidents, as described above under "Cybersecurity Risk Management and Strategy." The CISO has served in this role since October 2024, and has over 20 years of professional experience in identifying, evaluating, and responding to cybersecurity threats and incidents. Our CISO holds a Bachelor of Science degree from DeVry University, Addison, Illinois, a Masters in Business Administration from Western Governors University, is a Certified Information Systems Security Professional (CISSP), a GIAC Certified Incident Handler (GCIH), and holds a GIAC Certification in Strategic Planning, Policy and Leadership. Members of the Crisis Response Team have extensive work experience in systems and programming, auditing, compliance and privacy laws, financial controls and procedures, and operations management. With the assistance of the CISO, along with our internal cybersecurity and information technology professionals and our third-party cybersecurity consultants and advisors, the Crisis Response Team is charged with the responsibility of preventing, detecting, mitigating, and remediating cybersecurity threats and incidents.

Although we have purchased broad form cyber insurance coverage and strive to provide a balanced level of cybersecurity protections, cybersecurity risk has increased due to remote access and increased sophistication of cybersecurity adversaries, as well as the increased frequency of cybersecurity attacks, including malware. As such, information technology failures or cybersecurity breaches could still create system disruptions or unauthorized disclosure or alterations of confidential information and disruptions to the systems of our third-party suppliers and providers. We cannot be certain that the attacker's capabilities will not compromise our technology protecting information systems or bypass our detection capabilities, including those resulting from ransomware attached to our industrial control systems. If these systems are materially interrupted or damaged by any incident or fail for any extended period of time, then our results of operations could be adversely affected. We may incur remediation costs, increased cybersecurity protection costs, ransom payments, lost revenues resulting from unauthorized use of proprietary information, litigation and legal costs, increased insurance premiums, reputational damage, damage to our competitiveness, and negative impact on our stock price and long-term shareholder value. We may also be required to devote significant management resources and expend significant additional resources to address problems created by any such interruption, damage, or failure.

For more information regarding cybersecurity risks, refer to Item 1A. Risk Factors - Information Technology and Cybersecurity Risk Factors on page 23.

Item 2. Properties.

Our corporate office is located in Carthage, Missouri. As of December 31, 2024, we had 119 manufacturing locations in 18 countries, of which 71 were located across the United States and 48 were located in foreign countries. We also had various sales, warehouse, and administrative facilities. However, our manufacturing plants are our most important properties.

Manufacturing Locations by Segment

| Manufacturing Locations | Company-Wide | Subtotals by Segment | | |
		Bedding Products	Specialized Products	Furniture, Flooring & Textile Products
United States	71	23	6	42
Europe	19	7	10	2
China	13	1	10	2
Canada	8	—	3	5
Mexico	4	1	2	1
Other	4	1	3	—
Total	119	33	34	52

For more information regarding the geographic location of our manufacturing facilities refer to Geographic Areas of Operation under Item 1. Business on page 8.

Manufacturing Locations Owned or Leased by Segment

| Manufacturing Locations | Company-Wide | Subtotals by Segment | | |
		Bedding Products	Specialized Products	Furniture, Flooring & Textile Products
Owned	61	25	14	22
Leased	58	8	20	30
Total	119	33	34	52

We lease many of our manufacturing, warehouse, and other facilities on terms that vary by lease (including purchase options, renewals, and maintenance costs). For additional information regarding lease obligations, see Note K on page 103 of the Notes to Consolidated Financial Statements. We do not have any manufacturing facilities that are subject to liens or encumbrances that are material to the segment in which they are reported or to the Company as a whole.

No individual physical property is material to our overall manufacturing processes, except for our steel rod mill in Sterling, Illinois, and our wire mills in Carthage, Missouri, and Kouts, Indiana. These facilities are reported in our Bedding Products segment. The rod mill consists of approximately 1 million square feet of owned production space. It has annual output capacity of approximately 500,000 tons of steel rod, of which approximately half is used by our own wire mills. Our wire mills convert the steel rod into drawn steel wire. This wire is used in the production of many of our products, including mattress innersprings. A disruption to the operation of, or supply of steel scrap to, our steel rod mill could require us to purchase steel rod from alternative supply sources, subject to market availability. A disruption to the operation of, or supply of steel rod to, our wire mills could require us to purchase drawn wire from alternative supply sources, subject to market availability. Trade actions by the U.S. government, along with the existence of antidumping and countervailing duty orders against multiple countries, could result in reduced market availability and/or an increase in the cost of steel rod and/or drawn wire. If we experience a disruption in our ability to produce steel rod in our mill, for whatever reason, coupled with a reduction of adequate and/or timely supply from alternative market sources of quality steel rod, or if we experience a disruption in our ability to produce drawn wire in our wire mills, for whatever reason, coupled with a reduction of adequate and/or timely supply from alternative market sources of quality drawn wire, we could experience a material negative impact on our Bedding Products segment's and the Company's results of operations.

We believe that our owned and leased facilities are suitable and adequate for the manufacture, assembly, and distribution of our products. Our properties are strategically located to allow timely and efficient delivery of products and services to our diverse customer base. In 2024, most of our manufacturing facilities operated at less than full capacity utilization rates. As such, we have excess production capacity in most of our businesses.

In the first quarter of 2024, we committed to the 2024 Restructuring Plan, pursuant to which we have consolidated 14 manufacturing and distribution facilities in the Bedding Products segment, and two production facilities in the Furniture, Flooring & Textile Products segment, primarily in the United States. The production in the affected facilities has been consolidated into other facilities, or in a few cases, eliminated. Optimizing our manufacturing and distribution footprint should reduce complexity, improve overall efficiency, and align capacity with anticipated future market demand. For more information about the 2024 Restructuring Plan, please see the discussion under 2024 Restructuring Plan in Operational Risk Factors beginning on page 15 in Item 1A. Risk Factors, and on page 39 in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 3. Legal Proceedings.

Reference is made to the information in Note T on page 121 of the Notes to Consolidated Financial Statements, which is incorporated into this section by reference.

Mattress Antidumping Matters

Petition Regarding China, Cambodia, Indonesia, Malaysia, Serbia, Thailand, Turkey, and Vietnam. On March 31, 2020, the Company, along with six other domestic mattress producers, Brooklyn Bedding LLC, Corsicana Mattress Company, Elite Comfort Solutions (a Leggett subsidiary), FXI, Inc., Innocor, Inc., and Kolcraft Enterprises, Inc., and two labor unions, the International Brotherhood of Teamsters and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO (collectively, 2020 Petitioners), filed petitions with the U.S. Department of Commerce (DOC) and the U.S. International Trade Commission (ITC) alleging that manufacturers of mattresses in Cambodia, Indonesia, Malaysia, Serbia, Thailand, Turkey, and Vietnam were unfairly selling their products in the United States at less than fair value and manufacturers of mattresses in China were unfairly benefiting from subsidies, causing harm to the U.S. industry and seeking the imposition of duties on mattresses imported from these countries.

These petitions resulted in antidumping and countervailing duty orders imposing duties ranging from 2.22% to 763.28% on mattresses imported from China, Cambodia, Indonesia, Malaysia, Serbia, Thailand, Turkey, and Vietnam for five years, through May 2026. The ITC is currently examining whether to extend a 2019 order on mattresses from China, following the DOC's February 2025 determination that revocation of the 2019 duty order would likely lead to the continuation of reoccurrence of dumping of mattresses from China.

Following certain appeals that were filed with the U.S. Court of International Trade (CIT), some of which remain ongoing, the CIT ruled in favor of the ITC and 2020 Petitioners and sustained the ITC's unanimous injury decision. On February 15, 2024, one respondent filed an appeal of the CIT's decision to the U.S. Court of Appeals for the Federal Circuit but agreed to dismiss the appeal on October 29, 2024. As a result, this particular appeal to the U.S. Court of Appeals for the Federal Circuit has been finally resolved.

Petition Regarding Indonesia, Bosnia and Herzegovina, Bulgaria, Burma, India, Italy, Kosovo, Mexico, the Philippines, Poland, Slovenia, Spain, and Taiwan. On July 28, 2023, the Company, along with nine other domestic mattress producers, Brooklyn Bedding LLC, Carpenter Company, Corsicana Mattress Company, Future Foam, Inc., FXI, Inc., Kolcraft Enterprises Inc., Serta Simmons Bedding, LLC, Southerland Inc., and Tempur Sealy International, and two labor unions, the International Brotherhood of Teamsters and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO, filed petitions with the DOC and the ITC alleging that manufacturers of mattresses in Bosnia and Herzegovina, Bulgaria, Burma, India, Italy, Kosovo, Mexico, the Philippines, Poland, Slovenia, Spain, and Taiwan were unfairly selling their products in the United States at less than fair value (dumping) and manufacturers of mattresses in Indonesia were unfairly benefiting from subsidies, causing harm to the U.S. industry and seeking the imposition of duties on mattresses imported from these countries.

The ITC made a preliminary determination of injury on September 11, 2023. On December 26, 2023, the DOC made a negative preliminary determination regarding Indonesian subsidies, but, on February 26, 2024, imposed duties on finished mattresses. With respect to Bosnia and Herzegovina, Bulgaria, Burma, Italy, Philippines, Poland, Slovenia, and Taiwan, the DOC's final determinations were issued on May 9, 2024, and imposed duties ranging from 106.27% to 744.81% on finished mattresses. The ITC's final determination with respect to those countries was issued on June 11, 2024. In June 2029, the DOC and ITC will conduct a sunset review to determine whether to extend the orders for an additional five years.

With respect to Indonesia, India, Kosovo, Mexico, and Spain, the DOC's final determinations were issued July 16, 2024, and (excluding Indonesia) imposed duties ranging from 4.61% to 344.70%. Regarding Indonesia, the DOC found that the subsidies were below the de minimis threshold. The order evidencing the ITC's final determination as to India, Kosovo, Mexico, and Spain was issued in September 2024. This case has been finally resolved with respect to the duties and injury findings, but an importer filed an appeal with respect to the ITC's critical circumstances determination imposing retroactive duties, which is still pending. In October 2029, the DOC and ITC will conduct a sunset review to determine whether to extend the orders for an additional five years.

Environmental Matters

Item 103 of the SEC's Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions unless we reasonably believe the monetary sanctions, exclusive of interest and costs, will not equal or exceed a threshold which we determine is reasonably designed to result in disclosure of any such proceeding that is material to our business or financial condition. Item 103 states that the disclosure threshold is $300,000, or at our election, a threshold that does not exceed the lesser of $1 million or one percent of our consolidated current assets. In the past, we have used the $300,000 threshold for this purpose. However, we have determined such disclosure threshold to be $1 million. We have no environmental matters to disclose for this period under either threshold.

Item 4. Mine Safety Disclosures.

Not applicable.

Supplemental Item. Information About Our Executive Officers.

The following information is included in accordance with the provisions of Part III, Item 10 of Form 10-K, Item 401(b) of Regulation S-K, and the Instruction to Item 401 of Regulation S-K.

The table below sets forth the names, ages, and positions of persons appointed as executive officers of the Company. Executive officers are normally appointed annually by the Board of Directors.

Name	Age	Position
Karl G. Glassman	66	President and Chief Executive Officer
Benjamin M. Burns	47	Executive Vice President and Chief Financial Officer
Jennifer J. Davis	49	Executive Vice President and General Counsel
J. Tyson Hagale	47	Executive Vice President, President—Bedding Products
Ryan M. Kleiboeker	46	Executive Vice President—Chief Strategic Planning Officer
Lindsey N. Odaffer	42	Executive Vice President—Chief Human Resources Officer
R. Samuel Smith, Jr.	57	Executive Vice President, President—Specialized Products and Furniture, Flooring & Textile Products
Tammy M. Trent	58	Senior Vice President—Chief Accounting Officer

Subject to certain severance benefit agreements, the executive officers generally serve at the pleasure of the Board of Directors. The severance benefit agreements with Ms. Davis and Messrs. Glassman, Burns,

Hagale and Smith are listed as exhibits to this report. Please see Exhibit Index on page 123 for reference to the agreements.

Karl G. Glassman has served as the Company's President and Chief Executive Officer since May 2024, and served as segment manager of Specialized Products on a temporary basis until February 2025. He previously served as the Company's Executive Chairman of the Board from 2022 until his retirement in May 2023 and was first appointed Chairman of the Board in 2020. Mr. Glassman also served as the Company's Chief Executive Officer from 2016 to 2021, President from 2013 to 2019, Chief Operating Officer from 2006 to 2015, Executive Vice President from 2002 to 2013, President of the former Residential Furnishings segment from 1999 to 2006, Senior Vice President from 1999 to 2002, and in various capacities since 1982.

Benjamin M. Burns was appointed Executive Vice President and Chief Financial Officer in 2023. He previously served the Company as Executive Vice President—Business Support Services during 2023 until his appointment as CFO, Senior Vice President—Business Support Services in 2022, Vice President, Business Support Services from 2019 to 2022, Vice President, Treasurer from 2017 to 2019 and Vice President, Internal Audit/Due Diligence from 2012 to 2017. Mr. Burns served the Company in various other auditing capacities since 2003.

Jennifer J. Davis was appointed Executive Vice President and General Counsel in January 2024. She previously served as Vice President – Deputy General Counsel from 2020 to 2023, as Deputy General Counsel from 2015 to 2020, and as Associate General Counsel & Chief Litigation Counsel from 2012 to 2022 after joining the Company's Legal Department in 2006.

J. Tyson Hagale was appointed Executive Vice President, President—Bedding Products in 2023. He previously served the Company as Senior Vice President, President—Bedding Products since 2021, Commercial Vice President for Domestic Bedding since 2020, President of the Home Furniture Group in 2020, President of the Furniture Hardware Division from 2018 to 2020, Director of Market Plan Development from 2015 to 2018, and Business Development Director from 2011 to 2015. He joined Leggett in 2001 as a member of the Corporate Development Department, and served in a variety of financial and strategic roles during his first ten years with the Company.

Ryan M. Kleiboeker was appointed Executive Vice President—Chief Strategic Planning Officer in February 2024. He previously served the Company as Senior Vice President—Chief Strategic Planning Officer since 2023 and Vice President—Corporate Development and Financial Planning since 2020. He held roles within the Company's operations from 2016 to 2020, including Director of Finance and Business Development for the Specialized and Furniture, Flooring & Textile Products segments, and served as Director of Corporate Development in 2015 and in various other roles since 2005.

Lindsey N. Odaffer was appointed Executive Vice President—Chief Human Resources Officer, effective January 1, 2025. She previously served the Company as Vice President, Financial Support Services in 2024, as Vice President, Internal Audit/Due Diligence since 2017, and in various other internal audit roles of increasing responsibility since 2005.

R. Samuel Smith, Jr. was appointed as Executive Vice President, President—Specialized Products and Furniture, Flooring & Textile Products in February 2025. He previously served as Executive Vice President, President—Furniture, Flooring & Textile Products since August 2024, and Senior Vice President, President—Furniture, Flooring & Textile Products since April 2024. Mr. Smith previously served the Company as President—Home Furniture Group from 2020 to 2024, VP Operations—Home Furniture Group from 2019 to 2020, and VP Operations—Seating & Distribution from 2018 to 2019 after joining the Company in 2014 as the general manager of Matrex, a Home Furniture operation. Prior to Leggett, Mr. Smith served as Chief Operating Officer for a medical billing company, and he spent sixteen years at Unifi, Inc., a multinational textile fiber processor in various engineering, sales, and general management roles.

Tammy M. Trent was appointed Senior Vice President in 2017 and has served as Chief Accounting Officer since 2015. She previously served as Vice President from 2015 to 2017, and Staff Vice President, Financial Reporting from 2007 to 2015. She has served the Company in various financial capacities since 1998.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the New York Stock Exchange (symbol LEG).

Shareholders and Dividends

As of February 20, 2025, we had 5,748 shareholders of record.

In 2024, we decreased the annual dividend by $1.21 from $1.82 to $.61 per share.

On February 26, 2025, our Board declared a quarterly cash dividend of $.05 per share payable on April 15, 2025 to shareholders of record on March 14, 2025. We have no contractual restrictions that materially limit our ability to pay such dividends. Our Board may change our dividend policy at any time and could do so, for example, if it was to determine that (i) strategic alternative uses of cash are in the best interest of the Company and its shareholders, or (ii) we have insufficient cash to fund dividends, capital expenditures, or working capital needs, to reduce leverage, or to ensure compliance with our leverage ratio under our credit agreement. However, our current expectation is to continue paying dividends at a comparable quarterly rate or higher.

For more information on dividends, see Dividends in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on page 53.

Issuer Purchases of Equity Securities

As seen by the below table, neither us nor any affiliated purchaser purchased any shares of our common stock during any calendar month in the fourth quarter of 2024.

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 2024	—	$ —	—	10,000,000
November 2024	—	$ —	—	10,000,000
December 2024	—	$ —	—	10,000,000
Total	—	$ —	—	

[1] This column does not include shares withheld for taxes on stock unit conversions, as well as forfeitures of stock units, all of which totaled 42,500 shares in the fourth quarter of 2024. The average price per share for these shares was $10.61.

[2] On August 7, 2024, the Board authorized the Company to repurchase up to 10 million shares each calendar year. This standing authorization was first announced on Form 10-Q for the quarter ended June 30, 2024, filed August 7, 2024, and will remain in force until repealed by the Board of Directors. This standing Board authorization replaced the prior Board authorization adopted in 2022, which provided the same repurchase authority to the Company with only minor administrative differences. We substantively have had the same share repurchase authority since 2004, and this authority includes the 2025 calendar year. No specific repurchase schedule has been established. The authority does not obligate the Company to purchase a minimum number of shares.

Stock Performance Graph

The following graph and table below show the cumulative total shareholder return for five years for the Company's common stock (LEG), the S&P Midcap 400® index, the S&P SmallCap 600® index, our Old Peer Group index, and our New Peer Group index. The comparison assumes that $100 was invested on December 31, 2019 in shares of LEG and in each of the indices, and assumes that all of the dividends were reinvested. The Company exited the S&P Midcap 400® index and joined the S&P SmallCap 600® index in June 2024, at which time we began measuring the Company's relative performance against the S&P SmallCap 600® index. The Company compared itself against the S&P Midcap 400® index in previous years and this index has been included in the graph and chart below for comparative purposes only.

The Company has selected a New Peer Group of manufacturing companies to be more closely aligned with the Company's current end market exposure, macroeconomic sensitivity, and capital discipline. Our New Peer Group includes: AMETEK, Inc. (AME), Core & Main, Inc. (CNM), Fortune Brands Innovations, Inc. (FBIN), Gentherm Incorporated (THRM), La-Z-Boy Incorporated (LZB), Lear Corporation (LEA), Masco Corporation (MAS), MillerKnoll, Inc. (MLKN), Mohawk Industries, Inc. (MHK), and Somnigroup International Inc. (SGI) (formerly known as Tempur Sealy International, Inc. (TPX)). Our Old Peer Group was based on diversification, strategy, growth objectives, acquisitiveness, customer breadth, and geographic extent, which created some misalignment given the Company's current strategic and operational goals. The Old Peer Group included: Carlisle Companies Incorporated (CSL), Danaher Corporation (DHR), Dover Corporation (DOV), Eaton Corporation plc (ETN), Emerson Electric Co. (EMR), Illinois Tool Works Inc. (ITW), Ingersoll Rand Inc. (IR), Masco Corporation (MAS), Pentair plc (PNR), and PPG Industries, Inc. (PPG).



For the Years Ended						
	2019	2020	2021	2022	2023	2024
LEG	$100	$ 91	$ 88	$ 72	$ 62	$ 24
S&P Midcap 400	100	114	142	123	143	163
S&P SmallCap 600	100	111	141	118	137	149
Old Peer Group	100	125	172	147	173	194
New Peer Group	100	117	147	111	145	154

This Stock Performance Graph section does not constitute soliciting material, is not deemed filed with the Securities and Exchange Commission, is not subject to Regulation 14A or 14C of the Securities Exchange Act, as amended (the "Exchange Act"), and is not subject to the liabilities of Section 18 of the Exchange Act. Also, it is not incorporated by reference in any of our filings under the Securities Act of 1933 or the Exchange Act, whether made before or after the date of this Form 10-K and irrespective of any general incorporation language in any such filing, except to the extent we specifically incorporate this Stock Performance Graph section by reference therein.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

HIGHLIGHTS

(Dollar amounts in millions, except for per share data)	2024	2023	2022
Net trade sales	$ 4,384	$ 4,725	$ 5,147
Earnings (loss) before interest and taxes (EBIT)	(430)	(90)	485
Cash from operations	306	497	441
Total debt	1,864	1,988	2,084
Dividends per share	$ .61	$ 1.82	$ 1.74

Trade sales decreased 7% in 2024. Organic sales decreased 7% with volume declines of 4% and raw material-related price decreases of 3%. 2023 trade sales decreased 8%. Organic sales decreased 10%, with volume declines of 6% and combined raw material-related price decreases and currency impact of 4%. Acquisitions, net of divestitures, contributed 2% to sales growth.

Earnings in 2024 decreased primarily from $676 million non-cash goodwill impairment charges, $50 million of restructuring and impairment charges, lower volume and unfavorable sales mix, raw material-related pricing adjustments (primarily in our Bedding Products segment), metal margin compression in our Steel Rod business, and other expected higher expense items such as bad debt, medical, and less benefit from a reduction to a contingent purchase price liability associated with a prior year acquisition. These decreases were partially offset by the non-recurrence of a $444 million non-cash impairment of long-lived assets (primarily customer relationships, technology, and trademark intangibles), lower amortization as a result of the 2023 long-lived asset impairment, operational efficiency improvements, gains on the sale of real estate, and restructuring benefit. Earnings in 2023 decreased primarily from a $444 million non-cash impairment of long-lived assets, metal margin compression in our Steel Rod business, and lower trade sales volume in residential end markets partially offset by higher trade sales volume in industrial end markets.

In 2024, we generated $306 million in cash from operations compared to $497 million in 2023. The decrease was primarily driven by lower earnings and less benefit from working capital. Cash flow in 2023 increased primarily from working capital improvements partially offset by lower earnings.

We ended 2024 with $443 million of availability under the $1.2 billion credit facility. In November 2024, we used our commercial paper program to repay $300 million of 3.8%, 10-year bonds that matured. In 2024, we paid down $126 million of debt.

Form 10-K

We decreased the annual dividend in 2024 to $.61 per share from $1.82 per share in 2023. The decision to reduce the dividend was made following a thorough evaluation by the Board and our management team. This action along with minimal acquisitions and share repurchases frees up capital to accelerate the deleveraging of our balance sheet and solidify our long-held financial strength. We had no acquisitions in 2024 and 2023. In 2024, we used $5 million to repurchase approximately .3 million shares of our stock at an average price of $19.17.

In the first quarter of 2024, we committed to a restructuring plan (the "2024 Restructuring Plan" or "2024 Plan"). The 2024 Plan is primarily associated with our Bedding Products segment and, to a lesser extent, our Furniture, Flooring & Textile Products segment. The 2024 Plan was expanded in the second quarter of 2024 to include a restructuring opportunity within the Specialized Products segment and in the third quarter of 2024 to include the general and administrative cost structure initiatives. We continue to make solid progress implementing the 2024 Plan. Portfolio management remains a strategic priority. We are focused on simplifying our portfolio to businesses that are the right long-term fit.

These topics are discussed in more detail in the sections that follow.

INTRODUCTION

Customers

We serve a broad suite of customers, with our largest customer representing less than 8% of our sales in 2024. Many are companies whose names are widely recognized. They include bedding brands and manufacturers, residential and office furniture producers, automotive OEM and Tier 1 manufacturers, and a variety of other companies.

Organic Sales

We calculate organic sales as trade sales excluding sales attributable to acquisitions and divestitures consummated within the last twelve months. Management uses the metric, and it is useful to investors, as supplemental information to analyze our underlying sales performance from period to period in our legacy businesses.

Major Factors That Impact Our Business

Goodwill and Long-Lived Asset Impairments

A significant portion of our assets consists of goodwill and other long-lived assets, the carrying value of which may be reduced if we determine that those assets are impaired. At December 31, 2024, goodwill and other intangible assets represented $935 million, or 26% of our total assets. In addition, net property, plant and equipment, operating lease right-of-use assets, and sundry assets totaled $1,036 million, or 28% of total assets.

GOODWILL IMPAIRMENT

We test goodwill for impairment at the reporting unit level (the business groups that are one level below the operating segments) when triggering events occur or at least annually. We perform our annual goodwill impairment testing in the second quarter. The 2023 goodwill impairment testing indicated no impairments.

The 2024 annual goodwill impairment testing indicated that fair value had fallen below carrying value for three reporting units, and fair value exceeded carrying value by less than 100% for one reporting unit.

The following table represents 2024 total goodwill impairments. This includes non-cash pretax charges of $675 million related to our second quarter annual goodwill impairment testing and $1 million related to a small operation in the Bedding Products segment that reached held-for-sale status in the fourth quarter of 2024 and was associated with the 2024 Plan.

Reporting Unit	Segment	Year Ended December 31, 2024
Bedding	Bedding Products	$ 588
Work Furniture	Furniture, Flooring & Textile Products	44
Hydraulic Cylinders	Specialized Products	44
		$ 676

The fair values of our reporting units in relation to their respective carrying values and significant assumptions used are presented in the tables in Note F to the Consolidated Financial Statements, beginning on page 96.

In general, the fair values for these reporting units decreased versus prior year due to macroeconomic pressures, including low demand, particularly in residential end markets. The fair values of our reporting units were reconciled to our consolidated market capitalization, which decreased due to the significant decline in stock price during the second quarter of 2024. Our closing stock price per share was $26.17 on December 29, 2023, $19.15 on March 28, 2024, and $11.46 on June 28, 2024. We concluded that an impairment existed under generally accepted accounting principles in connection with the preparation and review of our second quarter financial statements filed on August 7, 2024 as part of the quarterly report on Form 10-Q. If actual results differ materially from estimates used in our calculations, we could incur future impairment charges.

Units with Impairments

In addition to the decline in our stock price during the second quarter, the reporting units discussed below also had the following factors contributing to the impairments:

Bedding

Domestic bedding manufacturers are facing numerous challenges, including low demand, overcapacity, and increased pressure from finished mattress imports, resulting in financial stress across the industry. The domestic mattress market has changed dramatically in a relatively short time span. The landscape has shifted from a largely domestic OEM-produced innerspring mattress market to one where innerspring, foam, and hybrid mattresses are sold at a wide range of price points through a variety of channels and produced by a mix of domestic OEMs, domestic private label producers, and import manufacturers. These changing market dynamics and weak demand have created disruption and financial instability with some of our customers.

The Bedding reporting unit's fair value exceeded carrying value by 40% at our second quarter 2023 testing date and had decreased to 19% after a triggering event occurred to test for goodwill impairment for this reporting unit late in the fourth quarter of 2023, as discussed in the "Long-lived asset impairment" section below.

Work Furniture

Work Furniture demand for both contract and residential end-use products has remained at sustained low levels. Fair value exceeded carrying value by 74% at our second quarter 2023 testing date.

Hydraulic Cylinders

The Hydraulic Cylinders reporting unit's fair value at our second quarter 2023 testing date exceeded carrying value by 18%. Fair value approximated carrying value primarily due to an August 2022 acquisition that is experiencing operational inefficiencies.

Units with No Impairments, but Fair Value Exceeded Carrying Value by Less than 100%

Aerospace Products

The Aerospace Products reporting unit did not incur impairment charges, but fair value exceeded carrying value by less than 100% at both testing dates. The fair value of this reporting unit exceeded its carrying value by 21% at our second quarter 2024 testing date as compared to 44% in 2023. Aerospace's long-term forecasts continue to reflect demand improvements as industry recovery continues.

Form 10-K

LONG-LIVED ASSET IMPAIRMENT

Late in the fourth quarter of 2023, we had a triggering event to review long-lived assets and test for impairment when certain of our Elite Comfort Solutions (ECS) and Kayfoam customers notified us of efforts to improve their financial position by moving their business to or exploring alternative suppliers, which adversely impacted our future cash flow forecast. While sales and earnings were lower as compared to acquisition-date estimates for the customer bases associated with ECS and Kayfoam (acquired in 2019 and 2021, respectively), estimated undiscounted cash flows for these asset groups exceeded their carrying amounts until the fourth quarter of 2023. In early January 2024, we conducted an evaluation and determined that our sales and earnings forecasts should be reduced, and, as a result, we performed a recoverability test for these asset groups. Because the forecasted undiscounted cash flows had fallen below the carrying value for these asset groups, we tested for impairment by comparing the estimated fair value of long-lived assets to their carrying values. This resulted in a non-cash pretax charge of $444 million for long-lived asset impairments (primarily customer relationships, technology, and trademark intangibles) in the Bedding Products segment during the fourth quarter of 2023. This impairment was unrelated to the 2024 Restructuring Plan discussed below.

The fourth quarter 2023 activities resulting in the long-lived asset impairments discussed above were also considered a triggering event for goodwill impairment testing of the Bedding reporting unit, and no impairments were indicated (as discussed in Goodwill and Long-Lived Asset Impairments) starting on page 36.

In evaluating the potential for impairment of goodwill and other long-lived assets, we make assumptions and estimates regarding future operating performance, business trends, and market and economic performance, including future sales, operating margins, growth rates, and discount rates. If actual results or the long-term outlook of any of our reporting units materially differ from the assumptions and estimates used in the goodwill and other long-lived assets valuation calculations, we could incur future non-cash impairment charges, which could have a material negative impact on our earnings.

2024 Restructuring Plan

In the first quarter of 2024, we committed to a restructuring plan. The 2024 Plan is primarily associated with our Bedding Products segment and, to a lesser extent, our Furniture, Flooring & Textile Products segment. The 2024 Plan was expanded in the second quarter of 2024 to include a restructuring opportunity within the Specialized Products segment and in the third quarter of 2024 to include the general and administrative cost structure initiatives. We expect to consolidate between 15 and 20 production and distribution facilities in the Bedding Products segment and a small number of production facilities in the Furniture, Flooring & Textile Products segment. The following summarizes the 2024 Plan activity:

2024 PROGRESS

Bedding Products segment

- Consolidated 14 production and distribution facilities (ten in U.S. Spring, three in Specialty Foam, one in Adjustable Bed)
  - Consolidated all domestic innerspring production into our four larger remaining spring production facilities
  - Exited our Mexican innerspring operation
- Downsized our Chinese innerspring operation
- Sold two properties

Specialized Products segment

- Launched restructuring activities in our Hydraulic Cylinders business to optimize manufacturing and improve operating efficiencies

Furniture, Flooring & Textile Products segment

- Closed one facility in Home Furniture
- Closed one facility in Flooring Products

Corporate

- Reduced corporate general and administrative expenses to be fully realized in 2025

2025 EXPECTATIONS

Bedding Products segment

- Further reductions of our Bedding footprint (primarily consolidations in Specialty Foam)

Specialized Products segment

- Full implementation of manufacturing efficiency improvement activities in Hydraulic Cylinders.

Furniture, Flooring & Textile Products segment

- Completion of restructuring initiatives in Flooring Products

Form 10-K

(Dollar amounts in millions-all pretax)	2024 Actual	Estimates for 2025 [1]	Total Plan Estimate 2, 3, 4	Total Plan Prior Estimate [3]
Plan activity:				
Restructuring and restructuring-related costs:				
Cash	$ 30	$15 to $20	$45 to $50	$30 to $40
Non-cash	18	15 to 20	35 to 40	35 to 45
Total costs	$ 48	$30 to $40	$80 to $90	$65 to $85
Pretax net cash from real estate [5]	$ 20	$15 to $40	$60 to $80	$60 to $80
Plan impacts:				
Sales attrition	$ 15	$ 60	$ 80	$ 80
EBIT benefit	$ 22	$55 to $60	$60 to $70	$50 to $60

[1] Estimates for 2025 sales attrition and EBIT benefit include full year impacts of the actions completed in 2024 and additional actions expected to be completed in 2025.

[2] Due to implementation timing of certain restructuring activities, we expect to have a small amount of incremental EBIT benefit and sales attrition in 2026. Additionally, due to the timing of listing properties, we expect the remainder of real estate sales to occur in 2026.

[3] Estimates of annualized sales attrition and EBIT benefit are expected to be realized after the 2024 Plan is fully implemented in late 2025.

[4] Increases in our total plan estimates for both cash costs and EBIT benefit are related to 2024 Plan activities in our Specialized Products segment and our general and administrative initiatives.

[5] Pretax net cash from real estate is only related to the 2024 Plan and does not include the sale of idle real estate. The 2024 sale of real estate resulted in a pretax gain of $17 million. We estimate up to $37 million of pretax gains on the sale of real estate in 2025.

Unrelated to the 2024 Plan, we began exploring a potential sale of our Aerospace business in 2024 and have incurred $3 million of restructuring-related costs related to this activity. This business has not reached the criteria to be classified as held for sale.

Total restructuring and restructuring-related costs, including 2024 Plan costs and costs to explore the potential sale of our Aerospace business, for the year ending December 31, 2024, were $51 million ($33 million cash and $18 million non-cash).

2024 Plan costs are expected to be substantially complete by the end of 2025.

Because of certain risks and uncertainties, the 2024 Plan may not achieve its intended outcomes. Our estimates of the number of facilities to be consolidated, EBIT benefit, sales attrition, proceeds from the sale of real estate, and the cash and non-cash costs and impairments associated with the 2024 Plan may change as our analysis develops and additional information is obtained. Also, we may not be able to implement the 2024 Plan in a timely manner that will positively impact our financial condition and results of operations. Moreover, we may not be able to dispose of real estate pursuant to the 2024 Plan or obtain the expected proceeds in a timely manner. Any potential sales of real estate pursuant to the 2024 Plan are subject to conditions, some of which may be out of our control, that could change the timing of any sale, the amounts, the pretax gains, as well as whether such sale is completed at all. Those conditions include the listing and marketing of these properties, negotiations with prospective buyers, and other factors. The 2024 Plan may also negatively impact our relationships with employees, customers, and vendors. Any failure to achieve the intended outcomes could materially adversely affect our business, financial condition, results of operations and cash flows, and liquidity.

We continue to evaluate our businesses for further restructuring opportunities in addition to those activities included in the 2024 Plan. The execution of any of these opportunities may result in additional material restructuring costs, restructuring-related costs, or impairments.

Market Demand

Market demand (including product mix) is impacted by several economic factors, with housing turnover and consumer confidence being the most significant. Other important factors include disposable income levels, employment levels, and interest rates. All of these factors influence consumer spending on durable goods, and therefore affect demand for our products and components. Some of these factors also influence spending on infrastructure, facilities, and equipment, which has historically impacted approximately 25%-30% of our sales. The dynamic macroeconomic environment has pressured most of our end markets and negatively affected the demand for our products.

In recent years, the U.S. mattress market has become increasingly bifurcated. High volume imports have dominated online sales and pressured opening and mid-tier price points for traditional domestic OEMs. Additionally, some mattress manufacturers and retailers have faced financial stress as overall consumer demand for mattresses has declined. In the near-term, the domestic mattress industry is expected to continue to experience some level of volatility resulting from industry bankruptcies and consolidations and import pressure.

Volatility related to the growth of Chinese EV manufacturers and multinational OEM market share challenges are expected to continue to impact the automotive industry. Delays in EV programs in Europe and changing expectations for internal combustion engines to EV program transitions in North America, along with consumer affordability issues, add additional uncertainty to OEM demand.

As a result of these uncertainties, we expect 2025 overall demand to be down modestly from 2024 levels.

Trends in Cost of Goods Sold

Our costs can vary significantly as market prices for raw materials (many of which are commodities) fluctuate. We typically have short-term commitments from our suppliers; accordingly, our raw material costs generally move with the market. We have also been impacted by fluctuations in transportation, energy, and labor costs. Our ability to recover higher costs (through selling price increases) is crucial. When we experience significant increases in costs, we typically implement price increases to recover the higher costs. Conversely, when costs decrease significantly, we generally pass those lower costs through to our customers. The timing of our price increases or decreases is important; we typically experience a lag in recovering higher costs, and we also realize a lag as costs decline.

Steel is our principal raw material. At various times in past years, we have experienced significant cost fluctuations in this commodity. In most cases, the major changes (both increases and decreases) were passed through to customers with selling price adjustments. Steel costs modestly declined throughout 2024 as U.S. steel markets continued to face soft demand and increased foreign competition.

As a producer of steel rod, we are also impacted by changes in metal margins (the difference in the cost of steel scrap and the market price for steel rod). Steel rod and steel scrap costs both declined modestly during 2024, leading to metal margin compression. As a result, we experienced lower metal margins in our Steel Rod business.

We have exposure to the cost of chemicals, including TDI, MDI, and polyol. The cost of these chemicals has fluctuated at times, but we have generally passed the changes through to our customers. Although pricing fluctuated throughout 2024, average costs for the year were flat versus 2023.

Our other raw materials include woven and nonwoven fabrics. We have experienced changes in the costs of these materials and generally have been able to pass them through to our customers.

When we raise our prices to recover higher raw material costs, this sometimes causes customers to modify their product designs and replace higher cost components with lower cost components. We must continue providing product options to our customers that enable them to improve the functionality of their products and manage their costs, while providing higher profits for our operations.

Form 10-K

Supply Chain Shortages and Disruptions

We have experienced supply chain disruptions related to freight challenges, including higher costs.

In recent years, drought conditions lowered water levels of the Mississippi River and Panama Canal, reducing traffic through these waterways, which impacted some of our shipments. Also, in late 2023 and early 2024, the conflict in the Red Sea caused delays with some of our shipments, while other shipments from China to the United States or Europe have been re-routed. Although these issues did not have a material impact on our results of operations, additional logistical disruptions including, but not limited to, labor availability, potential labor strikes, port congestion, and trade tensions, could result in additional costs and delays in our ability to deliver products timely to certain customers.

Competition

Many of our markets are highly competitive, with the number of competitors varying by product line. In general, our competitors tend to be smaller, private companies. Many of our competitors, both domestic and foreign, compete primarily on the basis of price. Our success has stemmed from the ability to remain price competitive while delivering innovation, product quality, and customer service.

We continue to face pressure from foreign competitors, as some of our customers source a portion of their components and finished products offshore. In addition to lower labor rates, foreign competitors benefit (at times) from lower raw material costs. They may also benefit from currency factors and more lenient regulatory climates. We typically compete in market segments that value product differentiation. When we do compete on cost, we typically remain price competitive in most of our business units, even versus many foreign manufacturers, as a result of our efficient operations, automation, vertical integration in steel rod and wire, logistics and distribution efficiencies, and large-scale purchasing of raw materials and commodities. To stay competitive with global steel costs, both contract and non-contract innerspring pricing was adjusted in the back half of 2023 and fully realized in 2024. We have also reacted to foreign competition in certain cases by developing new proprietary products that help our customers reduce total costs and by shifting production offshore to take advantage of lower input costs.

We produce innersprings for mattresses that are sold to bedding manufacturers. We produce steel wire rod for consumption by our wire mills (primarily used by our innerspring manufacturing facilities to produce innersprings) and to sell to third parties. We also produce and sell finished mattresses.

In response to petitions filed with the U.S. Department of Commerce (DOC) and the U.S. International Trade Commission (ITC) generally alleging that innersprings, steel wire rod, and mattresses were being unfairly sold in the United States by certain foreign manufacturers at less than fair value (dumping) and that certain foreign manufacturers of steel wire rod and mattresses were unfairly benefiting from subsidies, antidumping and/or countervailing duties have been imposed on the imports of such products. The ITC is currently examining whether to extend a 2019 order on mattresses from China, following the DOC's February 2025 determination that revocation of the 2019 duty order would likely lead to the continuation or reoccurrence of dumping of mattresses from China.

In March 2020, the Company, along with other petitioners, filed petitions with the DOC and the ITC alleging that manufacturers of mattresses in seven different countries were unfairly selling their products in the United States at less than fair value and manufacturers of mattresses in China were benefiting from subsidies. These petitions resulted in antidumping and countervailing duty orders set to remain in effect for five years, through May 2026, at which time the DOC and ITC will conduct a sunset review to determine whether to extend the orders for an additional five years. Following certain appeals that were filed with the U.S. Court of International Trade (CIT), some of which remain ongoing, the CIT ruled in favor of the ITC and petitioners and sustained the ITC's unanimous injury decision. In February 2024, one respondent filed an appeal of the CIT's decision to the U.S. Court of Appeals for the Federal Circuit, but that respondent agreed to dismiss the appeal on October 29, 2024. As a result, this particular appeal to the U.S. Court of Appeals for the Federal Circuit has been finally resolved.

In July 2023, the Company, along with other petitioners, filed petitions with the DOC and the ITC alleging that manufacturers of mattresses in twelve additional countries were unfairly selling their products in the United States at less than fair value and manufacturers of mattresses in Indonesia were unfairly benefiting from subsidies, causing harm to the U.S. industry and seeking the imposition of duties on mattresses imported from these countries. The ITC made a preliminary determination of injury in September 2023, and the DOC's preliminary determination on dumping was issued in February 2024. With respect to eight of the countries, the DOC's final dumping determinations were issued in May 2024, and the ITC's final injury determination was issued in June 2024. In June 2029, the DOC and ITC will conduct a sunset review to determine whether to extend those orders for an additional five years. With respect to the five remaining countries, the DOC's final determinations were issued in July 2024, and the order evidencing the ITC's final determination with respect to the four countries which were above the de minimis threshold was issued in September 2024. This case has been finally resolved with respect to the duties and injury findings, but an importer filed an appeal with respect to the ITC's critical circumstances determination imposing retroactive duties, which is still pending. In October 2029, the DOC and ITC will conduct a sunset review to determine whether to extend the orders for an additional five years.

See Item 3. Legal Proceedings on page 30 for more information.

If any of the foregoing existing or future antidumping and countervailing duties are overturned on appeal or not extended beyond their current terms and dumping and/or subsidization recurs, or manufacturers in the subject countries circumvent the existing duties through transshipment in other jurisdictions or otherwise, our market share, sales, profit margins, and earnings could be adversely affected.

RESULTS OF OPERATIONS—2024 vs. 2023

Consolidated Results

The following table shows the changes in sales and earnings during 2024 and identifies the major factors contributing to the changes from prior year.

(Dollar amounts in millions, except per share data)	Amount	%
Net trade sales:		
Year ended December 31, 2023	$ 4,725	
Approximate volume declines	(205)	(4)
Approximate raw material-related deflation	(136)	(3)
Year ended December 31, 2024	$ 4,384	(7)%
Earnings:		
(Dollar amounts, net of tax)		
Year ended December 31, 2023	$ (137)	
2024 goodwill impairment	(634)	
Non-recurring 2023 long-lived asset impairment	341	
2024 restructuring, restructuring-related, and impairment charges	(38)	
Offsetting 2023 and 2024 net real estate gains	15	
Offsetting 2023 and 2024 net insurance proceeds from tornado damage	(5)	
2024 CEO transition costs	(4)	
Special tax item	(5)	
Other items, primarily lower volume and unfavorable sales mix, raw material-related pricing adjustments, metal margin compression, and higher expenses (bad debt, medical, etc.)	(45)	
Year ended December 31, 2024	$ (512)	
2023 Earnings (Loss) Per Diluted Share	$ (1.00)	
2024 Earnings (Loss) Per Diluted Share	$ (3.73)	

Full-year trade sales decreased 7%, to $4.38 billion. Organic sales decreased 7%, with volume declines of 4% and raw material-related price decreases of 3%.

Earnings decreased as a result of the items listed in the above table. The special tax item is associated with a deferred tax asset valuation allowance related to a 2022 acquisition in our Specialized Products segment.

Interest and Income Taxes

Net interest expense in 2024 was lower by $4 million compared to 2023. Interest rates on borrowings were higher, reflecting the effect of the retirement of our $300 million Senior Notes in the fourth quarter of 2024 paid with commercial paper, but were more than offset by lower outstanding balances due to our deleveraging efforts.

Our worldwide effective income tax rate was approximately 0% in 2024 and 21% in 2023. The following table reflects how our effective income tax rate differs from the statutory federal income tax rate. See Note O on page 114 of the Notes to Consolidated Financial Statements for additional details.

	Year Ended December 31	
	2024	**2023**
Statutory federal income tax rate	21.0 %	21.0 %
Increases (decreases) in rate resulting from:		
State taxes, net of federal benefit	.1	.2
Tax effect of foreign operations	.8	(1.4)
Global intangible low-taxed income	(.4)	(1.5)
Current and deferred foreign withholding taxes	(1.9)	(7.3)
Goodwill and long-lived asset impairments	(19.5)	5.4
Stock-based compensation	(.2)	.1
Change in valuation allowance	(1.3)	(.4)
Change in uncertain tax positions, net	(.1)	(.3)
Other permanent differences, net	1.1	3.9
Other, net	—	1.4
Effective tax rate	(.4)%	21.1 %

Segment Results

In the following section we discuss 2024 sales and EBIT (earnings before interest and taxes) for each of our segments. We provide additional detail about segment results in Note C on page 89 of the Notes to Consolidated Financial Statements. We use EBIT to assess operational performance, and it is useful to investors as it aids in understanding of underlying operational profitability.

(Dollar amounts in millions)	2024	2023	Change in Sales $	Change in Sales %	% Change Organic Sales [1]
Trade sales					
Bedding Products	$ 1,751.7	$ 1,964.7	$ (213.0)	(10.8)%	(10.8)%
Specialized Products	1,239.1	1,279.8	(40.7)	(3.2)	(3.2)
Furniture, Flooring & Textile Products	1,392.8	1,480.8	(88.0)	(5.9)	(5.9)
Total trade sales	$ 4,383.6	$ 4,725.3	$ (341.7)	(7.2)%	(7.2)%

	2024	2023	Change in EBIT $	Change in EBIT %	EBIT Margins 2024	EBIT Margins 2023
EBIT						
Bedding Products	$ (549.0)	$ (344.2)	$ (204.8)	(59.5)%	(31.3)%	(17.5)%
Specialized Products	64.4	125.0	(60.6)	(48.5)	5.2	9.8
Furniture, Flooring & Textile Products	58.2	128.6	(70.4)	(54.7)	4.2	8.7
Intersegment eliminations & other	(3.5)	.2	(3.7)			
Total EBIT [2]	$ (429.9)	$ (90.4)	$ (339.5)	(375.6)%	(9.8)%	(1.9)%

	2024	2023
Depreciation and amortization		
Bedding Products	$ 59.0	$ 103.9
Specialized Products	43.0	41.1
Furniture, Flooring & Textile Products	21.7	22.5
Unallocated [3]	12.3	12.4
Total depreciation and amortization	$ 136.0	$ 179.9

[1] This is the change in sales not attributable to acquisitions or divestitures in the last 12 months.

[2] Total 2024 EBIT of $(429.9) million less interest expense net of interest income of $79.3 million and income tax of $2.2 million equals 2024 Net earnings (loss) of $(511.4) million. Total 2023 EBIT of $(90.4) million less interest expense net of interest income of $83.0 million and and income tax of $(36.6) million equals 2023 Net earnings (loss) of $(136.8) million.

[3] Unallocated consists primarily of depreciation and amortization on non-operating assets.

Bedding Products

Trade sales decreased 11%. Organic sales were down 11%, from volume declines of 6%, primarily due to demand softness in U.S. and European bedding markets and the expected exit of a customer in Specialty Foam, partially offset by higher trade rod sales. Raw material-related selling price decreases reduced sales 5%.

EBIT decreased $205 million, primarily from $588 million of non-cash goodwill impairment charges, $37 million of restructuring and impairment charges, raw material-related pricing adjustments, unfavorable sales mix in Steel Rod and Specialty Foam, metal margin compression, lower volume, and other expense items such as higher bad debt reserves and increased inventory write-downs/reserves. These decreases were partially offset

Form 10-K

by the non-recurrence of a $444 million long-lived asset impairment, lower amortization expense due to the 2023 long-lived asset impairment, gains on sales of real estate, restructuring benefit, and operational efficiency improvements in Specialty Foam.

Specialized Products

Trade sales decreased 3%. Organic sales decreased 3%. Volume decreased 3% with soft demand in the second half of the year in Automotive and Hydraulic Cylinders partially offset by strong demand in Aerospace. Raw material-related price increases were offset by currency impact.

EBIT decreased $61 million, primarily from a $44 million non-cash goodwill impairment charge in Hydraulic Cylinders, lower volume, $10 million of restructuring and impairment charges, and less benefit from a reduction to a contingent purchase price liability associated with a prior year acquisition, partially offset by disciplined cost management and operational efficiency improvements.

Furniture, Flooring & Textile Products

Trade sales decreased 6%. Organic sales were down 6%. Volume decreased 3% with continued weak demand in residential end markets and demand softness in Geo Components through the third quarter. Raw material-related selling price decreases reduced sales 3%.

EBIT decreased $70 million, primarily from a $44 million non-cash goodwill impairment charge in Work Furniture, lower volume, $2 million of restructuring charges, and the non-recurrence of a $5 million net gain on insurance proceeds from tornado damage ($7 million in 2023 and $2 million in 2024) and a $6 million gain from the sale of real estate.

RESULTS OF OPERATIONS—2023 vs. 2022

Consolidated Results

The following table shows the changes in sales and earnings during 2023, and identifies the major factors contributing to the changes from prior year.

(Dollar amounts in millions, except per share data)	Amount	% [1]
Net trade sales:		
Year ended December 31, 2022	$ 5,147	
Divestitures	(1)	— %
2022 sales excluding divestitures	5,146	
Approximate volume declines	(299)	(6)
Approximate raw material-related deflation and currency impact	(238)	(4)
Organic sales	(537)	(10)
Acquisition sales growth	116	2
Year ended December 31, 2023	$ 4,725	(8)%
Earnings:		
(Dollar amounts, net of tax)		
Year ended December 31, 2022	$ 310	
2023 long-lived asset impairment	(341)	
2023 gain on sale of real estate	8	
2023 gain from net insurance proceeds from tornado damage	7	
Other items, primarily lower metal margin and lower volume	(121)	
Year ended December 31, 2023	$ (137)	
2022 Earnings Per Diluted Share	$ 2.27	
2023 Earnings (Loss) Per Diluted Share	$ (1.00)	

[1] Calculations impacted by rounding

Full-year trade sales decreased 8%, to $4.73 billion. Organic sales decreased 10%, with volume declines of 6% and combined raw material-related price decreases and currency impact of 4%. Acquisitions, net of divestitures, contributed 2% to sales growth. Volume declines were impacted by continued weak residential end market demand, partially offset by automotive and industrial end market demand strength.

Earnings decreased primarily from a long-lived asset impairment charge, metal margin compression in our Steel Rod business, and lower trade sales volume in residential end markets.

Interest and Income Taxes

Net interest expense in 2023 was higher by $2 million compared to 2022, primarily due to increased interest rates on higher average commercial paper balances, somewhat offset by the interest expense associated with our matured 2012 $300 million Senior Notes, which were fully paid in the third quarter of 2022.

Our worldwide effective income tax rate was approximately 21% in 2023 and 23% in 2022. The following table reflects how our effective income tax rate differs from the statutory federal income tax rate. See Note O on page 114 of the Notes to Consolidated Financial Statements for additional details.

	Year Ended December 31	
	2023	**2022**
Statutory federal income tax rate	21.0 %	21.0 %
Increases (decreases) in rate resulting from:		
State taxes, net of federal benefit	.2	.9
Tax effect of foreign operations	(1.4)	(.5)
Global intangible low-taxed income	(1.5)	.6
Current and deferred foreign withholding taxes	(7.3)	2.6
Long-lived asset impairment	5.4	—
Stock-based compensation	.1	(.1)
Change in valuation allowance	(.4)	(.1)
Change in uncertain tax positions, net	(.3)	—
Other permanent differences, net	3.9	(1.0)
Other, net	1.4	(.2)
Effective tax rate	21.1 %	23.2 %

Segment Results

In the following section we discuss 2023 sales and EBIT for each of our segments. We provide additional detail about segment results in Note C on page 89 of the Notes to Consolidated Financial Statements. We use EBIT to assess operational performance, and it is useful to investors as it aids in understanding of underlying operational profitability.

(Dollar amounts in millions)	2023	2022	Change in Sales $	Change in Sales %	% Change Organic Sales [1]
Trade sales					
Bedding Products	$ 1,964.7	$ 2,356.3	$ (391.6)	(16.6)%	(16.6)%
Specialized Products	1,279.8	1,118.3	161.5	14.4	7.1
Furniture, Flooring & Textile Products	1,480.8	1,672.1	(191.3)	(11.4)	(13.5)
Total trade sales	$ 4,725.3	$ 5,146.7	$ (421.4)	(8.2)%	(10.4)%

	2023	2022	Change in EBIT $	Change in EBIT %	EBIT Margins 2023	EBIT Margins 2022
EBIT						
Bedding Products	$ (344.2)	$ 219.6	$ (563.8)	(256.7)%	(17.5)%	9.3 %
Specialized Products	125.0	99.4	25.6	25.8	9.8	8.9
Furniture, Flooring & Textile Products	128.6	165.0	(36.4)	(22.1)	8.7	9.9
Intersegment eliminations & other	.2	1.0	(.8)			
Total EBIT [2]	$ (90.4)	$ 485.0	$ (575.4)	(118.6)%	(1.9)%	9.4 %

	2023	2022
Depreciation and amortization		
Bedding Products	$ 103.9	$ 104.1
Specialized Products	41.1	40.5
Furniture, Flooring & Textile Products	22.5	23.2
Unallocated [3]	12.4	12.0
Total depreciation and amortization	$ 179.9	$ 179.8

[1] This is the change in sales not attributable to acquisitions or divestitures in the last 12 months. Refer to the respective segment discussion below for a reconciliation of the change in total segment sales to organic sales.

[2] Total 2023 EBIT of $(90.4) million less interest expense net of interest income of $83.0 million and income tax of $(36.6) million equals 2023 Net earnings (loss) of $(136.8) million. Total 2022 EBIT of $485.0 million less interest expense net of interest income of $81.4 million and income tax of $93.7 million equals 2022 Net earnings (loss) of $309.9 million.

[3] Unallocated consists primarily of depreciation and amortization on non-operating assets.

Bedding Products

Trade sales decreased 17%. Organic sales were down 17%, from volume declines of 8% and raw material-related selling price decreases, net of currency benefit, of 9%.

EBIT decreased $564 million, primarily from a $444 million non-cash long-lived asset impairment charge, lower metal margin in our Steel Rod business, and lower volume.

Specialized Products

Trade sales increased 14%. Organic sales were up 7%, from volume growth of 8% partially offset by currency impact, net of raw material-related price increases, of 1%. Acquisitions contributed 7% to sales growth.

EBIT increased $26 million, primarily from higher volume. 2023 also benefited from a $15 million reduction to a contingent purchase price liability associated with a prior year acquisition mostly offset by higher costs to support demand.

Furniture, Flooring & Textile Products

Trade sales decreased 11%. Organic sales were down 13% from volume declines of 11% and raw material-related selling price decrease, net of currency benefit, of 2%. Acquisitions contributed 2% to sales growth.

EBIT decreased $36 million, primarily from lower volume partially offset by pricing discipline, a $7 million gain on net insurance proceeds from tornado damage, and a $6 million gain on the sale of real estate.

LIQUIDITY AND CAPITALIZATION

Liquidity

Sources of Cash

Cash on Hand

At December 31, 2024, we had cash and cash equivalents of $350 million primarily invested in interest-bearing bank accounts and in bank time deposits with original maturities of three months or less. Substantially all of these funds are held in the international accounts of our foreign operations.

If we were to immediately bring back all our foreign cash to the United States in the form of dividends, we would pay foreign withholding taxes of approximately $20 million. Due to capital requirements in various jurisdictions, $70 million of this cash was inaccessible for repatriation at year end. Inaccessible cash balances can fluctuate from quarter to quarter based on the amount of foreign distributable profits available and the variability of our foreign cash balances.

Cash from Operations

The primary source of funds for our short-term cash requirements is our cash generated from operating activities. Earnings and changes in working capital levels are the two factors that generally have the greatest impact on our cash from operations.



Cash from operations decreased $191.5 million in 2024, primarily from lower earnings and less benefit from working capital versus last year.

We ended 2024 with working capital at 20.0% and adjusted working capital at 13.0% of annualized sales.[1] The table below explains this non-GAAP calculation. We eliminate cash, current debt maturities, and the current portion of operating lease liabilities from working capital to monitor our operating efficiency and performance related to trade receivables, inventories, and accounts payable. We believe this provides a more useful measurement to investors since cash and current maturities can fluctuate significantly from period to period. As discussed in Cash on Hand on page 49, substantially all of these funds are held by international operations and may not be immediately available to reduce debt on a dollar-for-dollar basis.

(Dollar amounts in millions)	2024	2023
Current assets	$ 1,690.5	$ 1,881.4
Current liabilities	846.4	1,262.6
Working capital	844.1	618.8
Cash and cash equivalents	350.2	365.5
Current debt maturities and current portion of operating lease liabilities	54.7	365.3
Adjusted working capital	$ 548.6	$ 618.6
Annualized sales [1]	$ 4,225.6	$ 4,460.4
Working capital as a percent of annualized sales	20.0 %	13.9 %
Adjusted working capital as a percent of annualized sales	13.0 %	13.9 %

[1] Annualized sales equal fourth quarter sales ($1,056.4 million in 2024 and $1,115.1 million in 2023) multiplied by 4. We believe measuring our working capital against this sales metric is more useful, since efficient management of working capital includes adjusting those net asset levels to reflect current business volume.

Three Primary Components of our Working Capital

	Amount (in millions)				Days		
	2024	2023	2022		2024	2023	2022
Trade Receivables	$ 503.0	$ 564.9	$ 609.0	**DSO** [1]	44	45	44
Inventories	$ 722.6	$ 819.7	$ 907.5	**DIO** [2]	77	81	83
Accounts Payable	$ 497.7	$ 536.2	$ 518.4	**DPO** [3]	52	50	50

[1] Days sales outstanding: ((beginning of year trade receivables + end of year trade receivables) ÷ 2) ÷ (net trade sales ÷ number of days in the period)

[2] Days inventory on hand: ((beginning of year inventory + end of year inventory) ÷ 2) ÷ (cost of goods sold ÷ number of days in the period)

[3] Days payables outstanding: ((beginning of year accounts payable + end of year accounts payable) ÷ 2) ÷ (cost of goods sold ÷ number of days in the period)

We continue to monitor all elements of working capital in order to optimize cash flow.

Trade Receivables - Our trade receivables decreased by $62 million at December 31, 2024 compared to the prior year and our DSO has been relatively consistent the last three years. The decrease in accounts receivable was primarily due to demand softness, lower pricing due to deflation, and restructuring plan impacts.

We recorded bad debt expense of $6 million during 2024 and a benefit of $7 million during 2023. Weak demand and changing market dynamics have created disruption and financial instability for some of our customers, particularly in the Bedding Products segment. A few customers began to exhibit slow payment and past-due trends during 2024. As a result, we increased our reserves for these customers and implemented payment plans where needed. The 2023 reduced expense is primarily related to adjustments to our allowance for certain reduced risk, including specifically-reserved accounts.

We monitor our receivable portfolio closely and make reserve decisions based upon individual customer credit risk reviews, aging of customer accounts, historical loss experience, and general macroeconomic and industry trends that could impact the expected collectability of all customers or pools of customers with similar risks. We obtain credit applications, credit reports, bank and trade references, and periodic financial statements from our customers to establish credit limits and terms as appropriate. In cases where a customer's payment performance or financial condition begins to deteriorate or in the event of a customer bankruptcy, we tighten our credit limits and terms and make appropriate reserves based upon the facts and circumstances for each individual customer, as well as pools of similar customers.

Inventories - Our inventories decreased by $97 million at December 31, 2024 compared to the prior year, and our DIO decreased during 2024 primarily due to the impacts of the 2024 Restructuring Plan through write-downs, efforts to manage inventory to current demand, and deflation. Throughout 2022 and 2023, inventories decreased as we worked to manage inventories to levels needed to support current demand, while maintaining our ability to service customer requirements. In 2023, raw material deflation, primarily in our Bedding Products and Furniture, Flooring & Textile Products segments, was partially offset by currency impacts and increased inventories in the Specialized Products segment to support sales growth.

We continuously monitor our slower-moving and potentially obsolete inventory through reports on inventory quantities compared to usage within the previous 12 months. We also utilize cycle counting programs and complete physical counts of our inventory. When potential write-down of inventories is indicated by these controls, we will take charges for write-downs to maintain an adequate level of reserves. Additions to inventory reserves were $36 million, $9 million, and $17 million during 2024, 2023, and 2022, respectively. Reserves increased in 2024 primarily due to 2024 Restructuring Plan impacts.

Accounts Payable - Our accounts payable decreased by $38 million at December 31, 2024 compared to the prior year, and our DPO increased during 2024. The 2024 accounts payable decrease was related to lower purchasing volumes due to softening demand and efforts to lower inventory levels, partially offset by timing of payments. The 2023 increase in accounts payable was primarily related to working capital initiatives and currency. Our payment terms did not change meaningfully since last year, and we have continued to focus on optimizing payment terms with our vendors. We continue to look for ways to establish and maintain favorable payment terms through our significant purchasing power and also utilize third-party services that offer flexibility to our vendors, which in turn helps us manage our DPO as discussed below.

Accounts Receivable and Accounts Payable Programs - We participate in trade receivables sales programs in combination with third-party banking institutions and certain customers. Under each of these programs, we sell our entire interest in the trade receivable for 100% of face value, less a discount. Because control of the sold receivable is transferred to the buyer at the time of sale, accounts receivable balances sold are removed from the Consolidated Balance Sheets, and the related proceeds are reported as cash provided by operating activities in the Consolidated Statements of Cash Flows. We had approximately $45 million and $60 million of trade receivables that were sold and removed from our Consolidated Balance Sheets at December 31, 2024 and 2023, respectively. These sales reduced our quarterly DSO by roughly four and five days at December 31, 2024 and 2023, respectively. The impact to operating cash flow was an approximate $15 million decrease and $5 million decrease for the years ended December 31, 2024 and 2023, respectively.

For accounts payable, we have historically looked for ways to optimize payment terms through utilizing third-party programs that allow our suppliers to be paid earlier at a discount or for a fee. While these programs assist us in negotiating payment terms with our suppliers, we continue to make payments based on our customary terms. Contracts with our suppliers are negotiated independently of supplier participation in the programs, and we cannot increase payment terms pursuant to the programs. The primary program allows a supplier to elect to take payment from a third party earlier with a discount, and in that case, we pay the third party on the original due date of the invoice. As such, there is no direct impact on our DPO, accounts payable, operating cash flows, or liquidity. The accounts payable settled through the third-party programs, which remain on our Consolidated Balance Sheets, were approximately $120 million and $105 million at December 31, 2024 and 2023, respectively.

The above items encompass multiple individual programs that are utilized as tools in our cash flow management, and we offer them as options to facilitate customer and vendor operating cycles. Because many of these programs operate independently, and a cessation of all these programs at the same time is not reasonably likely, we do not expect changes in these programs to have a material impact on our operating cash flows or liquidity.

Mexico Value-Added Taxes (VAT) Recoverable - We are subject to VAT in various jurisdictions. Where we are entitled to a refund of the VAT we have paid, we are required to make a claim for refund from the government authorities. We establish VAT receivables for these claims, but have been experiencing refund delays in Mexico. We believe these are fully collectible. The aggregate of current and long-term balances of Mexico VAT recoverable was $35 million and $48 million at December 31, 2024 and 2023, respectively, of which $6 million was classified as long-term as of December 31, 2024. We received $19 million of the December 31, 2024 balance in January 2025.

Commercial Paper Program

Another source of funds for our short-term cash requirements is our $1.2 billion commercial paper program. As of December 31, 2024, we had $443 million available under the program. For more information on our commercial paper program, see Commercial Paper Program on page 56.

Credit Facility

Our credit facility is a multi-currency facility providing us the ability, from time to time, to borrow, repay, and re-borrow up to $1.2 billion until the maturity date, at which time our ability to borrow under the facility will terminate. The credit facility matures in September 2026. Currently, there are no borrowings under the credit facility. For more information on our credit facility, see Credit Facility on page 57, and Note J on page 101 of the Notes to Consolidated Financial Statements.

Capital Markets

We also believe that we have the ability to raise debt in the capital markets, which acts as a source of funding of long-term cash requirements. Currently, we have $1.9 billion of total debt outstanding. The maturities of the long-term debt range from 2027 through 2051. We paid outstanding debt of $300 million senior notes which matured in November 2024 with commercial paper. For more information, please see Long-Term Debt on page 57, and Note J on page 101 of the Notes to Consolidated Financial Statements.

Uses of Cash

In 2024, the Board and our management team thoroughly evaluated our capital allocation priorities and determined to reduce our quarterly dividend. We expect to reallocate a large portion of cash spent on dividends to deleverage our balance sheet and enhance our financial position in the near term as weak demand continues to pressure earnings. In the longer term, we expect to use cash to grow our business both organically and through strategic acquisitions, while also returning cash to shareholders via a combination of dividends and share buybacks.

Capital Expenditures



Total capital expenditures in 2024 were $82 million, reflecting a balance of investing for the future while controlling our spending. We are making investments to support expansion in businesses and product lines where sales are profitably growing, for efficiency improvement and maintenance, and for system enhancements. We expect capital expenditures to approximate $100 million in 2025. For the periods covered, our employee incentive plans emphasized returns on capital, including capital expenditures and working capital. This emphasis focuses our management on asset utilization and helps ensure that we are investing additional capital dollars where attractive return potential exists.

Dividends





In the last two quarters of 2024, we paid a quarterly dividend of $.05 per share compared to $.46 per share in the last two quarters of 2023. The decision to reduce the dividend was made following a thorough evaluation by the Board and our management team. This action frees up capital to accelerate the deleveraging of our balance sheet and solidify our long-held financial strength.

Acquisitions

In 2022, we acquired four businesses for total consideration of $112 million ($83 million cash and $29 million additional contingent consideration). In August, we acquired a global manufacturer of hydraulic cylinders for heavy construction equipment with manufacturing locations in Germany and China and a distribution facility in the United States for a total final purchase price of $88 million ($61 million cash plus $27 additional contingent consideration, including a $2 million 2023 subsequent measurement period adjustment). Also in August, we acquired a small U.S. textiles business that converts and distributes construction fabrics for the furniture and bedding industries for a cash purchase price of $2 million. In early October and mid-December, we acquired two Canadian-based distributors of products used for erosion control, stormwater management, and various other applications for a cash purchase price of $7 million and $13 million, respectively.

In 2023 and 2024, we acquired no businesses.

Additional details about acquisitions can be found in Note R on page 119 of the Notes to Consolidated Financial Statements.

Stock Repurchases

Stock repurchases are the other means by which we return cash to shareholders. We have been authorized by the Board to repurchase up to 10 million shares each calendar year, but we have established no specific repurchase commitment or timetable. The amount of future repurchases is dependent upon price of the stock, the amount of discretionary cash flow generated by the Company, alternative uses for the cash (including debt reduction, organic growth opportunities, and acquisitions) and other factors. We expect stock repurchases to be minimal in 2025.

During the last three years, we repurchased a total of 2 million shares of our stock and issued 3 million shares (through employee benefit plans and stock option exercises). Our net stock repurchases were $60 million, $6 million, and $5 million in 2022, 2023, and 2024, respectively. In 2024, we repurchased .3 million shares (at an average price of $19.17) and issued 1 million shares.

Short-Term and Long-Term Cash Requirements

In addition to the expected uses of cash discussed above, we have various material short-term (12 months or less) and long-term (more than 12 months) cash requirements as of December 31, 2024 as listed below:

Cash Requirements	Short-Term	Long-Term
(Dollar amounts in millions)		
Current and long-term debt, excluding finance leases [1]	$ —	$ 1,860
Operating and finance leases [2]	60	143
Purchase obligations [3]	340	12
Interest payments [4]	57	566
Deemed repatriation tax payable [5]	12	—
Liability for pension benefits [6]	1	6
Contingent consideration [7]	5	—

[1] The long-term debt presented above could be accelerated if we were not able to make the principal and interest payments when due. See Note J on page 101 in the Notes to Consolidated Financial Statements for more information regarding scheduled maturities of our long-term debt.

[2] See Note K on page 103 in the Notes to Consolidated Financial Statements for additional information on leases.

[3] Purchase obligations primarily include open short-term (30-120 days) purchase orders that arise in the normal course of operating our facilities.

[4] Interest payments assume debt outstanding remains constant with amounts at December 31, 2024 and at rates in effect at the end of the year.

[5] In addition to the deemed repatriation tax payable, we also have deferred income taxes and other reserves for tax contingencies included in our Consolidated Balance Sheets. The resolution or settlement of these tax positions with the taxing authorities is subject to significant uncertainty. We are therefore unable to make a reliable estimate of the amount or timing of cash that may be required to settle these matters, or whether the matters will require cash to settle or resolve.

[6] See Note M on page 110 in the Notes to Consolidated Financial Statements for additional information on pension benefit plans.

[7] See Note R on page 119 in the Notes to Consolidated Financial Statements for more information on contingent consideration liabilities related to acquisitions.

See Note I on page 101 of the Notes to Consolidated Financial Statements for details regarding the accrued expenses and other liabilities reflected on our Consolidated Balance Sheets.

Capitalization

Capitalization Table

This table presents key debt and capitalization statistics at the end of the three most recent years:

(Dollar amounts in millions)	2024	2023	2022
Total debt excluding credit facility/commercial paper	$ 1,496.1	$ 1,801.6	$ 1,801.1
Less: Current maturities of long-term debt and short-term debt	1.3	308.0	9.4
Scheduled maturities of long-term debt	1,494.8	1,493.6	1,791.7
Average interest rates [1]	*3.8 %*	*3.8 %*	*3.8 %*
Average maturities in years [1]	*11.4*	*10.5*	*11.5*
Credit facility/commercial paper [2]	368.0	186.0	282.5
Weighted average interest rate on year-end balance	*5.1 %*	*5.6 %*	*4.8 %*
Average interest rate during the year	*5.6 %*	*5.2 %*	*3.2 %*
Total long-term debt	1,862.8	1,679.6	2,074.2
Deferred income taxes and other liabilities	262.2	358.3	502.4
Total equity	690.2	1,334.0	1,641.4
Total capitalization	$ 2,815.2	$ 3,371.9	$ 4,218.0
Unused committed credit: [2]			
Long-term	$ 832.0	$ 1,014.0	$ 917.5
Short-term	—	—	—
Total unused committed credit	$ 832.0	$ 1,014.0	$ 917.5
Cash and cash equivalents	$ 350.2	$ 365.5	$ 316.5

[1] These rates include current maturities, but exclude commercial paper to reflect the averages of outstanding debt with scheduled maturities.

[2] The unused committed credit amount is based on our revolving credit facility and commercial paper program which, during all periods presented, had a total authorized program amount of $1.2 billion. However, our borrowing capacity is limited by covenants to our credit facility. Reference is made to the discussion under Commercial Paper Program below on page 56 and Credit Facility on page 57 for more details about our borrowing capacity at December 31, 2024.

Commercial Paper Program

Details of our commercial paper program at December 31 are presented in the table below:

(Dollar amounts in millions)	2024	2023	2022
Total authorized program	$ 1,200.0	$ 1,200.0	$ 1,200.0
Commercial paper outstanding (classified as long-term debt)	368.0	186.0	282.5
Letters of credit issued under the credit agreement	—	—	—
Amount limited by restrictive covenants of credit facility [1]	388.8	682.1	200.9
Total program available	$ 443.2	$ 331.9	$ 716.6

[1] Our borrowing capacity is limited by covenants in our credit facility. Reference is made to the discussion under Credit Facility on page 57 for more details about our borrowing capacity at December 31, 2024.

The average and maximum amounts of commercial paper outstanding during 2024 were $290 million and $428 million, respectively. During the fourth quarter, the average and maximum amounts outstanding were $311 million and $428 million, respectively. At year end, we had no letters of credit outstanding under the credit facility, but we had issued $61 million of stand-by letters of credit under other bank agreements to take advantage of better pricing.

Over the long-term, and subject to our credit ratings, market conditions, capital needs, and alternative capital market opportunities, we expect to maintain the indebtedness under the commercial paper program by continuously repaying and reissuing the commercial paper notes. We view the notes as a source of long-term funds and have classified the borrowings under the commercial paper program as long-term borrowings on our balance sheet. We have the intent to roll over such obligations on a long-term basis and have the ability to refinance these borrowings on a long-term basis as evidenced by our $1.2 billion revolving credit facility maturing in 2026 discussed below. Recently, our credit ratings have been lowered and could be lowered further. Lower credit ratings could adversely affect our borrowing capacity and our financial arrangements, including access to the commercial paper market, our lending agreements, and supply chain financing arrangements. If we are unable to meet our short-term borrowing needs in the commercial paper market, we may rely on bank debt to fund short-term working capital needs at higher interest costs.

Credit Facility

Our multi-currency credit facility matures in September 2026. It provides us the ability, from time to time, subject to certain restrictive covenants and customary conditions, to borrow, repay, and re-borrow up to $1.2 billion. Capitalized terms used in this section but not defined herein have the meanings set forth in the Credit Agreement.

To provide additional borrowing capacity and financial flexibility, we amended our credit agreement in March 2024 to increase the Leverage Ratio from 3.50 to 1.00 to 4.00 to 1.00. After the amendment, our credit facility contains restrictive covenants which include (a) an amended Leverage Ratio requiring us to maintain, as of the last day of each fiscal quarter, or when we borrow under the credit facility (i) Consolidated Funded Indebtedness minus the lesser of: (A) Unrestricted Cash, or (B) $750 million to (ii) Consolidated EBITDA for the four consecutive trailing quarters, such ratio not being greater than 4.00 to 1.00 as of March 31, 2024 through June 30, 2025, and not greater than 3.50 to 1.00 beginning September 30, 2025 through maturity, provided however, subject to certain limitations, if we make a Material Acquisition in any fiscal quarter after June 30, 2025, at our election, the maximum Leverage Ratio shall be 4.00 to 1.00 for the fiscal quarter during which such Material Acquisition is consummated and the next three consecutive fiscal quarters; (b) a limitation of the amount of total secured obligations to 15% of our total consolidated assets; and (c) a limitation on our ability to sell, lease, transfer, or dispose of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole (other than accounts receivable sold in a Permitted Securitization Transaction, products sold in the ordinary course of business and our ability to sell, lease, transfer, or dispose of any of our assets or the assets of one of our subsidiaries to us or one of our subsidiaries, as applicable) at any given point in time. We were in compliance with all of our debt covenants at the end of 2024. For more information about long-term debt, please see Note J on page 101 of the Notes to Consolidated Financial Statements.

Our credit facility serves as back-up for our commercial paper program. At December 31, 2024, we had $368 million commercial paper outstanding and had no borrowing under the credit facility. As our trailing 12-month Consolidated EBITDA, Unrestricted Cash, and debt levels change, our borrowing capacity increases or decreases. Based on our trailing 12-month Consolidated EBITDA, Unrestricted Cash, and debt levels at December 31, 2024, our borrowing capacity under the credit facility was $443 million. However, this may not be indicative of the actual borrowing capacity moving forward, which may be materially different depending on our Consolidated EBITDA, Unrestricted Cash, debt levels, and leverage ratio requirements at that time.

Long-Term Debt

We have total debt of $1.9 billion. The maturities of the long-term debt range from 2027 through 2051. We paid outstanding debt of $300 million senior notes which matured in November 2024 with commercial paper. We expect lower interest expense as we deleverage. For more details on long-term debt see Note J on page 101 of the Notes to Consolidated Financial Statements.

Form 10-K

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. To do so, we must make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures. If we used different estimates or judgments, our financial statements could change. Some of these changes could be significant. Our estimates are frequently based upon historical experience and are considered by management, at the time they are made, to be reasonable and appropriate. Estimates are adjusted for actual events as they occur.

Critical accounting estimates are those that are: (a) subject to uncertainty and change and (b) of material impact to our financial statements. Listed below are the estimates and judgments which we believe could have the most significant effect on our financial statements.

We provide additional details regarding our significant accounting policies in Note A on page 82 of the Notes to Consolidated Financial Statements.

Description	Judgments and Uncertainty	Changes in Estimate and Effect if Actual Results Differ from Assumptions
Goodwill		
Goodwill is assessed for impairment annually as of June 30 and as triggering events occur.	Goodwill is evaluated annually for impairment as of June 30 using a quantitative analysis at the reporting unit level, which is one level below our operating segments. Judgment is required in the quantitative analysis. We estimate fair value using a combination of: (a) A discounted cash flow model that contains uncertainties related to the forecast of future results, as many outside economic and competitive factors can influence future performance as discussed in Note A on page 82 of the Notes to Consolidated Financial Statements. (b) A market approach, using price to earnings ratios for comparable publicly traded companies that operate in the same or similar industry and with characteristics similar to the reporting unit.	In 2024, we had total goodwill impairments of $676 million. We had no goodwill impairments in 2023 and 2022. Four reporting units had fair values in excess of carrying value of less than 100% in 2024 as discussed in Note F on page 96 of the Notes to Consolidated Financial Statements. At December 31, 2024, we had $794 million of goodwill. Information regarding material assumptions used to determine if a goodwill impairment exists can be found in Note A on page 82 and Note F on page 96 of the Notes to Consolidated Financial Statements. Our assumptions are based on our current business strategy in light of present industry and economic conditions, as well as future expectations. If we are not able to achieve projected performance levels, future non-cash impairments could be possible. For additional information regarding uncertainties, see discussions in Goodwill and Long-Lived Asset Impairments starting on page 36.

Description	Judgments and Uncertainty	Changes in Estimate and Effect if Actual Results Differ from Assumptions
Other Long-Lived Assets Other long-lived assets are tested for recoverability at year end and whenever events or circumstances indicate the carrying value may not be recoverable. For other long-lived assets we estimate fair value at the lowest level where cash flows can be measured.	Impairments of other long-lived assets usually occur when industry trends reduce our forecasted sales and earnings, major restructuring activities take place, or we decide to discontinue selected products. Our impairment assessments have uncertainties because they require estimates of future cash flows to determine if undiscounted cash flows are sufficient to recover carrying values of these assets. For assets where undiscounted cash flows are not expected to recover carrying value, fair value is estimated using discounted cash flow models for intangibles and right-of-use assets or estimated replacement cost for fixed assets.	In 2024, we had non-cash pretax impairment charges of $6 million, partially related to the 2024 Restructuring Plan. We had a triggering event to review long-lived assets for impairment late in the fourth quarter of 2023, which resulted in non-cash pretax impairment charges of $444 million in our Bedding Products segment. We had no impairment charges in 2022. For additional information, see Note F on page 96 of the Notes to Consolidated Financial Statements and Goodwill and Long-Lived Asset Impairments starting on page 36. At December 31, 2024, net property, plant and equipment was $724 million, net intangible assets (other than goodwill) were $140 million, and operating lease right-of-use assets were $176 million.
Inventory Reserves We reduce the carrying value of inventories to reflect an estimate of net realizable value for slow-moving (i.e., not selling very quickly) and obsolete inventory. Generally, a reserve is required when we have more than a 12-month supply of the product. The calculation also uses an estimate of the ultimate recoverability of items identified as slow-moving, based upon historical experience. If we have had no sales of a given product for 12 months, those items are generally deemed to be obsolete with no value and are written down completely.	Our inventory reserve contains uncertainties because the calculation requires management to make assumptions about the value of products that are obsolete or slow-moving. Purchases of inventories in excess of quantities ultimately sold and/or changes in customer behavior and requirements can cause inventory to become obsolete or slow-moving. Restructuring activity and decisions to narrow product offerings also impact the estimated net realizable value of inventories.	At December 31, 2024, the reserve for obsolete and slow-moving inventory was $58 million (approximately 8% of inventories). This is slightly higher than the reserves at December 31, 2023 and 2022, representing approximately 6% of inventories for both years. Additions to inventory reserves in 2024 were $36 million, which is higher than our $19 million three-year average. Reserves increased in 2024 primarily due to 2024 Restructuring Plan impacts and write-downs of selected products primarily in our Bedding Products segment. There have been no changes to our policies for establishing reserves, and we expect to return to our historical obsolescence levels. For additional information, see discussions of our inventories in the working capital section starting on page 50.

Form 10-K

Description	Judgments and Uncertainty	Changes in Estimate and Effect if Actual Results Differ from Assumptions
Income Taxes		
In the ordinary course of business, we must make estimates of the tax treatment of many transactions, even though the ultimate tax outcome may remain uncertain for some time. These estimates become part of the annual income tax expense reported in our financial statements. Subsequent to year end, we finalize our tax analysis and file income tax returns. Tax authorities periodically audit these income tax returns and examine our tax filing positions, including (among other things) the timing and amounts of deductions, and the allocation of income among tax jurisdictions. If necessary, we adjust income tax expense in our financial statements in the periods in which the actual outcome becomes more certain.	Our tax liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures related to our various filing positions. Our effective tax rate is also impacted by changes in tax laws, the current mix of earnings by taxing jurisdiction, and the results of current tax audits and assessments. At December 31, 2024 and 2023, we had $148 million and $134 million, respectively, of net deferred tax assets on our balance sheet. The ultimate realization of these deferred tax assets is dependent upon the amount, source, and timing of future taxable income. In cases where we believe it is more likely than not that we may not realize the future potential tax benefits, we establish a valuation allowance against them.	Changes in U.S. and foreign tax laws could impact assumptions related to the taxation and repatriation of certain foreign earnings. Audits by various taxing authorities continue as governments look for ways to raise additional revenue. Based upon past audit experience, we do not expect any material changes to our tax liability as a result of this audit activity; however, we could incur additional tax expense if we have audit adjustments higher than recent historical experience. We believe that appropriate valuation allowances have been recorded as necessary. However, if earnings expectations or other assumptions change such that additional valuation allowances are required, we could incur additional tax expense. Likewise, if fewer valuation allowances are needed, we could incur reduced tax expense.

CONTINGENCIES

Litigation

Accruals for Probable Losses

We are exposed to litigation contingencies that, if realized, could have a material negative impact on our financial condition, results of operations, and cash flows. Although we deny liability in all currently threatened or pending litigation proceedings, we have recorded an immaterial aggregate litigation contingency accrual of $1.4 million, $1.4 million, and $.9 million at December 31, 2024, 2023, and 2022, respectively. The accruals do not include accrued expenses related to workers' compensation, vehicle-related personal injury, product and general liability claims, taxation issues, and environmental matters, some of which may contain a portion of litigation expense. However, any litigation expense associated with these categories is not anticipated to have a material effect on our financial condition, results of operations, or cash flows. For more information regarding accrued expenses, see "Accrued expenses" under Note I on page 101 of the Notes to Consolidated Financial Statements.

Reasonably Possible Losses in Excess of Accruals

Although there are a number of uncertainties and potential outcomes associated with all of our pending or threatened litigation proceedings, we believe, based on current known facts, that additional losses, if any, are not expected to materially affect our consolidated financial position, results of operations, or cash flows. However, based upon current known facts, as of December 31, 2024, aggregate reasonably possible (but not probable, and therefore not accrued) losses in excess of the accruals for litigation contingencies are estimated to be $13 million. If our assumptions or analyses regarding any of our contingencies are incorrect, or if facts change, we could realize losses in excess of the recorded accruals (including losses in excess of the $13 million referenced above), which could have a material negative impact on our financial condition, results of operations, and cash flows. Also, we could be subject to future litigation of various types (including, but not limited to, litigation related to employment, intellectual property, environmental, taxation, vehicle-related personal injury, antitrust, climate change, and others) that could negatively impact our financial condition, results of operations, and cash flows.

For more information regarding our litigation contingencies, see Item 3. Legal Proceedings on page 30 and Note T on page 121 of the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

Climate Change

Transition Risks

Change in Laws, Policies, and Regulations. Many scientists, legislators, and others attribute climate change to increased levels of greenhouse gas (GHG) emissions, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit such emissions. At December 31, 2024, we had 119 manufacturing facilities in 18 countries. We also maintain a fleet of over-the-road tractor trailers that emit GHG emissions. Our manufacturing facilities are primarily located in North America, Europe, and Asia. There are certain transition risks (meaning risks related to the process of reducing our carbon footprint) that could materially affect our business, capital expenditures, results of operations, financial condition, competitive position, and reputation. One of these transition risks is the change in treaties, laws, policies, and regulations that could impose significant operational and compliance burdens. If our customers (who may be subject to climate change regulatory requirements or similarly proposed or newly-enacted laws and regulations) incur additional costs to comply with such laws and regulations, which in turn, impact their ability to operate at similar levels in certain jurisdictions, the demand for our products could be adversely affected. Also, overall, there continues to be a lack of consistent climate legislation in the jurisdictions in which we operate, which creates economic and regulatory uncertainty. If these laws or regulations (including the SEC's rule regarding climate-related disclosures, if upheld) impose significant operational restrictions and compliance requirements on us, they could increase costs associated with our operations, including costs for raw materials and transportation. Non-compliance with climate change treaties, legislative, and regulatory requirements could also negatively impact our reputation. To date, however, we have not experienced a material impact from such legislative and regulatory efforts.

Market Transition. We are engaged in the manufacture of various automotive components, including lumbar supports and massage systems for seating, seat suspension systems, motors and actuators, and cables. For several decades, automotive manufacturers have sought lightweight components designed to increase fuel efficiency in the automobiles they manufacture. Replacing traditional steel components with lightweight alternative components can directly reduce the weight of a vehicle's body and chassis and therefore reduce a vehicle's fuel consumption. This increased fuel efficiency also indirectly reduces GHG emissions.

These long-standing market transitions have negatively impacted our market share, although not materially because of our technological competitiveness. However, if we are unable to continue to react to changes in technology, successfully develop new and innovative products, or successfully respond to evolving business trends, including continuing to produce comparatively lightweight components, our share in these markets could be materially negatively impacted.

Physical Climate Change Risks

Direct Physical Effects. The acute and chronic physical effects of severe weather-related events, natural disasters, and/or significant changes in climate patterns, could have an increasingly adverse impact on our business and customers. As mentioned above, at December 31, 2024, we had 119 manufacturing facilities in 18 countries, primarily in North America, Europe, and Asia. We serve thousands of customers worldwide. In 2024, our largest customer represented less than 8% of our sales, and our customers were located in approximately 100 countries. Although our diverse geographical manufacturing footprint and our broad geographical customer base mitigates the potential physical risks of any local or regional severe weather-related event having a material effect on our operations and results, the increased frequency and severity of such weather-related events could result in potential damage to our physical assets, local infrastructure, transportation systems, water delivery systems, our customers' or suppliers' operations, as well as prolonged disruptions in our manufacturing operations (including, but not limited to, our steel rod mill and wire drawing mills), all of which could harm our business, results of operations, and financial condition.

Indirect Physical Effects. The physical effects of climate change could continue to have an adverse impact on our supply chain. In prior years, we experienced (due, in part, to severe weather-related impacts) supply shortages in chemicals, which restricted foam supply and constrained overall mattress production in the bedding industry. This reduced our production levels and increased the cost of chemicals and foam. Severe weather impacts could also reduce supply of other products in our supply chain that could result in higher prices for our products and the resources needed to produce them. If we are unable to secure an adequate and timely supply of products in our supply chain, or the cost of these products materially increases, it could have a negative impact on our business, results of operations, and financial condition.

In recent years, drought conditions lowered water levels of the Mississippi River and Panama Canal, reducing traffic through these waterways, which impacted some of our shipments. Although these issues did not have a material impact on our results of operations, additional logistical disruptions could result in additional costs and delays in our ability to deliver products timely to certain customers.

In addition, although the cost has not been material to our business, results of operations, and financial condition, severe weather-related incidents have resulted and may, in the future, result in increased costs of property insurance.

GHG Reduction Strategy and Compliance Costs

To date, we have not experienced material climate-related compliance costs. However, evaluating opportunities to reduce our carbon footprint, setting goals for carbon reduction, and measuring performance in achieving those goals are part of our sustainability and corporate governance strategy. We have completed our GHG emissions inventory covering 2019 through 2023. To ensure our information is complete and accurate, we engaged a third-party limited assurance provider for all years. Our emissions inventory includes Scope 1 and Scope 2 carbon dioxide equivalent emissions. We considered the principles and guidance of the GHG Protocol Corporate Accounting and Reporting Standard. As of the end of 2023, our total GHG emissions, measured using a market-based approach, were approximately 25% less than our combined Scope 1 and 2 GHG emissions over our baseline year of 2019, which was due in significant part, to the decrease in production over the same time period.

Our baseline measurement will inform a long-term GHG reduction strategy, including setting reduction targets and other key performance areas. Our key initiatives as we move through 2025 and into 2026 include: developing our emissions reduction pathways to reduce GHG emissions, undertaking our first Scope 3 emissions inventory, assessing where emission reduction opportunities lie within our value chain, and preparing for and complying with new reporting requirements. We anticipate setting a climate reduction target in line with climate science by the end of 2025. We currently do not have an estimate of the capital expenditures or operating costs that may be required to implement our GHG reduction strategy. However, we do not expect that such capital expenditures or operating costs will be material to our financial condition or results of operations. Our GHG reduction strategy is expected to be published in our 2025 Sustainability Report. Our current Sustainability Report can be found at www.leggett.com/sustainability. Neither our Sustainability Report nor the Leggett website constitute part of this Annual Report on Form 10-K.

Cybersecurity Risk

We rely on information systems to obtain, process, analyze, and manage data, as well as to facilitate the manufacture and distribution of inventory to and from our facilities. We receive, process, and ship orders, manage the billing of and collections from our customers, and manage the accounting for and payment to our vendors. We also manage our production processes with certain industrial control systems. Consequently, we are subject to cybersecurity risk.

Although we have purchased broad form cyber insurance coverage and strive to provide a balanced level of cybersecurity protections, cybersecurity risk has increased due to remote access and increased sophistication of cybersecurity adversaries, as well as the increased frequency of cybersecurity attacks. As such, information technology failures or cybersecurity breaches could still create system disruptions or unauthorized disclosure or alterations of confidential information and disruptions to the systems of our third-party suppliers and providers. We cannot be certain that the attacker's capabilities will not compromise our technology protecting information systems or bypass our detection capabilities, including those resulting from ransomware attached to our industrial control systems. If these systems are interrupted or damaged by any incident or fail for any extended period of time, then our results of operations could be adversely affected. We may incur remediation costs, increased cybersecurity protection costs, lost revenues resulting from unauthorized use of proprietary information, litigation and legal costs, increased insurance premiums, reputational damage, damage to our competitiveness, and negative impact on our stock price and long-term shareholder value. We may also be required to devote significant management resources and expend significant additional resources to address problems created by any such interruption, damage, or failure.

For more information regarding cybersecurity risks, refer to Information Technology and Cybersecurity Risk Factors on page 23 and Item 1C. Cybersecurity on page 27.

NEW ACCOUNTING STANDARDS

The FASB has issued accounting guidance effective for current and future periods. See Note A on page 82 of the Notes to Consolidated Financial Statements for a more complete discussion.

TERMINATION OF PENSION PLAN

In September 2024, the Board of Directors approved a resolution to merge two of our domestic defined benefit pension plans and terminate the resulting merged plan effective December 31, 2024. Participants in the plan have stopped earning benefits. The distribution of plan assets and settlement of benefit obligations will occur after the plan termination satisfies all regulatory requirements, which is expected to be completed by mid-2026. The plan was underfunded by $4 million and $6 million as of December 31, 2024 and 2023, respectively. Upon completion, we expect to recognize a pretax pension settlement charge that will include a non-cash charge for the recognition of pretax actuarial losses in Accumulated other comprehensive loss ($22 million as of December 31, 2024) and any additional cash contributions that may be needed to settle the plan's obligations. The actual amount of the settlement charge and any potential cash contribution will depend on various factors. For more information on the termination of the merged plan, see Note M beginning on page 110 of the Notes to Consolidated Financial Statements.

Form 10-K

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

(Unaudited)
(Dollar amounts in millions)

Interest Rates

The table below provides information about our debt obligations sensitive to changes in interest rates. Substantially all of the debt shown in the table below is denominated in U.S. dollars. The fair value of fixed rate debt was approximately $245.0 million less than carrying value at December 31, 2024 and approximately $175.0 million less than carrying value at December 31, 2023. The fair value of the fixed rate debt was based on quoted prices in an active market. The fair value of variable rate debt is not significantly different from its recorded amount.

Long-term debt as of December 31,	Scheduled Maturity Date						2024	2023
	2025	2026	2027	2028	2029	Thereafter		
Principal fixed rate debt	$ —	$ —	$500.0	$ —	$500.0	$ 500.0	$1,500.0	$1,800.0
Average stated interest rate	—	—	*3.50 %*	—	*4.40 %*	*3.50 %*	3.80 %	3.80 %
Principal variable rate debt	—	—	1.8	—	—	2.0	3.8	3.8
Unamortized discounts and deferred loan costs							(11.7)	(13.6)
Commercial paper [1]							368.0	186.0
Miscellaneous debt and finance leases							4.0	11.4
Total debt							1,864.1	1,987.6
Less: current maturities							1.3	308.0
Total long-term debt							$1,862.8	$1,679.6

[1] The weighted average interest rate for the average net commercial paper outstanding activity during the years ended December 31, 2024 and 2023 was 5.6% and 5.2%, respectively.

Derivative Financial Instruments

We are subject to market and financial risks related to interest rates and foreign currency. In the normal course of business, we utilize derivative instruments (individually or in combinations) to reduce or eliminate these risks. We seek to use derivative contracts that qualify for hedge accounting treatment; however, some instruments may not qualify for hedge accounting treatment. It is our policy not to speculate using derivative instruments. Information regarding cash flow hedges and fair value hedges is provided in Note A beginning on page 82 and Note S beginning on page 120 of the Notes to Consolidated Financial Statements and is incorporated by reference into this section.

Investment in Foreign Subsidiaries

We view our investment in foreign subsidiaries as a long-term commitment. This investment may take the form of either permanent capital or notes. Our net investment (i.e., total assets less total liabilities subject to translation exposure) in foreign operations with functional currencies other than the U.S. dollar at December 31 is as follows:

Functional Currency (amounts in millions)	2024	2023
European Currencies	$ 396.5	$ 525.9
Chinese Yuan	267.2	271.2
Canadian Dollar	208.9	236.3
Mexican Peso	71.4	85.4
Other	78.8	83.3
Total	$ 1,022.8	$ 1,202.1

Item 8. Financial Statements and Supplementary Data.

The Consolidated Financial Statements and Notes and Financial Statement Schedule included in this Report are listed and included in Item 15 on page 72, and are incorporated by reference into this item.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Effectiveness of the Company's Disclosure Controls and Procedures

An evaluation as of December 31, 2024, was carried out by the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded the Company's disclosure controls and procedures were effective, as of December 31, 2024, to provide assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting and Auditor's Attestation Report

Management's Annual Report on Internal Control over Financial Reporting can be found on page 73, and the Report of Independent Registered Public Accounting Firm regarding the effectiveness of the Company's internal control over financial reporting can be found on page 74 of this Form 10-K. Each is incorporated by reference into this Item 9A.

Changes in the Company's Internal Control Over Financial Reporting

There were no changes during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

During the three months ended December 31, 2024, no director or officer (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) of the Company adopted, modified, or terminated a "Rule 10b5-1 trading arrangement."

The following elections made pursuant to the Company's Deferred Compensation Program ("*DC Program*") and Executive Stock Unit Program ("*ESU Program*") may be considered to constitute "non-Rule 10b5-1 trading arrangements." As such, we have disclosed them below. All elections were made at a time when the individual was not aware of material non-public information about the Company. The securities under the DC Program and the ESU Program are issued from the Company to the individual and no market transaction is involved.

Elections were made pursuant to the DC Program, effective December 15, 2024, which deferred cash compensation that would have been earned from January 1, 2025 through December 31, 2025, into Company stock units convertible into Company common stock on a one-to-one basis. Joseph W. McClanathan (director), Manuel A. Fernandez (director), Benjamin M. Burns (EVP and CFO), Jennifer J. Davis (EVP and General Counsel), J. Tyson Hagale (EVP, President - Bedding Products), Ryan M. Kleiboeker (EVP and Chief Strategic Planning Officer), Lindsey N. Odaffer (EVP and CHRO), R. Samuel Smith, Jr. (EVP, President - Specialized Products and Furniture, Flooring & Textile Products), and Tammy M. Trent (SVP and CAO) elected to defer cash compensation into stock units. The number of stock units acquired under the DC Program is determined by taking the cash deferred and dividing it by 80% of the closing price of the Company common stock on the NYSE on the date the cash would have otherwise been paid.

On December 2, 2024, Karl G. Glassman (President and CEO, director) elected to participate in the ESU program beginning January 1, 2025. The number of stock units awarded in the ESU Program is determined by taking the amount of any Company matching contributions and dividend equivalent contributions and dividing it by 85% of the fair market value of the Company common stock on the date the cash would have otherwise been paid.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The subsections titled "PROPOSAL ONE: Election of Directors," "Board and Committee Composition and Meetings," "Consideration of Director Nominees and Diversity," "Delinquent Section 16(a) Reports," and "Director Independence and Board Service," as well as the introductory paragraph under the "Corporate Governance and Board Matters" section in the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 7, 2025, are incorporated by reference.

Directors of the Company

Directors are normally elected annually at the Annual Meeting of Shareholders and hold office until the next annual meeting of shareholders or until their successors are elected and qualified. All current directors, except Mark A. Blinn and Manuel A. Fernandez, have been nominated for re-election at the Company's annual meeting of shareholders to be held May 7, 2025. On February 25, 2025, Mr. Blinn and Mr. Fernandez notified the Company that each will retire as a director effective as of the annual shareholders meeting.

In order to be nominated for election as a director, a nominee must submit a contingent resignation to the Nominating, Governance and Sustainability Committee (NGS Committee). The resignation will become effective only if (i) the director nominee fails to receive an affirmative vote of a majority of the shares, represented in person or by proxy, entitled to vote at a meeting for the election of directors; and (ii) the Board accepts the resignation. If a nominee fails to receive an affirmative majority of such votes, the NGS Committee will make a recommendation to the Board of Directors whether to accept or reject the director's resignation and whether any other action should be taken. If a director's resignation is not accepted, that director will continue to serve until the Company's next annual meeting or until his or her successor is duly elected and qualified. If the Board accepts the director's resignation, it may, in its sole discretion, either fill the resulting vacancy or decrease the size of the Board to eliminate the vacancy.

Brief biographies of the Company's Board of Directors are provided below.

Angela Barbee, age 59, was Senior Vice President of Technology and Global R&D of Weber Inc., a manufacturer of charcoal, gas, pellet, and electric outdoor grills and accessories, from 2021 until 2022. She previously served as Vice President of Advance Development, Global Kitchen & Bath Group of Kohler Company, a global leader in design, innovation and manufacture of kitchen and bath products, engines and power systems, and luxury cabinetry and tile, from 2020 to 2021, and as Vice President of New Product Development and Engineering, Global Faucets from 2018 to 2020. Ms. Barbee served as Director of Global Creative Design Operations of General Motors, a global company that designs, builds, and sells trucks, crossovers, cars, and automobile parts and accessories, from 2013 to 2017, and in various other capacities since 1994. Ms. Barbee holds a bachelor's degree in mechanical engineering from Wayne State University, a master's degree in mechanical engineering from Purdue University, and has completed the Executive Education Program in the Ross Business School at the University of Michigan. Through her positions at Weber, Kohler, and General Motors, Ms. Barbee has a wide-ranging knowledge of manufacturing, engineering and innovation, management, and operations in the consumer products and automotive industries. She also has extensive international experience in leading engineering, development and innovation efforts. She was first elected as a director of the Company in 2022.

Mark A. Blinn, age 63, was President and Chief Executive Officer and a director of Flowserve Corporation, a leading provider of fluid motion and control products and services for the global infrastructure markets, from 2009 until his retirement in 2017. He previously served Flowserve as Chief Financial Officer from 2004 to 2009 and in the additional role of Head of Latin America from 2007 to 2009. Prior to Flowserve, Mr. Blinn's positions included Chief Financial Officer of FedEx Kinko's Office and Print Services Inc. and Vice President, Corporate Controller and Chief Accounting Officer of Centex Corporation. Mr. Blinn holds a bachelor's degree, a law degree, and an MBA from Southern Methodist University. Mr. Blinn currently serves as a director of Texas Instruments, Incorporated, a global semiconductor design and manufacturing company, Emerson Electric Co., a global technology and engineering company for industrial, commercial and residential markets, and Globe Life Inc., a financial services holding company specializing in life insurance, annuity, and supplemental health insurance products. He previously served as a director of Kraton Corporation, a leading

Form 10-K

global producer of polymers for a wide range of applications. As the former CEO and CFO of Flowserve, Mr. Blinn has exceptional leadership experience in operations and finance, as well as strategic planning and risk management. His board service at other global, public companies provides additional perspective on current finance, oversight, and governance matters. He was first elected as a director of the Company in 2019.

Robert E. Brunner, age 67, was the Executive Vice President of Illinois Tool Works (ITW), a Fortune 250 global, multi-industrial manufacturer of advanced industrial technology, from 2006 until his retirement in 2012. He previously served ITW as President—Global Auto beginning in 2005 and President—North American Auto from 2003. Mr. Brunner holds a degree in finance from the University of Illinois and an MBA from Baldwin-Wallace University. Mr. Brunner currently serves as the independent Board Chair of Lindsay Corporation, a global manufacturer of irrigation equipment and road safety products, and previously served as a director of NN, Inc., a diversified industrial company that designs and manufactures high-precision components and assemblies on a global basis. Mr. Brunner's experience and leadership with ITW, a diversified manufacturer with a global footprint, provides valuable insight to our Board on the automotive strategy, business development, mergers and acquisitions, operations, and international issues. He was first elected as a director of the Company in 2009.

Mary Campbell, age 57, served as President, vCommerce Ventures of Qurate Retail, Inc., from 2022 until her retirement at the end of 2023. Qurate Retail is comprised of a select group of retail brands including QVC, HSN, Ballard Designs, Frontgate, Garnet Hill, and Grandin Road and is a leader in video commerce, and a leader in mobile and social commerce. During her more than 20 years with the company, Ms. Campbell held various leadership positions across the Merchandising, Planning and Commerce Platforms functions. Most recently, and prior to her most recent position, she served as Chief Merchandising Officer of Qurate Retail Group and Chief Commerce Officer of QVC from 2018 to 2022, as Chief Merchandising and Interactive Officer in 2018, as Chief Interactive Experience Officer from 2017 to 2018, and as Executive Vice President, Commerce Platforms for QVC from 2014 to 2017. Ms. Campbell holds a bachelor's degree in psychology from Central Connecticut State University. Ms. Campbell currently serves as a director of Kontoor Brands, Inc., a global lifestyle apparel company. Through her positions at QxH, Qurate Retail Group and QVC, Ms. Campbell has extensive knowledge in consumer driven product innovation, marketing and brand building, and traditional and new media platforms, as well as leading teams for long-term growth and evolution. She was first elected as a director of the Company in 2019.

Manuel A. Fernandez, age 78, co-founded SI Ventures, a venture capital firm focusing on IT and communications infrastructure, and has served as the managing director since 2000. Previously, he served as the Chairman, President and Chief Executive Officer at Gartner, Inc., a research and advisory company, from 1989 to 2000. Prior to Gartner, Mr. Fernandez was President and CEO of three technology-driven companies, including Dataquest, an information services company, Gavilan Computer Corporation, a laptop computer manufacturer, and Zilog Incorporated, a semiconductor manufacturer. Mr. Fernandez was the Executive Chairman of Sysco Corporation, a marketer and distributor of foodservice products, from 2012 until his retirement in 2013, having previously served as Non-executive Chairman since 2009 and as a director since 2006. Mr. Fernandez holds a degree in electrical engineering from the University of Florida and completed post-graduate work in solid-state engineering at the University of Florida. Mr. Fernandez currently serves as the lead independent director of Performance Food Group Company, a foodservice products distributor. He was previously the non-executive chairman of Brunswick Corporation, a market leader in the marine industry. Mr. Fernandez' venture capital experience, leadership of several technology companies as CEO, and service on a number of public company boards, offers Leggett outstanding insight into corporate strategy and development, information technology, international growth, and corporate governance. He was first elected as a director of the Company in 2014.

Karl G. Glassman, age 66, served as the Company's President and Chief Executive Officer since May 2024, and as segment manager of Specialized Products on a temporary basis until February 2025. Mr. Glassman previously served as Executive Chairman of the Board from 2022 until his retirement in May 2023 and was first appointed Chairman of the Board in 2020. Mr. Glassman served as the Company's Chief Executive Officer from 2016 to 2021, President from 2013 to 2019, Chief Operating Officer from 2006 to 2015, Executive Vice President from 2002 to 2013, President of the former Residential Furnishings segment from 1999 to 2006, Senior Vice President from 1999 to 2002, and in various capacities since 1982. Mr. Glassman holds a degree in business management and finance from California State University-Long Beach. As the Company's President and CEO with decades of experience in Leggett's senior management team, Mr. Glassman offers exceptional knowledge of the Company's operations, strategy, and governance, as well as customers and end markets. Mr. Glassman also served on the Board of Directors of the National Association of Manufacturers through the end of 2022. He was first elected as a director of the Company in 2002.

Joseph W. McClanathan, age 72, served as President and Chief Executive Officer of the Household Products Division of Energizer Holdings, Inc., a manufacturer of portable power solutions, from 2007 through his retirement in 2012. Previously, he served Energizer as President and Chief Executive Officer of the Energizer Battery Division from 2004 to 2007, as President—North America from 2002 to 2004, and as Vice President—North America from 2000 to 2002. Mr. McClanathan holds a degree in management from Arizona State University. Mr. McClanathan currently serves as a director of Brunswick Corporation, a market leader in the marine industry. Through his leadership experience at Energizer and as a former director of the Retail Industry Leaders Association, Mr. McClanathan offers an exceptional perspective to the Board on manufacturing operations, marketing and development of international capabilities. He was first elected as a director of the Company in 2005.

Srikanth Padmanabhan, age 60, was appointed Executive Vice President and President, Operations, of Cummins Inc., a global manufacturer of engines and power solutions, in 2024. Cummins announced that Mr. Padmanabhan would retire from this role, effective April 4, 2025. He previously served as President of its Engine Business segment from 2016 to 2023, as Vice President—Engine Business from 2014 to 2016, Vice President and General Manager of Emission Solutions from 2008 to 2014, and in various other capacities since 1991. Mr. Padmanabhan holds a bachelor's degree in mechanical engineering from the National Institute of Technology in Trichy, India, a Ph.D. in mechanical engineering from Iowa State University, and has completed the Advanced Management Program at Harvard Business School. With over 30 years at Cummins in a variety of leadership roles, Mr. Padmanabhan offers considerable knowledge of the automotive industry and the industrial sector. He brings extensive experience in managing operations, technology and innovation across a multi-billion-dollar global business. He has lived and worked in India, the United States, Mexico, and the United Kingdom. He was first elected as a director of the Company in 2018.

Jai Shah, age 58, serves as a Group President of Masco Corporation, a Fortune 500 global leader in the design, manufacture and distribution of branded home improvement and building products. In this position since 2018, Mr. Shah currently has responsibility for operating companies with leading brands in global decorative and rough plumbing in North America and previously headed Masco's platform of decorative architectural and wellness businesses. Mr. Shah is also responsible for Masco's Corporate Strategic Planning activities. He previously served as President of Delta Faucet Company, a Masco business unit, from 2014 to 2018, as Vice President and Chief Human Resources Officer for Masco from 2012 to 2014, and in various capacities since 2003. Prior to Masco, Mr. Shah held a number of senior management positions at Diversey Corporation and served as Senior Auditor for KPMG Peat Marwick Chartered Accountants. Mr. Shah is a Certified Public Accountant and Chartered Professional Accountant (Canada) and holds an MBA from the University of Michigan, as well as bachelor's and master's degrees in accounting from the University of Waterloo in Ontario, Canada. Mr. Shah's range of experience at Masco in a variety of operational, financial and corporate roles offers the Board a broad perspective on relevant issues facing global corporations, including growth strategy development and implementation, talent management, and adapting to e-business and market innovations. He was first elected as a director of the Company in 2019.

Phoebe A. Wood, age 71, has been a principal in CompaniesWood, a consulting firm specializing in early stage investments, since her 2008 retirement as Vice Chairman and Chief Financial Officer of Brown-Forman Corporation, a diversified consumer products manufacturer, where she had served since 2001. Ms. Wood previously held various positions at Atlantic Richfield Company, an oil and gas company, from 1976 to 2000. She has also served as Chief Executive Officer of KirtleyWood LLC, a board advisory firm, since January 2025. Ms. Wood holds a degree in psychology from Smith College and an MBA from UCLA. Ms. Wood is a director of Invesco, Ltd., an independent global investment manager, and PPL Corporation, a utility and energy services company. Ms. Wood previously served as a director of Pioneer Natural Resources, an independent oil and gas company, from 2013 to 2024. From her career in business and various directorships, Ms. Wood provides the Board with a wealth of understanding of the strategic, financial and accounting issues the Board addresses in its oversight role. She was first elected as a director of the Company in 2005.

The Supplemental Item in Part I on page 31, which includes a listing and description of the positions and offices held by the executive officers of the Company, is incorporated into this section by reference.

PART III

The Company has adopted a code of ethics that applies to its chief executive officer, chief financial officer, and chief accounting officer called the Financial Code of Ethics. The Company has also adopted a Code of Business Conduct and Ethics for directors, officers, and employees and Corporate Governance Guidelines. The Financial Code of Ethics, the Code of Business Conduct and Ethics, and the Corporate Governance Guidelines are available on the Company's website at www.leggett.com/governance. Each of these documents is available in print to any person, without charge, upon request. Such requests may be made to the Company's Secretary at Leggett & Platt, Incorporated, 1 Leggett Road, Carthage, Missouri 64836.

The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting any applicable amendment to, or waiver from its Financial Code of Ethics, within four business days, on its website at www.leggett.com/governance for at least a 12-month period. We routinely post important information to our website. However, the Company's website does not constitute part of this Annual Report on Form 10-K.

Insider Trading Policy and Procedures

The Company has adopted an Insider Trading Policy and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, and employees, and the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE listing standards. The Company's Insider Trading Policy is included with this Annual Report on Form 10-K as Exhibit 19 and is incorporated herein by reference.

Changes to Procedure for Identifying and Evaluating Director Candidates

On November 5, 2024, the Board of Directors (the "*Board*") approved changes to the Company's Procedure for Identifying and Evaluating Director Candidates (the "Procedure") which applies, in part, to director nominees recommended by shareholders. The Procedure was amended to clarify that the Nominating, Governance and Sustainability Committee of the Board may consider the "applicability to the Company's business and industry" when evaluating the potential director nominee's "accomplishments in his or her field." The complete Procedure can be found at www.leggett.com/governance, under Leggett & Platt Governance, Director Nomination Procedure. The Leggett website does not constitute part of this Form 10-K filing.

Item 11. Executive Compensation.

The subsections titled "Board's Oversight of Risk Management," "Director Compensation," together with the entire section titled "Executive Compensation and Related Matters" in the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 7, 2025, are incorporated by reference. No Human Resources and Compensation Committee member had an interlocking relationship as described in Item 407(e)(4) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The entire sections titled "Security Ownership" and "Equity Compensation Plan Information" in the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 7, 2025, are incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The subsections titled "PROPOSAL ONE: Election of Directors," "Transactions with Related Persons," "Director Independence and Board Service," and "Board and Committee Composition and Meetings" in the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 7, 2025, are incorporated by reference.

Item 14. Principal Accountant Fees and Services.

The subsections titled "Audit and Non-Audit Fees" and "Pre-Approval Procedures for Audit and Non-Audit Services" in the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 7, 2025, are incorporated by reference.

Form 10-K

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Financial Statements and Financial Statement Schedule.

The Reports, Financial Statements and Notes, and Financial Statement Schedule listed below are included in this Form 10-K:

	Page No.
• Management's Annual Report on Internal Control Over Financial Reporting	**73**
• Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	**74**
• Consolidated Balance Sheets at December 31, 2024 and 2023	**77**
• Consolidated Statements of Operations for each of the years in the three-year period ended December 31, 2024	**78**
• Consolidated Statements of Comprehensive Income (Loss) for each of the years in the three-year period ended December 31, 2024	**79**
• Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2024	**80**
• Consolidated Statements of Changes in Equity for each of the years in the three-year period ended December 31, 2024	**81**
• Notes to Consolidated Financial Statements	**82**
• Schedule II—Valuation and Qualifying Accounts and Reserves for each of the years in the three-year period ended December 31, 2024	**122**

We have omitted other information schedules because the information is inapplicable, not required, or in the financial statements or notes.

(b) Exhibits—See Exhibit Index beginning on page 123.

We did not file other long-term debt instruments because the total amount of securities authorized under all of these instruments does not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. We agree to furnish a copy of such instruments to the SEC upon request.

Management's Annual Report on Internal Control Over Financial Reporting

Management of Leggett & Platt, Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Leggett & Platt's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Leggett & Platt;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of Leggett & Platt are being made only in accordance with authorizations of management and directors of Leggett & Platt; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Leggett & Platt assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management (including ourselves), we conducted an evaluation of the effectiveness of Leggett & Platt's internal control over financial reporting, as of December 31, 2024, based on the criteria in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under this framework, we concluded that Leggett & Platt's internal control over financial reporting was effective as of December 31, 2024.

Leggett & Platt's internal control over financial reporting, as of December 31, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 74 of this Form 10-K.

/s/ KARL G. GLASSMAN	/s/ BENJAMIN M. BURNS
Karl G. Glassman	Benjamin M. Burns
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
February 26, 2025	February 26, 2025

Form 10-K

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Leggett & Platt, Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Leggett & Platt, Incorporated and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Annual Goodwill Impairment Assessments – Bedding and Work Furniture Reporting Units

As described in Notes A, F, and G to the consolidated financial statements, the Company's consolidated net goodwill balance was $794.4 million as of December 31, 2024, and the goodwill associated with the Bedding and Work Furniture reporting units was $310.0 million and $53.6 million, respectively. The current year goodwill impairment charge associated with the Bedding and Work Furniture reporting units was $587.9 million and $44.5 million, respectively. Management assesses goodwill for impairment annually in the second quarter and as triggering events may occur. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, up to the total amount of goodwill for the reporting unit. Fair value of the reporting units is determined by management using a combination of two valuation methods, a market approach and an income approach. The market approach estimates fair value by first determining price-to-earnings ratios for comparable publicly traded companies with similar characteristics of the reporting unit and applying the ratios to the projected earnings of the reporting unit. The income approach is based on projected future (debt-free) cash flow that is discounted to present value using factors that consider the timing and risk of future cash flows. Discounted cash flow projections are based on 5-year financial forecasts developed from operating plans and economic projections, sales growth, estimates of future expected changes in operating margins, a discount rate, terminal value growth rates, future capital expenditures and changes in working capital requirements.

The principal considerations for our determination that performing procedures relating to the annual goodwill impairment assessments of the Bedding and Work Furniture reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to (a) sales growth, estimates of future expected changes in operating margins, and discount rates used in the income approach for the Bedding and Work Furniture reporting units, (b) terminal value growth rate used in the income approach for the Bedding reporting unit, and (c) price-to-earnings ratios used in the market approach for the Bedding and Work Furniture reporting units; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's annual goodwill impairment assessments, including controls over the valuation of the Bedding and Work Furniture reporting units. These procedures also included, among others, (i) testing management's process for developing the fair value estimates of the reporting units; (ii) evaluating the appropriateness of the income and market valuation approaches used by management; (iii) testing the completeness and accuracy of underlying data used in the valuation approaches; and (iv) evaluating the reasonableness of the significant assumptions used by management related to sales growth, estimates of future expected changes in operating margins, discount rates, terminal value growth rate, and price-to-earnings ratios, as applicable to the reporting units. Evaluating management's assumptions related to sales growth and estimates of future expected changes in operating margins involved evaluating whether the assumptions used by management were reasonable considering (i) the past and present performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with

Form 10-K

PART IV

evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's valuation approaches and (ii) the reasonableness of the discount rates, terminal value growth rate, and price-to-earnings ratios, as applicable to the reporting units.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
February 26, 2025

We have served as the Company's auditor since 1991.

LEGGETT & PLATT, INCORPORATED

Consolidated Balance Sheets

(Amounts in millions, except per share data)	December 31, 2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 350.2	$ 365.5
Trade receivables, net	503.0	564.9
Other receivables, net	56.4	72.4
Inventories	722.6	819.7
Prepaid expenses and other current assets	58.3	58.9
Total current assets	1,690.5	1,881.4
Property, Plant and Equipment—at cost		
Machinery and equipment	1,466.3	1,488.3
Buildings and other	780.6	820.3
Land	39.0	42.8
Total property, plant and equipment	2,285.9	2,351.4
Less accumulated depreciation	1,561.5	1,570.2
Net property, plant and equipment	724.4	781.2
Other Assets		
Goodwill	794.4	1,489.8
Other intangibles, net	140.4	167.5
Operating lease right-of-use assets	175.7	193.2
Sundry	136.2	121.4
Total other assets	1,246.7	1,971.9
TOTAL ASSETS	$ 3,661.6	$ 4,634.5
LIABILITIES AND EQUITY		
Current Liabilities		
Current maturities of long-term debt and short-term debt	$ 1.3	$ 308.0
Current portion of operating lease liabilities	53.4	57.3
Accounts payable	497.7	536.2
Accrued expenses	242.2	256.8
Other current liabilities	51.8	104.3
Total current liabilities	846.4	1,262.6
Long-term Liabilities		
Long-term debt	1,862.8	1,679.6
Operating lease liabilities	131.1	150.5
Other long-term liabilities	82.2	106.6
Deferred income taxes	48.9	101.2
Total long-term liabilities	2,125.0	2,037.9
Commitments and Contingencies		
Equity		
Common stock—authorized, 600.0 shares of $.01 par value; 198.8 shares issued; Preferred stock—authorized, 100.0 shares; none issued	2.0	2.0
Additional contributed capital	568.7	575.8
Retained earnings	2,064.5	2,661.1
Accumulated other comprehensive loss	(115.8)	(43.7)
Less treasury stock—at cost (64.4 and 65.4 shares at December 31, 2024 and 2023, respectively)	(1,830.0)	(1,861.9)
Total Leggett & Platt, Inc. equity	689.4	1,333.3
Noncontrolling interest	.8	.7
Total equity	690.2	1,334.0
TOTAL LIABILITIES AND EQUITY	$ 3,661.6	$ 4,634.5

The accompanying notes are an integral part of these consolidated financial statements.

LEGGETT & PLATT, INCORPORATED
Consolidated Statements of Operations

(Amounts in millions, except per share data)	Year Ended December 31,		
	2024	2023	2022
Net trade sales	$ 4,383.6	$ 4,725.3	$ 5,146.7
Cost of goods sold	3,634.5	3,871.5	4,169.9
Gross profit	749.1	853.8	976.8
Selling and administrative expenses	508.8	465.4	427.3
Amortization of intangibles	22.0	69.0	66.8
Goodwill impairment	676.0	—	—
Long-lived asset impairment	6.3	443.7	—
Net gain from disposal of assets and businesses	(35.6)	(20.1)	(2.5)
Other expense (income), net	1.5	(13.8)	.2
Earnings (loss) before interest and income taxes	(429.9)	(90.4)	485.0
Interest expense	85.9	88.4	85.5
Interest income	6.6	5.4	4.1
Earnings (loss) before income taxes	(509.2)	(173.4)	403.6
Income taxes	2.2	(36.6)	93.7
Net earnings (loss)	(511.4)	(136.8)	309.9
Earnings attributable to noncontrolling interest, net of tax	(.1)	—	(.1)
Net earnings (loss) attributable to Leggett & Platt, Inc. common shareholders	$ (511.5)	$ (136.8)	$ 309.8
Net earnings (loss) per share attributable to Leggett & Platt, Inc. common shareholders			
Basic	$ (3.73)	$ (1.00)	$ 2.28
Diluted	$ (3.73)	$ (1.00)	$ 2.27

The accompanying notes are an integral part of these consolidated financial statements.

LEGGETT & PLATT, INCORPORATED

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,		
(Amounts in millions)	**2024**	**2023**	**2022**
Net earnings (loss)	**$ (511.4)**	$ (136.8)	$ 309.9
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**(73.2)**	40.9	(71.8)
Cash flow hedges	**(5.3)**	4.1	(3.5)
Defined benefit pension plans	**6.4**	4.8	20.1
Other comprehensive income (loss), net of tax	**(72.1)**	49.8	(55.2)
Comprehensive income (loss)	**(583.5)**	(87.0)	254.7
Less: comprehensive income attributable to noncontrolling interest	**(.1)**	—	(.1)
Comprehensive income (loss) attributable to Leggett & Platt, Inc.	**$ (583.6)**	$ (87.0)	$ 254.6

The accompanying notes are an integral part of these consolidated financial statements.

Form 10-K

LEGGETT & PLATT, INCORPORATED

Consolidated Statements of Cash Flows

(Amounts in millions)	Year Ended December 31,		
	2024	**2023**	**2022**
Operating Activities			
Net earnings (loss)	$ (511.4)	$ (136.8)	$ 309.9
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	112.4	108.9	110.2
Amortization of intangibles and supply agreements	23.6	71.0	69.6
Long-lived asset impairment	6.3	443.7	—
Goodwill impairment	676.0	—	—
Increase (decrease) in provision for losses on accounts and notes receivable	6.3	(6.5)	3.2
Write-down of inventories	35.7	9.0	17.1
Net gain from disposal of assets and businesses	(35.6)	(20.1)	(2.5)
Deferred income tax benefit	(58.0)	(129.2)	(15.7)
Stock-based compensation	26.5	27.6	30.1
Other, net	(6.1)	13.6	(2.5)
Changes in working capital, excluding effects from acquisitions and divestitures:			
Accounts and other receivables	42.5	48.6	(26.6)
Inventories	44.7	86.5	96.1
Other current assets	3.6	4.0	(3.7)
Accounts payable	(27.9)	13.7	(102.1)
Accrued expenses and other current liabilities	(32.9)	(36.8)	(41.7)
Net Cash Provided by Operating Activities	305.7	497.2	441.4
Investing Activities			
Additions to property, plant and equipment	(81.6)	(113.8)	(100.3)
Purchases of companies, net of cash acquired	—	—	(83.3)
Proceeds from sales of assets and businesses	47.0	23.4	4.2
Other, net	(2.0)	(.9)	(1.8)
Net Cash Used for Investing Activities	(36.6)	(91.3)	(181.2)
Financing Activities			
Additions to long-term debt	—	.7	4.7
Payments on long-term debt	(300.1)	(2.0)	(301.5)
Change in commercial paper and short-term debt	174.2	(105.8)	301.8
Dividends paid	(136.3)	(239.4)	(229.2)
Purchases of common stock	(4.9)	(6.0)	(60.3)
Other, net	(2.9)	(6.3)	(1.7)
Net Cash Used for Financing Activities	(270.0)	(358.8)	(286.2)
Effect of Exchange Rate Changes on Cash	(14.4)	1.9	(19.2)
(Decrease) Increase in Cash and Cash Equivalents	(15.3)	49.0	(45.2)
Cash and Cash Equivalents—Beginning of Year	365.5	316.5	361.7
Cash and Cash Equivalents—End of Year	$ 350.2	$ 365.5	$ 316.5
Supplemental Information			
Interest paid (net of amounts capitalized)	$ 84.9	$ 85.8	$ 84.0
Income taxes paid	82.4	98.8	125.2
Property, plant and equipment acquired through finance leases	1.1	1.4	1.4
Capital expenditures in accounts payable	4.7	3.2	3.6
Prepaid income taxes and taxes receivable applied against the deemed repatriation tax liability	11.9	9.5	6.1

The accompanying notes are an integral part of these consolidated financial statements.

LEGGETT & PLATT, INCORPORATED

Consolidated Statements of Changes in Equity

(Amounts in millions, except per share data)	Common Stock Shares	Common Stock Amount	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Non-controlling Interest	Total Equity
Balance, December 31, 2021	**198.8**	**$ 2.0**	**$ 557.9**	**$ 2,973.0**	**$ (38.3)**	**(65.4)**	**$ (1,846.6)**	**$ .6**	**$ 1,648.6**
Net earnings (loss) attributable to Leggett & Platt, Inc. common shareholders	—	—	—	309.8	—	—	—	.1	309.9
Dividends declared	—	—	5.3	(236.8)	—	—	—	—	(231.5)
Treasury stock purchased	—	—	—	—	—	(1.7)	(60.3)	—	(60.3)
Treasury stock issued	—	—	(15.2)	—	—	.9	24.6	—	9.4
Other comprehensive income (loss), net of tax (See Note P)	—	—	—	—	(55.2)	—	—	—	(55.2)
Stock-based compensation, net of tax	—	—	20.5	—	—	—	—	—	20.5
Balance, December 31, 2022	**198.8**	**$ 2.0**	**$ 568.5**	**$ 3,046.0**	**$ (93.5)**	**(66.2)**	**$ (1,882.3)**	**$ .7**	**$ 1,641.4**
Net earnings (loss) attributable to Leggett & Platt, Inc. common shareholders	—	—	—	(136.8)	—	—	—	—	(136.8)
Dividends declared	—	—	5.7	(248.1)	—	—	—	—	(242.4)
Treasury stock purchased	—	—	—	—	—	(.2)	(6.4)	—	(6.4)
Treasury stock issued	—	—	(21.1)	—	—	1.0	26.8	—	5.7
Other comprehensive income (loss), net of tax (See Note P)	—	—	—	—	49.8	—	—	—	49.8
Stock-based compensation, net of tax	—	—	22.7	—	—	—	—	—	22.7
Balance, December 31, 2023	**198.8**	**$ 2.0**	**$ 575.8**	**$ 2,661.1**	**$ (43.7)**	**(65.4)**	**$ (1,861.9)**	**$ .7**	**$ 1,334.0**
Net earnings (loss) attributable to Leggett & Platt, Inc. common shareholders	—	—	—	(511.5)	—	—	—	.1	(511.4)
Dividends declared	—	—	3.4	(85.1)	—	—	—	—	(81.7)
Treasury stock purchased	—	—	—	—	—	(.3)	(4.9)	—	(4.9)
Treasury stock issued	—	—	(32.0)	—	—	1.3	36.8	—	4.8
Other comprehensive income (loss), net of tax (See Note P)	—	—	—	—	(72.1)	—	—	—	(72.1)
Stock-based compensation, net of tax	—	—	21.5	—	—	—	—	—	21.5
Balance, December 31, 2024	**198.8**	**$ 2.0**	**$ 568.7**	**$ 2,064.5**	**$ (115.8)**	**(64.4)**	**$ (1,830.0)**	**$ .8**	**$ 690.2**

The accompanying notes are an integral part of these consolidated financial statements.

Form 10-K

LEGGETT & PLATT, INCORPORATED

Notes to Consolidated Financial Statements
(Dollar amounts in millions, except per share data)
December 31, 2024, 2023 and 2022

A—Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Leggett & Platt, Incorporated and its subsidiaries ("we" or "our"). Management does not expect foreign exchange restrictions to significantly impact the ultimate realization of amounts consolidated in the accompanying financial statements for subsidiaries located outside the United States. All intercompany transactions and accounts have been eliminated in consolidation.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the accrual and disclosure of loss contingencies.

CASH EQUIVALENTS: Cash equivalents include cash in excess of daily requirements, which is invested in various financial instruments with original maturities of three months or less. Restricted cash was less than $6.0 in the years presented and was primarily related to restricted deposits against a short-term borrowing arrangement of a foreign entity.

TRADE AND OTHER RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: Trade receivables are recorded at the invoiced amount and generally do not bear interest. Credit is also occasionally extended in the form of a note receivable to facilitate our customers' operating cycles. Other notes receivable are established in special circumstances, such as in partial payment for the sale of a business or to support other business opportunities. Other notes receivable generally bear interest at market rates commensurate with the corresponding credit risk on the date of origination.

We participate in trade receivables sales programs in combination with third-party banking institutions and certain customers. Under each of these programs, we sell our entire interest in the trade receivable for 100% of face value, less a discount. Because control of the sold receivable is transferred to the buyer at the time of sale, accounts receivable balances sold are removed from the Consolidated Balance Sheets and the related proceeds are reported as cash provided by operating activities in the Consolidated Statements of Cash Flows. We had approximately $45.0 and $60.0 of trade receivables that were sold and removed from our Consolidated Balance Sheets at December 31, 2024 and 2023, respectively.

The above items encompass multiple individual programs that are utilized as tools in our cash flow management, and we offer them as options to facilitate customer operating cycles. Because many of these programs operate independently, and a cessation of all these programs at the same time is not reasonably likely, we do not expect changes in these programs to have a material impact on our operating cash flows or liquidity.

The allowance for doubtful accounts is an estimate of the amount of probable credit losses. Allowances and nonaccrual status designations are determined by individual account reviews by management and are based on several factors, such as the length of time that receivables were past due, the financial health of the companies involved, industry and macroeconomic considerations, and historical loss experience. We also utilize a pool approach to group our receivables with similar risk characteristics. Our pools correspond with our business units, which generally have similar terms, industry-specific conditions, and historical or expected loss patterns. Reserves are established for each pool based on their level of risk exposure. When credit deterioration occurs on a specific customer within a pool, we evaluate the receivable separately to estimate the expected credit loss, based on the specific risk characteristics. A qualitative reserve is also established for any current macroeconomic conditions or reasonable and supportable forecasts that could impact the expected collectability of all or a portion of our receivables portfolio.

Account balances are charged against the allowance when it is probable the receivable will not be recovered. Interest income is not recognized for nonperforming accounts that are placed on nonaccrual status. For accounts on nonaccrual status, any interest payments received are applied against the balance of the nonaccrual account.

ACCOUNTS PAYABLE: Accounts payable are recorded at the invoiced amount for services at the time they are rendered and for inventory based on the delivery terms of the purchase. We occasionally utilize third-party programs that allow our suppliers to be paid earlier at a discount or for a fee. While these programs assist us in negotiating payment terms with our suppliers, we continue to make payments based on our customary terms. A supplier can elect to take payment from a third party earlier with a discount, and in that case, we pay the third party on the original due date of the invoice. Contracts with our suppliers are negotiated independently of supplier participation in the programs, and we cannot increase payment terms pursuant to the programs. The accounts payable settled through the third-party programs, which remain on our Consolidated Balance Sheets, were approximately $120.0 and $105.0 at December 31, 2024 and 2023, respectively.

Presented below are the approximate outstanding obligations confirmed as valid under the supplier finance program for the year ending December 31, 2024:

	December 31, 2024
Confirmed obligations outstanding at the beginning of the year	$ 105.0
Invoices confirmed during the year	510.0
Confirmed invoices paid during the year	(495.0)
Confirmed obligations outstanding at the end of the year	$ 120.0

While we utilize the above programs as tools in our cash flow management and offer them as options to facilitate vendor operating cycles, if there were to be a cessation of these programs, we do not expect it would materially impact our operating cash flows or liquidity.

INVENTORIES:

The following table recaps the components of inventory for each period presented:

	December 31, 2024	December 31, 2023
Finished goods	$ 321.6	$ 361.3
Work in process	72.1	73.5
Raw materials and supplies	328.9	384.9
Inventories	$ 722.6	$ 819.7

All inventories are stated at the lower of cost or net realizable value. For the majority of our inventories, we use the first-in, first-out method which is representative of our standard costs (includes materials, labor, and production overhead at normal production capacity). Remaining inventories are valued using an average-cost method. Inventories are reviewed at least quarterly for slow-moving and potentially obsolete items using actual inventory turnover and, if necessary, are written down to estimated net realizable value.

LOSS CONTINGENCIES: Loss contingencies are accrued when a loss is probable and reasonably estimable. If a range of outcomes is possible, the most likely outcome is used to accrue these costs. If no outcome is more likely, we accrue at the minimum amount of the range. Any insurance recovery is recorded separately if it is determined that a recovery is probable. Legal fees are accrued when incurred.

ACQUISITIONS: When acquisitions occur, we value the assets acquired, liabilities assumed, and any noncontrolling interest in acquired companies at estimated acquisition-date fair values. Goodwill is measured as the excess amount of consideration transferred, compared to fair value of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value these items at the acquisition date (as well as contingent consideration, where applicable), our estimates are inherently uncertain and subject to refinement during the measurement period, which may be up to one year from the acquisition date.

We utilize the following methodologies in determining fair value:

- Inventory is valued at current replacement cost for raw materials, with a step-up for work in process and finished goods items that reflects the amount of ultimate profit earned as of the valuation date.

- Other working capital items are generally recorded at carrying value, unless there are known conditions that would impact the ultimate settlement amount of the particular item.

- Buildings and machinery are valued at an estimated replacement cost for an asset of comparable age and condition. Market pricing of comparable assets is used to estimate replacement cost where available.

- The most common identified intangible assets are customer relationships, technology, trademarks, and trade names. Discount rates discussed below are typically derived from a weighted-average cost of capital analysis and adjusted to reflect inherent risks.
  - Customer relationships are valued using an excess earnings method with various inputs, such as the estimated customer attrition rate, revenue growth rate, operating margins, the amount of contributory asset charges, and an appropriate discount rate. The economic useful life is determined based on historical customer turnover rates.
  - Technology, trademarks, and trade names are typically valued using a relief-from-royalty method with various inputs, such as comparable market royalty rates for items of similar value, future earnings forecast, an appropriate discount rate, and a replacement rate for technology. The economic useful life is determined based on the expected life of the technology, trademarks, and trade names.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost, less accumulated depreciation, and depreciated using the straight-line method over the estimated useful lives. Salvage value, if any, is assumed to be minimal. Accelerated methods are used for tax purposes. These assets are reviewed for recoverability as discussed below in Long-Lived Assets Impairment Evaluation.

	Useful Life Range	Weighted Average Life
Machinery and equipment	5-30 years	13 years
Buildings	4-40 years	24 years
Other items	5-15 years	12 years

LEASES: At the inception of a contract, we assess whether a contract is, or contains, a lease. Our assessment is based on whether the contract involves the use of a distinct identified asset, whether we obtain the right to substantially all the economic benefit of the asset, and whether we have the right to direct the use of the asset.

Where renewal or termination options are reasonably likely to be exercised, we recognize the option as part of the right-of-use asset and lease liability. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate in determining the present value of the lease payments. We apply a portfolio approach for determining the incremental borrowing rate based on the applicable lease terms and the economic environment in the various regions where our operations are located.

Right-of-use assets are reviewed for recoverability as discussed below in Long-Lived Assets Impairment Evaluation.

GOODWILL: Goodwill results from the acquisition of existing businesses. We test goodwill for impairment at the reporting unit level which are the business groups that are one level below the operating segments for which discrete financial information is available. We have seven reporting units. We perform our testing annually in the second quarter, or when triggering events occur. We use a quantitative analysis, comparing the fair value of each reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, up to the total amount of goodwill for the reporting unit.

Fair value of reporting units is determined using a combination of two valuation methods: a market approach and an income approach. Absent an indication of fair value from a potential buyer or similar specific transaction, we believe that the use of these two methods provides a reasonable estimate of a reporting unit's fair value. Assumptions common to both methods are operating plans and economic projections, which are used to project future revenues, earnings, and after-tax cash flows for each reporting unit. These assumptions are applied consistently for both methods.

The market approach estimates fair value by first determining price-to-earnings ratios for comparable publicly-traded companies with similar characteristics of the reporting unit. The price-to-earnings ratio for comparable companies is based upon current enterprise value compared to the projected earnings for the next two years. The enterprise value is based upon current market capitalization and includes a control premium. Projected earnings are based upon market analysts' projections. The earnings ratios are applied to the projected earnings of the comparable reporting unit to estimate fair value. Management believes this approach is appropriate because it provides a fair value estimate using multiples from entities with operations and economic characteristics comparable to our reporting units.

The income approach is based on projected future (debt-free) cash flow that is discounted to present value using factors that consider the timing and risk of future cash flows. Management believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit's expected long-term operating cash flow performance. Discounted cash flow projections are based on 5-year financial forecasts developed from operating plans and economic projections noted above, sales growth, estimates of future expected changes in operating margins, an appropriate discount rate, terminal value growth rates, future capital expenditures, and changes in working capital requirements. There are inherent assumptions and judgments required in the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

OTHER INTANGIBLE ASSETS: Other intangibles are stated at cost, less accumulated amortization, and substantially all are amortized using the straight-line method over their estimated useful lives. These assets are evaluated for impairment as discussed below in Long-Lived Assets Impairment Evaluation.

	Useful Life Range	Weighted Average Life
Other intangible assets	6-20 years	14 years

LONG-LIVED ASSETS IMPAIRMENT EVALUATION: Long-lived assets are reviewed for recoverability at year end and whenever events or changes in circumstances indicate carrying values may not be recoverable. Fair value is calculated using similar methodologies as discussed above in Acquisitions.

Assets Held and Used—Assets are tested for recoverability at the asset group level. If the carrying value of an asset group exceeds its undiscounted expected cash flows, then a fair value analysis is performed. An impairment charge is recognized if the carrying value exceeds the fair value.

Assets Held for Sale—An asset or business is classified as held for sale when (i) management commits to a plan to sell and it is actively marketed; (ii) it is available for immediate sale and the sale is expected to be completed within one year; and (iii) it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. Upon being classified as held for sale, a recoverability test is performed, and an impairment charge is recognized if the carrying value exceeds the fair value less cost to sell. These assets are no longer depreciated or amortized. We had $2.5 and $4.7 of held-for-sale assets in "Other current assets" and "Sundry", respectively, at December 31, 2024, and $7.3 of held-for-sale assets in "Sundry" at December 31, 2023. There were no held-for-sale liabilities at December 31, 2024 or December 31, 2023.

STOCK-BASED COMPENSATION: The cost of employee services received in exchange for all equity awards granted is based on the fair market value of the award as of the grant date. Expense is recognized net of an estimated forfeiture rate using the straight-line method over the vesting period of the award.

REVENUE RECOGNITION: We recognize revenue when performance obligations, under the terms of a contract with our customers, are satisfied. Substantially all of our revenue is recognized upon transfer of control of our products to our customers, which is generally upon shipment from our facilities or upon delivery to our customers' facilities, and is dependent on the terms of the specific contract. This conclusion considers the point at which our customers have the ability to direct the use of and obtain substantially all of the remaining benefits of the products that were transferred. Substantially all performance obligations are satisfied within one year or less.

The amount of consideration we receive and revenue we recognize varies with changes in various sales allowances, discounts, and rebates (variable consideration) that we offer to our customers. We reduce revenue by our estimates of variable consideration, based on contract terms and historical experience. Changes in estimates of variable consideration for the periods presented were not material.

Some of our customers have the right to return products after transfer. For this right, we recognize an estimated refund liability and a corresponding reduction to revenue, based on historical returns experience. We also record an asset and a corresponding reduction to cost of sales for our right to recover products from customers upon settling the refund liability. We reduce the carrying amount of these assets by estimates of costs associated with the recovery and any additional expected reduction in value. Our refund liability and the corresponding asset associated with our right to recover products from our customers were immaterial for the periods presented.

We expect that at contract inception, the time period between when we transfer a promised good to our customer and our receipt of payment from that customer for that good will be one year or less (our typical trade terms are 30 to 60 days for U.S. customers and up to 90 days for our international customers). We generally expense costs of obtaining a contract because the amortization period would be one year or less. Sales, value added, and other taxes collected in connection with revenue-producing activities are excluded from revenue.

SHIPPING AND HANDLING FEES AND COSTS: Shipping and handling costs are included as a component of "Cost of goods sold."

RESTRUCTURING COSTS: Restructuring costs are items such as employee termination, contract termination, plant closure, and asset relocation costs related to exit activities or workforce reductions. Restructuring-related items are primarily the write-down of inventories and professional services. We recognize a liability for costs associated with an exit or disposal activity when the liability is incurred. Certain termination benefits for which employees are required to render service are recognized ratably over the respective future service periods.

INCOME TAXES: The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and laws, as appropriate. A valuation allowance is provided to reduce deferred tax assets when management cannot conclude that it is more likely than not that a tax benefit will be realized. A provision is also made for incremental withholding taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be indefinitely invested.

The calculation of our U.S., state, and foreign tax liabilities involves dealing with uncertainties in the application of complex global tax laws. We recognize potential liabilities for anticipated tax issues which might arise in the United States and other tax jurisdictions based on management's estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. Conversely, if the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to tax expense would result.

CONCENTRATION OF CREDIT RISKS, EXPOSURES, AND FINANCIAL INSTRUMENTS: We manufacture, market, and distribute products for the various end markets described in Note C. Our operations are principally located in the United States, although we also have operations in Europe, China, Canada, Mexico, and other countries.

At December 31, 2024, we had cash and cash equivalents of $350.2 primarily invested in interest-bearing bank accounts and in bank time deposits with original maturities of three months or less. Substantially all of these funds are held in the international accounts of our foreign operations. Due to capital requirements in various jurisdictions, $70.4 of this cash was inaccessible for repatriation at year end.

We maintain allowances for potential credit losses. We perform ongoing credit evaluations of our customers' financial conditions and generally require no collateral from our customers, some of which are highly leveraged. Management also monitors the financial condition and status of other notes receivable. Other notes receivable have historically primarily consisted of notes accepted as partial payment for the divestiture of a business or to support other business opportunities. Some of these companies are highly leveraged and the notes are not fully collateralized.

We have no material guarantees or liabilities for product warranties which require disclosure.

From time to time, we will enter into contracts to hedge foreign currency denominated transactions and interest rates related to our debt. To minimize the risk of counterparty default, only highly-rated financial institutions that meet certain requirements are used. We do not anticipate that any of the financial institution counterparties will default on their obligations.

The carrying value of cash and short-term financial instruments approximates fair value due to the short maturity of those instruments

OTHER RISKS: Although we obtain insurance for workers' compensation, automobile, product and general liability, property loss, and medical claims, we have elected to retain a significant portion of expected losses through the use of deductibles. Accrued liabilities include estimates for unpaid reported claims and for claims incurred but not yet reported. Provisions for losses are recorded based upon reasonable estimates of the aggregate liability for claims incurred utilizing our prior experience and information provided by our third-party administrators and insurance carriers.

DERIVATIVE FINANCIAL INSTRUMENTS: We utilize derivative financial instruments to manage market and financial risks related to foreign currency and interest rates. We seek to use derivative contracts that qualify for hedge accounting treatment; however, some instruments that economically manage currency risk may not qualify for hedge accounting treatment. It is our policy not to speculate using derivative instruments.

Under hedge accounting, we formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. The process includes designating derivative instruments as hedges of specific assets, liabilities, firm commitments, or forecasted transactions. We also formally assess, both at inception and on a quarterly basis thereafter, whether the underlying transactions are probable of occurring. If it is determined that an underlying transaction is probable of not occurring, deferred gains or losses are recorded in the Consolidated Statements of Operations on the same line item as the hedged item.

On the date the contract is entered into, we designate the derivative as one of the following types of hedging instruments and account for it as follows:

Cash Flow Hedge—The hedge of a forecasted transaction or of the variability of cash flows to be received or paid, related to a recognized asset or liability or anticipated transaction, is designated as a cash flow hedge. The change in fair value is recorded in accumulated other comprehensive income. When the hedged item impacts the income statement, the gain or loss included in "Other comprehensive income (loss)" is reported on the same line of the Consolidated Statements of Operations as the hedged item, to match the gain or loss on the derivative to the gain or loss on the hedged item. Specifically, we regularly use currency cash flow hedges to manage risk associated with exchange rate volatility of various currencies and occasionally use interest rate cash flow hedges to manage interest rate risks. Settlements associated with the sale or production of product are presented in operating cash flows, and settlements associated with debt issuance are presented in financing cash flows.

Fair Value Hedge and Derivatives not Designated as Hedging Instruments—These derivatives typically manage foreign currency risk associated with subsidiaries' assets and liabilities or unrecognized firm commitments. The changes in fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings and reported in the Consolidated Statements of Operations, and in the case of fair value hedges, on the same line as the hedged item. Cash flows from settled contracts are presented in the category consistent with the nature of the item being hedged.

FOREIGN CURRENCY TRANSLATION: The functional currency for most foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income and expense accounts using monthly average exchange rates. The cumulative effects of translating the functional currencies into the U.S. dollar are included in comprehensive income.

RECLASSIFICATIONS: Certain immaterial reclassifications have been made to the prior years' information in the Consolidated Financial Statements and related notes to conform to the 2024 presentation.

NEW ACCOUNTING GUIDANCE: The Financial Accounting Standards Board (FASB) regularly issues updates to the FASB Accounting Standards Codification that are communicated through issuance of an Accounting Standards Update (ASU). Below is a summary of the ASUs that are most relevant to our financial statements:

Adopted in the current year

- ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures": This ASU requires additional disclosures about reportable segments' expenses and other items on an interim and annual basis. We adopted the new standard effective December 31, 2024. As a result, we have enhanced our segment disclosures that are presented in Note C. The adoption of this ASU affects only our disclosures, with no impacts to our financial condition and results of operations.

To be adopted in future years

- ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures": This ASU requires disclosure of specific categories in the rate reconciliation and income taxes paid disaggregated by jurisdiction. This guidance will be effective for our annual periods beginning January 1, 2025. We are currently evaluating the impact of adopting this guidance.

- ASU 2024-03 "Income Statement (Subtopic 220-40)—Reporting Comprehensive Income—Expense Disaggregation Disclosures": This ASU requires disaggregated disclosures for specific categories such as inventory purchases, employee compensation, depreciation, and amortization, as well as other qualitative descriptions. This guidance will be effective for our annual periods beginning January 1, 2027, and interim periods beginning January 1, 2028. We are currently evaluating the impact of adopting this guidance.

The FASB has issued accounting guidance, in addition to the issuance discussed above, effective for current and future periods. This guidance did not have a material impact on our current financial statements, and we do not believe it will have a material impact on our future financial statements.

B—Revenue

Revenue by Product Family

We disaggregate revenue by customer group, which is the same as our product families for each of our segments, as we believe this best depicts how the nature, amount, timing, and uncertainty of our revenue and cash flows are affected by economic factors. For information regarding our segment structure, see Note C.

	Year Ended December 31,		
	2024	**2023**	**2022**
Bedding Products			
Bedding Group	**$ 1,751.7**	$ 1,964.7	$ 2,356.3
	1,751.7	1,964.7	2,356.3
Specialized Products			
Automotive Group	**834.6**	878.4	846.5
Aerospace Products Group	**190.2**	154.1	120.9
Hydraulic Cylinders Group [1]	**214.3**	247.3	150.9
	1,239.1	1,279.8	1,118.3
Furniture, Flooring & Textile Products			
Home Furniture Group	**273.8**	300.5	398.0
Work Furniture Group	**272.3**	272.8	318.7
Flooring & Textile Products Group	**846.7**	907.5	955.4
	1,392.8	1,480.8	1,672.1
	$ 4,383.6	$ 4,725.3	$ 5,146.7

[1] In August 2022, we acquired a manufacturer of hydraulic cylinders for material-handling and heavy construction equipment (see Note R).

C—Segment Information

We have three operating segments that supply a wide range of products:

- **Bedding Products:** This segment supplies a variety of components and machinery used by bedding manufacturers in the production and assembly of their finished products, as well as produces private label finished mattresses and adjustable bed bases. This segment is also vertically integrated into the production and supply of specialty foam chemicals, steel rod, and drawn steel wire to our own operations and to external customers. We also supply steel rod and wire to trade customers that operate in a broad range of markets.

- **Specialized Products:** From this segment, we supply lumbar support systems, seat suspension systems, motors and actuators, and control cables used by automotive manufacturers. We also produce and distribute tubing and tube assemblies for the aerospace industry and engineered hydraulic cylinders used in the material-handling and heavy construction industries.

- **Furniture, Flooring & Textile Products:** Operations in this segment supply a wide range of components for residential and work furniture manufacturers, as well as select lines of private label finished furniture. We also produce or distribute carpet cushion, hard surface flooring underlayment, and textile and geo components.

Our reportable segments are the same as our operating segments, which correspond with our management organizational structure. Each of our segments have an executive vice president who has accountability to, and maintains regular contact with, our CEO, who is the chief operating decision maker (CODM).

The accounting policies used in the preparation of the segment information are the same as those used for the consolidated financial statements. Earnings Before Interest and Taxes (EBIT) is used by the CODM to evaluate segment performance, allocate overall resources, and determine management incentive compensation. Intersegment sales are made primarily at prices that approximate market-based selling prices. Centrally incurred costs are allocated to the segments based on estimates of services used by the segment. Certain of our general and administrative costs and miscellaneous corporate income and expenses are allocated to the segments based on sales or other appropriate metrics. These allocated corporate costs include depreciation and other costs and income related to assets that are not allocated or otherwise included in the segment assets.

Form 10-K

A summary of segment results for the periods presented are as follows:

Year Ended December 31,	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products	Total
2024				
Trade sales [1]	$ 1,751.7	$ 1,239.1	$ 1,392.8	$ 4,383.6
Inter-segment sales	25.0	3.3	9.8	38.1
Total segment sales	1,776.7	1,242.4	1,402.6	4,421.7
Less:				
Depreciation and amortization	59.0	43.0	21.7	123.7
Nonoperating assets depreciation and amortization [2]	5.0	3.4	3.9	12.3
Total depreciation and amortization	64.0	46.4	25.6	136.0
Goodwill impairment (See Note F)	587.9	43.6	44.5	676.0
Restructuring, restructuring-related, and impairment charges (See Note E)	37.4	10.1	2.3	49.8
Gain on sale of real estate	(30.9)	—	—	(30.9)
Gain from net insurance proceeds	—	—	(2.2)	(2.2)
Other segment items [3]	1,667.3	1,077.9	1,274.2	4,019.4
Segment EBIT	$ (549.0)	$ 64.4	$ 58.2	(426.4)
Intersegment eliminations and other [4]				(3.5)
Interest expense net of interest income				(79.3)
Earnings (loss) before income taxes				$ (509.2)

Year Ended December 31,	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products	Total
2023				
Trade sales [1]	$ 1,964.7	$ 1,279.8	$ 1,480.8	$ 4,725.3
Inter-segment sales	31.9	1.5	11.7	45.1
Total segment sales	1,996.6	1,281.3	1,492.5	4,770.4
Less:				
Depreciation and amortization	103.9	41.1	22.5	167.5
Nonoperating assets depreciation and amortization [2]	5.3	3.3	3.8	12.4
Total depreciation and amortization	109.2	44.4	26.3	179.9
Long-lived asset impairment (See Note F)	443.7	—	—	443.7
Gain on sale of real estate	(5.4)	—	(5.5)	(10.9)
Gain from net insurance proceeds	(1.9)	—	(7.0)	(8.9)
Other segment items [3]	1,795.2	1,111.9	1,350.1	4,257.2
Segment EBIT	$ (344.2)	$ 125.0	$ 128.6	(90.6)
Intersegment eliminations and other				.2
Interest expense net of interest income				(83.0)
Earnings (loss) before income taxes				$ (173.4)

Year Ended December 31	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products	Total
2022				
Trade sales [1]	$ 2,356.3	$ 1,118.3	$ 1,672.1	$ 5,146.7
Inter-segment sales	40.5	2.2	14.5	57.2
Total segment sales	2,396.8	1,120.5	1,686.6	5,203.9
Less:				
Depreciation and amortization	104.1	40.5	23.2	167.8
Nonoperating assets depreciation and amortization [2]	5.5	2.6	3.9	12.0
Total depreciation and amortization	109.6	43.1	27.1	179.8
Other segment items [3]	2,067.6	978.0	1,494.5	4,540.1
Segment EBIT	$ 219.6	$ 99.4	$ 165.0	484.0
Intersegment eliminations and other				1.0
Interest expense net of interest income				(81.4)
Earnings (loss) before income taxes				$ 403.6

[1] See Note B for revenue by product family.

[2] Assets are not allocated to segments for internal reporting presentations. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment.

[3] Other segment items included in segment EBIT but not regularly provided to the CODM are comprised of cost of goods sold, selling and administrative expenses, and other expense (income), net.

[4] 2024 Intersegment eliminations and other included $3.7 in CEO transition compensation costs.

Form 10-K

Average assets for our segments are shown in the table below and reflect the basis for return measures used by management to evaluate segment performance. These segment totals include working capital (current assets and current liabilities utilized in operations) plus net property, plant and equipment. Segment assets for all years are reflected at their estimated average for the year. Acquired companies' long-lived assets as disclosed below include property, plant and equipment, goodwill, and intangible assets.

	Year Ended December 31,		
	Assets	Additions to Property, Plant and Equipment	Acquired Companies' Long-Lived Assets
2024			
Bedding Products	$ 741.8	$ 30.5	$ —
Specialized Products	398.7	35.2	—
Furniture, Flooring & Textile Products	346.1	9.7	—
Average current liabilities included in segment numbers above	692.7	—	—
Unallocated assets and other [1,2]	1,634.0	6.2	—
Difference between average assets and year-end balance sheet	(151.7)	—	—
	$ 3,661.6	$ 81.6	$ —
2023			
Bedding Products	$ 815.2	$ 47.3	$ —
Specialized Products	398.6	42.7	—
Furniture, Flooring & Textile Products	390.3	12.7	—
Average current liabilities included in segment numbers above	736.1	—	—
Unallocated assets and other [1,3]	2,403.2	11.1	—
Difference between average assets and year-end balance sheet	(108.9)	—	—
	$ 4,634.5	$ 113.8	$ —
2022			
Bedding Products	$ 931.2	$ 42.1	$ —
Specialized Products	350.1	28.2	93.8
Furniture, Flooring & Textile Products	423.1	12.5	7.1
Average current liabilities included in segment numbers above	793.9	—	—
Unallocated assets and other [1]	2,840.6	17.5	—
Difference between average assets and year-end balance sheet	(152.8)	—	—
	$ 5,186.1	$ 100.3	$ 100.9

[1] Unallocated assets consists primarily of goodwill, other intangibles, cash, and deferred tax assets.

[2] 2024 unallocated assets reflects a $676.0 goodwill impairment as discussed in Note F.

[3] 2023 unallocated assets reflects a $443.7 long-lived asset impairment as discussed in Note F.

Trade sales and tangible long-lived assets are presented below, based on the geography of manufacture.

	Year Ended December 31,		
	2024	2023	2022
Trade sales			
Foreign sales			
Europe	$ 660.6	$ 715.2	$ 624.5
China	443.5	464.7	501.5
Canada	289.5	296.6	279.4
Mexico	214.0	232.6	262.8
Other	143.4	139.2	129.2
Total foreign sales	1,751.0	1,848.3	1,797.4
United States	2,632.6	2,877.0	3,349.3
Total trade sales	$ 4,383.6	$ 4,725.3	$ 5,146.7
Tangible long-lived assets			
Foreign tangible long-lived assets			
Europe	$ 144.9	$ 149.4	$ 142.1
China	44.3	47.1	45.2
Canada	23.1	25.6	24.3
Mexico	11.6	14.3	14.1
Other	6.8	7.3	7.9
Total foreign tangible long-lived assets	230.7	243.7	233.6
United States	493.7	537.5	538.8
Total tangible long-lived assets	$ 724.4	$ 781.2	$ 772.4

D—Earnings (Loss) Per Share (EPS)

Basic and diluted earnings (loss) per share were calculated as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Net earnings (loss)			
Net earnings (loss)	$ **(511.4)**	$ (136.8)	$ 309.9
Earnings attributable to noncontrolling interest, net of tax	**(.1)**	—	(.1)
Net earnings (loss) attributable to Leggett & Platt, Inc. common shareholders	$ **(511.5)**	$ (136.8)	$ 309.8
Weighted average number of shares (in millions)			
Weighted average number of common shares used in basic EPS	**137.3**	136.3	136.1
Dilutive effect of stock-based compensation	**—**	—	.4
Weighted average number of common shares and dilutive potential common shares used in diluted EPS	**137.3**	136.3	136.5
Basic and diluted EPS			
Basic EPS attributable to Leggett & Platt, Inc. common shareholders	$ **(3.73)**	$ (1.00)	$ 2.28
Diluted EPS attributable to Leggett & Platt, Inc. common shareholders	$ **(3.73)**	$ (1.00)	$ 2.27
Other information			
Anti-dilutive shares excluded from diluted EPS computation	**.5**	.5	.4
Cash dividends declared per share	$ **.61**	$ 1.82	$ 1.74

E—Restructuring and Related Activities

Restructuring and restructuring-related activity for 2023 and 2022 was $2.9 and $1.4, respectively, and was not associated with any formal plan.

In the first quarter of 2024, we committed to a restructuring plan (the "2024 Restructuring Plan" or "2024 Plan"). The 2024 Plan is primarily associated with our Bedding Products segment and, to a lesser extent, our Furniture, Flooring & Textile Products segment. The 2024 Plan was expanded in the second quarter of 2024 to include a restructuring opportunity within the Specialized Products segment and in the third quarter of 2024 to include the general and administrative cost structure initiatives. 2024 Plan costs are expected to be substantially complete by the end of 2025.

Over the course of the restructuring timeline, we plan to consolidate between 15 and 20 production and distribution facilities in the Bedding Products segment and a small number of production facilities in the Furniture, Flooring & Textile Products segment. Our total restructuring, restructuring-related, and impairment costs for the 2024 Plan are expected to be between $80.0 and $90.0, versus our prior estimate of $65.0 to $85.0, of which $47.8 was incurred in 2024 with the remainder expected to be incurred in 2025.

The following table presents all 2024 restructuring and restructuring-related activity, including impairments:

	Total Amount Expected to be Incurred	Year Ended December 31, 2024
2024 Restructuring Plan activity:		
Net restructuring and restructuring-related	$60.0 to $70.0	$ 43.6
Goodwill and long-lived asset impairment costs associated with this plan (see Note F)	Approximately $20.0	4.2
Total 2024 Restructuring Plan activity	$80.0 to $90.0	47.8
Other restructuring activity:		
Net restructuring and restructuring-related [1]		2.9
Total net restructuring and restructuring-related activity, including impairments		$ 50.7
Amount of total that represents net cash charges to 2024 Plan		30.3
Amount of total that represents net cash charges to other restructuring		2.9
Amount of total that represents net cash charges		$ 33.2

[1] This includes $2.7 of restructuring-related costs due to exploring a potential sale of our Aerospace business. This business has not reached the criteria to be classified as held for sale.

The table below presents all 2024 Plan restructuring and restructuring-related activity:

	Income Statement Presentation	Year Ended December 31, 2024
Restructuring costs associated with the 2024 Plan:		
Termination benefits, relocation, and other restructuring costs	Other expense (income), net	$ 18.5
Restructuring-related costs (gains):		
Write-down of inventories and other	Cost of goods sold	13.2
Professional services and other	Selling and administrative expenses	13.5
Gain on sale of equipment	Net gain from disposal of assets	(1.6)
Total restructuring-related costs		25.1
Total net restructuring and restructuring-related costs		$ 43.6
Amount of total that represents net cash charges		$ 30.3

Net restructuring and restructuring-related 2024 Plan costs by segment were as follows:

	Year Ended December 31, 2024
Bedding Products	$ 33.9
Specialized Products	7.4
Furniture, Flooring & Textile Products	2.3
Total	$ 43.6

During 2024, we recognized gains of $16.6 from the sale of real estate associated with the 2024 Plan within the Bedding Products segment. These gains are not reflected in the tables above.

The accrued liability associated with the 2024 Plan consisted of the following:

	Balance at December 31, 2023	Add: 2024 Charges	Less: 2024 Payments	Balance at December 31, 2024
Termination benefits	$ —	$ 6.9	$ 6.1	$ .8
Relocation and other restructuring costs	—	11.6	11.6	—
	$ —	$ 18.5	$ 17.7	$ .8

F—Impairment Charges

Pretax impairment charges are reported in "Goodwill impairment" and "Long-lived asset impairment" in the Consolidated Statements of Operations and summarized in the table below. There were no impairment charges in 2022.

	Year Ended December 31, 2024			Year Ended December 31, 2023		
	Goodwill Impairment	Other Long-Lived Asset Impairment	Total Impairments [1]	Goodwill Impairment	Other Long-Lived Asset Impairment	Total Impairments
Bedding Products	$ 587.9	$ 4.6	$ 592.5	$ —	$ 443.7	$ 443.7
Specialized Products	43.6	.8	44.4	—	—	—
Furniture, Flooring & Textile Products	44.5	.9	45.4	—	—	—
Total impairment charges	$ 676.0	$ 6.3	$ 682.3	$ —	$ 443.7	$ 443.7

[1] This includes $4.2 associated with the 2024 Plan as discussed in Note E ($.7 of goodwill and $3.5 of long-lived assets discussed below).

Goodwill

The following table represents 2024 total goodwill impairments. This includes non-cash pretax charges of $675.3 related to our second quarter annual goodwill impairment testing and $.7 related to a small operation in the Bedding Products segment that reached held-for-sale status in the fourth quarter of 2024 and was associated with the 2024 Plan.

Reporting Unit	Segment	Year Ended December 31, 2024
Bedding	Bedding Products	$ 587.9
Work Furniture	Furniture, Flooring & Textile Products	44.5
Hydraulic Cylinders	Specialized Products	43.6
		$ 676.0

In general, the fair values for these reporting units decreased versus prior year due to macroeconomic pressures, including low demand, particularly in residential end markets. The fair values of our reporting units were reconciled to our consolidated market capitalization, which decreased due to the significant decline in stock price during the second quarter of 2024. Our closing stock price per share was $26.17 on December 29, 2023, $19.15 on March 28, 2024, and $11.46 on June 28, 2024. The impairment was concluded in connection with the preparation of the second quarter financial statements. If actual results differ materially from estimates used in our calculations, we could incur future impairment charges.

The fair values of our reporting units in relation to their respective carrying values and significant assumptions used are presented in the tables below. The 2024 information excludes Hydraulic Cylinders, as this unit had no goodwill remaining after the second quarter 2024 impairment.

	2024			
Fair Value over Carrying Value divided by Carrying Value	**December 31, 2024 Goodwill Value**	**Compound Annual Growth Rate (CAGR) Range for Sales**	**Terminal Values Long-term Growth Rate for Debt-Free Cash Flow**	**Discount Rate Ranges**
Less than 50%[1]	$ 430.4	(1) - 12%	3 %	14 - 17%
101 - 300%	364.0	3 - 7	3	14
	$ 794.4	(1) - 12%	3 %	14-17%

	2023			
Fair Value over Carrying Value divided by Carrying Value	**December 31, 2023 Goodwill Value**	**CAGR Range for Sales**	**Terminal Values Long-term Growth Rate for Debt-Free Cash Flow**	**Discount Rate Ranges**
Less than 50% [1]	$ 1,018.1	1 - 17%	3 %	10% - 12%
50-100%	99.6	<1	3	8
101-300%	372.1	3 - 6	3	8 - 10
	$ 1,489.8	<1 - 17%	3 %	8 - 12%

[1] This category includes Bedding, Aerospace, and Work Furniture for 2024 and Bedding, Aerospace, and Hydraulic Cylinders for 2023.

- The fair value of our Bedding reporting unit was less than its carrying value at our second quarter 2024 testing date, resulting in a partial goodwill impairment, as discussed above. Fair value exceeded carrying value by 40% at our second quarter 2023 testing date and had decreased to 19% after a triggering event occurred to test for goodwill impairment for the reporting unit late in the fourth quarter of 2023, as discussed in the "Other long-lived assets" section below. Goodwill associated with this reporting unit was $310.0 and $906.5 at December 31, 2024 and 2023, respectively.

- The fair value of our Aerospace reporting unit exceeded its carrying value by 21% at our second quarter 2024 testing date as compared to 44% at our second quarter 2023 testing date. Goodwill associated with this reporting unit was $66.8 and $67.0 at December 31, 2024 and 2023, respectively.

- The fair value of our Work Furniture reporting unit was less than its carrying value at our second quarter 2024 testing date, resulting in a partial goodwill impairment, as discussed above. Fair value exceeded carrying value by 74% at our second quarter 2023 testing date. Goodwill associated with this reporting unit was $53.6 and $99.6 at December 31, 2024 and 2023, respectively.

- The fair value of our Hydraulic Cylinders reporting unit was less than its carrying value at our second quarter 2024 testing date, resulting in a full goodwill impairment, as discussed above. Fair value exceeded carrying value by 18% at our second quarter 2023 testing date. Goodwill associated with this reporting unit was $44.6 at December 31, 2023.

Other Long-Lived Assets

As discussed in Note A, we test other long-lived assets for recoverability at year end and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Of the $6.3 long-lived asset impairment charges in 2024, $3.5 were associated with the 2024 Plan, as discussed in Note E.

Late in the fourth quarter of 2023, we had a triggering event to review long-lived assets and test for impairment when certain of our Elite Comfort Solutions (ECS) and Kayfoam customers notified us of efforts to improve their financial position by moving their business to or exploring alternative suppliers, which adversely impacted our future cash flow forecast. While sales and earnings were lower as compared to acquisition-date estimates for the customer bases associated with ECS and Kayfoam (acquired in 2019 and 2021, respectively), estimated undiscounted cash flows for these asset groups exceeded their carrying amounts until the fourth quarter of 2023. In early January 2024, we conducted an evaluation and determined that our sales and earnings forecasts should be reduced, and, as a result, we performed a recoverability test for these asset groups. Because the forecasted undiscounted cash flows had fallen below the carrying value for these asset groups, we tested for impairment by comparing the estimated fair value of long-lived assets to their carrying values. This resulted in a non-cash pretax charge of $443.7 for long-lived asset impairments (primarily customer relationships, technology, and trademark intangibles) in the Bedding Products segment during the fourth quarter of 2023. This impairment was unrelated to the 2024 Restructuring Plan discussed in Note E.

Fair value of the long-lived assets and the resulting impairment charges noted above were determined using the following methodologies.

- Customer relationships were valued using an excess earnings method with various inputs, such as the estimated customer attrition rate, revenue growth rate, operating margins, the amount of contributory asset charges, and an appropriate discount rate.

- Technology, trademarks, and trade names were valued using a relief-from-royalty method with various inputs, such as comparable market royalty rates for items of similar value, future earnings forecast, an appropriate discount rate, and a replacement rate for technology.

This impairment represents substantially all of the intangibles associated with the asset groups noted above. We believe the estimates and assumptions utilized in our impairment testing are reasonable and are comparable to those that would be used by other market participants. However, if actual results differ materially from estimates used in these calculations, we could incur future impairment charges.

G—Goodwill and Other Intangible Assets

The changes in the carrying amounts of goodwill are as follows:

	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products	Total
Net goodwill as of January 1, 2023	$ 900.3	$ 227.4	$ 346.7	$1,474.4
Adjustments to prior year acquisitions	—	2.9	.8	3.7
Foreign currency translation adjustment	6.2	3.4	2.1	11.7
Net goodwill as of December 31, 2023 [1]	906.5	233.7	349.6	1,489.8
Impairment charge	**(587.9)**	**(43.6)**	**(44.5)**	**(676.0)**
Foreign currency translation adjustment	**(8.6)**	**(7.2)**	**(3.6)**	**(19.4)**
Net goodwill as of December 31, 2024 [2]	**$ 310.0**	**$ 182.9**	**$ 301.5**	**$ 794.4**
[1] Net goodwill as of December 31, 2023 is comprised of:				
Gross goodwill	$ 911.9	$ 325.8	$ 600.2	$1,837.9
Accumulated impairment losses	(5.4)	(92.1)	(250.6)	(348.1)
Net goodwill as of December 31, 2023	$ 906.5	$ 233.7	$ 349.6	$1,489.8
[2] **Net goodwill as of December 31, 2024 is comprised of:**				
Gross goodwill	**$ 903.3**	**$ 318.6**	**$ 596.6**	**$1,818.5**
Accumulated impairment losses	**(593.3)**	**(135.7)**	**(295.1)**	**(1,024.1)**
Net goodwill as of December 31, 2024	**$ 310.0**	**$ 182.9**	**$ 301.5**	**$ 794.4**

The gross carrying amount and accumulated amortization by intangible asset class and intangible assets acquired during the periods presented, included in "Other intangibles, net" on the Consolidated Balance Sheets, are as follows:

	December 31, 2024			Year Ended December 31, 2024	
	Gross Carrying Amount	Accumulated Amortization	Net Intangibles	Gross carrying amounts of items acquired	Weighted average life in years for items acquired
Customer-related intangibles	**$ 193.0**	**$ 120.5**	**$ 72.5**	**$ —**	**0**
Technology	**85.8**	**63.8**	**22.0**	**—**	**0**
Patents and trademarks [1]	**77.6**	**39.4**	**38.2**	**1.5**	**8.5**
Non-compete agreements, supply agreements and other	**30.0**	**22.3**	**7.7**	**.9**	**5.0**
Total	**$ 386.4**	**$ 246.0**	**$ 140.4**	**$ 2.4**	**7.2**

	December 31, 2023			Year Ended December 31, 2023	
Customer-related intangibles	$ 331.5	$ 244.7	$ 86.8	$ —	0
Technology	86.8	60.8	26.0	—	0
Patents and trademarks [1]	103.6	59.8	43.8	1.5	19.3
Non-compete agreements, supply agreements and other	62.0	51.1	10.9	—	0
Total [2]	$ 583.9	$ 416.4	$ 167.5	$ 1.5	19.3

[1] $17.4 and $18.2 of our trademarks at December 31, 2024 and December 31, 2023, respectively, are not subject to amortization.

[2] We incurred impairment charges in 2023 associated with intangible assets as discussed in Note F.

Estimated amortization expense for the next five years is as follows:

2025	$ 21.9
2026	19.9
2027	18.3
2028	17.5
2029	16.4

H—Accounts and Other Receivables

Accounts and other receivables at December 31 consisted of the following:

	2024		2023	
	Current	Long-term	Current	Long-term
Total trade receivables	$ 517.2	$ —	$ 575.4	$ —
Allowance for doubtful accounts - trade receivables	(14.2)	—	(10.5)	—
Trade receivables, net	$ 503.0	$ —	$ 564.9	$ —
Taxes receivable, including income taxes	4.1	—	3.1	—
Value-added taxes (VAT) recoverable [1]	40.1	6.0	56.6	—
Other receivables	12.2	4.5	12.7	1.2
Other receivables, net	$ 56.4	$ 10.5	$ 72.4	$ 1.2

[1] This includes recoverable amounts from various countries, including Mexico, where we have experienced VAT refund delays from the Mexican government. We believe these are fully collectible. The aggregate of current and long-term balances of Mexico VAT recoverable was $35.5 and $48.2 at December 31, 2024 and December 31, 2023, respectively. We received $18.8 of the December 31, 2024 balance in January 2025.

Activity related to the allowance for doubtful accounts is reflected below:

	Balance at December 31, 2022	Change in Provision	Less: Net Charge-offs/ (Recoveries) and Other	Balance at December 31, 2023	Change in Provision	Less: Net Charge-offs/ (Recoveries) and Other	Balance at December 31, 2024
Total trade receivables	$ 17.8	$ (5.8)	$ 1.5	$ 10.5	$ 6.3	$ 2.6	$ 14.2
Other notes receivable	21.2	(.7)	20.5	—	—	—	—
Total allowance for doubtful accounts	$ 39.0	$ (6.5)	$ 22.0	$ 10.5	$ 6.3	$ 2.6	$ 14.2

I—Supplemental Balance Sheet Information

Additional supplemental balance sheet details at December 31 consisted of the following:

	2024	2023
Sundry		
Deferred income taxes (see Note O)	$ 18.3	$ 13.2
Diversified investments associated with stock-based compensation plans (see Note L)	51.4	46.8
Pension plan assets (see Note M)	7.3	4.7
Tooling and molds	11.6	16.0
Finance leases (see Note K)	3.6	4.0
Other	44.0	36.7
	$ 136.2	$ 121.4
Accrued expenses		
Wages and commissions payable	$ 85.9	$ 78.5
Workers' compensation, vehicle-related and product liability, medical/disability	40.7	44.6
Sales promotions	25.8	37.0
Liabilities associated with stock-based compensation plans (see Note L)	5.5	5.5
Accrued interest	10.8	12.6
General taxes, excluding income taxes	18.4	20.9
Litigation contingency accruals (see Note T)	1.4	1.4
Other	53.7	56.3
	$ 242.2	$ 256.8
Other current liabilities		
Dividends payable	$ 6.7	$ 61.3
Customer deposits	12.5	12.1
Additional consideration for acquisition of businesses (see Note R)	5.3	6.1
Derivative financial instruments (see Note S)	6.7	3.3
Liabilities associated with stock-based compensation plans (see Note L)	3.7	3.7
Outstanding checks in excess of book balances	9.4	10.3
Other	7.5	7.5
	$ 51.8	$ 104.3
Other long-term liabilities		
Liability for pension benefits (see Note M)	$ 6.6	$ 11.2
Liabilities associated with stock-based compensation plans (see Note L)	51.2	50.5
Deemed repatriation tax payable	—	11.9
Net reserves for tax contingencies	4.5	4.6
Deferred compensation	9.0	11.2
Additional consideration for acquisition of businesses (see Note R)	—	6.3
Other	10.9	10.9
	$ 82.2	$ 106.6

J—Long-Term Debt

Our multi-currency credit facility matures in September 2026. It provides us the ability, from time to time, subject to certain restrictive covenants and customary conditions, to borrow, repay, and re-borrow up to $1,200.0. At December 31, 2024, we were in compliance with all of our debt covenants. Capitalized terms used in this section but not defined herein have the meanings set forth in the Credit Agreement.

To provide additional borrowing capacity and financial flexibility, we amended our credit agreement in March 2024 to increase the Leverage Ratio from 3.50 to 1.00 to 4.00 to 1.00. After the amendment, our credit facility contains restrictive covenants which include (a) an amended Leverage Ratio requiring us to maintain, as of the last day of each fiscal quarter, or when we borrow under the credit facility (i) Consolidated Funded Indebtedness minus the lesser of: (A) Unrestricted Cash, or (B) $750.0 to (ii) Consolidated EBITDA for the four consecutive trailing quarters, such ratio not being greater than 4.00 to 1.00 as of March 31, 2024 through June 30, 2025, and not greater than 3.50 to 1.00 beginning September 30, 2025 through maturity, provided however, subject to certain limitations, if we make a Material Acquisition in any fiscal quarter after June 30, 2025, at our election, the maximum Leverage Ratio shall be 4.00 to 1.00 for the fiscal quarter during which such Material Acquisition is consummated and the next three consecutive fiscal quarters; (b) a limitation of the amount of total secured obligations to 15% of our total consolidated assets; and (c) a limitation on our ability to sell, lease, transfer, or dispose of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole (other than accounts receivable sold in a Permitted Securitization Transaction, products sold in the ordinary course of business and our ability to sell, lease, transfer, or dispose of any of our assets or the assets of one of our subsidiaries to us or one of our subsidiaries, as applicable) at any given point in time.

During the year ended December 31, 2024, we repaid $300.0 of 3.80% Senior Notes.

Long-term debt, interest rates, and due dates at December 31 are as follows:

	2024			2023		
	Year-end Interest Rate	Due Date Through	Balance	Year-end Interest Rate	Due Date Through	Balance
Senior Notes [1]	— %	—	$ —	3.8 %	2024	$ 300.0
Senior Notes [1]	3.5 %	2027	500.0	3.5 %	2027	500.0
Senior Notes [1]	4.4 %	2029	500.0	4.4 %	2029	500.0
Senior Notes [1]	3.5 %	2051	500.0	3.5 %	2051	500.0
Industrial development bonds - variable interest rates	5.0 %	2030	3.8	4.1 %	2030	3.8
Commercial paper [2]	5.1 %	2026	368.0	5.6 %	2026	186.0
Finance leases			3.7			4.0
Other, partially secured			.3			7.4
Unamortized discounts and deferred loan costs			(11.7)			(13.6)
Total debt			1,864.1			1,987.6
Less: current maturities			1.3			308.0
Total long-term debt			$ 1,862.8			$ 1,679.6

[1] Senior notes are unsecured and unsubordinated obligations. For each of the senior notes: (i) interest is paid semi-annually in arrears; (ii) principal is due at maturity with no sinking fund; and (iii) we may, at our option, at any time, redeem all or a portion of any of the debt at a make-whole redemption price equal to the greater of: (a) 100% of the principal amount of the notes being redeemed; and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon to the "par call date", discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a specified discount rate, determined by the terms of each respective note. The senior notes may also be redeemed by us within 90 days of maturity (or within 180 days of maturity for the notes maturing in 2051) at 100% of the principal amount plus accrued and unpaid interest, and we are required to offer to purchase such notes at 101% of the principal amount, plus accrued and unpaid interest, if we experience a Change of Control Repurchase Event, as defined in the Senior Notes. Also, each respective senior note contains restrictive covenants, including a limitation on secured debt of 15% of our consolidated assets, a limitation on sale and leaseback transactions, and a limitation on certain consolidations, mergers, and sales of assets.

[2] The weighted average interest rate for the net commercial paper activity during the years ended December 31, 2024 and 2023 was 5.6% and 5.2%, respectively. We view the notes as a source of long-

term funds and have classified the borrowings under the commercial paper program as long-term borrowings on our balance sheet. We have the intent to roll over such obligations on a long-term basis and have the ability to refinance these borrowings on a long-term basis, as evidenced by our $1,200.0 revolving credit facility maturing in 2026 discussed above.

Maturities are as follows:

2025	$ 1.3
2026	369.1
2027	500.4
2028	.4
2029	497.1
Thereafter	495.8
	$ 1,864.1

Details of our commercial paper program at December 31 are presented in the table below:

	2024	2023
Total authorized program	$ 1,200.0	$ 1,200.0
Commercial paper outstanding (classified as long-term debt)	368.0	186.0
Letters of credit issued under the credit agreement	—	—
Amount limited by restrictive covenants of credit facility	388.8	682.1
Total program available	$ 443.2	$ 331.9

At December 31, 2024, subject to restrictive covenants, we could raise cash by issuing commercial paper through a program that is backed by a $1,200.0 revolving credit facility with a syndicate of 12 lenders. The credit facility allows us to issue total letters of credit up to $125.0. When we issue letters of credit in this manner, our capacity under the revolving facility, and consequently, our ability to issue commercial paper, is reduced by a corresponding amount. We had no outstanding letters of credit under the facility at year end for the periods presented, but we had issued $61.4 and $52.0 at December 31, 2024 and 2023, respectively, of stand-by letters of credit under other bank agreements to take advantage of better pricing. Our borrowing capacity may be limited by covenants to our credit facility. At December 31, 2024, our borrowing capacity under the credit facility was $443.2.

Generally, we may elect one of five types of borrowing under the revolving credit facility, which determines the rate of interest to be paid on the outstanding principal balance. The interest rate would typically be commensurate with the currency borrowed and the term of the borrowing, as well as either (i) a competitive variable or fixed rate or (ii) various published rates plus a pre-defined spread.

We are required to periodically pay accrued interest on any outstanding principal balance under the revolving credit facility at different time intervals based upon the elected interest rate and the elected interest period. Any outstanding principal under this facility will be due upon the maturity date. We may also terminate or reduce the lending commitments under this facility, in whole or in part, upon three business days' notice. No amounts were outstanding under the revolving credit facility at December 31, 2024 and 2023.

K—Lease Obligations

Substantially all of our operating lease right-of-use assets and operating lease liabilities represent leases for certain operating facilities, warehouses, office space, trucking equipment, and various other assets. Finance lease balances consist of vehicle and certain equipment leases. Our leases have terms that expire at various dates through 2039, some of which include options to extend or terminate the leases at our discretion.

At December 31, 2024, we had $4.0 of additional operating leases that had not yet commenced. These leases will commence in 2025 with average lease terms of five years.

Supplemental balance sheet information related to leases was as follows:

	December 31,		
	2024		**2023**
Operating leases:			
Operating lease right-of-use assets	$	**175.7** $	193.2
Current portion of operating lease liabilities	$	**53.4** $	57.3
Operating lease liabilities		**131.1**	150.5
Total operating lease liabilities	$	**184.5** $	207.8
Finance leases:			
Sundry	$	**3.6** $	4.0
Current maturities of long-term debt	$	**1.3** $	1.2
Long-term debt		**2.4**	2.8
Total finance lease liabilities	$	**3.7** $	4.0

The components of lease expense were as follows:

	Year Ended December 31,					
	2024		**2023**		**2022**	
Operating lease costs:						
Lease costs	$	**65.6** $	65.4	$	56.1
Variable lease costs		**15.0**	18.6		15.1
Total operating lease costs	$	**80.6** $	84.0	$	71.2
Short-term lease costs	$	**6.6** $	6.6	$	6.6
Finance lease costs:						
Amortization of right-of-use assets	$	**1.5** $	1.8	$	1.7
Interest on lease liabilities		**.1**	.1		.1
Total finance lease costs	$	**1.6** $	1.9	$	1.8
Total lease costs	$	**88.8** $	92.5	$	79.6

Variable lease costs consist primarily of taxes, insurance, and common-area or other maintenance costs for our leased facilities and equipment, which are paid based on actual costs incurred by the lessor.

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ **66.5** $	60.4 $	52.4
Operating cash flows from finance leases	**.1**	.1	.1
Financing cash flows from finance leases	**1.5**	1.8	1.7
Right-of-use assets obtained in exchange for new operating lease liabilities	**44.6**	59.8	53.0
Right-of-use assets obtained in exchange for new finance lease liabilities	**1.1**	1.4	1.4

The following table reconciles the undiscounted cash flows for the operating and finance leases at December 31, 2024 to the operating and finance lease liabilities recorded on the Consolidated Balance Sheets:

| | December 31, 2024 | |
	Operating Leases	Finance Leases
2025	$ 58.3	$ 1.4
2026	53.1	1.2
2027	36.7	.9
2028	19.6	.4
2029	11.6	—
Thereafter	16.1	—
Total	195.4	3.9
Less: interest	10.9	.2
Lease liability	$ 184.5	$ 3.7
Weighted average remaining lease term (years)	4.2	3.2
Weighted average discount rate	2.9 %	3.1 %

L—Stock-Based Compensation

We use various forms of share-based compensation, which are summarized below. One stock unit is equivalent to one common share for accounting and earnings-per-share purposes. Shares are issued from treasury for the majority of our stock plans' activity. All share information is presented in millions.

Stock options and stock units are granted pursuant to our Flexible Stock Plan (the "Plan"). On May 8, 2024, the Flexible Stock Plan changed the way awards granted under the plan are charged against the number of available shares. Under the 2024 Plan modification, all options and other awards granted will count as one share against the shares available under the plan.

At December 31, 2024, the following common shares were authorized for issuance under the Plan:

	Common Shares
Unexercised options	.4
Outstanding stock units—vested	3.9
Outstanding stock units—unvested	1.4
Available for grant	3.9
Authorized for issuance at December 31, 2024	9.6

The following table recaps the impact of stock-based compensation on the results of operations for each of the periods presented:

	Year Ended December 31,					
	2024		**2023**		**2022**	
	To Be Settled With Stock	**To Be Settled In Cash**	**To Be Settled With Stock**	**To Be Settled In Cash**	**To Be Settled With Stock**	**To Be Settled In Cash**
Executive Stock Unit (ESU) program matching contributions [1]	$ 3.7	$ .7	$ 3.0	$ .7	$ 3.7	$ .7
Discounts on various stock awards:						
Deferred Stock Compensation Program [2]	1.2	—	1.5	—	1.6	—
ESU program [1]	1.0	—	1.2	—	1.4	—
Discount Stock Plan [3]	.7	—	.7	—	.8	—
Performance Stock Unit (PSU) awards [4]	.1	(.8)	2.6	.6	.8	(2.5)
Restricted Stock Unit (RSU) awards [5]	11.8	—	8.8	—	10.2	—
Other, primarily non-employee directors restricted stock	.8	—	.8	—	1.0	—
Total stock-related compensation expense (income)	19.3	$ (.1)	18.6	$ 1.3	19.5	$ (1.8)
Employee contributions for above stock plans	7.2		9.0		10.6	
Total stock-based compensation	$ 26.5		$ 27.6		$ 30.1	
Tax benefits on stock-based compensation expense	$ 4.7		$ 4.5		$ 4.7	
Tax (expense)/benefits on stock-based compensation payments	(1.1)		.4		0.6	
Total tax benefits associated with stock-based compensation	$ 3.6		$ 4.9		$ 5.3	

The following table recaps the impact of stock-based compensation on assets and liabilities for each of the periods presented:

	2024			**2023**		
	Current	**Long-term**	**Total**	**Current**	**Long-term**	**Total**
Assets:						
Diversified investments associated with the ESU program [1]	$ 3.7	$ 51.4	$ 55.1	$ 3.6	$ 46.8	$ 50.4
Liabilities:						
ESU program [1]	$ 3.7	$ 50.2	$ 53.9	$ 3.7	$ 48.7	$ 52.4
PSU awards [4]	—	1.0	1.0	.1	1.8	1.9
Other - primarily timing differences between employee withholdings and related employer contributions to be submitted to various plans' trust accounts	5.5	—	5.5	5.5	—	5.5
Total liabilities associated with stock-based compensation	$ 9.2	$ 51.2	$ 60.4	$ 9.3	$ 50.5	$ 59.8

[1] ESU Program

The ESU program is a stock-based retirement plan for highly compensated employees. We make a matching contribution of 50% and will make another matching contribution of up to 50% of the employee's contributions for the year if certain profitability levels, as defined in the ESU program, are obtained.

Participants in the ESU program may contribute up to 10% (depending upon certain qualifications) of their compensation above a defined threshold. Participant contributions are credited to a diversified investment account established for the participant, and we make premium contributions to the diversified investment accounts equal to 17.65% of the participant's contribution. A participant's diversified investment account balance is adjusted to mirror the investment experience, whether positive or negative, of the diversified investments selected by the participant. Participants may change investment elections in the diversified investment accounts, but cannot purchase Company common stock or stock units. The diversified investment accounts consist of various mutual funds and retirement target funds and are unfunded, unsecured obligations of the Company that will be settled in cash. Both the assets and liabilities associated with this program are presented in the table above and are adjusted to fair value at each reporting period.

Company matching contributions to the ESU program, including dividend equivalents, are used to acquire stock units at 85% of the common stock market price on the acquisition date. Stock units are converted to common stock at a 1-to-1 ratio upon distribution from the program and may be settled in cash, except for distributions to the Company's Section 16 Officers.

Company matches in the ESU program fully vest upon five years of cumulative service, subject to certain participation requirements. Distributions are triggered by an employee's retirement, death, disability, or separation from Leggett.

In 2024, employee contributions were $3.5, and employer premium contributions to diversified investment accounts were $.6. See the stock-based compensation table above for information regarding employer contributions.

Details regarding stock unit activity for the ESU program are reflected in the stock units summary table below.

2 Deferred Compensation Program

We offer a Deferred Compensation Program under which key managers and outside directors may elect to receive stock options, stock units, or interest-bearing cash deferrals in lieu of cash compensation:

- Until January 1, 2025, stock options under this program were granted in the last month of the year prior to the year the compensation was earned. The number of options granted equals the deferred compensation times five, divided by the stock's market price on the date of grant. The option has a 10-year term. It vests as the associated compensation is earned and becomes exercisable beginning 15 months after the grant date. Stock is issued when the option is exercised. Grant date fair values are calculated using the Black-Scholes option pricing model and are amortized by the straight-line method over the options' total vesting period, except for employees who are retirement eligible. Expense for employees who are retirement eligible is recognized immediately. Stock option activity for the years presented was not material.

- Deferred stock units (DSU) under this program are acquired every two weeks (when the compensation would have otherwise been paid) at a 20% discount to the market price of our common stock on each acquisition date, and they vest immediately. Expense is recorded as the compensation is earned. Stock units earn dividends at the same rate as cash dividends paid on our common stock. These dividends are used to acquire stock units at a 20% discount. Stock units are converted to common stock and distributed in accordance with the participant's pre-set election. However, stock units may be settled in cash, but only if there is not a sufficient amount of shares reserved for future issuance under the Flexible Stock Plan. Participants must begin receiving distributions no later than 10 years after the effective date of the deferral, and installment distributions cannot exceed 10 years.

- Interest-bearing cash deferrals under this program are reported in "Other long-term liabilities" on the Consolidated Balance Sheets and are disclosed in Note I.

	Options	Units	Cash
Aggregate amount of compensation deferred during 2024	$ .1	$ 3.4	$ .8

Form 10-K

3 Discount Stock Plan

Under the Discount Stock Plan (DSP), a tax-qualified §423 stock purchase plan, eligible employees may purchase shares of Leggett common stock at 85% of the closing market price on the last business day of each month. Shares are purchased and issued on the last business day of each month and generally cannot be sold or transferred for one year.

Average 2024 purchase price per share (net of discount)	$	12.63
2024 number of shares purchased by employees		.3
Shares purchased since inception in 1982		24.3
Maximum shares under the plan		27.0

4 PSU Awards

Our long-term incentive awards are split between PSUs and RSUs. Beginning in 2023, executive officers received 60% PSUs and 40% RSUs. Prior to 2023, executive officers received two thirds PSUs and one third RSUs. For other selected participants, the award is granted at either half PSUs and half RSUs or 100% RSUs.

We intend to pay 50% in shares of our common stock and 50% in cash, although we reserve the right (subject to the Human Resources and Compensation (HRC) Committee's approval) to pay up to 100% in cash. Cash settlements are recorded as a liability and adjusted to fair value at each reporting period.

2023 and 2024 PSU Awards

In March 2023, the HRC Committee amended the PSU award agreement. Following the amendment, the awards are based on two performance conditions as detailed below. The base payout percentage will be determined by the level of achievement of these performance conditions, and then adjusted by a payout multiplier based on our Total Shareholder Return (TSR) compared to a peer group. Participants will earn from 0% to 200% of the base award.

Grant date fair values are calculated based on the grant date stock price and a Monte Carlo simulation of stock and volatility data for Leggett and each of the peer companies for the payout multiplier. Expense is adjusted quarterly over the three-year vesting period based on the number of shares expected to vest.

The PSU awards contain the following conditions:

- A service requirement—Awards generally "cliff" vest three years following the grant date.
- Two performance conditions over the three-year performance period:
  - 50% of the awards are based on Return on Invested Capital (ROIC). ROIC is calculated as our average annual net operating profit after tax divided by our average invested capital.
  - 50% of the awards are based on achieving specified Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) performance targets.
- A market condition—The payout multiplier is based upon our relative TSR compared to a group of peer companies during the three-year performance period. The peer group consists of all the companies in the Industrial, Materials, and Consumer Discretionary sectors of the S&P 500 and S&P Midcap 400 (approximately 320 companies). The multiplier will increase or decrease the payout by up to 25%, not to exceed the maximum 200% payout, and may not increase the payout above 100% if our TSR is negative.

2022 and Prior PSU Awards

TSR Based

Previous to 2023, PSU awards were based 50% upon our TSR compared to a peer group. A small number of PSU awards were based 100% upon relative TSR for certain

business unit employees to complement their particular mix of incentive compensation. Grant date fair values were calculated using a Monte Carlo simulation of stock and volatility data for Leggett and each of the peer companies. Grant date fair values are amortized using the straight-line method over the three-year vesting period.

The relative TSR component of the PSU awards contained the following conditions:

- A service requirement—Awards generally "cliff" vest three years following the grant date.
- A market condition—Awards are based on our TSR compared to the same peer group as noted above. Participants will earn from 0% to 200% of the base award depending upon how our TSR ranks within the peer group at the end of the three-year performance period.

EBIT CAGR Based

Previous to 2023, PSU awards were based 50% upon our, or the applicable profit center's, EBIT CAGR. Grant date fair values were calculated using the grant date stock price discounted for dividends over the vesting period. Expense is adjusted quarterly over the three-year vesting period based on the number of shares expected to vest.

The EBIT CAGR component of the PSU awards contained the following conditions:

- A service requirement—Awards generally "cliff" vest three years following the grant date.
- A performance condition—Awards are based on achieving specified EBIT CAGR targets for our, or the applicable profit center's, EBIT during the third year of the period compared to EBIT during the fiscal year immediately preceding the period. Participants will earn from 0% to 200% of the base award.

Below is a summary of shares and grant date fair value related to PSU awards for the periods presented:

	Year Ended December 31,		
	2024	**2023**	**2022**
Total shares base award	**.3**	.1	.1
Grant date per share fair value	**$ 15.30**	$ 29.31	$ 41.13
Risk-free interest rate	**4.5 %**	4.4 %	1.7 %
Vesting period in years	**3.0**	3.0	3.0
Expected volatility	**30.9 %**	45.7 %	45.2 %
Expected dividend yield	**9.0 %**	5.5 %	4.6 %

Three-Year Performance Cycle for PSU - EBIT CAGR Based

Award Year	Completion Date	Payout as a Percent of the Base Award	Number of Shares Distributed	Cash Portion	Distribution Date
2020	December 31, 2022	—%	— million	$ —	First quarter 2023
2021	December 31, 2023	6.0%	<.1 million	$ .1	First quarter 2024
2022	December 31, 2024	5.0%	<.1 million	$ <.1	First quarter 2025

There were no stock or cash distributions in the PSU - TSR Based awards in the years presented as our TSR performance relative to the peer group was below the payout criteria for the 2020 - 2022 award years (for which the three-year performance periods ended December 31, 2022, 2023, and 2024).

5 Restricted Stock Unit Awards

RSU awards are generally granted as follows:

- As part of our long-term incentive awards, along with PSUs as discussed above
- As annual awards to selected managers
- On a discretionary basis to selected employees
- As compensation for outside directors

The value of these awards is determined by the stock price on the day of the award, and expense is generally recognized over the three-year vesting period, except for retirement-eligible employees that are expensed immediately at the RSU grant date or as they become retirement eligible. Those who are retirement eligible (after age 65 or on the date where the participant's age plus years of service is greater than or equal to 70 years) will continue to receive shares that will vest after the retirement date.

Stock Units Summary

As of December 31, 2024, the unrecognized cost of non-vested stock units that is not adjusted to fair value was $7.0 with a weighted-average remaining contractual life of one year.

Stock unit information for the plans discussed above is presented in the table below:

	DSU	ESU	PSU	RSU	Total Units	Weighted Average Grant Date Fair Value per Unit	Aggregate Intrinsic Value
Unvested at December 31, 2023	—	—	.8	.2	1.0	$ 42.38	
Granted based on current service	.3	.4	—	.7	1.4	16.67	
Granted based on future conditions*	—	—	.8	—	.8	7.67	
Vested	(.3)	(.4)	—	(.5)	(1.2)	19.45	
Forfeited*	—	—	(.5)	(.1)	(.6)	12.02	
Unvested at December 31, 2024	**—**	**—**	**1.1**	**.3**	**1.4**	**$ 13.19**	**$ 13.3**
Fully vested shares available for issuance at December 31, 2024					**3.9**		**$ 37.4**

*Stock-settled PSU awards (50%) are presented at maximum payout of 200% at grant date and when forfeited.

	Year Ended December 31,		
	2024	2023	2022
Total intrinsic value of vested stock units converted to common stock	**$ .1**	$ 1.9	$ 5.7

M—Employee Benefit Plans

In September 2024, the Board of Directors approved a resolution to merge two of our domestic defined benefit pension plans and terminate the resulting merged plan (Frozen Plan) effective December 31, 2024. Participants in the Frozen Plan have stopped earning benefits. The distribution of plan assets and settlement of benefit obligations will occur after the plan termination satisfies all regulatory requirements, which is expected to be completed by mid-2026. The Frozen Plan was underfunded by $4.2 and $6.1 as of December 31, 2024 and 2023, respectively. Additionally, we recognized a curtailment loss of $.7 during the year ended December 31, 2024 associated with the planned termination of the Frozen Plan, primarily due to the immediate recognition of prior service cost.

The Consolidated Balance Sheets reflect a net liability for the funded status of our domestic and foreign defined benefit pension plans as of all periods presented. Our domestic plans (comprised primarily of two significant plans at December 31, 2024 and three significant plans at December 31, 2023 and 2022) represent approximately 85% of our pension benefit obligation in each of the periods presented.

A summary of our pension obligations and funded status as of December 31 is as follows:

	2024	2023	2022
Change in benefit obligation			
Benefit obligation, beginning of period	$ **194.6**	$ 191.2	$ 270.4
Service cost	**2.8**	3.4	5.3
Interest cost	**9.1**	9.2	6.6
Plan participants' contributions	**.4**	.4	.4
Actuarial loss (gain) [1]	**(10.3)**	4.8	(71.6)
Benefits paid	**(16.0)**	(15.8)	(15.9)
Plan amendments	**.1**	—	—
Curtailments and settlements	**(.7)**	—	—
Foreign currency exchange rate changes	**(1.3)**	1.4	(4.0)
Other	**(.2)**	—	—
Benefit obligation, end of period	$ **178.5**	$ 194.6	$ 191.2
Change in plan assets			
Fair value of plan assets, beginning of period	$ **187.8**	$ 175.8	$ 227.7
Actual return on plan assets	**7.3**	20.9	(35.4)
Employer contributions	**1.0**	5.0	2.9
Plan participants' contributions	**.4**	.4	.4
Benefits paid	**(16.0)**	(15.8)	(15.9)
Settlements	**(.2)**	—	—
Foreign currency exchange rate changes	**(1.2)**	1.5	(3.9)
Other	**(.2)**	—	—
Fair value of plan assets, end of period	$ **178.9**	$ 187.8	$ 175.8
Net funded status	$ **.4**	$ (6.8)	$ (15.4)
Funded status recognized in the Consolidated Balance Sheets			
Other assets—sundry	$ **7.3**	$ 4.7	$ 3.9
Other current liabilities	**(.3)**	(.3)	(.3)
Other long-term liabilities	**(6.6)**	(11.2)	(19.0)
Net funded status	$ **.4**	$ (6.8)	$ (15.4)

[1] Year-over-year fluctuations in "Actuarial loss (gain)" are primarily driven by changes in the weighted average discount rate assumptions.

Our accumulated benefit obligation was not materially different from our projected benefit obligation for the periods presented.

Comprehensive Income (Loss

Amounts and activity included in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets associated with pensions are reflected below:

	December 31, 2023	2024 Amortization	2024 Net Actuarial Loss	2024 Foreign Currency Exchange Rates Change	2024 Income Tax Change	December 31, 2024
Net (loss) gain (before tax)	$ (20.5)	$ .8	$ 7.5	$ .2	$ —	$ (12.0)
Deferred income taxes	6.9	$ —	—	—	(2.1)	4.8
Accumulated other comprehensive income (loss) (net of tax)	$ (13.6)	$ .8	$ 7.5	$ .2	$ (2.1)	$ (7.2)

Net Pension Expense (Income)

Components of net pension expense (income) for the years ended December 31 were as follows:

	2024	2023	2022
Service cost	$ 2.8	$ 3.4	$ 5.3
Interest cost	9.1	9.2	6.6
Expected return on plan assets	(11.5)	(10.9)	(13.2)
Recognized net actuarial loss	1.1	1.3	2.5
Curtailments and settlements	.7	—	—
Net pension expense	$ 2.2	$ 3.0	$ 1.2
Weighted average assumptions for pension costs:			
Discount rate	4.8 %	5.0 %	2.5 %
Rate of compensation increase	3.4 %	3.4 %	3.5 %
Expected return on plan assets	6.4 %	6.4 %	6.0 %
Weighted average assumptions for benefit obligation:			
Discount rate	5.3 %	4.8 %	5.0 %
Rate of compensation increase	3.1 %	3.4 %	3.4 %

Assumptions used for domestic and international plans were not significantly different.

The components of net pension expense other than the service cost are included in the line item "Other expense (income), net" in the Consolidated Statements of Operations.

We use the Pension Liability Index rate to determine the discount rate used for our significant pension plans. The Pension Liability Index rate is a calculated rate using yearly spot rates matched against expected future benefit payments. The discount rates used for our other, primarily foreign, plans are based on rates appropriate for the respective country and the plan obligations.

The overall expected long-term rate of return is based on each plan's historical experience and our expectations of future returns based upon each plan's investment holdings, as discussed below.

Pension Plan Assets

The fair value of our major categories of pension plan assets is disclosed below using a three-level valuation hierarchy that separates fair value valuation techniques into the following categories:

- Level 1: Quoted prices for identical assets or liabilities in active markets.
- Level 2: Other significant inputs observable either directly or indirectly (including quoted prices for similar securities, interest rates, yield curves, credit risk, etc.).
- Level 3: Unobservable inputs that are not corroborated by market data.

Presented below are our major categories of investments for the periods presented:

	Year Ended December 31, 2024					Year Ended December 31, 2023				
	Level 1	Level 2	Level 3 [1]	Assets Measured at NAV [2]	Total	Level 1	Level 2	Level 3 [1]	Assets Measured at NAV [2]	Total
Mutual and pooled funds										
Fixed income	$102.9	$ 11.6	$ —	$ —	$114.5	$ 46.3	$ 1.4	$ —	$ —	$ 47.7
Equities	35.9	1.5	—	—	37.4	107.2	12.8	—	—	120.0
Stable value funds	—	—	—	—	—	—	7.3	—	—	7.3
Money market funds, cash and other	—	—	6.3	20.7	27.0	—	—	6.9	5.9	12.8
Total investments at fair value	$138.8	$ 13.1	$ 6.3	$ 20.7	$178.9	$153.5	$ 21.5	$ 6.9	$ 5.9	$187.8

[1] We entered into a buy-in arrangement during 2023 for one of our frozen international plans. The bulk purchase annuity policy assets from this transaction are classified as level 3 in the fair value hierarchy.

[2] Certain investments that are measured at fair value using the net asset value (NAV) per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

Our investment policy and strategies are established with a long-term view in mind. We strive for a sufficiently diversified asset mix to minimize the risk of a material loss to the portfolio value due to the devaluation of any single investment. In determining the appropriate asset mix, our financial strength and ability to fund potential shortfalls that might result from poor investment performance are considered. The assets in our Frozen Plan employ a liability-driven investment strategy and have a target allocation of 100% fixed income. The remaining significant plan has a target allocation of 75% equities and 25% fixed income, as historical equity returns have tended to exceed bond returns over the long term.

Future Contributions and Benefit Payments (excluding plan termination impacts discussed above)

We expect to contribute approximately $.3 to our defined benefit pension plans in 2025.

Estimated benefit payments expected over the next 10 years are as follows:

2025	$	13.4
2026		13.6
2027		14.0
2028		14.3
2029		14.4
2030-2034		67.6

Defined Contribution Plans

Total expense for our defined contribution plans was $15.4, $14.2, and $13.7 for the years ended December 31, 2024, 2023, and 2022, respectively.

Multi-employer Pension Plan

We have limited participation in one union-sponsored, defined benefit, multi-employer pension plan that covers selected employees at one of our locations in the Aerospace Products Group. The plan is not administered by us, and contributions are determined in accordance with provisions of negotiated labor contracts. Aggregate contributions to the plan were immaterial for each of the years presented. In addition to regular contributions, we could be obligated to pay additional contributions (known as complete or partial withdrawal liabilities) if a plan has unfunded vested benefits. Factors that could impact the funded status of the plan include investment performance, changes in the participant demographics, financial stability of contributing employers, and changes in actuarial assumptions. Withdrawal liability triggers could include a plan's termination, a withdrawal of substantially all employers, or our voluntary withdrawal from the plan (such as decision to close a facility or the dissolution of a collective bargaining unit). We have a very small share of the liability among the participants of the plan. Based upon the information available from the plan administrator, the multi-employer plan in which we participate is underfunded, and we estimate our aggregate share of potential withdrawal liability for the plan to approximate $16.0. We have not recorded any material withdrawal liabilities for the years presented.

N—Other Expense (Income, Net

The components of "Other expense (income), net" were as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Restructuring charges (See Note E)	**$ 18.7**	$ 2.9	$ 1.4
Currency (gain) loss	**(.4)**	4.2	(3.3)
(Gain) loss from diversified investments associated with the ESU program (See Note L)	**(6.7)**	(7.7)	8.4
Reduction to contingent purchase price liability (See Note R)	**(6.4)**	(14.9)	(1.2)
Non-service pension income (See Note M)	**(.6)**	(.4)	(4.1)
Other (income) expense	**(3.1)**	2.1	(1.0)
	$ 1.5	$ (13.8)	$ .2

O—Income Taxes

The components of "Earnings (loss) before income taxes" are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Domestic	**$ (586.2)**	$ (388.6)	$ 163.6
Foreign	**77.0**	215.2	240.0
Earnings (loss) before income taxes	**$ (509.2)**	$ (173.4)	$ 403.6

"Income taxes" is comprised of the following components:

		Year Ended December 31,				
		2024		2023		2022
Current						
Federal	$	**7.2**	$	24.4	$	48.3
State and local		**1.4**		3.7		7.9
Foreign		**51.6**		64.5		53.2
Total current		**60.2**		92.6		109.4
Deferred						
Federal		**(48.6)**		(100.6)		(14.1)
State and local		**(7.2)**		(19.9)		(2.0)
Foreign		**(2.2)**		(8.7)		.4
Total deferred		**(58.0)**		(129.2)		(15.7)
Total income taxes	$	**2.2**	$	(36.6)	$	93.7

"Income taxes" as a percentage of "Earnings (loss) before income taxes" differs from the statutory federal income tax rate as follows:

	Year Ended December 31,		
	2024	2023	2022
Statutory federal income tax rate	**21.0 %**	21.0 %	21.0 %
Increases (decreases) in rate resulting from:			
State taxes, net of federal benefit	**.1**	.2	.9
Tax effect of foreign operations	**.8**	(1.4)	(.5)
Global intangible low-taxed income (GILTI)	**(.4)**	(1.5)	.6
Current and deferred foreign withholding taxes	**(1.9)**	(7.3)	2.6
Goodwill and long-lived asset impairments	**(19.5)**	5.4	—
Stock-based compensation	**(.2)**	.1	(.1)
Change in valuation allowance	**(1.3)**	(.4)	(.1)
Change in uncertain tax positions, net	**(.1)**	(.3)	—
Other permanent differences, net	**1.1**	3.9	(1.0)
Other, net	**—**	1.4	(.2)
Effective tax rate	**(.4)%**	21.1 %	23.2 %

Dollar amounts for significant items for all years presented are discussed below.

For all periods presented, the tax rate benefited from income earned in various foreign jurisdictions at rates lower than the U.S. federal statutory rate, primarily in China and Cyprus. In 2023, the rate associated with foreign operations was also adversely impacted by changes in estimates related to tax filings and a reduction to a contingent purchase price liability.

In 2024, our rate was adversely impacted by $99.3 primarily due to non-deductible tax effects from goodwill impairment charges, but benefited by $9.4 in 2023 from deductible tax effects of other long-lived asset impairment charges, both of which are discussed in Note F. We also recognized tax expense related to foreign withholding taxes of $9.7, $12.7, and $10.5, and other net tax (benefits) expenses of $(.8), $(5.9), and $.4 for the years ended December 31, 2024, 2023, and 2022, respectively. In 2024, our rate was also adversely impacted by $4.8 due to a change in valuation allowance related to a 2022 acquisition in our Specialized Products segment.

We file tax returns in each jurisdiction where we are required to do so. In these jurisdictions, a statute of limitations period exists. After a statute period expires, the tax authorities can no longer assess additional income tax for the expired period. In addition, once the statute expires we are no longer eligible to file claims for refund for any tax that we may have overpaid.

Unrecognized Tax Benefits

The total amount of our gross unrecognized tax benefits including interest and penalties at December 31, 2024, 2023, and 2022 was $8.0 (of which $3.9 would impact our effective tax rate, if recognized), $5.0, and $5.9, respectively.

We recognize interest and penalties related to unrecognized tax benefits as part of income tax expense in the Consolidated Statements of Operations, which is consistent with prior reporting periods.

We are currently in various stages of audit by certain governmental tax authorities. We have established liabilities for unrecognized tax benefits as appropriate, with such amounts representing a reasonable provision for taxes we ultimately might be required to pay. However, these liabilities could be adjusted over time as more information becomes known and management continues to evaluate the progress of these examinations.

We are not subject to significant U.S. federal tax examinations for years prior to 2021, or significant U.S. state or foreign income tax examinations for years prior to 2015.

It is reasonably possible that the resolution of certain tax audits could reduce our unrecognized tax benefits within the next 12 months, as certain tax positions may either be sustained on audit or we may agree to certain adjustments, or resulting from the expiration of statutes of limitations in various jurisdictions. It is not expected that any change would have a material impact on our Consolidated Financial Statements.

Deferred Income Taxes

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. The major temporary differences and their associated deferred tax assets or liabilities are as follows:

	December 31,			
	2024		**2023**	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Property, plant and equipment	$ 13.7	$ (76.2)	$ 14.7	$ (80.7)
Inventories	5.8	(.7)	6.5	(1.0)
Accrued expenses	51.1	(.3)	52.7	(.6)
Net operating losses and other tax carryforwards [1]	56.2	—	39.8	—
Pension cost and other post-retirement benefits	3.8	(.9)	5.6	(.9)
Intangible assets [2]	10.8	(69.1)	12.0	(108.2)
Derivative financial instruments	.9	(4.0)	.5	(4.2)
Capitalized research and experimentation expenses	12.5	—	9.1	—
Tax on undistributed earnings (primarily from Canada and China)	—	(18.6)	—	(18.5)
Uncertain tax positions	3.3	—	.7	—
Other	9.9	(8.3)	9.7	(7.5)
Gross deferred tax assets (liabilities)	168.0	(178.1)	151.3	(221.6)
Valuation allowance	(20.5)	—	(17.7)	—
Total deferred taxes	$ 147.5	$ (178.1)	$ 133.6	$ (221.6)
Net deferred tax liability		$ (30.6)		$ (88.0)

[1] The $16.4 increase in our deferred tax asset was primarily associated with the U.S. interest expense limitation related to an expired provision of the Tax Cuts and Jobs Act of 2017.

[2] Intangible assets includes a $39.1 decrease in our deferred tax liability relating primarily to the goodwill and long-lived asset impairment charges discussed in Note F.

Deferred tax assets (liabilities) included in the Consolidated Balance Sheets are as follows:

| | December 31, | | | |
	2024		2023	
Sundry	$	18.3	$	13.2
Deferred income taxes		(48.9)		(101.2)
Net deferred tax liability	$	(30.6)	$	(88.0)

The valuation allowance recorded primarily relates to net operating loss, tax credit, and capital loss carryforwards for which utilization is uncertain. Cumulative tax losses in certain state and foreign jurisdictions during recent years, limited carryforward periods in certain jurisdictions, future reversals of existing taxable temporary differences, and reasonable tax planning strategies were among the factors considered in determining the valuation allowance. Individually, none of these tax carryforwards presents a material exposure.

Most of our tax carryforwards have expiration dates that vary generally over the next 20 years, with no amount greater than $10.0 expiring in any one year.

Deferred withholding taxes (tax on undistributed earnings) have been provided on the earnings of our foreign subsidiaries to the extent it is anticipated that the earnings will be remitted in the future as dividends. We are not asserting permanent reinvestment on $541.1 of our earnings and have accrued tax on these undistributed earnings as presented in the table above.

Foreign withholding taxes have not been provided on certain foreign earnings which are indefinitely reinvested outside the United States. The cumulative undistributed earnings which are indefinitely reinvested as of December 31, 2024, are $316.9. If such earnings were repatriated to the United States through dividends, the resulting incremental tax expense would approximate $19.2, based on present income tax laws.

P—Accumulated Other Comprehensive Income (Loss)

The following table sets forth the changes in each component of accumulated other comprehensive income (loss):

	Foreign Currency Translation Adjustments		Cash Flow Hedges		Defined Benefit Pension Plans		Accumulated Other Comprehensive Income (Loss)	
Balance at January 1, 2022	$	(11.7)	$	11.9	$	(38.5)	$	(38.3)
Other comprehensive income (loss)		(71.8)		(3.7)		23.8		(51.7)
Reclassifications, pretax		—		(.5)		2.5		2.0
Income tax effect		—		.7		(6.2)		(5.5)
Balance at December 31, 2022		(83.5)		8.4		(18.4)		(93.5)
Other comprehensive income (loss)		40.9		3.0		1.3		45.2
Reclassifications, pretax		—		2.2		5.0		7.2
Income tax effect		—		(1.1)		(1.5)		(2.6)
Balance at December 31, 2023		(42.6)		12.5		(13.6)		(43.7)
Other comprehensive income (loss)		(73.2)		(3.1)		7.7		(68.6)
Reclassifications, pretax		—		(3.2)		.8		(2.4)
Income tax effect		—		1.0		(2.1)		(1.1)
Balance at December 31, 2024	$	(115.8)	$	7.2	$	(7.2)	$	(115.8)

Q—Fair Value

We utilize fair value measures for both financial and non-financial assets and liabilities.

Items measured at fair value on a recurring basis

Fair value measurements are established using a three-level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following categories:

• Level 1: Quoted prices for identical assets or liabilities in active markets.

- Level 2: Inputs, other than quoted prices included in Level 1, that are observable for the asset or liability either directly or indirectly. Short-term investments in this category are valued using discounted cash flow techniques with all significant inputs derived from or supported by observable market data. Derivative assets and liabilities in this category are valued using models that consider various assumptions and information from market-corroborated sources. The models used are primarily industry-standard models that consider items such as quoted prices, market interest rate curves applicable to the instruments being valued as of the end of each period, discounted cash flows, volatility factors, current market, and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.
- Level 3: Unobservable inputs that are not corroborated by market data.

The areas in which we utilize fair value measures of financial assets and liabilities are presented in the table below:

	As of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Bank time deposits with original maturities of three months or less	$ —	$ 156.0	$ —	$ 156.0
Derivative assets (see Note S)	—	5.1	—	5.1
Diversified investments associated with the ESU program (see Note L)	55.1	—	—	55.1
Total assets	$ 55.1	$ 161.1	$ —	$ 216.2
Liabilities:				
Derivative liabilities (see Note S)	$ —	$ 7.0	$ —	$ 7.0
Liabilities associated with the ESU program (see Note L)	53.9	—	—	53.9
Total liabilities	$ 53.9	$ 7.0	$ —	$ 60.9

	As of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Bank time deposits with original maturities of three months or less	$ —	$ 147.5	$ —	$ 147.5
Derivative assets (see Note S)	—	6.2	—	6.2
Diversified investments associated with the ESU program (see Note L)	50.4	—	—	50.4
Total assets	$ 50.4	$ 153.7	$ —	$ 204.1
Liabilities:				
Derivative liabilities (see Note S)	$ —	$ 3.5	$ —	$ 3.5
Liabilities associated with the ESU program (see Note L)	52.4	—	—	52.4
Total liabilities	$ 52.4	$ 3.5	$ —	$ 55.9

There were no transfers between Level 1 and Level 2 for any of the periods presented.

The fair value for fixed rate debt (Level 1) was approximately $245.0 less than carrying value of $1,488.3 at December 31, 2024 and was approximately $175.0 less than carrying value of $1,786.4 at December 31, 2023.

Items measured at fair value on a non-recurring basis

The primary areas in which we utilize fair value measures of non-financial assets and liabilities are allocating purchase price to the assets and liabilities of acquired companies (Note R) and evaluating long-term assets (including goodwill) for potential impairment (Note F). Determining fair values for these items requires significant judgment and includes a variety of methods and models that utilize significant Level 3 inputs (Note A).

R—Acquisitions

The following table contains the estimated fair values of the assets acquired and liabilities assumed and the estimated intangible asset lives at the date of acquisition for all acquisitions during the periods presented (using inputs discussed in Note A). Of the goodwill included in the table below, none is expected to be deductible for tax purposes.

	2022
Accounts receivable	$ 37.8
Inventories	43.0
Property, plant and equipment	16.6
Goodwill (see Note G)	42.5
Other intangible assets (see Note G)	
Customer relationships (8 to 15 year life)	22.0
Technology (10 year life)	11.3
Trademarks and trade names (8 to 15 year life)	7.1
Non-compete agreements (5 year life)	.2
Other current and long-term assets	9.1
Current liabilities	(54.7)
Deferred income taxes	(17.7)
Other long-term liabilities	(5.0)
Fair value of net identifiable assets	112.2
Less: additional consideration (receivable)	(1.3)
Less: additional contingent consideration payable	30.2
Net cash consideration	$ 83.3

The following table summarizes acquisitions for the periods presented.

Year Ended	Number of Acquisitions	Segment	Product/Service
December 31, 2024	None		
December 31, 2023	None		
December 31, 2022	4	Specialized Products	Manufacturer of hydraulic cylinders for heavy construction equipment;
		Furniture, Flooring & Textile Products	Converter and distributor of construction fabrics for the furniture and bedding industries;
			Distributor of products used for erosion control and geosynthetic products for civil construction applications;
			Distributor of products used for erosion control and stormwater management

The results of operations of the above acquired companies have been included in the consolidated financial statements since the dates of each acquisition. The unaudited pro forma consolidated net trade sales, net earnings, and earnings per share as though these acquisitions had occurred on January 1 of each year presented are not materially different from the amounts reflected in the accompanying financial statements.

Certain of our acquisition agreements provide for additional contingent consideration to be paid based upon analysis of the closing balance sheet and if the acquired company's performance exceeds certain targeted levels through December 31, 2025. Such additional consideration will be paid in cash and the liability is recorded at discounted fair value at the acquisition date. Components of the liability are based on estimates and contingent upon future events, therefore, the amounts may fluctuate materially until the payment dates. Subsequent measurement of the estimate is recorded in "Other expense (income), net" in the Consolidated Statements of Operations (see Note N). Our liability for these future payments was $5.3 ($5.3 current) at December 31, 2024, $12.4 ($6.1 current and $6.3 long-term) at December 31, 2023, and $31.9 ($14.4 current and $17.5 long-term) at December 31, 2022. Additional consideration paid for acquisitions was $.5 and $4.5 in the years ended 2024 and 2023, respectively. No payments were made in 2022.

No businesses were acquired during 2024 or 2023. A brief description of our acquisition activity for 2022 is included below. Final purchase prices and goodwill values include measurement period adjustments recorded subsequent to the values shown in the above table.

We acquired four businesses in the last half of 2022:

- A small U.S. textiles business that converts and distributes construction fabrics for the furniture and bedding industries. This acquisition became a part of our Furniture, Flooring & Textile Products segment. The final purchase price was $2.0 and added no goodwill.

- A global manufacturer of hydraulic cylinders for heavy construction equipment. This business has manufacturing locations in Germany and China and a distribution facility in the United States, and operates within the Specialized Products segment. The final purchase price was $87.8 and added $41.9 of goodwill. As discussed in Note F, the goodwill for this acquisition was fully impaired in 2024.

- Two Canadian distributors of products used for erosion control, stormwater management, and various other applications that expanded the geographic scope of our Geo Components business unit. These acquisitions became a part of our Furniture, Flooring & Textile Products segment.
  - An acquisition with a final purchase price of $7.5 and added $3.5 goodwill.
  - An acquisition with a final purchase price of $12.9 and added $.7 goodwill.

S—Derivative Financial Instruments

The following table presents assets and liabilities representing the fair value of our most significant derivative financial instruments. The fair values of the derivatives reflect the change in the market value of the derivative from the date of the trade execution and do not consider the offsetting underlying hedged item.

| | | | As of December 31, 2024 | | | |
| | | | Assets | | Liabilities | |
Derivatives	Expiring at various dates through:	Total USD Equivalent Notional Amount	Other Current Assets	Sundry	Other Current Liabilities	Other Long -Term Liabilities
Designated as hedging instruments						
Total cash flow hedges-currency hedges	**Jun 2026**	$ **254.0**	$ **3.1**	$ **.3**	$ **5.8**	$ **.3**
Total fair value hedges	**Jun 2025**	**19.0**	**.1**	—	**.1**	—
Not designated as hedging instruments	**Dec 2025**	**166.5**	**1.6**	—	**.8**	—
Total derivatives			$ **4.8**	$ **.3**	$ **6.7**	$ **.3**

| | | | As of December 31, 2023 | | | |
| | | | Assets | | Liabilities | |
Derivatives	Expiring at various dates through:	Total USD Equivalent Notional Amount	Other Current Assets	Sundry	Other Current Liabilities	Other Long -Term Liabilities
Designated as hedging instruments						
Total cash flow hedges-currency hedges	Jun 2025	$ 298.2	$ 5.3	$ .5	$ 2.4	$ .2
Total fair value hedges	Mar 2024	21.7	.3	—	—	—
Not designated as hedging instruments	Dec 2024	87.9	.1	—	.9	—
Total derivatives			$ 5.7	$ .5	$ 3.3	$ .2

The following table sets forth the pretax (gains) losses for our hedging activities for the years presented. This schedule includes reclassifications from accumulated other comprehensive income as well as derivative settlements recorded directly to income or expense.

Derivatives	Income Statement Caption	Amount of Loss (Gain) Recorded in Income for the Year Ended December 31,		
		2024	2023	2022
Designated as hedging instruments				
Interest rate cash flow hedges [1]	Interest expense	$ (.3)	$ (.3)	$ 2.3
Currency cash flow hedges	Net trade sales	**1.6**	3.7	.5
Currency cash flow hedges	Cost of goods sold	**(1.7)**	(2.5)	(2.8)
Total cash flow hedges		**(.4)**	.9	—
Fair value hedges	Other expense (income), net	**.5**	.9	3.5
Not designated as hedging instruments	Other expense (income), net	**(5.7)**	3.9	(1.3)
Total derivative instruments		$ **(5.6)**	$ 5.7	$ 2.2

[1] In the third quarter of 2022, we completed amortization of the $43.0 loss on our $200.0 forward starting interest rate swap that was related to our 2012 $300.0 Senior Notes; the 2012 issuance matured and was fully paid in the third quarter of 2022.

T—Contingencies

We are a party to various proceedings and matters involving employment, intellectual property, environmental, taxation, vehicle-related personal injury, and other laws. When it is probable, in management's judgment, that we may incur monetary damages or other costs resulting from these proceedings or other claims, and we can reasonably estimate the amounts, we record appropriate accruals in the financial statements and make charges against earnings. For all periods presented, we have recorded no material charges against earnings. Also, when it is reasonably possible that we may incur additional loss in excess of recorded accruals, and we can reasonably estimate the additional losses or range of losses, we disclose such additional reasonably possible losses in these notes.

Accruals and Reasonably Possible Losses in Excess of Accruals

Accruals for Probable Losses

Although we deny liability in all currently threatened or pending litigation proceedings, we have recorded a litigation contingency accrual for our reasonable estimate of probable loss, in the aggregate, of $1.4, $1.4, and $.9 at December 31, 2024, 2023, and 2022, respectively. There were no material adjustments to the accrual, including cash payments and expense, for each of the years ended December 31, 2024, 2023, and 2022, respectively. The accruals do not include accrued expenses related to workers' compensation, vehicle-related personal injury, product and general liability claims, taxation issues, and environmental matters, some of which may contain a portion of litigation expense. However, any litigation expense associated with these categories is not anticipated to have a material effect on our financial condition, results of operations, or cash flows. For more information regarding accrued expenses, see Note I.

Reasonably Possible Losses in Excess of Accruals

Although there are a number of uncertainties and potential outcomes associated with our pending or threatened litigation proceedings, we believe, based on current known facts, that additional losses, if any, are not expected to materially affect our consolidated financial position, results of operations, or cash flows. However, based upon current known facts, as of December 31, 2024, aggregate reasonably possible (but not probable, and therefore not accrued) losses in excess of the accruals noted above are estimated to be $13.0. If our assumptions or analyses regarding any of our contingencies are incorrect, or if facts change or future litigation arises, we could realize losses in excess of the recorded accruals (including losses in excess of the $13.0 referenced above), which could have a material negative impact on our financial condition, results of operations, and cash flows.

LEGGETT & PLATT, INCORPORATED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(Amounts in millions)

Column A	Column B	Column C	Column D	Column E
		Additions		
Description	Balance at beginning of period	Charged to cost and expenses	Deductions	Balance at end of period
Year ended December 31, 2024				
Allowance for doubtful receivables	$ **10.5**	$ **6.3**	$ **2.6** [1]	$ **14.2**
Tax valuation allowance	$ **17.7**	$ **6.8**	$ **4.0**	$ **20.5**
Year ended December 31, 2023				
Allowance for doubtful receivables	$ 39.0	$ (6.5)	$ 22.0 [1]	$ 10.5
Tax valuation allowance	$ 15.7	$ .8	$ (1.2)	$ 17.7
Year ended December 31, 2022				
Allowance for doubtful receivables	$ 37.0	$ 3.2	$ 1.2 [1]	$ 39.0
Tax valuation allowance	$ 16.2	$ (.4)	$ .1	$ 15.7

[1] Uncollectible accounts charged off, net of recoveries. The 2023 deduction includes $20.5 for a charge-off of a non-trade note receivable that was fully reserved in prior years.

EXHIBIT INDEX

Exhibit No.	Document Description
3.1	Restated Articles of Incorporation of the Company as of May 13, 1987, with Amendments dated May 12, 1993 and May 20, 1999; filed November 7, 2024 as Exhibit 3.1.1 to the Company's Form 10-Q, is incorporated herein by reference. (SEC File No. 001-07845)
3.2	Bylaws of the Company, as amended through November 5, 2024, filed November 7, 2024 as Exhibit 3.2.2 to the Company's Form 10-Q, is incorporated herein by reference. (SEC File No. 001-07845)
4.1	Article III of the Company's Restated Articles of Incorporation, as amended, filed as Exhibit 3.1 hereto, is incorporated herein by reference.
4.2	Senior Indenture dated May 6, 2005 between the Company and U.S. Bank Trust Company, National Association (successor in interest to The Bank of New York Mellon Trust Company, NA, which was successor in interest to JPMorgan Chase Bank, N.A.), as Trustee, filed May 10, 2005 as Exhibit 4.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
4.2.1	Tri-Party Agreement under the May 6, 2005 Senior Indenture, between the Company, The Bank of New York Mellon Trust Company, NA (successor in interest to JPMorgan Chase Bank, N.A.) (as Prior Trustee) and U.S. Bank, National Association (now U.S. Bank Trust Company, National Association as Successor Trustee), dated February 20, 2009, filed February 25, 2009 as Exhibit 4.3.1 to the Company's Form 10-K for the year ended December 31, 2008, is incorporated herein by reference. (SEC File No. 001-07845)
4.3	Form of $500,000,000 3.50% Senior Notes due 2051 issued pursuant to the Senior Indenture dated May 6, 2005, filed November 19, 2021 as Exhibit 4.3 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
4.4	Form of $500,000,000 4.40% Senior Notes due 2029 issued pursuant to the Senior Indenture dated May 6, 2005, filed March 7, 2019 as Exhibit 4.3 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
4.5	Form of $500,000,000 3.50% Senior Notes due 2027 issued pursuant to the Senior Indenture dated May 6, 2005, filed November 16, 2017 as Exhibit 4.3 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
4.6**	The Company's Description of Capital Stock registered under Section 12 of the Securities Exchange Act of 1934
10.1*	Severance Benefit Agreement between the Company and Karl G. Glassman, dated May 20, 2024, filed May 21, 2024 as Exhibit 10.2 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.2*	Severance Benefit Agreement between the Company and Benjamin M. Burns, dated February 22, 2023, filed June 22, 2023 as Exhibit 10.2 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.3*,**	Severance Benefit Agreement between the Company and Jennifer J. Davis, dated January 1, 2024
10.4*	Severance Benefit Agreement between the Company and J. Tyson Hagale, dated February 22, 2023, filed February 23, 2023 as Exhibit 10.5 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.5*,**	Severance Benefit Agreement between the Company and Robert Samuel Smith Jr., dated August 7, 2024
10.6*	Time Sharing Agreement between the Company and Karl G. Glassman, dated May 20, 2024, filed May 21, 2024 as Exhibit 10.3 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.7*	Transition and Consulting Agreement between the Company and J. Mitchell Dolloff, dated May 20, 2024, filed May 21, 2024 as Exhibit 10.4 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)

Exhibit No.	Document Description
10.8*	Form of Indemnification Agreement approved by the shareholders of the Company and entered into between the Company and its directors and executive officers, filed March 28, 2002 as Exhibit 10.11 to the Company's Form 10-K for the year ended December 31, 2001, is incorporated herein by reference. (SEC File No. 001-07845)
10.9*	Summary Sheet of Executive Cash Compensation, filed August 7, 2024 as Exhibit 10.6 to the Company's Form 10-Q, is incorporated herein by reference. (SEC File No. 001-07845)
10.10*,**	Summary Sheet of Director Compensation
10.11*	Mutual Separation Agreement between the Company and Jeffrey L. Tate, dated June 21, 2023, filed June 22, 2023 as Exhibit 10.5 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.12*	The Company's Flexible Stock Plan, amended and restated, effective as of May 8, 2024, filed March 28, 2024 as an Appendix to the Company's Proxy Statement, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.1*	Form of Non-Qualified Stock Option Award Agreement pursuant to the Company's Flexible Stock Plan, filed November 4, 2014 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.2*	2024 Interim Performance Stock Unit Award Agreement between the Company and Karl G. Glassman, effective May 20, 2024, filed May 21, 2024 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.3*	2024 Form of Performance Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, filed February 28, 2024 as Exhibit 10.6 to the Company's Form 8-K is incorporated herein by reference. (SEC File No. 001-07845)
10.12.4*	2023 Form of Performance Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, filed March 10, 2023 as Exhibit 10.4 to the Company's Form 8-K is incorporated herein by reference. (SEC File No. 001-07845)
10.12.5*,**	Form of Director Restricted Stock Agreement pursuant to the Company's Flexible Stock Plan adopted February 25, 2025
10.12.6*	Form of Director Restricted Stock Agreement pursuant to the Company's Flexible Stock Plan, filed August 7, 2008 as Exhibit 10.1 to the Company's Form 10-Q, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.7*	Form of Director Restricted Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, filed February 24, 2012 as Exhibit 10.9.7 to the Company's Form 10-K for the year ended December 31, 2011, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.8*	2021 Form of Restricted Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, filed February 24, 2021 as Exhibit 10.6 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.13*	The Company's Key Officers Incentive Plan, amended and restated, effective February 26, 2024, filed February 28, 2024 as Exhibit 10.2 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.14*	The Company's Key Officers Incentive Plan, effective June 21, 2023, filed June 22, 2023 as Exhibit 10.6 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.15*	The Company's 2020 Key Officers Incentive Plan, effective January 1, 2020, filed February 19, 2020 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.16*	2024 Award Formula under the Company's Key Officers Incentive Plan, filed February 28, 2024 as Exhibit 10.3 to Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.17*	2023 Award Formula under the Company's 2020 Key Officers Incentive Plan, filed March 10, 2023 as Exhibit 10.1 to Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.18*	2022 Award Formula under the Company's 2020 Key Officers Incentive Plan, filed February 24, 2022 as Exhibit 10.2 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)

Exhibit No.	Document Description
10.19*	The Company's Deferred Compensation Program, effective October 30, 2024, filed November 1, 2024 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.20*	The Company's Deferred Compensation Program, effective November 6, 2017, filed November 9, 2017 as Exhibit 10.6 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.21*	The Company's 2005 Executive Stock Unit Program, as amended and restated, effective January 1, 2023, filed November 21, 2022 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.22*	The Company's Retirement K Excess Program, amended and restated on November 26, 2007, effective as of January 1, 2007, filed February 26, 2008 as Exhibit 10.19 to the Company's Form 10-K for the year ended December 31, 2007, is incorporated herein by reference. (SEC File No. 001-07845)
10.23	Amendment Agreement, dated as of March 22, 2024 relating to the Fourth Amended and Restated Credit Agreement among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein, filed March 25, 2024 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.24	Amendment Agreement adopting the Fourth Amended and Restated Credit Agreement, dated as of September 30, 2021 among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein, filed October 1, 2021 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.25	Commercial Paper Issuing and Paying Agent Agreement between U.S. Bank National Association and the Company, dated December 2, 2014, including Master Note, filed December 5, 2014 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.26	Form of Amended and Restated Commercial Paper Dealer Agreement filed December 5, 2014 as Exhibit 10.2 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
19**	The Company's Insider Trading Policy adopted February 25, 2025
21**	Schedule of Subsidiaries of the Company
23**	Consent of Independent Registered Public Accounting Firm
24**	Power of Attorney executed by members of the Company's Board of Directors regarding this Form 10-K
31.1**	Certification of Karl G. Glassman, pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 26, 2025
31.2**	Certification of Benjamin M. Burns, pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 26, 2025
32.1**	Certification of Karl G. Glassman, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 26, 2025
32.2**	Certification of Benjamin M. Burns, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 26, 2025
97*	The Company's Incentive Compensation Recovery Policy, dated November 6, 2023, filed February 27, 2024 as Exhibit 97 to the Company's Form 10-K for the year ended December 31, 2023, is incorporated herein by reference. (SEC File No. 001-07845)
101.INS***	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH***	Inline XBRL Taxonomy Extension Schema.
101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF***	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase.

Exhibit No.	Document Description
101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

---

*   Denotes management contract or compensatory plan or arrangement.

**   Denotes filed or furnished herewith.

***   Filed as Exhibit 101 to this report are the following formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2024 and December 31, 2023; (ii) Consolidated Statements of Operations for each year in the three year period ended December 31, 2024; (iii) Consolidated Statements of Comprehensive Income (Loss) for each year in the three year period ended December 31, 2024; (iv) Consolidated Statements of Cash Flows for each year in the three year period ended December 31, 2024; (v) Consolidated Statements of Changes in Equity for each year in the three year period ended December 31, 2024; and (vi) Notes to Consolidated Financial Statements.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED

By: _____ /s/ KARL G. GLASSMAN _____
Karl G. Glassman
President and Chief Executive Officer

Date: February 26, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
(a) Principal Executive Officer:		
/s/ KARL G. GLASSMAN Karl G. Glassman	President and Chief Executive Officer (Director)	February 26, 2025
(b) Principal Financial Officer:		
/s/ BENJAMIN M. BURNS Benjamin M. Burns	Executive Vice President and Chief Financial Officer	February 26, 2025
(c) Principal Accounting Officer:		
/s/ TAMMY M. TRENT Tammy M. Trent	Senior Vice President and Chief Accounting Officer	February 26, 2025
(d) Directors:		
ANGELA BARBEE* Angela Barbee	Director	
MARK A. BLINN* Mark A. Blinn	Director	
ROBERT E. BRUNNER* Robert E. Brunner	Director	
MARY CAMPBELL* Mary Campbell	Director	

Form 10-K

Signature	Title	Date

MANUEL A. FERNANDEZ*
Manuel A. Fernandez

Director

KARL G. GLASSMAN*
Karl G. Glassman

Director

JOSEPH W. MCCLANATHAN*
Joseph W. McClanathan

Director

SRIKANTH PADMANABHAN*
Srikanth Padmanabhan

Director

JAI SHAH*
Jai Shah

Director

PHOEBE A. WOOD*
Phoebe A. Wood

Director

*By: _____ **/s/ S. SCOTT LUTON** _____

S. Scott Luton

Attorney-in-Fact
Under Power-of-Attorney
dated
February 25, 2025

February 26, 2025

Exhibit 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of **LEGGETT & PLATT, INCORPORATED,** a Missouri corporation (the *"Corporation"*), does hereby nominate, constitute and appoint Benjamin M. Burns, Jennifer J. Davis and S. Scott Luton, or any one of them individually, his or her true and lawful attorneys-in-fact, to sign in the name of and on behalf of the undersigned directors of the Corporation and to file with the Securities and Exchange Commission (*"SEC"*) the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and any other document or further Amendment to said Annual Report, and to take such other action, all as said attorneys-in-fact, or any one of them individually, deem necessary or advisable to the end that such Annual Report or Amendments thereto in respect of same, shall comply with the Securities Exchange Act of 1934, as amended, and the applicable rules of the SEC thereunder; and does hereby ratify and confirm all that said attorneys-in-fact, and each of them individually, may do by virtue hereof. This Power of Attorney may be signed in multiple counterparts, and all such counterparts, collectively, shall constitute a single document.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney or a counterpart hereof as of the 25th day of February 2025.

/s/ ANGELA BARBEE	/s/ KARL G. GLASSMAN
Angela Barbee	Karl G. Glassman
/s/ MARK A. BLINN	/s/ JOSEPH W. MCCLANATHAN
Mark A. Blinn	Joseph W. McClanathan
/s/ ROBERT E. BRUNNER	/s/ SRIKANTH PADMANABHAN
Robert E. Brunner	Srikanth Padmanabhan
/s/ MARY CAMPBELL	/s/ JAI SHAH
Mary Campbell	Jai Shah
/s/ MANUEL A. FERNANDEZ	/s/ PHOEBE A. WOOD
Manuel A. Fernandez	Phoebe A. Wood

Form 10-K

GLOSSARY

Annualize: To take a measurement covering a period of less than one year and extrapolate it to cover a full year.

Basis Point: A unit of measure equal to 1/100th of 1%.

Business Group or Unit: An organizational subset of Leggett & Platt's operations; there are currently 7 business groups and 15 business units (BUs).

Capital Expenditure (Capex): Funds used to purchase property, plant, and equipment.

Cash Equivalents: Highly liquid assets; assets that can be readily converted into cash.

Climate Change: Long-term shifts in temperature and weather patterns.

CombiCore™: A semi-finished mattress composed of a ComfortCore® innerspring unit with individual foam blocks on top of each coil and an Eco-Base® bottom.

ComfortCore®: Fabric-encased innerspring coils, also known as pocket coil, sold by Leggett & Platt.

Commercial Paper: Unsecured (i.e., no collateral required), unregistered short-term debt that matures within 270 days.

Compressed Mattress: A mattress that is flattened, vacuum-sealed in plastic, folded, rolled, and boxed for warehousing and shipment to consumers. Often referred to as boxed beds.

Content Gains: Growing our sales by placing more of our components and features into our customers' products.

Cybersecurity: The protection of internet-connected systems and data from cyberthreats.

Digitally Native Brands: Brands that originated online and leverage consumer insights on internet, social media, and e-commerce platforms for brand creation, marketing, and sales.

Dividend: The portion of a company's profit paid to shareholders, usually in cash.

Dividend Yield: The portion of the stock price returned to shareholders annually as dividends (equal to dividends declared divided by stock price). For example, a stock selling for $20 that pays shareholders $1.00 in annual dividends has a dividend yield of 5.0% (= 1.00 / 20.00).

EBIT: Earnings Before Interest and Taxes

EBIT, Adjusted: EBIT, adjusted to exclude items such as restructuring-related costs, impairments, gains or losses on sale, litigation accruals, etc. We make these adjustments to aid investors' awareness of underlying operational profitability.

EBIT Margin: EBIT divided by sales; equal to the amount of EBIT earned per dollar of sales.

EBIT Margin, Adjusted: Adjusted EBIT divided by sales.

EBITDA: EBIT + Depreciation + Amortization

EBITDA, Adjusted: EBITDA, adjusted to exclude items such as restructuring-related costs, impairments, gains or losses on sale, litigation accruals, etc. We make these adjustments to aid investors' awareness of underlying operational profitability.

EBITDA Margin, Adjusted: Adjusted EBITDA divided by sales.

Eco-Base®: A ComfortCore® innerspring unit with a robust fabric attached to the bottom, eliminating the need for customers to apply commodity base foam and saving production time and labor, waste, and chemical use.

EPS: Earnings Per Share. After-tax profit divided by the weighted average number of shares of stock. For instance, a company earning $6 million, with 3 million shares of stock, has an EPS of $2 per share.

EPS, Adjusted: EPS, adjusted to exclude items such as restructuring-related costs, impairments, gains or losses on sale, litigation accruals, unusual tax items, etc. We make these adjustments to aid investors' awareness of underlying operational profitability.

Equity: Another term for net worth. A company's total assets minus total liabilities.

EV: Electric Vehicle

Form 10-K: An annual report filed with the SEC by public companies.

Forward-Looking Statements: Comments a company makes regarding beliefs or expectations about the future.

Geo Components: Products used for ground stabilization and erosion control.

GHG: Greenhouse gas

Goodwill: The premium paid for an acquisition; the amount paid in excess of the fair market value of the assets acquired.

Hedge: An investment made specifically to reduce or eliminate risks related to items such as interest rates, foreign currency exchange rates, and commodity costs.

Hybrid Mattress: Mattresses that combine layers of specialty foam on top of innerspring cores.

Impairment: A reduction in the balance sheet value of assets to reflect current estimated fair value; typically a non-cash charge.

Innerspring: The set of steel coil springs, bound together to form the core of a mattress.

Intangible Asset: A non-financial asset lacking physical substance; examples include goodwill, customer relationships, patents, trademarks, and licenses.

Investment Grade Credit Rating: A designation published by credit rating agencies that indicates lower risk associated with investing in a company's bonds or commercial paper.

Letter of Credit: A bank-issued "promise to pay" that ensures sellers that the buyer will pay.

Long-Term Debt: Liability, such as a bond or a note, that matures (i.e., must be repaid) more than one year into the future.

Maker/User: Leggett & Platt's term for a customer that makes its own components for use in the assembly of a product it manufactures.

Metal Margin: The difference between the selling price of steel rod and the cost of steel scrap.

Motion Mechanism: The component that enables furniture to recline, tilt, swivel, and elevate; usually made from steel.

Net Debt to EBITDA, Adjusted: An indicator of financial leverage; the ratio of net debt (total debt less cash and cash equivalents) to adjusted EBITDA.

Organic Sales: Trade sales excluding sales attributable to acquisitions and divestitures consummated within the last twelve months.

Payout Ratio: The percentage of earnings that is paid to shareholders; dividends declared divided by continuing operations adjusted EPS.

Pre-foam Encased: A ComfortCore® innerspring unit including a rigid foam perimeter automatically attached during the innerspring assembly process and an Eco-Base® bottom.

Quantum® Edge: Narrow-diameter, fabric-encased coils that form a perimeter around a ComfortCore® innerspring unit, replacing a rigid foam perimeter in a finished mattress.

Restructuring-related Costs: Costs including items such as employee termination, plant closure, asset relocation, and inventory write-downs.

Return on Invested Capital (ROIC): Adjusted EBIT - taxes / average (debt + equity – cash); a measure of how efficiently a company uses investors' funds to generate income.

Revolving Credit: Contractual agreement to loan up to a specified amount of money, for a specified period of time; any amounts repaid can be borrowed again.

Segment: A major subset of the company's operations that contains business groups and units. Leggett reports results in three segments.

Steel Rod: Commodity product produced at steel mills. Rod looks like a coil of thick wire and is rolled (or formed) from a billet (which is a long bar of steel). Rod is commonly used to make wire, reinforcing mesh, bolts, and nails.

Total Shareholder Return (TSR): Total benefit an investor realizes from owning our stock; equal to: (Change in Stock Price + Dividends) / Initial Stock Price.

Trade Sales: Overall sales to third parties net of discounts, rebates, and return of product. Also referred to as net trade sales.

Value-Added Tax (VAT): A tax on the amount by which the value of a product has been increased at each stage of its production or distribution.

Working Capital: Current assets minus current liabilities. Sometimes modified to exclude cash and cash equivalents, as well as current maturities of long-term debt, to better analyze operating efficiency.

Leggett & Platt®

Leggett.com